FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2005

ABBEY NATIONAL PLC

(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square
London NW1 3AN, England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 6 April 2005	By:	/s/ Shaun Coles
Shaun Coles
Assistant Company Secretary

Abbey Annual Report and Accounts 2004	1

Business Review and Forward-looking Statements

Chairman’s Statement

This was a year of unprecedented change for Abbey National plc (“Abbey”) culminating in the acquisition of Abbey by Banco Santander Central Hispano, S.A. The offer was recommended by the Boards of both companies and it became effective on 12 November 2004.

     2004 was the second year of a three-year turnaround plan involving a significant amount of reorganisation across the whole company – particularly in the first six months. At the same time we – like our peers – have had to prepare for and implement significant regulatory changes including rules governing mortgage lending. In addition, Abbey and its people also had to cope with the uncertainty and extra demands arising from the takeover activity.

     Given these challenges, Abbey produced a resilient set of results. At the start of 2004, I said that we had to be able to show tangible evidence of progress – both for our customers and our shareholders. For our customers we have improved the quality of the service and products that we offer – but accept that we can and must do better. For our shareholders, the value of the Banco Santander Central Hispano, S.A. offer represented a premium of circa 38% compared to the average share price in the three months prior to announcing the deal – and subsequently the strong performance in the Banco Santander Central Hispano, S.A. share price to the date of this report has increased this value further.

     Abbey returned to profit in 2004 after two successive years of losses even after incurring a further £564m of reorganisation costs and post acquisition charges. The risks within the Portfolio Business Unit have been substantially removed – and we have reached agreement with the Financial Services Authority in relation to the closed with-profits funds.

     There have been a number of changes to the management team since the completion of the sale of Abbey. Francisco Gómez-Roldán, formerly Finance Director of Banco Santander Central Hispano, S.A., is Abbey’s new Chief Executive. Francisco has held various senior posts with Banco Santander Central Hispano, S.A., including key roles in turning around the performance of two Spanish banks, Banesto and Argentaria. Since his appointment we have restructured the board – introducing a simpler structure with clearer lines of responsibility with increased prominence to risk and compliance. In February, Graeme Hardie, former Head of NatWest Retail Banking, joined the Board as Executive Director, Sales and Marketing, with the position as Head of Insurance and Asset Management still to be filled. Nathan Bostock also joined the Board as Executive Director, Finance and Markets. We also have a new non-executive director team – with Keith Woodley and myself being joined by a number of highly experienced individuals from Banco Santander Central Hispano, S.A., and Andrew Longhurst, former Chairman of Cheltenham & Gloucester.

     I expect 2005 to be a good year for Abbey. I continue to be impressed by our people, and their resilience and willingness to rise to the challenge. We have clear priorities for 2005, set around cost reduction and sales productivity, whilst maintaining a strong focus on risk and compliance.

     Although there are still challenges ahead, and we will have to make some tough decisions, we are now in a strong position with the support of Grupo Santander to reaffirm Abbey’s position as one of the leading banks in the UK.

Lord Burns, Chairman

2	Abbey Annual Report and Accounts 2004

Business Review and Forward-looking Statements

Chief Executive’s Review

Overview

Abbey returned to profit, with resilient results given a year of change, and the impact of takeover activity on the business in the second half. Abbey is now emerging from a period of significant disruption, having tackled and removed serious risks that threatened the company’s prospects and future.

     There remains huge potential in Abbey’s core retail banking franchise – with about 18 million customers, the Abbey brand and strong market positions – there is scope for Abbey to reverse the underperformance in recent years and reaffirm its position as a leader in personal financial services in the UK. We need to do more with our existing customers – both in terms of retention and cross-selling more products that meet their needs.

     On 12 November 2004, the acquisition of Abbey by Banco Santander Central Hispano, S.A. was completed, making Abbey an important part of one of the largest global banking groups in the world. Abbey’s focus, like that of Grupo Santander is retail banking – working hard at the basics and aiming to improve sales and revenue performance across all our sales channels. At Executive level, we are completing a top class team and are confident we will demonstrate good progress throughout 2005.

Key financial highlights:

>	statutory profit before tax of £273m (2003: a loss of £(686)m), and a profit attributable to ordinary shareholders of £32m (2003: a loss of £(759)m);

>	statutory profit before tax for Personal Financial Services of £250m (2003: £235m);

>	trading profit before tax for Personal Financial Services of £814m compared with £1,021m in 2003, with the decline largely attributable to a narrowing of the Personal Financial Services Spread by 30 basis points;

>	excluding restructuring charges, trading cost growth was restrained to below inflation;

>	credit quality remains excellent, with no significant signs of deterioration on either the secured or unsecured loan portfolios;

>	a Personal Financial Services trading cost: income ratio of 61.5% and return on equity of 12.1%;

>	non-trading charges of £564m include £321m of reorganisation costs incurred through 2004, and a further £243m of post-acquisition charges;

>	total customer loans of £94.3bn, up 4% on last year;

>	the Portfolio Business Unit assets have further reduced by 62% to £4.7bn, now less than 10% of the original £60bn, and a statutory profit reported for 2004; and

>	capital ratios remain strong, with an equity tier 1 ratio of 7.0%.

New business flows in 2004 were mixed, with mortgage new business and investment sales lower than in 2003, but with a turnaround in savings inflows building momentum, and good performances in terms of unsecured lending and bank account openings.

     During the latter part of 2004 signs of revenue stabilisation have been apparent, but the outlook on revenues for 2005 remains tough. Against this backdrop we will work to improve sales productivity while at the same time reducing costs.

Rebranding:

In February 2005, we also announced the alignment of the Abbey corporate identity with the global identity used by Grupo Santander across 40 countries. The familiar Abbey brand name will continue to be used with Grupo Santander’s flame symbol, showing that Abbey is now part of a strong and dynamic group. The focus on improving the customer experience remains – we want to make banking an easier and better experience.

Strategic Outline

Priorities for 2005:

>	improving sales performance and productivity;

>	stabilising revenue trends in mortgages and savings, and positioning the Personal Financial Services business for revenue growth in 2006;

>	significant cost base reductions; and

>	maintaining a strong focus on risk and compliance.

Improving sales performance and productivity:

Key to unlocking the potential in the Abbey customer franchise is improving sales performance and productivity across all sales channels – branch, telephone, electronic, and intermediary. Work is underway to:

>	increase the number and quality of customer-facing employees;

>	introduce a new incentive scheme more closely linked to performance and quality of service;

>	introduce new minimum sales performance standards;

>	improve local management information, particularly in branches, to increase local accountability;

>	rebrand and refurbish branches, commencing from May 2005; and

>	ensure that all call centres can advise and sell across a wider range of Personal Financial Services products – with a seamless link with the branches to assist in terms of retention.

The intermediary channel remains an important part of Abbey’s plans for delivering growth, with the priority on improving service levels, particularly for our main Independent Financial Adviser relationships, including enhancing our online capability and tailoring products exclusively for the Independent Financial Adviser channel.

Revenues:

In 2005, the aim is to stabilise mortgage and savings income, with retaining existing customers a key driver of value. In terms of new business we are targeting an improvement in mortgage sales trends through all channels. In the future, Abbey will compete more effectively in its core markets, and over the next 18 months, we will continue to develop higher margin products such as large loans, buy-to-let and new build.

     In savings, the focus continues to be to rebuild the profitable branch-based franchise, in addition to using electronic channels.

     Outside mortgages and savings, improvements are expected in 2005 across most product areas. In particular, we expect to make progress in rebuilding investment sales with the first step being a new range launched in March, focusing on capital guaranteed offers that use our structuring capability in Abbey Financial Markets. We are also developing plans to boost our unsecured lending, general insurance and Small and Medium Enterprise operations.

Abbey Annual Report and Accounts 2004	3

Business Review and Forward-looking Statements

Chief Executive’s Review continued

Tackling the cost base:

The first phase of work to reduce Abbey’s cost base is underway, including:

>	removing 3,000 roles by the end of the year, with 2,000 of the people affected to be told by the end of March. The vast majority of the roles removed to date relate to back-office functions without affecting our risk and compliance capability;

>	cancellation of 60% of projects, that do not relate to Partenon, Grupo Santander’s information technology platform. This is without damaging revenue prospects; and

>	introduction of a new management team with specific responsibility to control the cost base.

In 2005, the programme of site rationalisation will be accelerated, focusing on reducing the number of call centres in the UK (currently 25), and supported by the development of a single telephony platform.

     The other component of the first phase of cost reduction involves a project spanning 10 workstreams focusing on business and process re-engineering, with benefits expected to increase from 2006.

     The second phase of cost reduction involves the rollout, from late in 2006, of Partenon, and detailed plans are now in place.

Measuring Abbey’s progress:

We remain confident of achieving the published revenue and cost synergies:

>	£150m of revenue synergies by 2007 with momentum from 2006; and

>	a run-rate of £200m gross cost savings by the end of 2006, rising to £300m by 2007.

During the course of 2005 we expect to be able to demonstrate evidence of:

>	increased numbers of customer facing staff;

>	increased staffing levels dedicated to sell;

>	reduced new joiner staff turnover;

>	improved sales performance across all channels;

>	improved market share trends across the range of personal financial services products;

>	successful product launches;

>	further site closures; and

>	3,000 roles removed across the business.

In terms of financial performance during 2005, we are targeting to:

>	stabilise Personal Financial Services trading revenue trends on an underlying basis;

>	accelerate cost savings, with a cost reduction in 2005 of £150m instead of the £100m originally targeted; and

>	reduce reorganisation charges, which will be in line with previous guidance of circa £150m per year, in addition to which, there will be some ongoing spend associated with regulatory change.

2004 marked the year that Abbey returned to profit. This business has huge potential. We can now realise this using Santander’s strength and placing a strong emphasis on execution.

Francisco Gómez-Roldán
Chief Executive

4	Abbey Annual Report and Accounts 2004

Business review and forward-looking statements

Forward-looking statements

Abbey may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the US Securities and Exchange Commission, including this Annual Report, reports to shareholders and other communications. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which Abbey relies in making such disclosures. Examples of such forward-looking statements include, but are not limited to:

>	projections or expectations of revenues, costs, profit (or loss), earnings (or loss) per share, dividends, capital structure or other financial items or ratios;

>	statements of plans, objectives or goals of Abbey or its management, including those related to products or services;

>	statements of future economic performance; and

>	statements of assumptions underlying such statements.

Words such as “believes”, “anticipates”, “expects”, “intends”, “aims”, and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Abbey cautions readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Abbey or on Abbey’s behalf. These factors include:

>	inflation, interest rate, exchange rate, market and monetary fluctuations;

>	the effect of, and changes to, regulation and government policy;

>	the effects of competition in the geographic and business areas in which Abbey conducts operations;

>	changes in consumer spending, saving and borrowing habits in the United Kingdom and in other countries in which Abbey conducts operations;

>	the effects of changes in laws, regulations, taxation or accounting standards or practices;

>	the ability to increase market share and control expenses;

>	the timely development of and acceptance of new products and services of Abbey and the perceived overall value of these products and services by users;

>	acquisitions and disposals;

>	technological changes;

>	the possibility of foreign exchange controls, expropriation, nationalisation or confiscation of assets in countries in which Abbey conducts operations; and

>	Abbey’s success at managing the risks of the foregoing.

Abbey cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and Abbey does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Abbey Annual Report and Accounts 2004	5

Operating and Financial Review

Business Overview

This section contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See “Forward-looking statements” on page 5.

General

Abbey National plc (“Abbey”) and its subsidiaries operate primarily in the UK, and from 12 November 2004 form part of Grupo Santander. Abbey is a significant financial services provider in the UK, being the second largest residential mortgage lender, third largest savings brand, and operates across the full range of personal financial services serving circa 18 million customers.

     The principal executive office and the registered office of Abbey National plc and Abbey National Treasury Services plc is Abbey House, 2 Triton Square, Regent’s Place, London NW1 3AN. The telephone number of Abbey is +44-(0)870-607-6000. The designated agent for service of process on Abbey National plc in the United States is CT Corporation System, with offices at 111 Eighth Avenue, New York, NY 10011. Please see “Operating and Financial review – Tangible fixed assets” for further information regarding Abbey’s properties.

Summary history of Abbey National plc

The Abbey National Building Society (the Society) was formed in 1944 with the merger of two long-standing building societies. In 1988, Abbey National plc was incorporated as a bank and in 1989 the Society transferred business to Abbey National plc as part of the conversion and listing on the London Stock Exchange. In 2003, the brand name was shortened to Abbey and this is the name we use in this Annual Report and Accounts. During 2004, Abbey was acquired by Banco Santander Central Hispano, S.A. The transaction was recommended by the Board of Abbey, and via a scheme of arrangement became effective on 12 November 2004.

Corporate purpose and strategy

Abbey’s purpose and goal is to maximise value for the shareholders of Banco Santander Central Hispano, S.A., focusing on the provision of personal financial services in the UK.

     Over the last two years, Abbey has made good progress in restructuring the business – exiting the large majority of £60bn of assets and businesses that were deemed non-core and investing in the ongoing Personal Financial Services operations. As part of Grupo Santander, this programme will be accelerated. Priorities for 2005 are delivering material further cost savings, improving sales productivity in Abbey’s sales channels, and positioning the bank for a return to revenue growth.

     From a Banco Santander Central Hispano, S.A. perspective, the acquisition of Abbey reflects its confidence in being able to accelerate Abbey’s turnaround, as well as providing a platform for growth in the UK and improving its global diversification and balance.

Executive Responsibility

Following the completion of the acquisition by Banco Santander Central Hispano, S.A., a new organisational structure is being implemented with a revised set of executive responsibilities.

     The new management structure, announced in November 2004, is headed by Francisco Gómez-Roldán (Chief Executive). Francisco was previously Finance Director of Banco Santander Central Hispano, S.A., before which he held a variety of other senior positions in Banco Santander Central Hispano, S.A.

The new structure has the following divisions:

>	Sales and Marketing – responsible for all direct sales (branches, telephone, internet banking) and intermediary channels. Also responsible for marketing including product design and pricing, branding and advertising. This role combines the previous Customer Sales and Customer Propositions functions. Graeme Hardie, former head of Natwest retail customer sales, joined Abbey and was appointed to the Board in February 2005 to head this division.

>	Insurance and Asset Management – responsible for the long-term savings and general insurance business together with the asset management activities of the Group. This is a new division reflecting the importance of these markets to Abbey. Recruitment is underway for a Board position to head this division.

>	Manufacturing – responsible for all information technology and operations activity (including service centres). This is a new division that combines the previous Customer Operations and Information Technology divisions, and is headed by Tony Wyatt.

>	Finance and Markets – this is a new division that comprises Abbey Financial Markets, Finance and the Portfolio Business Unit, and is headed by Nathan Bostock.

>	Human Resources – responsible for all human resources strategy and personnel support. This division is headed by Priscilla Vacassin.

>	Risk – responsible for ensuring that the Board and senior management team of Abbey are provided with an appropriate risk policy and control framework, and to report any material risk issues to the Risk Committee and the Board. This division is headed by Ian Jenkins.

These divisions are supported by four central units - Compliance, Communications, Legal, Secretariat and Tax, and Strategy and Planning.

Competition

Competitive environment and future trends

Abbey’s main competitors are established UK banks, building societies and insurance companies and other providers such as supermarket chains and large retailers.

     In recent years, customer access, choice and mobility have all increased, as has the extent of regulation. The market is competitive, driven largely by market incumbents.

Competition outlook

Management is confident of Abbey’s strength and potential in its core personal financial services markets, and the potential to improve business performance.

6	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Business Overview continued

Personal Financial Services

The overview of Personal Financial Services set out below reflects the reporting structure in place during 2004 on which the segmental information has been presented.

Banking and Savings

Residential mortgages

Abbey is the second largest provider of residential mortgages in the UK, providing mortgage loans for house purchases as well as home improvement loans to new and existing mortgage customers. Mortgage loans are offered in two payment types. Repayment mortgages require both principal and interest to be repaid in monthly instalments over the life of the mortgage. Interest-only mortgages require monthly interest payments and the repayment of principal at the end of the mortgage term (which can be arranged via a number of investment products including Individual Savings Accounts and pension policies, or by the sale of the property).

     Abbey’s mortgage loans are usually secured by a first mortgage over property and are typically arranged for a 25-year term, with no minimum term. Historically interest on mortgage loans has been charged at floating rates determined at the discretion of Abbey by reference to the general level of market interest rates and competitive forces in the UK mortgage market. Fixed rate products offer a predetermined interest rate, generally for between two and five years, after which they bear interest at floating rates.

     In common with the market, an increasing proportion of new business in recent years has been through trackers that track the Bank of England base rate. More recently, a proportion of new loans are flexible mortgages, allowing the customer to vary their monthly payments, or take payment holidays, within predetermined criteria.

Savings

Abbey provides a wide range of retail savings accounts, including on-demand accounts, notice accounts, investment accounts and Individual Savings Accounts. Interest rates on savings in the UK are primarily set with reference to the general level of market interest rates and the level of competition for such funds.

Banking and Consumer Credit

Abbey offers a range of personal banking services including current accounts, credit cards and unsecured loans. Credit scoring is used for initial lending decisions on these products and behavioural scoring is used for certain products for further lending.

     Abbey’s principal credit card offering is delivered through its strategic alliance with MBNA Europe Bank Limited, who are responsible for taking the credit risk and managing the credit card base on an ongoing basis.

Abbey National Offshore

Abbey National International Limited, the principal offshore company, uses the Abbey Offshore brand. Abbey National International Limited’s head office is in Jersey and it has an operational centre in the Isle of Man. Abbey National International Limited’s focus is on attracting deposits by offering a range of savings accounts denominated in sterling, US dollars and euro.

Cater Allen Limited

Cater Allen Limited offers banking services under the trading name Cater Allen Private Bank and aims to provide a personal banking service to high net worth individuals and small corporate clients. The bank attracts clients by marketing to introducers, including Independent Financial Advisers.

James Hay

James Hay provides and offers administration services for self-invested personal pension schemes and small self-administered pension schemes. Its services are provided to end customers mainly via Independent Financial Advisers and branded financial service providers.

cahoot

cahoot is Abbey’s separately branded, e-commerce retail banking and financial services provider. cahoot targets customers who wish to access banking services either through the internet or telephone.

Investment and Protection

The UK life insurance industry consists of three principal segments: protection, investment and savings, and pensions.

>	Protection. The traditional form of protection policy, known as term insurance, provides a lump sum benefit payable on death within a specified term. Policies are also available to provide protection against critical illness and disability.

>	Investment and savings. Investment bonds, with-profit bonds, structured products, unit trusts, Individual Savings Accounts and endowment life insurance policies are included in this category.

>	Pensions. In the UK pensions are a tax-efficient way of saving to provide benefits on retirement. This is a result of the tax deductibility of contributions made and the generally tax-free growth granted to pension funds.

The polarised regime for investment sales is being removed in 2005. Abbey is in the process of making the mandatory changes to comply with the new regime but will continue to sell only its own products for the time being while continuing to review the opportunities that depolarisation presents, for example, gap filling.

     Abbey National Life, and its related subsidiary companies distribute via the marketing associate route, whereby the associate is required to recommend the most suitable products from the product range of the companies for which it acts as associate as well as via the Independent Financial Adviser route in the UK. Independent Financial Advisers must provide suitable advice on the complete product range that exists in the market place.

     Abbey National Life provides a wide range of products including pension, protection and investment products.

     The subsidiaries of Abbey National Life are Abbey National Unit Trust Managers Limited which manages a range of Unit Trusts and Abbey National Personal Equity Plans and Individual Savings Accounts Managers Limited which manages the Personal Equity Plans and Individual Savings Accounts businesses of Abbey. The trustees of the unit trusts changed during the last quarter of 2004 from Citicorp and HSBC to Royal Bank of Scotland Trustee and Depository Services Limited and the investment manager up to January 2004 was Abbey National Asset Managers. On 22 January 2004 Abbey announced that it was transferring certain of its fund management activities to a number of external fund managers.

     Scottish Mutual Assurance plc distributes principally via the Independent Financial Adviser route in the UK. Scottish Mutual Assurance plc and its predecessors have been in the insurance business since 1883. Scottish Mutual provides a broad range of products including personal pensions, single premium products such as investment bonds annuities and products to cover death, critical illness and disability. Since the acquisition of Scottish Provident in 2001, its operations have been combined with Abbey’s other life assurance operations, realising cost synergies. New conventional protection business sold under the Scottish Provident brand in the UK is written into Scottish Mutual Assurance plc.

Abbey Annual Report and Accounts 2004	7

Operating and Financial Review

Business Overview continued

General Insurance

The range of non-life insurance products sold by Abbey includes property (buildings and contents) and payment protection. Residential home insurance remains the primary type of policy sold and is offered to customers through the branch network and over the telephone, often at the same time that a mortgage is being taken out.

     The business model currently uses a panel of competing insurers to offer a wider choice of products and more competitive retail pricing. In addition, Capita Eastgate and Cap Gemini are responsible for the management and development of new systems to support the general insurance business whilst the servicing of policies was outsourced to Capita Eastgate and some claims administration to Aviva plc. The process of fully implementing these arrangements and new systems is nearing completion.

     During 2004, Abbey ceased offering motor and travel insurance.

Abbey Financial Markets (formerly Treasury Services)

Abbey Financial Markets is now structured into the following three business areas:

Asset and Liability Management

Asset and Liability Management is responsible for managing the structural liquidity of the bank. This includes Abbey’s capital management activities and medium and long-term funding, including Abbey’s securitisation programme. It manages Abbey’s product and structural exposure to interest rates and, in that role, is a link between the retail and wholesale banking areas. Asset and Liability Management helps set and implement Board, Asset and Liability Committee and Risk Committee policies for all aspects of balance sheet management – formulating guidance for, and monitoring, the overall balance sheet shape, including maturity profile. In carrying out its financing role, it maintains many relationships in the financial world which are utilised by other parts of the organisation, including the Personal Financial Services businesses and the two customer-facing Abbey Financial Markets businesses.

Derivatives and Structured Products

Derivatives and Structured Products cover equity, fixed income and credit derivative activities including the manufacture of structured products sold to retail customers by Abbey and other financial services organisations.

Short-Term Markets

Short-Term Markets is responsible for managing the operating liquidity of the bank. It runs Abbey’s short-term funding and liquidity management activities and the securities lending/borrowing and repo businesses. Short-Term Markets focuses on managing Abbey’s liquidity, within the overall balance sheet management framework set by Asset and Liability Management, which also creates trading opportunities. Additionally, Short-Term Markets operates in several international non-cash markets, in particular the stock borrowing and lending repo markets. It has retained a US office, to facilitate Abbey’s short-term multi-currency fund raising.

Financing

Abbey Financial Markets continued to raise funding during the year, across the maturity spectrum and in a diverse range of currencies and instruments, but raised no new capital in 2004.

Major debt issuance programs managed by Abbey Financial Markets (1)::

Outstanding at
Programme	31 December 2004	Comments

$15bn medium-term notes	$10.5bn	Issued in European markets

$7bn U.S. medium-term notes	$ 1.6bn	Issued in the United States

$4bn commercial paper	$ 0.7bn	Issued in European markets

$20bn U.S. commercial paper (2)	$ 2.5bn	Issued in the United States

(1)	Securities issued by Abbey National Treasury Services plc unless otherwise stated.

(2)	Managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey.

Abbey first registered with the Securities and Exchange Commission in October 1994. Abbey National plc, Abbey National Treasury Services plc and Abbey National First Capital B.V. have registered various shelf facilities with the Securities and Exchange Commission, the most recent being in February 2001, permitting preference shares and debt securities, including medium-term notes and other subordinated securities, to be issued from the date of registration in an aggregate principal amount of approximately $7bn.

     Under the shelf facility registered with the SEC, Abbey National Treasury Services plc may issue senior debt securities, and Abbey National plc and Abbey National First Capital B.V. may issue subordinated debt securities. Abbey acts as guarantor on a senior basis of the debt securities issued by Abbey National Treasury Services plc, and as guarantor on a subordinated basis of the debt securities issued by Abbey National First Capital B.V. Various other entities within the Abbey group of companies may issue other subordinated securities under the shelf facility.

     At 31 December 2004, the aggregate amount of outstanding claims of creditors senior to the holders of subordinated debt of the following entities (and in the case of Abbey, senior to the holders of subordinated debt guaranteed by Abbey) was as follows:

Abbey National plc and its subsidiaries	£158,223m

Abbey National plc	£87,401m

At 31 December 2004, the aggregate amount of outstanding claims of creditors of the following entities that will rank pari passu with the subordinated debt issued by those entities (and, in the case of Abbey, with the subordinated debt guaranteed by Abbey) was as follows:

Abbey National plc	£6,395m

In March 2004 there was a further issue through a new issue under Abbey’s UK Residential Mortgage Backed Securitisation programme, Holmes Financing Master Trust, bringing the total issuance under the programme to £20.6bn, (of which £15.1bn is outstanding). The terms and conditions of the underlying mortgages remain unaffected by the securitisation process.

     See also “Liquidity sources”.

Group Infrastructure

Group Infrastructure comprises Central Services, Financial Holdings (which contains the earnings on the difference between Abbey’s statutory capital and the target regulatory capital allocated to segments), and the results of certain small non-core businesses.

Portfolio Business Unit

The Portfolio Business Unit originally comprised a number of businesses, assets and portfolios that were deemed inconsistent with the new strategy focusing on personal financial services in the UK. Of the £60bn of assets that existed at the start of the programme, now only £4.7bn remains including finance leases, operating leases (principally Porterbrook), Motor Finance and Litigation Funding.

8	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Summary

The results discussed below are not necessarily indicative of Abbey’s results in future periods. The following information contains certain forward-looking statements. For a discussion of certain cautionary statements relating to forward-looking statements, see “Forward-looking Statements” on page 5.

     The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this document. The Consolidated Financial Statements are prepared in accordance with UK GAAP.

Executive summary

Abbey has prepared this Operating and Financial Review in a manner consistent with the way management views Abbey’s business as a whole. As a result Abbey presents the following key sections to the Operating and Financial Review:

>	Operating review summary – this contains an explanation of the basis of Abbey’s results and any potential changes to that basis in the future, a summary Consolidated Statutory Profit and Loss with commentary, a summary Consolidated Statutory Profit and Loss analysed between Personal Financial Services and the Portfolio Business Unit, and a summary of the nature of adjustments between our statutory basis of accounting and Abbey’s management basis of accounting (known as the “trading” basis);

>	Personal Financial Services – this contains a summary of the results, and commentary thereon, by profit and loss line item on a trading basis for each segment. Additional detailed information is provided for certain segments such as the Banking and Savings and Investment and Protection segments due to the significance of their impact on Abbey’s results;

>	Portfolio Business Unit – this contains a summary of the results and commentary thereon on a management basis for each segment. Additional detailed information is provided on the assets (and relevant provisions) of the Portfolio Business Unit due to these businesses being managed for exit;

>	Other Material Items – this contains detailed information about the statutory to trading basis adjustments; and

>	Balance Sheet Review – this contains an analysis of Abbey’s balance sheet as a whole, including:

>	Capital disclosures – this contains an analysis of Abbey’s capital needs and availability;

>	Off-Balance Sheet disclosures – this contains a summary of Abbey’s off-balance sheet arrangements, their business purpose, and importance to Abbey; and

>	Liquidity disclosures – this contains an analysis of Abbey’s sources and uses of liquidity and recent cashflows.

Basis of results presentation

Results are disclosed to reflect the segmental structure of the group and which is as follows:

>	Banking and Savings;

>	Investment and Protection;

>	Abbey Financial Markets;

>	General Insurance;

>	Group Infrastructure;

>	Wholesale Banking;

>	Motor Finance and Litigation Funding ; and

>	Other.

This report reflects the split of Abbey between the ongoing Personal Financial Services businesses, and those being managed for exit in the Portfolio Business Unit.

     The Banking and Savings, Investment and Protection, General Insurance, Abbey Financial Markets and Group Infrastructure segments represent the Personal Financial Services businesses. The Wholesale Banking, Motor Finance and Litigation Funding and Other segments represent the Portfolio Business Unit.

Critical factors affecting results

Critical accounting policies and areas of significant management judgement

The preparation of Abbey’s financial statements requires management to make estimates and judgements that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Management evaluates its estimates and judgements on an ongoing basis.

     Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

     The following estimates and judgements are considered important to the portrayal of Abbey’s financial condition.

(a) Provisions for bad and doubtful debts

Abbey estimates provisions for bad and doubtful debts with the objective of maintaining reserve levels believed by management to be sufficient to absorb current estimated probable losses in connection with loans and advances to banks and loans and advances to customers. The calculation of specific provisions on impaired loans and advances is based on the likelihood of the asset being written off (or repossessed in the case of mortgage loans) and the estimated loss on such a write-off. These assessments are made using statistical techniques based on historic experience. General provisions are determined based on historic experience, general credit and lending quality, and current or near-future economic prospects. These determinations are supplemented by various formulaic calculations and the application of management judgement.

     Abbey considers accounting estimates related to provisions for bad and doubtful debts “critical accounting estimates” because: (i) they are highly susceptible to change from period to period as the assumptions about future default rates and valuation of potential losses relating to impaired loans and advances are based on recent performance experience, and (ii) any significant difference between Abbey’s estimated losses (as reflected in the specific and general provisions) and actual losses will require Abbey to take provisions which, if significantly different, could have a material impact on its future Profit and Loss Account and its Balance Sheet. Abbey’s assumptions about estimated losses are based on past performance, past customer behaviour, the credit quality of recent underwritten business and general economic conditions, which are not necessarily an indication of future losses.

     Provisions for bad and doubtful debts, less amounts released and recoveries of amounts written off in previous years, are charged to the line item “Provisions for bad and doubtful debts” in the Profit and Loss Account. The specific and general provisions are deducted from the “Loans and advances to banks” and the “Loans and advances to customers” line items on the balance sheet. If Abbey believes that additions to the allowance for such credit losses are required, then Abbey records additional provisions for credit losses, which would be treated as a charge in the line item “Provisions for bad and doubtful debts” in the Profit and Loss Account. Credit exposures that are deemed to be uncollectable and credit losses, net of recoveries of previously written off amounts, are first allocated against the cumulative Provisions for bad and doubtful debts, with any difference charged or credited to the line item “Provisions for bad and doubtful debts” within the Profit and Loss Account.

     Abbey could have chosen, in the current period, estimates that would have had a materially different impact on its financial presentation. For example, the financial statements for the year ended 31 December 2004 include a provision charge for bad and doubtful debts in the Banking and Savings segment for an amount equal to £35m. This provision was reduced (in 2003 it was £130m), reflecting both favourable economic conditions through 2004 resulting in lower defaults and write offs, and improvements to the overall quality of the lending portfolio as a result of effective risk management and debt management operations.

Abbey Annual Report and Accounts 2004	9

Operating and Financial Review

Operating Review – Summary continued

     In calculating the general provisions within the Banking and Savings segment, a range of outcomes was calculated based principally on management’s conclusions regarding the current economic outlook. Had management used different assumptions regarding the current economic outlook, a larger or smaller provision for bad and doubtful debts would have resulted in the Banking and Savings segment that could have had a material impact on Abbey’s reported operating profit in 2004. Specifically, if management’s conclusions as to the current economic outlook were different, but within the range of what management deemed to be reasonably possible economic outlooks, the provision charge for bad and doubtful debts in the Banking and Savings segment could have decreased in 2004 from an actual provision charge of £35m (2003: £130m) by as much as £15m (2003: £124m), with a potential corresponding increase in Abbey’s operating profit in 2004 of up to 6% (2003: 19%), or increased by £87m (2003: £20m), with a potential corresponding decrease in Abbey’s operating profit in 2004 of up to 32% (2003: 3%). The actual provision charge of £35m (2003: £130m) in 2004, was based on what management estimated to be the most probable economic outlook within the range of reasonably possible economic outlooks.

(b) Trading securities and derivatives

Securities which are not held for the purpose of investment, and the associated funding and derivatives classified as trading, are stated at fair value. The fair value of such financial instruments is the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for an instrument, the fair value is calculated based on the market price.

     Where quoted market prices are not available, as is the case with certain over-the-counter derivatives, fair value is determined using pricing models which use a mathematical methodology based on accepted financial theories. Depending on the product type and its components, the fair value of over-the-counter derivatives is modelled using one or a combination of pricing models that are widely accepted in the financial services industry.

     Pricing models take into account the contract terms of the securities as well as market-based valuation parameters, such as interest rates, volatility, exchange rates and the credit rating of the counterparty. Valuation adjustments are an integral component of the fair value estimation process and are taken on individual positions where either the absolute size of the trade or other specific features of the trade or the particular market (such as counterparty credit risk, concentration or market liquidity) require more than the simple application of pricing models.

     When valuation parameters are not observable in the market or cannot be derived from observable market prices, as is the case with certain over-the-counter derivatives, the fair value is derived either through historical analysis of other observable market data (such as spot prices) or through an estimation of a valuation adjustment appropriate for each product. Typically, historical benchmarks are combined with management judgement in this process.

     Abbey considers that the accounting estimate related to valuation of trading securities and derivatives where quoted market prices are not available is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions and (ii) the impact that recognising a change in the valuations would have on the assets reported on its Balance Sheet as well as its net profit/(loss) could be material.

     Changes in the valuation of trading securities and derivatives where quoted market prices are not available are accounted for in the line item “Dealing profits” in the Profit and Loss Account and the “Other assets” and “Other liabilities” line items in Abbey’s balance sheet.

     Abbey could have chosen, in the current period, estimates that would have had a materially different impact on its financial presentation. Had management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty, and valuation adjustments, a larger or smaller change in the valuation of trading securities and derivatives where quoted market prices are not available would have resulted that could have had a material impact on Abbey’s reported operating profit in 2004.

(c) Long-term assurance business

Abbey accounts for the value of the shareholders’ interest in the long-term assurance business using the embedded value basis of accounting, in accordance with UK GAAP for banking groups that own life assurance operations. The embedded value is comprised of the net tangible assets of the life assurance subsidiaries and the present value of the in-force business, which is calculated by projecting future surpluses and other net cash flows attributable to the shareholders arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholders’ overall risk premium.

     Future surpluses will depend on lapse rates, mortality, persistency, investment returns for various categories of investments and levels of expenses (both salary and non-salary). Surpluses are estimated by management through assumptions about future experience, having regard to both actual experience and current economic trends. Surpluses expected to emerge in the future are discounted at risk-adjusted discount rates after provision has been made for taxation. There is an acceptable range into which these assumptions can validly fall, and the use of different assumptions or changes to these assumptions may cause the present value of future surpluses to differ from those assumed at the balance sheet date. This could significantly affect the income recognised, and the value attributed to the in-force business, in the accounts.

     The value of the in-force business could also be affected by changes in the amounts and timing of other net cash flows, principally annual management charges and other fees levied upon the policy holders, which are reflected in the Profit and Loss Account using unsmoothed fund values. In addition, to the extent that actual experience is different from that assumed, the effect will be recognised in the Profit and Loss Account for the period. Demographic assumptions are set individually by product. It is therefore not appropriate to apply a global adjustment to these percentages as it would not give a meaningful sensitivity as different products will react differently or even contrarily to changes in economic conditions.

(d) Impairment of goodwill

The carrying value of goodwill is stated at cost less accumulated amortisation. The carrying value of goodwill is written down by the amount of any impairment, and the loss is recognised in the Profit and Loss Account in the period in which this occurs. Should an external event reverse the effects of a previous impairment, the carrying value of the goodwill may be written up to a value no higher than the original amortised cost. Impairments are calculated with reference to the discounted cash flows of the entity or income generating unit. Assumptions about expected future cash flows require management to make assumptions about interest rates, the health of the economy and operating costs. This involves significant judgement because such factors have fluctuated in the past and are expected to continue to do so.

     Abbey considers that the accounting estimate related to impairment of goodwill is a “critical accounting estimate” because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows, interest rates, the health of the economy and operating costs, and (ii) the impact that recognising a goodwill impairment charge would have on the assets reported on its Balance Sheet as well as on its net profit/(loss) could be material.

10	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Summary continued

     Goodwill impairment charges are accounted for in the line item “Impairment of goodwill” in the Profit and Loss Account and the “Intangible fixed assets” line item in the Balance Sheet.

     Abbey could have chosen, in the current period, estimates that would have had a materially different impact on its financial presentation. Had management used different assumptions regarding the future cash flows, interest rates, the health of the economy and operating costs, a goodwill impairment charge would have resulted that could have had a material impact on Abbey’s reported operating profit in 2004.

Change in accounting presentation

From 1 January 2004, within Abbey Financial Markets there has been a presentational change such that interest on mark-to-market securities and money market instruments is now classified within dealing profits (in non-interest income) rather than in net interest income. This has no impact on profit. In the 12 months to 31 December 2003 this change resulted in reclassification of £86m (2002: £105m) from net interest income and the comparatives for that period have been amended to reflect this change.

Profit on disposal of Group undertakings

Profits of £46m were made in the year ended 31 December 2004 on the disposal of Group undertakings.

Significant acquisitions and disposals

The results for the year ended 31 December 2004 have not been materially impacted by the disposals. There were no significant acquisitions in the year.

Current and future accounting developments

Abbey, along with all listed companies in the European Union, will be required to prepare its financial statements under International Financial Reporting Standards (sometimes referred to as International Accounting Standards) from 1 January 2005. These standards represent a significant change from UK GAAP.

Abbey Annual Report and Accounts 2004	11

Operating and Financial Review

Operating Review – Summary continued

Impact of International Financial Reporting Standards (IFRS)

The impacts below are based on the standards currently in issue and management’s current interpretations of them. As such, the numbers quoted are indicative and intended only to convey direction and approximate scale. These adjustments are unaudited.

	2004 Impacts
			Equity
	Profit and loss impact		impact
	Prospective	Statutory
Standard	only	£m	£m

IAS 19 – Pensions		1	(1,194)

IAS 16 and 17 – Leasing		(1)	(162)

IAS 38 – Software capitalisation		(109)	–

IFRS 2 – Stock option expensing		–	(46)

IFRS 4/IAS 39 – Life investment products		–	(85)

IAS 39 – Non-trading derivatives	*	n/a	(199)

IAS 39 – Credit provisions	*	n/a	3

IAS 39 – Investment debt and equity securities	*	n/a	52

IAS 39 – Fees and commissions	*	n/a	(35)

IAS 39 – Derecognition of liabilities	*	n/a	(154)

IAS 32 – Preference shares	*	n/a	62

Other		5	(25)

Total pre-tax impact of IFRS		(104)	(1,783)

IAS 12 – Deferred taxation		21	(40)

Tax effect of above adjustments		28	494

Total post-tax impact of IFRS on 2004		(55)	(1,329)

In the above analysis the statutory adjustments relate to accounting changes applicable retrospectively. The “Prospective only” items represent those standards that are prospective from 1 January 2005 and adjustment of the 2004 results will not therefore be required.

     The overall effect of statutory restatements would be a reduction of profit before tax of £104m. However, a significant element of this fall would not be ongoing as set out in software capitalisation below. Including the effect of standards that are prospective only, the impact on ongoing Personal Financial Services trading results is estimated to be circa 5%, excluding the impact of preference shares dividends being reclassified as interest expense which is profit attributable neutral. The main standards affecting Abbey are outlined below.

IAS 19 – Pensions – The equity charge reflects the actuarial pension deficit being recognised on the balance sheet. The profit before tax impact in 2004 is not material since the increased pension charge after applying a discount rate to liabilities is offset by adding back the release of existing SSAP 24 accruals. The increase in ongoing pension costs should be substantially offset by the forecast level of full-time employee reductions following the Banco Santander Central Hispano, S.A. acquisition.

     From a regulatory perspective, the IAS equity impact will be substituted with a charge based on the amount of the pension fund deficit that the company would have to meet by way of additional payments (over-and-above “normal” annual contributions) over the next five years.

IAS 16 and 17 – Leasing – These standards require leased assets to be depreciated on a straight line basis over the estimated useful life. Abbey currently uses an actuarial after tax method for the majority of the leased assets. The straight line method generally leads to higher depreciation over the early part of the asset’s life and consequently leads to reduction in opening equity. The effect of this higher depreciation on the 2004 profit and loss is largely offset by the increased profit on sale of leasing companies during the year.

IAS 38 – Software capitalisation – The standard requires software costs to be capitalised and amortised rather than expensed immediately. The charge to the profit and loss reflects the impairment of amounts previously capitalised following the Banco Santander Central Hispano, S.A. acquisition and well documented information technology improvements that are expected to follow. On an ongoing basis, this impairment should lead to a minimal impact on earnings.

IFRS 2 – Stock option expensing – The treatment of share options granted to staff by subsidiaries in the shares of the parent is still being finalised by International Financial Reporting Interpretation Committee (IFRIC). The present guidance is that a subsidiary should treat such options as “cash settled” in the subsidiary accounts, whereas in the parent accounts such options should be treated as “equity settled”.

     Abbey became a subsidiary of Banco Santander Central Hispano, S.A. in 2004, and at that time a number of options in the shares of Abbey were rolled over into Banco Santander Central Hispano, S.A. shares. The profit and loss treatment of this change is yet to be clarified, but the cumulative effect has been included as an equity adjustment.

IFRS 4 and IAS 39 – Life assurance – Under IFRS 4 contracts that are largely investment in nature (do not contain significant insurance risk) will be accounted for as financial instruments under IAS 39. Whilst discounted value of future profits will no longer be recognised in respect of products classified as investment contracts, companies may recognise particular deferred acquisition cost. However, the acquisition costs that are deferrable under IAS are limited, and the deferred acquisition cost asset recognised will be significantly lower than discounted value of future profits reported.

     There is no requirement for a statutory restatement of 2004 earnings. Going forward, there will be the positive effect of no longer recognising prior period’s discounted value of future profits on investment business, partly offset by the impact of not recognising discounted value of future profits on new investment business. The impact is currently anticipated to be relatively small which reflects Abbey’s current view that most of the existing book does contain an element of insurance risk. However, industry consensus is still being finalised on the precise split of products between insurance and investment, and this could alter the adjustment.

IAS 39 – Non-trading derivatives and credit provisions – Abbey’s hedging business model has been substantially changed with the aim of minimising the impact of IAS 39. In future Abbey expects a modest increase in earnings volatility arising in this respect and portfolio provision levels will be more closely linked to changes in the economic climate.

IAS 39 – Fees and commissions – This represents the impact of origination fees receivable on loans (booking/application fees, high loan-to-value fees, survey fees), early redemption fees receivable, and directly related incremental costs of originating loans (survey fees and introducer commissions on mortgages, and issue costs on floating rate notes in special purpose vehicles) being deferred and recognised in income over the expected life of the loan on an effective yield basis.

IAS 39 – Derecognition of liabilities – The standard allows liabilities to be derecognised only when legally extinguished. The equity adjustment represents the reinstating of certain liabilities to their original contractual values. This standard is not expected to have any impact on 2005 earnings relative to 2004.

IAS 32 – Preference shares – Preference shares will be classified as debt, and coupon payments reflected as interest payable rather than dividends. The profit and loss impact represents this adjustment, while the equity adjustment comprises the translation of Abbey US Dollar preference shares to local currency based on the year-end rate, compared to UK GAAP book value of historic rate.

12	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Summary continued

Group summary

Summarised consolidated statutory Profit and Loss Account and selected ratios

		31 December	31 December
	31 December	2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Net interest income (1)	1,530	2,062	2,584

Non-interest income (1)	1,114	370	916

Total operating income	2,644	2,432	3,500

Administrative expenses and depreciation on fixed assets	(2,134)	(2,126)	(1,955)

Goodwill impairment and amortisation	(20)	(38)	(1,202)

Depreciation and impairment on operating lease assets	(151)	(251)	(280)

Provision for bad and doubtful debts	35	(474)	(514)

Provisions for contingent liabilities and commitments	(202)	(104)	(50)

Amounts written off fixed asset investments	80	(193)	(511)

Operating profit/(loss)	252	(754)	(1,012)

Income from associated undertakings	6	12	17

Profit on disposal of Group undertakings	46	89	48

(Loss) on the sale or termination of an operation	(31)	(33)	–

Profit/(loss) on ordinary activities before tax	273	(686)	(947)

Tax on profit/(loss) on ordinary activities	(144)	42	(152)

Profit/(loss) on ordinary activities after tax	129	(644)	(1,099)

Earnings/(loss) per ordinary share	2.2p	(52.4)p	(84.8p )

Dividend per ordinary share	39.33p	25.0p	25.0p

Equity Shareholders’ funds	4,292	4,699	5,602

Net asset value per ordinary share	288p	321p	384p

Tier 1 capital ratio	10.4%	10.1%	9.2%

Equity Tier 1 capital ratio	7.0%	6.9%	6.4%

Banking Equity Tier 1 capital ratio	4.4%	4.7%	4.6%

Closing risk weighted assets (£bn)	54.2	61.2	78.7

(1)	Note, from the first half of 2004, within Abbey Financial Markets there has been a presentational change such that interest on mark-to-market securities and market instruments is now classified within dealing profits (in non-interest income) rather than in net interest income. This has no impact on profit. In the 12 months to December 2003 this change resulted in reclassification of £86m (2002: £105m) from net interest income to non-interest income and the comparatives for that period have been amended to reflect this change. Under the previous presentation net interest income in 2003 was £2,148m (2002: £2,689m) and non-interest income was £284m (2002: £811m).

2004 compared to 2003

Total profit before tax of £273m compared to a loss of £686m in 2003. Material movements by line included:

>	net interest income of £1,530m (2003: £2,062m) down 26%, reflecting lower product redemption charge income, and a changing business mix with lower margin new business replacing the run-off of higher margin back book in both the mortgages and savings portfolios. The fall in net interest income also reflects the lower level of interest earning assets in the Portfolio Business Unit;

>	non-interest income of £1,114m (2003: £370m), up 201% as a result of the non-recurrence of certain embedded value rebasing charges that impacted life assurance earnings in 2003, in addition to lower loss realisations from Portfolio Business Unit asset sales in 2004;

>	administrative expenses of £2,134m (2003: £2,126m) were broadly in line with 2003. Personal Financial Services expenses rose £202m to £2,044m largely reflecting expenses related to the acquisition of Abbey by Banco Santander Central Hispano, S.A. and resulting redundancy and restructuring provisions. Portfolio Business Unit expenses fell due to the reduced size of operations;

>	goodwill of £20m relates primarily to amortisation of the remaining Scottish Provident goodwill;

>	depreciation on operating lease assets of £151m (2003: £251m), down 40% reflecting the sale of leasing companies in the Portfolio Business Unit.;

>	a credit provision release in relation to bad and doubtful debts of £35m (2003: £474m charge), was mainly driven by a reduction in the level of general provisions on mortgages, the release of provisions relating to the Scottish Provident contingent loan and the non-recurrence of Portfolio Business Unit provisions;

>	provisions for contingent liabilities and commitments increased to £202m (2003: £104m) mainly due to increases in the level of misselling provisions; and

>	a release of amounts written off fixed asset investments of £80m (2003: £193m charge) reflecting the disposal of Portfolio Business Unit assets for amounts in excess of their written down value, reflecting the improvement in economic conditions relating to these assets.

2003 compared to 2002

     Loss on ordinary activities before tax of £686m compared to £947m in 2002. Material movements by line included:

>	net interest income of £2,062m (2002: £2,584m), down 20%, with lower average asset balances reflecting accelerated Portfolio Business Unit disposals;

>	non-interest income of £370m (2002: £916m), down 60% as a result of increased loss realisations driven from Portfolio Business Unit asset sales;

>	administrative expenses and depreciation on fixed assets of £2,126m (2002: £1,955m), up 9%, driven by reorganisation expenses including asset write-downs, partly offset by savings from the cost programme;

>	goodwill impairment and amortisation of £38m which relates primarily to amortisation of remaining Scottish Provident goodwill, and is significantly lower than the charge in 2002 that was driven by goodwill impairments of £1,138m;

>	provisions for bad and doubtful debts of £474m (2002: £514m), down 8% benefiting from lower Portfolio Business Unit related provisions given reduced asset balances;

>	provisions for contingent liabilities and commitments up to £104m (2002: £50m) following a £50m provision for product misselling exposures; and

>	lower amounts written off fixed-asset investments of £193m (2002: £511m) reflecting provisioning raised in 2002 arising from specific counterparty deterioration in the Portfolio Business Unit, and consistent with the significant reduction in asset balances during 2003.

Abbey Annual Report and Accounts 2004	13

Operating and Financial Review

Operating Review – Summary continued

Summarised consolidated statutory profit and loss account analysed between Personal Financial Services and the Portfolio Business Unit

	31 December 2004			31 December 2003 (restated)			31 December 2002 (restated)
	PFS	PBU	Total	PFS	PBU	Total	PFS	PBU	Total
	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m	£ m

Net interest income	1,470	60	1,530	1,709	353	2,062	1,738	846	2,584

Non-interest income and charges	1,031	83	1,114	701	(331)	370	722	194	916

Total operating income	2,501	143	2,644	2,410	22	2,432	2,460	1,040	3,500

Administrative expenses	(2,044)	(90)	(2,134)	(1,842)	(284)	(2,126)	(1,611)	(344)	(1,955)

Goodwill impairment and amortisation	(20)	–	(20)	(28)	(10)	(38)	(811)	(391)	(1,202)

Depreciation of operating lease assets	–	(151)	(151)	–	(251)	(251)	(23)	(257)	(280)

Provisions for bad and doubtful debts	46	(11)	35	(210)	(264)	(474)	(150)	(364)	(514)

Provisions for contingent liabilities and commitments	(202)	–	(202)	(85)	(19)	(104)	(46)	(4)	(50)

Amounts written off fixed asset investments	–	80	80	(10)	(183)	(193)	2	(513)	(511)

Operating profit/(loss)	281	(29)	252	235	(989)	(754)	(179)	(833)	(1,012)

Income from associated undertakings	–	6	6	–	12	12	–	17	17

Profit on disposal of Group undertakings	–	46	46	–	89	89	–	48	48

(Loss) on the sale or termination of an operation	(31)	–	(31)	–	(33)	(33)	–	–	–

Profit/(loss) on ordinary activities before tax	250	23	273	235	(921)	(686)	(179)	(768)	(947)

14	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Summary continued

Adjustments between the statutory basis and the trading basis

Abbey’s management reviews discrete financial information for each of its segments that includes measures of operating results and assets. However, due to the differing natures of its ongoing Personal Financial Services group of reportable segments and its Portfolio Business Unit group of reportable segments, which is being managed for exit, the Personal Financial Services group of reportable segments and Portfolio Business Unit group of reportable segments are managed differently. The Personal Financial Services group of reportable segments are managed primarily on the basis of its results, which are measured on a trading basis. The Portfolio Business Unit group of reportable segments is managed both on the basis of its results, which is measured on a management basis, and on the basis of its net asset value. On a consolidated level, the trading results of the Personal Financial Services group of reportable segments is aggregated with the management results of the Portfolio Business Unit group of reportable segments to give the summarised trading Profit and Loss Account. The trading basis for Abbey’s Personal Financial Services group of reportable segments and the management basis for its Portfolio Business Unit group of reportable segments are collectively known as the “trading” basis, as presented below.

     Management considers that the trading basis provides the most appropriate way of reviewing the performance of the business. The main adjustments are:

>	Embedded value charges and rebasing – these are unpredictable as they depend on both equity and debt market movements which do not affect the underlying performance of what is a very long-term business. The short-term market movements remain a very important factor in the management of the business but these are managed separately with a more risk-based focus.

>	Reorganisation costs – in 2002, Abbey initiated a far-reaching cost reduction programme and embarked on a period of significant organisational investment and change. Management needs to understand the underlying drivers of the cost base that will remain after the exercise is complete, and does not want this view to be clouded by the costs of the exercise, which are managed independently. More recently, Abbey was acquired by Banco Santander Central Hispano, S.A., which increased the charge in 2004 and will give rise to further restructuring expenditure.

>	Goodwill charges – these charges can vary significantly year on year, and hence can materially affect the profit or loss for that year. As a result Abbey reviews these charges separately to avoid clouding the presentation of underlying results.

>	Depreciation of operating lease assets – The operating lease businesses are managed as financing businesses and therefore management needs to see the margin earned on the businesses. Residual value risk is separately managed. As a result the depreciation is netted against the related income.

>	Income from associated undertakings is included within trading income because it is a regular source of income to Abbey’s operations. Therefore management believes its inclusion at this level reflects the aggregate income from Abbey’s activities.

>	Profit on disposal of Group undertakings is included within trading income for reasons similar to those noted above relating to income from associated undertakings.

For a detailed explanation of these items, please refer to the “Other material items” section of the Operating and Financial Review. The Personal Financial Services group of reportable segments’ adjustments are the deduction of:

>	embedded value charges and rebasing;

>	reorganisation costs (including post acquisition expenses and provisions); and

>	goodwill charges.

>	There is also a single reclassification adjustment where depreciation on operating lease assets is netted within trading income as opposed to being recorded as a part of operating expenses.

The Portfolio Business Unit group of reportable segments’ adjustments are:

>	depreciation on operating lease assets is netted within trading income as opposed to being recorded as a part of operating expenses;

>	income from associated undertakings is reported as part of non-interest income as opposed to being reported below the operating loss or profit line; and

>	profit on disposal of group undertakings is also reported as part of non-interest income as opposed to being reported below the operating loss or profit line.

The movement of each of these adjustments is discussed in more detail in the “Other Material Items” section.

Abbey Annual Report and Accounts 2004	15

Operating and Financial Review

Operating Review – Personal Financial Services continued

Personal Financial Services profit before tax by segment

	Banking	Investment	Abbey
	and	and	Financial	General	Group
	Savings	Protection	Markets	Insurance	Infrastructure	Total
31 December 2004	£m	£m	£m	£m	£m	£m

Net interest income	1,510	77	21	(4)	(134)	1,470

Non-interest income	438	171	291	114	116	1,130

Depreciation on operating lease assets	–	–	–	–	–	–

Total trading income	1,948	248	312	110	(18)	2,600

Total trading expenses	(1,114)	(83)	(109)	(40)	(253)	(1,599)

Provision for bad and doubtful debts	(34)	–	–	–	–	(34)

Provisions for contingent liabilities and commitments	(155)	–	–	–	2	(153)

Amounts written off fixed asset investments	–	–	–	–	–	–

Trading profit before tax	645	165	203	70	(269)	814

Adjust for:

– Embedded value charges and rebasing	–	21	–	–	–	21

– Reorganisation expenses	(183)	(57)	(24)	(16)	(285)	(565)

– Goodwill charges	–	–	–	–	(20)	(20)

Operating profit/(loss)	462	129	179	54	(574)	250

			Abbey
	Banking	Investment	Financial
	and	and	Markets	General	Group
	Savings	Protection	(restated)	Insurance	Infrastructure	Total
31 December 2003	£m	£m	£m	£m	£m	£m

Net interest income	1,720	83	26	(5)	(115)	1,709

Non-interest income	427	214	223	126	90	1,080

Depreciation on operating lease assets	–	–	–	–	–	–

Total trading income	2,147	297	249	121	(25)	2,789

Total trading expenses	(1,132)	(58)	(109)	(48)	(230)	(1,577)

Provision for bad and doubtful debts	(130)	–	–	–	–	(130)

Provisions for contingent liabilities and commitments	(9)	–	–	–	(52)	(61)

Amounts written off fixed asset investments	–	–	–	–	–	–

Trading profit before tax	876	239	140	73	(307)	1,021

Adjust for:

– Embedded value charges and rebasing	–	(443)	–	–	–	(443)

– Reorganisation expenses	(169)	(16)	(19)	(41)	(70)	(315)

– Goodwill charges	–	–	–	–	(28)	(28)

Operating profit/(loss)	707	(220)	121	32	(405)	235

16	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

			Abbey
	Banking	Investment	Financial
	and	and	Markets	General	Group
	Savings	Protection	(restated)	Insurance	Infrastructure	Total
31 December 2002	£m	£m	£m	£m	£m	£m

Net interest income	1,799	90	27	(3)	(175)	1,738

Non-interest income	454	335	231	149	106	1,275

Depreciation on operating lease assets	(23)	–	–	–	–	(23)

Total trading income	2,230	425	258	146	(69)	2,990

Total trading expenses	(1,108)	(53)	(110)	(54)	(252)	(1,577)

Provision for bad and doubtful debts	(151)	–	–	–	1	(150)

Provisions for contingent liabilities and commitments	(11)	–	–	–	(35)	(46)

Amounts written off fixed asset investments	2	–	–	–	–	2

Trading profit before tax	962	372	148	92	(355)	1,219

Adjust for:

– Embedded value charges and rebasing	–	(553)	–	–	–	(553)

– Reorganisation expenses	(23)	–	–	–	(11)	(34)

– Goodwill charges	–	–	–	–	(811)	(811)

Operating profit/(loss)	939	(181)	148	92	(1,177)	(179)

2004 compared to 2003

>	Personal Financial Services trading profit before tax of £814m was down 20% on 2003 (2003: £1,021m), largely due to a fall in net interest income reflecting a 30 basis point reduction in spread.

>	Banking and Savings trading profit before tax decreased by 26% to £645m (2003: £876m). This was largely attributable to the reduction in the Personal Financial Services Banking spread, with a £154m provision for contingent liabilities including misselling risks, largely offset by a £117m release of general provisions.

>	Investment and Protection trading profit before tax decreased to £165m (2003: £239m). The main reason for the movement is the reduction in the discount rate and the increase in the internal value based management charge due to a change in the assumed mix of gearing in the business.

>	General Insurance trading profit before tax of £70m was £3m lower than 2003 largely due to falls in new business volumes and lower retention levels, offset by decreases in expenses.

>	Abbey Financial Markets trading profit before tax of £203m was up 45%, reflecting favourable market conditions and a number of positive risk management trades which totalled circa £65m, that will not repeat in 2005.

>	Group Infrastructure trading loss before tax of £269m decreased by £38m (2003: loss of £307m) due partly to the allocation of more net interest cost to the businesses, to reflect current gearing in the businesses, combined with a lower provision for contingent liabilities.

2003 compared to 2002

>	Personal Financial Services’ trading profit before tax of £1,021m (2002: £1,219m) was down 16%, largely reflecting reduced earnings from the life assurance businesses and a fall in net interest income in Banking and Savings.

>	Banking and Savings’ trading profit before tax decreased by 9% to £876m (2002: £962m). This is largely attributable to a fall in the interest spread.

>	Investment and Protection’s trading profit before tax decreased to £239m (2002: £372m) largely due to a £142m adverse swing in experience and assumption changes. This was partially offset by a £44m improvement in expected return. Despite relatively stable margins, contributions from new business were also down 15%, reflecting the drop in investment business volumes.

>	Abbey Financial Markets’ trading profit before tax was down 5% to £140m (2002: £148m), with a weaker second half performance reflecting less favourable markets.

>	General Insurance’s trading profit before tax of £73m was £19m lower than 2002, primarily due to a reduction in retail margin following an increase in the risk premiums payable to the principal underwriter.

>	Group Infrastructure’s trading loss before tax improved by £48m to £(307)m (2002: £(355)m) due to increased earnings on centrally-held capital and lower expenses. This was partly offset by a provision of £50m relating to potential product misselling.

Abbey Annual Report and Accounts 2004	17

Operating and Financial Review

Operating Review – Personal Financial Services continued

Business flows relating to the Personal Financial Services businesses are set out below. These flows are used by management to assess the sales performance of Abbey both absolutely and relative to its peers, and to inform management of product trends in the Personal Financial Services market. These flows can also enable the reader to compare Abbey with other Personal Financial Services organisations.

Personal Financial Services business flows

	31 December	31 December	31 December
	2004	2003	2002

Banking and Savings

Mortgages: (1)

Gross mortgage lending	£25.0bn	£29.1bn	£22.1bn

Capital repayments	£21.9bn	£19.7bn	£15.4bn

Net mortgage lending	£3.1bn	£9.4bn	£6.7bn

Mortgage stock	£90.9bn	£87.8bn	£78.4bn

Of which:

– Abbey retail	£87.5bn	£84.7bn	£75.7bn

– Housing Association	£3.4bn	£3.1bn	£2.7bn

Market share – gross mortgage lending	8.6%	10.7%	10.1%

Market share – capital repayments	11.5%	11.2%	11.0%

Market share – net mortgage lending	3.1%	9.9%	8.6%

Market share – mortgage stock	10.4%	11.5%	11.7%

Retail deposits:(2)

Total net deposit flows	£1.4bn	£1.2bn	£1.9bn

Of which:

– Abbey retail	£0.3bn	£0.4bn	£1.0bn

– Other	£1.1bn	£0.8bn	£0.9bn

Deposit stock	£61.9bn	£60.5bn	£59.3bn

Of which:

– Abbey retail	£49.7bn	£49.4bn	£48.8bn

– Other	£12.2bn	£11.1bn	£10.5bn

Market share – total household deposit flows	2.3%	1.6%	2.2%

Market share – outstanding household deposits	6.8%	7.1%	7.6%

Banking:

Bank account openings:

– Abbey retail	334,950	344,000	354,000

– Other	54,776	52,000	90,000

	389,726	396,000	444,000

Bank account stock:

– Abbey retail	3,522,525	3,335,000	3,138,000

– Other	460,696	443,000	447,000

	3,983,221	3,778,000	3,585,000

Bank account liability:

– Abbey retail	£4.5bn	£4.3bn	£3.5bn

– Other	£3.1bn	£3.4bn	£3.9bn

	£7.6bn	£7.7bn	£7.4bn

Credit card openings:

– Abbey retail	185,000	215,000	216,000

– Other	13,040	36,000	48,000

	198,040	251,000	264,000

Credit card stock:

– Abbey retail	1,048,000	904,000	748,000

– Other	139,634	141,000	114,000

	1,187,634	1,045,000	862,000

Gross unsecured personal loan lending:

– Abbey retail	£1.1bn	£1.0bn	£1.0bn

– Other	£1.0bn	£0.7bn	£0.5bn

	£2.1bn	£1.7bn	£1.5bn

Unsecured lending asset:(3)

– Abbey retail	£2.0bn	£1.9bn	£2.0bn

– Other	£1.4bn	£1.0bn	£0.6bn

	£3.4bn	£2.9bn	£2.6bn

*SME account openings (net)	29,245	38,000	36,000

*SME account stock	158,027	129,000	91,000

*SME account liability	£3.7bn	£3.2bn	2.9bn

	31 December	31 December	31 December
	2004	2003	2002

Investment and Protection

Investment:

New business premiums: Investments	£476m	£917m	£866m

New business premiums: Pensions	£292m	£464m	£1,342m

With Profits – closed	–	£2m	£197m

Prudence Bonds – closed	£3m	£54m	£11m

Total life assurance new business premiums	£771m	£1,437m	£2,416m

Inscape and James Hay	£250m	£256m	£296m

Total investment new business premiums	£1,021m	£1,693m	£2,712m

Annualised equivalent (excluding with-profit bonds)	£119m	£184m	£302m

Annualised equivalent – with-profit bonds	–	–	£20m

Total life assurance annualised equivalent	£119m	£184m	£322m

Branch and Direct – annualised equivalent	£70m	£100m	£170m

Intermediary – annualised equivalent	£49m	£84m	£152m

Total life assurance annualised equivalent	£119m	£184m	£322m

James Hay

New business cases: (by number) (4)	6,099	7,098	8,452

Protection:

Annualised equivalent	£97m	£125m	£112m

Branch and Direct – annualised equivalent	£19m	£28m	£27m

Intermediary – annualised equivalent	£78m	£97m	£85m

Total protection annualised equivalent	£97m	£125m	£112m

Funds under management – life assurance	£25bn	£26bn	£26bn

*	Small and Medium Enterprise.

18	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

	31 December	31 December	31 December
	2004	2003	2002

General Insurance

New policy sales:

Building and Contents	198,453	218,298	267,000

Motor	8,701	25,013	35,000

Creditor	116,236	129,719	144,000

Travel	6,361	33,295	26,000

Other	46,030	46,048	35,000

	375,781	452,373	507,000

Policies in force:

Building and Contents	1,151,187	1,262,000	1,321,000

Motor	48,884	68,000	107,000

Creditor	298,407	295,000	296,000

Travel	1,915	8,000	7,000

Other	189,419	174,000	135,000

	1,689,812	1,807,000	1,866,000

(1)	Mortgage data has been adjusted for all periods to remove the impact of the disposed First National business.

(2)	Deposit inflows and stock have been defined to include all (both retail household and non-household) deposits made through the branch network and remote channels in our retail-orientated businesses, which are predominantly UK-based. For market share purposes only, personal deposits have been used to calculate the share of ‘Outstanding Household Deposits’, in terms of both stock and flow, using a market size estimated from the Office of National Statistics data.

(3)	Unsecured lending asset comprises the sum of unsecured personal loans, credit cards (cahoot only) and overdrafts.

(4)	Adjusted to exclude James Hay inflows now replaced by new business cases (by number). New business cases represent the number of individual SIPP’s, SASS’s & WRAP’s sold. Fixed fees are generated from these sales including Establishment fees, annual Administration fees and Transaction fees which are not affected by the size of the investment flow into the SIPP, SASS & WRAP.

2004 compared to 2003

Banking and Savings

Mortgages

Gross mortgage lending of £25bn was lower than last year (2003: £29.1bn), and represented a reduced market share of 8.6% (2003: 10.7%). This reflected the extent of reorganisation across all of our sales channels, but also less aggressive targeting of the lower profitability remortgage market. During the second half of the year, lending capability was temporarily restricted due to the implementation of new processes and procedures required to comply with Financial Services Authority mortgage regulation. Capital repayments increased to £21.9bn (2003: £19.7bn) driven by the significant increase in asset reaching the end of its incentive period, and market share increased slightly to 11.5% (2003: 11.2%).

     Net lending of £3.1bn was 67% lower than 2003, equating to a market share of 3.1%. This significant drop was driven by a combination of increased capital repayments and lower gross lending, and was particularly evident in the second half of the year. Of the £6.3bn reduction in net lending, 65% (£4.1bn) was due to lower gross lending and 35% (£2.2bn) was due to higher capital repayments.

Retail Deposits

Deposit inflows of £1.4bn for the year, with a strong second half performance of £2.4bn. The focus on profitable branch-based deposits has delivered positive results in the second half, with inflows into accounts such as Flexible Saver broadly offsetting attrition from back book accounts. cahoot also made a strong contribution to deposit inflows.

Banking

Bank account openings were broadly flat compared to 2003 with stock volume continuing to grow, up 5% on 2003. Abbey branded in-credit liability increased by 5%, but other bank account liability decreased largely due to cahoot rates remaining unchanged, despite base rate rises.

     New credit card openings were lower than 2003 performance for the first half of the year, however this position was significantly improved in the second half where a 22% increase on the first half was achieved following competitive pricing, new product development, and an increased focus on credit cards in the branch network. Despite the slow start, stock of cards grew by 14%.

     A 26% increase was achieved in unsecured personal loan gross lending compared to 2003 (£2,098m versus £1,660m) and this resulted in a 17% growth in asset. This was achieved while maintaining rates at a broadly constant level in an increasingly competitive marketplace. Only in the final quarter of 2004, was a more aggressive pricing position adopted.

     Openings of small and medium enterprise accounts were down on last year but total account numbers increased by 22% and account balances by 16%.

Investment and Protection

Investment

In the direct channels – Individual Savings Accounts and Unit Trusts sales were lower compared to 2003, reflecting market trends.

     Via intermediary channels – sale of investments products were significantly down on last year, largely due to lower Flexible Investment Bond sales following the withdrawal of the special offer on the Cash Fund. Investment sales continue to be adversely impacted by Abbey’s withdrawal from with-profits products. Pension sales are also down on last year, although sales picked up in the latter half of 2004.

Protection

Protection sales are down, in part due to lower mortgage sales, but also due to increased competition in the market. Scottish Provident remains one of the leading players in this sector.

General Insurance

General Insurance policy sales of 375,781 were down 17% on 2003. The decline in household sales has been due to lower mortgage volumes reducing cross selling opportunities, coupled with increased lapses due to a switch to new systems. Lower business volumes were offset by higher household sales margins. Abbey exited both the travel and motor markets in 2004, reducing new policy sales by 27,000 and 16,000 respectively.

2003 compared to 2002

Banking and Savings

Mortgages

Full-year gross mortgage lending of £29.1bn (2002: £22.1bn) was up 32%, and represented a market share of 10.7%. With remortgage activity remaining significant throughout the year, capital repayments increased to £19.7bn (2002: £15.4bn), but were still slightly below natural stock share.

     Net lending of £9.4bn was 40% higher than 2002 (£6.7bn), equating to a market share of 9.9%.

Abbey Annual Report and Accounts 2004	19

Operating and Financial Review

Operating Review – Personal Financial Services continued

Retail deposits

Total retail deposit inflows of £1.2bn were lower than the £1.9bn in 2002, with the estimated market share of total household deposit flows also deteriorating to 1.6% from 2.2%. Inflows into Abbey-branded accounts were £0.4bn (2002: £1.0bn), reflecting positive inflows into the personal and business bank account ranges. Cash Individual Savings Account sales were £1.3bn (2002: £1.3bn), in line with last year. The remainder of the inflows relate to Abbey National Offshore and cahoot.

Banking

Bank account openings totalled 396,000 (2002: 444,000), with a total stock of accounts nearing 3.8m. Abbey retail in-credit balances were up 23% to £4.3bn (2002: £3.5bn). Openings in cahoot and other businesses were 42% lower at 52,000 (2002: 90,000) largely due to an increased number of customers opening the cahoot savings account rather than the current account.

     Unsecured lending balances, which incorporate credit cards (cahoot only), unsecured personal loans and overdrafts, increased by 12% to £2.9bn (2002: £2.6bn) driven in particular by growth in cahoot unsecured personal loans. Gross unsecured personal loan new business of £1.7bn was up 13% on 2002.

     Openings of Small and Medium Enterprise accounts exceeded 38,000, up 6% on 2002 levels, with balances now in excess of £3bn.

     Credit card openings of 251,000 were down 5% on 2002.

Investment and Protection

Total life assurance new business premiums were £1.4bn (2002: £2.4bn), reflecting a general decline in demand due to investor nervousness about stock market conditions relating to with-profits funds. The impact on our new business flows was more marked as a result of our previous dependence on with-profits, and subsequent withdrawal from this market and declaration of a zero bonus for with-profit policyholders in 2003.

     By product, the main movements include a significant fall in sales of single premium pension products in Scottish Mutual and Scottish Provident (£(0.4)bn), falls in single premium structured Individual Savings Account and investment bond sales in Abbey National Life (£(0.4)bn), and the withdrawal from the with-profits bond market (£(0.2)bn).

     Sales of protection products were up 12% to £125m (2002: £112m).

General Insurance

General Insurance policy sales of 452,373 were down 11% on 2002, with a fall in household policy sales, only partially offset by increased sales of personal accident and accidental death policies.

     The decline in household policy sales in part reflects the high proportion of mortgage lending through the intermediaries resulting in lower cross sales.

Personal Financial Services trading income

Personal Financial Services trading income by segment by business

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Abbey retail	1,810	2,009	2,082

cahoot	69	57	30

Cater Allen and Offshore	69	81	118

Banking and Savings	1,948	2,147	2,230

Scottish Mutual	84	59	129

Scottish Provident	36	114	49

Abbey National Life	85	89	216

Other	43	35	31

Investment and Protection	248	297	425

General Insurance	110	121	146

Abbey Financial Markets	312	249	258

Group Infrastructure	(18)	(25)	(69)

Total trading income	2,600	2,789	2,990

Adjust for:

– Embedded value charges and rebasing (1)	(27)	(363)	(553)

– Reorganisation expenses – life assurance	(72)	(16)	–

– Depreciation on operating lease assets	–	–	23

PFS total operating income	2,501	2,410	2,460

(1)	The £363m embedded value charges and rebasing in 2003 does not include £80m relating to the tax law changes on the Scottish Provident acquisition structure, which are reported as provisions for bad and doubtful debts for statutory purposes.

2004 compared to 2003

Banking and Savings trading income was £199m lower at £1,948m (2003: £2,147m), largely attributable to the reduction in the Personal Financial Services Banking spread by 30 basis points. This was partially offset by a release of unused reassurance reserves of £42m that are not expected to recur in 2005.

     Investment and Protection trading income of £248m was £49m lower than the previous period (2003: £297m), largely due to lower expected return from embedded value earnings due to the lowering of the discount rate assumption and higher internal value based management charges following a change in the assumed mix of capital support. The 2004 result includes £(59)m of experience variances and assumption charges. (These are discussed in more detail in the “life assurance profit before tax” section).

     In General Insurance trading income fell £11m to £110m (2003: £121m) caused mainly by reduced new policy sales and lower renewals business.

     Abbey Financial Markets trading income of £312m was £63m higher than the previous period (2003: £249m), largely due to a number of risk management opportunities and a favourable interest rate environment. In total, the 2004 results include circa £65m of one-off items that are not expected to repeat in 2005.

     Group Infrastructure trading income of £(18)m (2003: £(25)m) was broadly in line with last year, but benefiting from the allocation of more interest cost to the business areas.

     In addition, 2004 results include circa £50m of income in relation to pre-tax earnings on the Group’s capital, that will not recur in 2005 as a result of the close-out of hedging in 2004.

2003 compared to 2002

Banking and Savings trading income was £83m lower at £2,147m (2002: £2,230m). A fall in net interest income was largely due to high levels of mortgage redemptions being replaced by lower margin new business. This also contributed to a lower overall standard variable rate asset, and more than offset the strong volume growth.

     Investment and Protection trading income of £297m was 30% lower than 2002 at £425m. The main contributor to this decrease was the impact of experience variances and assumption changes on the life assurance businesses, which have moved from £84m favourable in 2002 to £58m unfavourable in 2003.

20	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

     In General Insurance, trading income fell to £121m (2002: £146m), reflecting primarily an increase in the risk premiums payable to the principal underwriter, combined with a fall in policies-in-force.

     Abbey Financial Markets trading income fell by £9m to £249m (2002: £258m), largely due to the impact of reduced business opportunities resulting from the narrower Personal Financial Services mandate following the Portfolio Business Unit disposal process.

     Group Infrastructure trading income of £(25)m (2002: £(69)m) improved by £44m, with net interest income benefiting from earnings on surplus capital arising from the continued Portfolio Business Unit disposal process. Trading non-interest income was negatively impacted by the non-recurrence of some disposal gains in 2002.

Personal Financial Services net interest income and spread

Personal Financial Services net interest income by segment

		31 December	31 December
	31 December	2003	2002
	2004 (1)	(restated)	(restated)
	£m	£m	£m

Banking and Savings	1,510	1,720	1,799

Investment and Protection	77	83	90

General Insurance	(4)	(5)	(3)

Abbey Financial Markets	21	26	27

Group Infrastructure	(134)	(115)	(175)

Net interest income	1,470	1,709	1,738

(1)	For details of restated presentation of interest and dealing profits see page 13.

2004 compared to 2003

Excluding Banking and Savings (analysed below), net interest income decreased by £29m.

2003 compared to 2002

Excluding Banking and Savings, net interest income decreased by £50m.

Personal Financial Services Banking spread

		31 December
	31 December	2003
	2004	(restated)

Net interest income (£m)	1,510	1,720

PFS Banking Spread	1.48%	1.78%

PFS Average Asset Spread	0.70%	0.90%

PFS Average Liability Spread	0.78%	0.88%

PFS Banking margin	1.60%	1.98%

(1)	Banking and Savings net interest income includes income associated with the Housing Association asset, however the Personal Financial Services Banking spread excludes Social Housing.

(2)	Average spread is defined as interest received (mortgage, unsecured personal loans and overdraft interest less suspended interest) over average interest earning assets, less interest payable (savings, in-credit bank accounts) over interest bearing liabilities (including an element of wholesale funding). The 2003 spread, has been restated to reflect the sale of asset financing businesses in June 2004, and also adjustment of certain reported asset and liability balances.

(3)	Asset and liability spreads are calculated using the third party interest payments (such as mortgage interest receivable or savings interest payable) net of relevant hedging compared to an internal transfer price of average base rate plus 15 bps.

(4)	Average margin is defined as net interest income (less suspended interest but including a recapitalisation adjustment that equates to earnings on regulatory capital) divided by the average interest earning assets.

(5)	Information relating to Personal Financial Services Banking Spread is not available for 2002.

The Personal Financial Services Banking spread was 1.48%, 30 basis points lower than the same period of last year with pressure on the asset spread mainly being responsible for the decline. The reduction in the free-to-go standard variable rate asset contributed circa 8bps of the fall, lower product redemption charges a further circa 11bps. The liability spread reduced to 0.78% (2003: 0.88%), benefiting in the first half from a rising rate environment, but with underlying pressure reflecting attrition from high margin back-book accounts.

     Through 2005, a modest decline in the spread is expected following a period of relative stability in the last two quarters.

2004 compared to 2003

Banking and Savings net interest income of £1,510m was down 12.2% (2003: £1,720m), in part reflecting a sharp reduction in product redemption charges to £114m (2003: £194m), with a higher proportion of redemptions being penalty free, as well as a further reduction in average penalties per customer.

     The absolute fall in the level of standard variable rate asset has also had an adverse impact of circa £40m in net interest income in 2004 compared with 2003.

     Earnings from deposits were down by circa £35m, with benefits from rising interest rates and spread widening (particularly in bank accounts) being more than offset by attrition from high margin back-book accounts.

2003 compared to 2002

Banking and Savings net interest income of £1,720m was down 4% (2002: £1,799m), primarily reflecting a fall in the average mortgage book margin, with high levels of redemptions and incentive maturities being replaced by lower margin new lending.

	31 December	31 December	31 December
	2004	2003	2002
Mortgage asset mix (1)	£bn	£bn	£bn

Incentive period

Standard variable rate linked	14	18	19

Base-rate linked	28	26	19

Fixed	18	17	14

Tied in	–	1	2

	60	62	54

Free-to-go

Standard variable rate linked	12	15	17

Base-rate linked	7	2	1

Flexible	6	5	3

Other	1	1	1

	26	23	22

Total mortgage asset	86	85	76

(1)	Quoted mortgage asset excludes £3.1bn (2003: £3.1bn; 2001: £2.2bn) of Housing Association lending, consistent with the methodology used to calculate the Abbey retail spread. In addition, the split of the asset has been restated in prior periods to correct misclassifications, increasing the amount of fixed rate asset, offset by reducing the standard variable rate linked and Base rate linked incentive period values.

2004 compared to 2003

In overall terms, the amount of assets in incentive periods reduced during 2004 reflecting lower gross lending but also high levels of assets reaching the end of their incentive period and reverting to base rate linked (free-to-go). Of the remaining incentive period asset, the standard variable rate linked incentive period business mainly constitutes higher margin variable internal transfer business which all tracks and reverts to standard variable rate. Base rate linked business contains most of the front book business and is linked to base rates in the incentive period.

     The free to go standard variable rate asset has fallen over the past few years due partly to the increase in remortgage business and also the selling of Classic and Lifestyle products which revert to a base rate tracker after the incentive period.

Abbey Annual Report and Accounts 2004	21

Operating and Financial Review

Operating Review – Personal Financial Services continued

     Through 2005, incentive period maturities will again start reverting to standard variable rate, and therefore a more stable profile in the high margin standard variable rate asset is expected.

2003 compared to 2002

At year end, free-to-go standard variable rate was £15bn, reducing through 2003, but in particular from September 2003, as an increased proportion of incentive-based customer loans started to mature onto base rate linked reversion products. This latter segment is broadly restricted to lending undertaken between April 2001 and August 2002.

	31 December	31 December	31 December
	2004	2003	2002
Liability mix	£bn	£bn	£bn

Banking	4.5	4.3	3.5

Remote	11.0	12.2	13.2

Fixed term and tax free savings	15.1	14.5	14.7

Branch-based deposits	15.3	15.3	15.4

Total Abbey branded household liability (1)	45.9	46.3	46.8

Other brands (1)	16.0	14.2	12.5

Total PFS liability	61.9	60.5	59.3

(1)	The split is different to that in the “Personal Financial Services business flows” section due to the treatment of Abbey Business.

2004 compared to 2003

Overall, branch-based deposits have remained stable at £15.3bn. Changes in mix reflect attrition from older branch-based accounts, partly offset by positive flows into new lower but still positive margin, branch-based offerings, such as Flexible Saver and Branch Saver.

     Remote savings balances, including internet and postal, have reduced to £11.0bn (December 2003: £12.2bn). Fixed term and tax-free savings balances increased, with Individual Savings Account (ISA) inflows offsetting bond and Tax Exempt Special Savings Account maturities.

     Growth in balances outside Abbey retail relate primarily to cahoot.

2003 compared to 2002

Overall, branch-based deposits remained broadly stable at £15.3bn. Current account growth contributed positively to the stability of branch-based balances.

     Remote savings balances, including internet and postal, have reduced to £12.2bn (2002: £13.2bn). Fixed term and tax-free savings balances fell modestly, with Individual Savings Account inflows partially offsetting bond and Tax Exempt Specialist Savings Account (TESSA) maturities.

     Growth in balances outside Abbey retail relate primarily to cahoot and Abbey National Offshore.

Trading non-interest income

		31 December	31 December
	31 December	2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Mortgages:

Administration, survey and legal fees	66	73	65

Application and booking fees	40	43	13

Fee income on high loan-to-value loans	88	55	87

Introducer fees payable	(31)	(20)	(17)

Other	17	12	3

	180	163	151

Savings	28	47	67

Banking:

Fees and commissions receivable	278	246	235

Fees and commissions payable	(40)	(38)	(31)

Other	(8)	9	9

	230	217	213

Banking and Savings	438	427	431

Investment and Protection	171	214	335

Building and contents	91	94	118

Motor	–	6	6

Creditor	21	24	22

Other	2	2	3

General Insurance	114	126	149

Abbey Financial Markets (1)	291	223	231

Group Infrastructure	116	90	106

PFS trading non-interest income	1,130	1,080	1,252

(1)	For details of restated presentation of interest and dealing profits see page 13.

2004 compared to 2003

Total mortgage non-interest income has increased by £17m to £180m (2003: £163m), predominantly due to a release of unused reassurance reserves relating to high loan-to-value mortgages, offset by increased introducer fees (due to revised amortisation of fees introduced from 2002), and a fall in administration, survey and legal fees, as a result of reduced mortgage completions in 2004.

     Savings non-interest income of £28m is down £19m on last year (2003: £47m), largely due to a fall in the level of both protection and investment sales.

     Banking related non-interest income increased by £13m to £230m (2003: £217m) driven by a new penalty charging structure, offset by the outsourcing costs of cash processing and reduced automatic teller machine income following the loss of key sites at supermarkets.

     Investment and Protection trading non-interest income is analysed in the life assurance income section.

     General insurance non-interest income of £114m (2003: £126m) was slightly lower than the equivalent period in 2003, with lower new business volumes and a reduction in renewals, in part offset by improved margins.

     Abbey Financial Markets non-interest income increased 30% to £291m (2003: £223m), largely due to a number of risk management trades (totalling circa £65m that are not expected to repeat in 2005) and a favourable interest rate environment.

     In Group Infrastructure, non-interest income of £116m (2003: £90m) increased by £26m, reflecting higher capital charges allocated to the life assurance companies in line with the group’s gearing ratio.

22	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

2003 compared to 2002

Total mortgage non-interest income has increased by £12m to £163m (2002: £151m), largely due to increased new business levels. These improvements have been offset by reduced fee income on high loan-to-value lending, due primarily to lower levels of new business with loan-to-value greater than 90%.

     Savings non-interest income of £47m (2002: £67m) was down 30%, resulting from a fall in commissions earned on lower sales of life assurance policies.

     Banking related trading non-interest income was £4m higher at £217m.

     Investment and Protection trading non-interest income is analysed in the “Life assurance income” section.

     General Insurance income has fallen to £126m (2002: £149m). Buildings and contents income has been impacted by an increase in the costs payable to the principal insurer of £18m not passed on to customers. Reduced new business and lower renewals have also contributed to the overall reduction in income.

     Abbey Financial Markets non-interest income decreased 3% to £223m (2002: £231m).

     In Group Infrastructure, non-interest income of £90m (2002: £106m) fell by £16m, reflecting the non-recurrence of one-off gains in 2002.

Life assurance income

	31 December 2004
	AN	Scottish	Scottish
	Life	Mutual	Provident	Total
	£m	£m	£m	£m

New business contribution to embedded value	14	(1)	32	45

Contribution from existing business to embedded value:

– expected return	37	109	60	206

– experience variances and changes in assumptions	3	(4)	(58)	(59)

Increase in value of long-term assurance businesses	54	104	34	192

Non-embedded value earnings:

ANUTM and ANPIM contribution (1)	38	–	–	38

Other income and operating expenses	(22)	(31)	2	(51)

Trading profit before tax (3)	70	73	36	179

Less: embedded value charges and rebasing	(5)	(79)	105	21

Less: re-organisation expenses	(7)	(18)	(30)	(55)

Profit (loss) before tax	58	(24)	111	145

New business margin (%)(2)	40%	(2)%	45%	28%

	31 December 2003
	AN	Scottish	Scottish
	Life	Mutual	Provident	Total
	£m	£m	£m	£m

New business contribution to embedded value	21	6	18	45

Contribution from existing business to embedded value:

– expected return	43	128	44	215

– experience variances and changes in assumptions	(14)	(69)	25	(58)

Increase in value of long-term assurance businesses	50	65	87	202

Non-embedded value earnings:

ANUTM and ANPIM contribution (1)	43	–	–	43

Other income and operating expenses	(14)	(15)	26	(3)

Trading profit before tax (3)	79	50	113	242

Less: embedded value charges and rebasing	26	(207)	(262)	(443)

Less: re-organisation expenses	–	(8)	(8)	(16)

Profit (loss) before tax	105	(165)	(157)	(217)

New business margin (%)(2)	46%	7%	22%	21%

	31 December 2002
	AN	Scottish	Scottish
	Life	Mutual	Provident	Total
	£m	£m	£m	£m

New business contribution to embedded value	31	7	15	53

Contribution from existing business to embedded value:

– expected return	50	98	23	171

– experience variances and changes in assumptions	50	47	(13)	84

Increase in value of long-term assurance businesses	131	152	25	308

Non-embedded value earnings:

ANUTM and ANPIM contribution (1)	63	–	–	63

Other income and operating expenses	11	(26)	23	8

Trading profit before tax (3)	205	126	48	379

Less: embedded value charges and rebasing	(32)	(481)	(40)	(553)

Profit (loss) before tax	173	(355)	8	(174)

New business margin (%)(2)	41%	5%	22%	19%

(1)	ANUTM represents Abbey National Unit Trust Managers, while ANPIM represents Abbey National PEP and ISA Managers.

(2)	New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for Life contracts.

(3)	The difference between trading profit before tax for the life assurance business and the Investment and Protection segment of £(14)m (2003: £(3)m and 2002: £(7)m) consists of the profit before tax for the James Hay, Inscape and City Deal Businesses.

2004 compared to 2003

New business contribution to embedded value

New business contribution to embedded value earnings remained in line with 2003. Reductions in Abbey National Life and Scottish Mutual Assurance were offset by increases in Scottish Provident. The Abbey National Life reductions were mainly attributable to decreases in protection volumes although there was also a drop in investment product volumes. The reductions in Scottish Mutual Assurance were attributable to lower flexible investment bond sales and a reduction in Pegasus product sales and profitability. Despite volume decreases Scottish Provident new business contribution increased due to higher profitability in protection sales.

Abbey Annual Report and Accounts 2004	23

Operating and Financial Review

Operating Review – Personal Financial Services continued

Expected return

Expected return represents the unwind of the discount on the discounted value of future profits, together with the return on shareholders’ funds held in the long term business fund. Overall, the expected return of £206m (2003: £215m) was down £9m. The overall decline was due to the reduction in the risk discount rate. This fall was partly offset by earnings on former contingent loan balances being recognised as part of embedded value rather than in net interest income.

Abbey National Unit Trust Managers and Abbey National PEP and ISA managers contribution

ANUTM and ANPIM non-interest income of £38m was slightly below last year (2003: £43m) due to lower sales volumes.

Other Income and Operating Expenses

Other income and operating expenses of £(51)m was down £48m in 2003. This is due to a fall in net interest income of £17m largely due to the unwind of the Scottish Provident and Scottish Mutual Assurance contingent loan arrangements in July 2004, and an increase in the internal management charge for debt capital in line with group gearing.

2003 compared to 2002

New business contribution to embedded value

The decrease in Abbey National Life new business contribution is due to reduced sales of investment products, particularly with-profits bonds together with reduced profitability from protection business resulting from increased reassurance charges. Reduced sales of investment products also lead to a reduction in new business contribution from Scottish Mutual though this is largely offset by reductions in low margin pension business. The increase from Scottish Provident is due to the increase in protection volumes partly offset by reduced profitability in the first half of the year due to increased reassurance rates.

Expected return

Overall, the expected return of £215m (2002: £171m) was up £44m.

     The impact of lower balances on the unwind of the discount in 2003 was around £70m negative, compared to £30m negative in 2002. This negative impact in 2003 was broadly offset by new business written in 2002 increasing the opening discounted value of future profits.

     The balance of the year-on-year increase largely relates to increased earnings on capital injections made into the long-term business fund, totalling £825m made in Scottish Mutual in the latter half of 2002 and in early 2003, £220m was injected into Scottish Provident.

Abbey National Unit Trust Managers and Abbey National PEP and ISA Managers contribution

The reduction in Abbey National Unit Trust Managers’ and Abbey National PEP and ISA Managers’ contributions is due to lower sales volumes with a lower margin sales mix.

24	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

Experience variances and changes in assumptions

Experience variances and assumption changes of £(59)m (2003: £(58)m) have deteriorated as follows:

	31 December 2004				31 December 2003
	AN	Scottish	Scottish		AN	Scottish	Scottish
	Life	Mutual	Provident	Total	Life	Mutual	Provident	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Mortality and morbidity experience	3	8	5	16	8	(21)	23	10

Lapse experience	(1)	(22)	(14)	(37)	(8)	(23)	(16)	(47)

Expenses (over)/under run	(2)	(11)	5	(8)	(1)	(16)	21	4

Taxation adjustment	(6)	20	(1)	13	(10)	(16)	7	(19)

Changes to reserving and modelling methodology	14	7	(50)	(29)	3	6	(11)	(2)

Other	(6)	(5)	(3)	(14)	(6)	1	1	(4)

Total experience and assumption changes variance	2	(3)	(58)	(59)	(14)	(69)	25	(58)

Experience variances relate to the current year and changes in assumptions capture the effect both in current year, and on the discounted value of future profits, of the difference between the actual experience and the assumptions built in the models for calculating the new business contribution and the expected return. However, investment variances and other one off items are excluded. Taxation adjustments affect profit before tax as profit is calculated on a post-tax basis and grossed up at the rate applicable to the company and type of business in question.

     Mortality and morbidity experience variances have been favourable following the assumption changes made in all three value centres at the end of 2003.

     Lapse experience of £(37)m improved £10m on the prior year. The lapse experience was still negative due to the poor lapse experience in relation to with-profit products.

     Expense (over)/under run is a measure of efficiency of cost management within the funds and is impacted by sales volumes, sales mix and actual versus assumed costs. Overall, the expense variance across all funds declined to a negative experience of £(8)m in 2004 from a positive variance of £4m in 2003. This is due partly to Scottish Provident including a one-off capitalised benefit for lower investment expenses in 2003.

     Taxation experience is up £32m following the recognition of a deferred tax asset in Scottish Mutual Assurance in 2004.

     Changes to modelling and reserving assumptions total £29m including the impact of mid-year annuity reassurance arrangements and changes in Irish tax assumptions in Scottish Provident.

Embedded value charges and rebasing

Embedded value charges and rebasing were £21m (2003: £(443)m).

     The embedded value charges and rebasing are disclosed in the “Other Material Items” section. The investment assumptions and variances total has two main drivers. Firstly, the impact of investment markets over the period differing from expectations. This includes actual less expected interest on surpluses retained in the funds and the difference between actual and expected management charges on unit funds over the period. Secondly, the impact of closing market levels being different than expected on the discounted value of future profits. This includes items such as changes to the active economic basis, changes in asset mix and the impact of higher or lower unit values on the stream of future management charges. Other one-off adjustments included here reflect changes in provisioning and the impacts of stabilising the with-profits funds.

Life assurance new business premiums

	31 December 2004
	AN	Scottish	Scottish
	Life	Mutual	Provident	Total
	£m	£m	£m	£m

Single

Pension	17	222	21	260

Life and investments:

– ISA and unit trusts	409	–	–	409

– Life and other bonds	4	17	31	52

– With-profits (1)	–	–	–	–

	430	239	52	721

Annual

Pension	13	18	1	32

Life and investments:

– ISA and unit trusts	13	–	–	13

– Life and other bonds	–	–	1	1

– Term assurance and protection	19	11	68	98

	45	29	70	144

Total new business premiums	475	268	122	865

Annualised equivalent (2)	89	53	75	217

New business margin (3)	40%	(2)%	45%	28%

(1)	Excludes sales of Prudential Bonds where only commissions are earned, which totalled £3m.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to embedded value, divided by related annualised premiums for life contracts.

Abbey Annual Report and Accounts 2004	25

Operating and Financial Review

Operating Review – Personal Financial Services continued

	31 December 2003
	AN	Scottish	Scottish
	Life	Mutual	Provident	Total
	£m	£m	£m	£m

Single

Pension	30	280	113	423

Life and investments:

– ISA and unit trusts	714	3	–	717

– Life and other bonds	20	170	–	190

– With-profits (1)	–	2	–	2

	764	455	113	1,332

Annual

Pension	15	24	2	41

Life and investments:

– ISA and unit trusts	9	–	–	9

– Life and other bonds	1	–	–	1

– Term assurance and protection	28	15	82	125

	53	39	84	176

Total new business premiums	817	494	197	1,508

Annualised equivalent (2)	129	85	95	309

New business margin (3)	46%	7%	22%	21%

(1)	Excludes sales of Prudential Bonds where only commissions are earned, which totalled £54m.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for life contracts.

	31 December 2002
	AN	Scottish	Scottish
	Life	Mutual	Provident	Total
	£m	£m	£m	£m

Single

Pension	29	623	150	802

Life and investments:

– ISA and unit trusts	1,031	50	–	1,081

– Life and other bonds	111	124	–	235

– With-profits (1)	101	96	–	197

	1,272	893	150	2,315

Annual

Pension	18	42	4	64

Life and investments:

– ISA and unit trusts	19	–	–	19

– Life and other bonds	5	2	–	7

– Term assurance and protection	27	15	70	112

	69	59	74	202

Total new business premiums	1,341	952	224	2,517

Annualised equivalent (2)	196	149	89	434

New business margin (3)	41%	5%	22%	19%

(1)	Excludes sales of Prudential Bonds where only commissions are earned, which totalled £11m.

(2)	Calculated as 10% of single premium new business premiums, plus annual new business premiums.

(3)	New business margin is calculated as new business contribution to embedded value, divided by related annualised equivalent premiums for Life contracts.

2004 compared to 2003

Total Personal Financial Services life assurance new business premiums of £865m were 43% lower than 2003 (£1,508m), mainly reflecting the general decline in the Individual Savings Account market.

     A more detailed analysis of the movement includes:

>	Abbey National Life new business totalled £475m (2003: £817m), down 42%, impacted by a large fall in life and investment products. This was driven by falls in single premium structured Individual Savings Account sales and investment bonds.

>	New business premiums in Scottish Mutual of £268m were 46% lower than 2003, predominantly due to reduced sales of single premium pension and investment products. Single premium life sales suffered from the withdrawal of the special offer on the cash fund in relation to the Flexible Investment bond.

>	Scottish Provident new business fell 38% to £122m (2003: £197m), largely due to reduced sales of single premium pension products, and lower protection volumes partly offset by sales of the Scottish Provident International offshore bond.

2003 compared to 2002

Total Personal Financial Services life assurance new business premiums of £1.5bn were 40% lower than 2002 (£2.5bn), reflecting the withdrawal from the with-profit bond market and a general decline in demand due to investor nervousness about stock market conditions.

     The impact on our new business flows has been more marked as a result of our previous dependence on with-profits.

26	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

Assets under management

The table below shows the Abbey National Asset Managers’ funds under management by company (including related Portfolio Business Unit entities), and by type of business.

	31 December 2004
	AN	Scottish	Scottish
	Life	Mutual (2)	Provident	Total
	£bn	£bn	£bn	£bn

Closed with profit funds	–	7.5	4.3	11.8

Ongoing businesses	4.7	7.7	2.1	14.5

Total (1)	4.7	15.2	6.4	26.3

(1)	Total funds under management are split £25bn in Personal Financial Services, and £1.3bn within the Portfolio Business Unit.

(2)	Scottish Mutual includes Scottish Mutual International.

Note: The funds under management disclosed in the table above were largely outsourced in 2004.

	31 December 2003
	AN	Scottish	Scottish
	Life	Mutual (2)	Provident	Total
	£bn	£bn	£bn	£bn

With-profits fund	–	9.4	4.9	14.3

Non-profit fund	4.8	7.5	2.5	14.8

Total (1)	4.8	16.9	7.4	29.1

(1)	Total funds under management is split £25.9bn in Personal Financial Services grouped segments, and £3.2bn in Portfolio Business Unit grouped segments.

(2)	Scottish Mutual includes Scottish Mutual International.

	31 December 2002
	AN	Scottish	Scottish
	Life	Mutual (2)	Provident	Total
	£bn	£bn	£bn	£bn

With-profits fund	–	9.3	5.1	14.4

Non-profit fund	4.9	7.6	2.4	14.9

Total (1)	4.9	16.9	7.5	29.3

(1)	Total funds under management is split £26.3bn in Personal Financial Services grouped segments, and £3.0bn in Portfolio Business Unit grouped segments.

(2)	Scottish Mutual includes Scottish Mutual International.

Personal Financial Services trading expenses

Personal Financial Services trading expenses by segment by business

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Abbey retail	1,037	1,041	1,002

cahoot	41	43	43

Cater Allen and Offshore	36	48	63

Banking and Savings	1,114	1,132	1,108

Scottish Mutual (1)	11	9	3

Scottish Provident (1)	–	1	1

Abbey National Life (1)	15	10	11

Other	57	38	38

Investment and Protection	83	58	53

General Insurance	40	48	54

Abbey Financial Markets	109	109	110

Group Infrastructure	253	230	252

PFS trading expenses	1,599	1,577	1,577

Adjust for:

– re-organisation expenses	445	265	34

– goodwill charges	20	28	811

PFS expenses	2,064	1,870	2,422

(1)	The quoted operating expenses for the Life Assurance businesses exclude operating expenses that are accounted for as part of embedded value and reported as non-interest income. These totalled £165m (2003: £179m).

2004 compared to 2003

Banking and Savings trading expenses were down £18m to £1,114m (2003: £1,132m). This was mainly due to lower salary costs and reduced property expenses reflecting site closures, more than offsetting increased marketing promotion.

     Investment and Protection expenses (excluding those within embedded value) were up £25m to £83m (2003: £58m). The majority of this increase relates to system development spend in James Hay.

     General Insurance expenses of £40m (2003: £48m) were down £8m reflecting cost reductions following systems integration.

     Abbey Financial Markets costs remained flat year on year with salary expense decreases due to headcount reductions being offset by an increase in bonus payments consistent with revenue performance.

     In Group Infrastructure, trading expenses were up 10% to £253m (2003: £230m) largely due to wage inflation, pension contribution increases and a rise in outsourced service costs, previously capitalised.

2003 compared to 2002

Banking and Savings trading expenses were up £24m to £1,132m (2002: £1,108m). Increased employment costs reflected wage inflation, increased customer-facing headcount, and increased national insurance and pension costs. This, combined with increased marketing spend, has more than offset the cost savings in Abbey retail.

     Investment and Protection expenses were up £5m to £58m (2002: £53m), reflecting the costs of rolling out multi-manager in Scottish Mutual, and some additional spend to support the expansion of James Hay.

     General Insurance expenses of £48m (2002: £54m) were down £6m, largely due to a significant reduction in headcount as part of the cost reduction programme.

     Trading expenses in the Abbey Financial Markets business of £109m were stable.

     In Group Infrastructure trading expenses were down 9% to £230m (2002: £252m), largely as a result of benefits associated with the cost reduction programme and the non-recurrence of project spend incurred in the second half of 2002.

     A breakdown of the non-trading items is provided in the “Other Material Items” section.

Personal Financial Services trading expenses by type

		31 December	31 December
	31 December	2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Salaries and other compensation payments	640	639	638

Social security costs	60	55	51

Pension costs (1)	120	121	81

Salaries and other staff costs	820	815	770

Bank, legal and professional fees	145	123	109

Advertising and marketing	109	91	90

Bank, legal, marketing and professional expenses	254	214	199

Software, computer and administration expenses	268	270	333

Premises and equipment depreciation	81	90	92

Other property and equipment expenses	176	188	183

PFS trading expenses	1,599	1,577	1,577

(1)	Pension costs relate to Personal Financial Services only, and do not include £12m (2003: £12m, 2002: £12m) relating to the life businesses accounted for on an embedded value basis.

Abbey Annual Report and Accounts 2004	27

Operating and Financial Review

Operating Review – Personal Financial Services continued

2004 compared to 2003

Total employment costs were higher at £820m (2003: £815m) comprising:

>	Salaries and other compensation benefits broadly flat with reductions in headcount offset by higher bonus payments;

>	Social security costs have increased due to staff movements out of the State Earnings Related Pension Scheme, where a rebate was previously available to Abbey; and

>	Pension costs have remained flat.

Bank, legal, and professional expenses of £145m were up 18% on 2003, largely due to information technology outsourcing costs and outsourcing in the General Insurance Division. Advertising and marketing spend was £18m higher (2003: £91m) representing a variety of new marketing campaigns.

     Software, computer and administration expenses of £268m (2003: £270m) were broadly flat.

     Premises and equipment depreciation expenses of £81m decreased by 10% (2003: £90m), due to asset write-offs and run-off more than offsetting increased capital investment.

     Other property and equipment expenses fell 6% to £176m (2003: £188m), a result of a reduction in property running costs due to site closures and rationalisation.

2003 compared to 2002

Total salaries and other staff costs were up 6% to £815m (2002: £770m) comprising:

>	salaries and other compensation payments remained broadly flat, with normal salary inflation, being offset by head count savings from the cost programme;

>	social security costs up 6% in total, reflecting the increase in employer’s contribution rate effective from April 2002; and

>	an increase in pension costs of £40m to £121m (2002: £81m), largely due to increased charges resulting from the pension fund deficit. A detailed analysis of the pension fund deficit is included in the “Other material items” section.

Bank, legal, marketing and professional expenses of £214m were up 8% on last year. Advertising and marketing spend was broadly stable, with a reduction in non-Abbey branded spend being offset by increased Abbey advertising.

     Software, computer and administration expenses of £270m (2002: £333m) were down 19%, largely reflecting the benefits of the cost reduction programme.

     Premises and equipment depreciation expenses of £90m decreased by 2%, due to increased information technology costs in relation to upgrading our telecommunications network, customer relationship management software and upgrades to the branch information technology infrastructure.

     Other property and equipment expenses were broadly unchanged at £188m (2002: £183m).

Personal Financial Services trading provisions

Personal Financial Services trading provisions by type

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Mortgages	(119)	8	17

Unsecured personal loans	78	61	47

Credit cards	8	10	4

Banking	62	39	68

Other	5	12	14

PFS provisions for bad and doubtful debts	34	130	150

Provisions for contingent liabilities and commitments	153	61	46

Amounts written off fixed-asset investments	–	–	(2)

Total PFS trading provisions	187	191	194

Add: embedded value charges and rebasing (1)	(48)	80	–

Add: re-organisation expenses (2)	48	34	–

PFS provisions	187	305	194

(1)	Charge in 2003 relates to the impact of tax law changes on the structure of the Scottish Provident acquisition.

(2)	Includes empty premises provisions arising from the review of site locations and certain asset write-downs.

2004 compared to 2003

In total, Personal Financial Services trading provisions were lower at £187m (2003: £191m).

     There was a net release of mortgage provisions of £119m (2003: £8m charge) reflecting favourable arrears, and lower properties in possession and related losses incurred. Offsetting this are higher provisions on unsecured lending arising from increased fraud write-offs in Banking, and increased reserving on unsecured personal loans reflecting growth.

     Most of the higher charge under provisions for contingent liabilities and commitments relate to increased reserving for misselling contributions.

2003 compared to 2002

In total, Personal Financial Services trading provisions fell by 2% to £191m (2002: £194m).

     Personal Financial Services provisions for bad and doubtful debts of £130m fell 13% (2002: £150m).

     The mortgage provisions charge of £8m (2002: £17m) benefited from an improvement in arrears, while provisions relating to unsecured personal loans grew by £14m to £61m due to continued asset growth, particularly in cahoot. Banking provisions decreased to £39m (2002: £68m).

     Provisions for contingent liabilities and commitments of £61m (2002: £46m) include a provision of £50m related to uncertainty about the regulatory environment for product misselling.

28	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

Total Personal Financial Services non-performing loans

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Loans provided for	216	167	174

Arrears greater than 90 days not provided	428	414	528

Total non-performing loans	644	581	702

Total loans and advances to customers (1)	78,314	75,114	66,072

Total provisions	207	315	292

NPLs as a % of loans and advances	0.82%	0.77%	1.06%

Provisions as a % of NPLs	32.14%	54.22%	41.60%

(1)	The quoted loans and advances to customers are net of securitisations.

2004 compared to 2003

The value of non-performing loans increased to £644m (2003: £581m), driven by several interest rate rises during the year but mitigated by a good credit quality of business written.

     As a percentage of loans and advances, non-performing loans have increased to 0.82% (2003: 0.77%), with provision coverage of 32.14% (2003: 54.22%) – an appropriate coverage ratio given level of asset growth and quality despite the release of mortgage provisions during the year.

2003 compared to 2002

The total value of non-performing loans decreased to £581m (2002: £702m), benefiting from favourable market conditions, good credit control, and strong credit quality of new business written.

     As a percentage of loans and advances, non-performing loans decreased to 0.77% (2002: 1.06%), with provision coverage of 54.22% (2002: 41.60%).

Abbey Annual Report and Accounts 2004	29

Operating and Financial Review

Operating Review – Personal Financial Services continued

Personal Financial Services mortgage arrears, properties in possession and lending mix

Mortgage arrears

	31 December 2004			31 December 2003
			CML(1)			CML(1)
	Number of		industry	Number of		industry
Cases	cases (000)	% of total	average %	cases (000)	% of total	average %

1 – 2 months arrears	24.6	1.88	n/a	20.2	1.47	n/a

3 – 5 months arrears	5.9	0.45	0.47	5.5	0.40	0.49

6 – 11 months arrears	1.8	0.14	0.23	2.2	0.16	0.27

12 months + arrears	0.3	0.02	0.10	0.5	0.03	0.12

	31 December 2004		31 December 2003
Value of arrears	£m	% of total	£m	% of total

1 – 2 months arrears	16.1	0.02	11.2	0.01

3 – 5 months arrears	9.6	0.01	7.5	0.01

6 – 11 months arrears	5.2	0.01	5.3	0.01

12 months + arrears	2.7	–	3.2	–

Total arrears	33.6	0.04	27.2	0.03

Balance sheet provisions	76.8		190.1

Coverage (times)	2.3		7.0

Mortgage properties in possession

	31 December 2004			31 December 2003
			CML(1)			CML(1)
	Number		industry	Number		industry
	cases	% of loans	average %	cases	% of loans	average %

No. of repossessions	987	0.08	0.05	1,642	0.06	0.03

No. of sales	1,024	0.08	0.05	1,736	0.06	0.04

Stock	288	0.02	0.02	325	0.02	0.02

(1)	The abbreviation CML stands for Council of Mortgage Lenders.

2004 compared to 2003

Mortgage 3-month-plus arrears cases have experienced a slight reduction to 8,000 compared to 8,200 at 31 December 2003. This amounts to 0.61% of the total, compared to 0.59% at 31 December 2003 and 0.80% for the industry as a whole (per Council of Mortgage Lenders).

     By value, 3-month-plus arrears totalled £17.5m (December 2003: £16.0m), with provisions in place of £76.8m (December 2003: £190.1m).

     The stock of properties in possession fell by 11% to 288 (December 2003: 325), with the number of property repossessions also falling by 655 to 987 (December 2003: 1,642). Given slightly higher interest rates, a modest deterioration in credit quality in 2005 is expected.

2003 compared to 2002

3-month-plus arrears cases of 8,200 was 39% lower than December 2002, and was 0.59% of the mortgage book, compared to 0.88% for the Council of Mortgage Lenders industry average.

     By value, the 3-month-plus arrears category totalled £16m (2002: £27m), with provisions in place of £190m (2002: £181m).

     The number of repossessions fell significantly by 38% to 1,642 (2002: 2,628), resulting in the stock of properties in possession falling to 325 (2002: 419).

Mortgage new business credit quality

	31 December	31 December
	2004	2003

Loan-to-value analysis:

New business

> 90%	6%	7%

75%-90%	32%	30%

< 75%	62%	63%

Average (at inception)	61%	62%

Average loan-to-value of stock (indexed)	45%	50%

New Business Profile:

First-time buyers	18%	17%

Home movers	39%	33%

Remortgagers	43%	50%

Average earnings multiple	2.7	2.5

There has been no significant deterioration of quality over the period, with most credit quality indicators remaining similar to or better than those reported in 2003. In particular:

>	The average loan-to-value of new business has remained broadly constant in 2004 at 61%, despite remortgage business reducing as a proportion of Abbey’s new business.

>	The proportion of new business written with a high loan-to-value (greater than 90%) has decreased slightly in 2004.

>	There has been a tightening of policy rules around income verification with a fast-track mortgage introduced for loan-to-value mortgages less than 60%.

>	Income multiples have increased in line with the market, given the continued increase in house prices. A review of income multiples has resulted in tighter guidelines for riskier segments of business and more relaxed policy for more valued and low risk customers.

>	For niche markets such as Buy-to-Let, Abbey is underrepresented and has not significantly increased its exposure. These niche markets are still under review for a wider rollout.

30	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Personal Financial Services continued

>	The proportion of remortgage business taking further equity release has remained unchanged for the last 18 months.

Personal Financial Services Banking and unsecured personal loan arrears

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Total banking and unsecured personal loan arrears (1,2)	183	146	126

Total banking and unsecured personal loan asset	3,393	3,019	2,779

Banking and unsecured personal loan arrears as a % of asset	5.4%	4.8%	4.5%

(1)	Banking arrears are defined as customers whose borrowings exceed their overdraft by over £100.

(2)	Unsecured personal loan arrears are defined as the balances of accounts that are two or more monthly installments in arrears.

2004 compared to 2003

Banking arrears have increased to £183m (2003: £146m) in line with asset growth, whereas unsecured personal loan arrears have increased above the rate of asset growth, mainly in cahoot and is due to a maturing book.

2003 compared to 2002

Arrears levels have increased 16% to £146m (2002: £126m) driven by increases in asset levels and the growing maturity of the cahoot unsecured lending book. Abbey-branded arrears have fallen 15%.

Personal Financial Services provisions for doubtful debts analysis – balance sheet

	31 December 2004		31 December 2003 (restated)
	Provisions		Provisions
	balance	Balance % of	balance	Balance % of
	£m	loan assets	£m	loan assets

Mortgages	73	0.1	190	0.2

Personal banking	44	13.1	42	8.2

Unsecured personal loans	58	3.0	43	2.7

Abbey Business	5	0.5	18	1.2

cahoot	35	2.5	30	2.3

Banking and Savings	215	0.3	323	0.4

Scottish Provident	–	–	80	6.3

Group Infrastructure	–	–	–	–

Total PFS	215	0.3	403	0.5

Secured provisions have fallen in 2004 due to the general provision reduction.

     The increase in personal banking is due to reserves set aside for dormant accounts.

     Abbey Business excludes the business units disposed in 2004, which had higher reserve coverage. On the remaining assets, the coverage has reduced slightly.

     The increase in cahoot’s reserves was driven by a maturing book profile, which results in higher non-performing loans and consequently, higher specific provision.

Personal Financial Services provisions for doubtful debts analysis – balance sheet reconciliation

	Mortgages	Unsecured	Other	Total
	£m	£m	£m	£m

At 1 January 2004

General	183	27	88	298

Specific	7	90	8	105

Total	190	117	96	403

Transfer (to)/from P&L account	(120)	151	3	34

Recoveries	3	25	–	28

Reduction due to sale of leasing business	–	–	(92)	(92)

Irrecoverable amounts written off	–	(154)	(4)	(158)

At 31 December 2004	73	139	3	215

General	64	35	3	102

Specific	9	104	–	113

Total	73	139	3	215

At 1 January 2003

General	171	23	9	203

Specific	10	73	6	89

Total	181	96	15	292

Transfer from P&L account	6	110	94	210

Recoveries	5	28	1	34

Irrecoverable amounts written off	(2)	(117)	(14)	(133)

At 31 December 2003	190	117	96	403

General	183	27	88	298

Specific	7	90	8	105

Total	190	117	96	403

Abbey Annual Report and Accounts 2004	31

Operating and Financial Review

Operating Review – Portfolio Business Unit (PBU)

Portfolio Business Unit trading profit/(loss) on ordinary activities before tax by segment

		Motor Finance
	Wholesale	and Litigation
	Banking	Funding	Other	Total PBU
31 December 2004	£m	£m	£m	£m

Net interest income	(70)	98	32	60

Non-interest income	186	(24)	(27)	135

Depreciation on operating lease assets	(151)	–	–	(151)

Total trading income	(35)	74	5	44

Total trading expenses	(30)	(22)	(38)	(90)

Provision for bad and doubtful debts	88	(89)	(10)	(11)

Amounts written off fixed-asset investments	80	–	–	80

Trading profit/(loss) on ordinary activities before tax	103	(37)	(43)	23

Adjust for:

Income from associated undertakings	–	(6)	–	(6)

Profit on disposal of Group undertakings	(32)	–	(14)	(46)

Operating profit/(loss)	71	(43)	(57)	(29)

		Motor Finance
	Wholesale	and Litigation
	Banking	Funding	Other	Total PBU
31 December 2003	£m	£m	£m	£m

Net interest income	22	245	86	353

Non-interest income	(197)	(58)	25	(230)

Depreciation on operating lease assets	(250)	(1)	–	(251)

Total trading income	(425)	186	111	(128)

Total trading expenses	(107)	(137)	(83)	(327)

Provision for bad and doubtful debts	(154)	(99)	(11)	(264)

Provisions for contingent liabilities and commitments	(2)	–	(17)	(19)

Amounts written off fixed-asset investments	(183)	–	–	(183)

Trading profit/(loss) on ordinary activities before tax	(871)	(50)	–	(921)

Adjust for:

Income from associated undertakings	–	(12)	–	(12)

Profit on disposal of Group undertakings	(50)	1	(40)	(89)

Profit/(loss) on the sale or termination of an operation	6	27	–	33

Operating profit/(loss)	(915)	(34)	(40)	(989)

		Motor Finance
	Wholesale	and Litigation
	Banking	Funding	Other	Total PBU
31 December 2002	£m	£m	£m	£m

Net interest income	327	464	55	846

Non-interest income	378	(48)	(71)	259

Depreciation on operating lease assets	(252)	(5)	–	(257)

Total trading income	453	411	(16)	848

Total trading expenses	(123)	(546)	(66)	(735)

Provision for bad and doubtful debts	(247)	(115)	(2)	(364)

Provisions for contingent liabilities and commitments	–	(4)	–	(4)

Amounts written off fixed-asset investments	(513)	–	–	(513)

Trading (loss)/profit on ordinary activities before tax	(430)	(254)	(84)	(768)

Adjust for:

Income from associated undertakings	–	(17)	–	(17)

Profit on disposal of Group undertakings	(46)	(2)	–	(48)

Operating profit/(loss)	(476)	(273)	(84)	(833)

	31 December	31 December	31 December
	2004	2003	2002
Profit on ordinary activities by line of business	£m	£m	£m

Other:

– International life assurance businesses	(39)	(26)	(92)

– European banking and other	(4)	26	8

	(43)	–	(84)

2004 compared to 2003

The Portfolio Business Unit trading result improved from a loss of £921m in 2003 to a trading profit of £23m in 2004, with a profit in the Wholesale Banking Portfolio being offset by continued provisioning and restructuring costs associated with the wind-down of the remaining Motor Finance and Litigation Funding businesses and stabilisation provisions in the Portfolio Business Unit Life Assurance entity.

     The Wholesale Banking trading profit before tax was £103m (2003: loss £(871)m). The improved performance in the Wholesale Banking Portfolio reflects the significantly lower absolute level of asset disposals, and the provisioning to market realisable values taken in the course of 2003.

>	Net interest income decreased by £92m to £(70)m (2003: £22m) due to lower average asset balances.

>	Non-interest income increased £383m to £186m (2003: £(197)m), reflecting lower absolute levels of asset disposals and related losses.

>	Depreciation on operating lease assets fell £99m to £151m (2003: £250m), due to continued disposals of operating lease businesses.

>	Trading operating expenses fell to £30m (2003: £107m) due to reduced size of operations.

>	A decrease of £242m to £88m release for provision for bad and doubtful debts (2003: £154m charge) due to more favourable market conditions relating to the assets disposed of.

>	A credit of £80m to amounts written off fixed asset investments (2003: £183m charge) arose as a result of assets being disposed of for amounts in excess of their existing written down value.

The Motor Finance and Litigation Funding trading loss decreased by £13m to £37m (2003: £(50)m) with 2003 including provisions for redundancy and other costs associated with the wind-down of the business.

32	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Portfolio Business Unit continued

>	Net interest income decreased by £147m to £98m (2003: £245m) mainly due to three months of First National Bank net interest income being included in 2003.

>	Non-interest income increased £34m to £(24)m (2003: £(58)m), reflecting lower levels of fees being paid to introducers as a result of the run-off of these businesses.

>	Trading operating expenses fell to £22m (2003: £137m) due to the sale, referred to above.

>	Provisions for bad and doubtful debts were lower than the prior period at £89m (2003: £99m) due to run-off of the business and provisions made in prior periods.

The Other trading loss increased to £43m (2003: £nil) mainly due to provisions in Scottish Mutual International for fund stabilisation costs and the profit on the sale of Abbey National Italy in 2003.

>	Net interest income decreased by £54m to £32m (2003: £86m) mainly due to the sale of Abbey National Italy in 2003 and the sale of Abbey National France in 2004.

>	Non-interest income decreased £52m to £(27)m (2003: £25m), mainly due to provisions for fund stabilisation costs in Scottish Mutual International and the sale of Abbey National Italy in 2003.

2003 compared to 2002

The Portfolio Business Unit trading loss before tax increased by £153m to £921m (2002: £768m).

     The Wholesale Banking trading loss before tax was £871m (2002: £430m). The loss increase was primarily due to lower losses on assets disposals.

     The First National trading loss before tax was £50m (2002: £254m). The loss decrease was primarily due to the non-recurrence of the £357m impairment.

     The other trading loss before tax decreased by £84m to nil in 2003, primarily due to rationalisation costs incurred in 2002 which did not recur in 2003. Also results were negatively impacted in 2002 by embedded value charges and rebasing.

Portfolio Business Unit assets and risk-weighted assets by segment

	At 31 December 2004		At 31 December 2003
		Risk		Risk
		weighted		weighted
	Assets	assets	Assets	assets
	£bn	£bn	£bn	£bn

Wholesale Banking	3.8	3.1	8.3	5.4

Motor Finance and Litigation Funding	0.9	0.8	2.1	2.4

Other	–	–	1.9	1.2

Total PBU	4.7	3.9	12.3	9.0

(1)	The table excludes the shareholder net assets of the international life assurance businesses of £208m (December 2003: £207m) since they do not have a risk-weighted assets equivalent.

The following section provides a detailed analysis of the 2004 balance sheet movements, focusing on the outstanding balances in these exit portfolios.

     Total Portfolio Business Unit assets of £4.7bn were 62% lower than at December 2003, with a 57% reduction in risk weighted assets to £3.9bn (2003: £9.0bn).

>	The outstanding unrealised mark-to-market deficit (net of provisions) on the debt securities portfolio is £nil (2003: £nil), with the equivalent figure on the loan portfolio also £nil (2003: £66m). The mark-to-market positions do not cover portfolios such as leasing (including aircraft and Porterbrook) or private equity, although aircraft leasing has now been provided down to management’s estimate of realisable value and the private equity business was sold in the first half of 2004.

Wholesale Banking exit portfolios

The total charge for provisions, impairments and disposal losses for 2004 is £nil (December 2003: charge of £1,011m). This reflects the significantly lower level of asset disposals, and the provisioning down to market realisable values in securities and loans taken in 2003.

Balance sheet provisions and coverage

Total balance sheet provisions reduced to £124m during 2004 as a result of sales of debt securities and loans. The difference between the profit and loss provision charge and the balance sheet provision movement is a reflection of balance sheet provisions releases following asset sales and exchange rate movements.

	Specific	General	Total
	provisions	provisions	provisions
	£m	£m	£m

Closing balance at 31 December 2003	599	173	772

Profit and loss charge in 12 months to December 2004	32	(156)	(124)

Release on disposal	(501)	–	(501)

Other (incl. foreign exchange movements)	(23)	–	(23)

Closing balance at 31 December 2004	107	17	124

Summary portfolio details

Debt securities

	At 31 December 2004		At 31 December 2003
	Assets	RWAs	Assets	RWAs
	£m	£m	£m	£m

Corporates	–	2	53	100

Asset-Backed Securities (excluding CDOs)	43	31	189	214

CDOs	–	–	34	31

High yield (1)	–	–	712	100

Total debt securities	43	33	988	445

(1)	See the “Wholesale Banking exit portfolios – credit exposure analysis” section for further details.

Abbey Annual Report and Accounts 2004	33

Operating and Financial Review

Operating Review – Portfolio Business Unit continued

Fair value of debt securities, equity shares and other similar interests

The following table provides an analysis of the fair value of Abbey’s investment securities by investment category at 31 December 2004. All amounts relate to securities held by Personal Financial Services businesses.

		Gross	Gross
	Amortised	unrealised	unrealised	Fair
	cost	gains	losses	value
	£m	£m	£m	£m

Equity securities	30	–	–	30

Asset backed and corporate debt securities	282	49	–	331

Mortgage backed securities other than those issued or backed by US government agencies	38	3	–	41

Other debt securities	322	–	–	322

	672	52	–	724

Loan portfolio

	At 31 December 2004		At 31 December 2003
	Assets	RWAs	Assets	RWAs
	£bn	£bn	£bn	£bn

Infrastructure	0.2	0.2	0.6	0.4

Project finance:

– real estate	0.1	0.1	0.1	0.1

– other	0.1	0.1	0.9	1.0

Acquisition finance	–	–	–	–

Structured finance lending	–	–	0.4	0.2

	0.4	0.4	2.0	1.7

The change in the loan portfolio reflected sales across all portfolios.

Leasing

	At 31 December 2004		At 31 December 2003
	Assets	RWAs	Assets	RWAs
	£bn	£bn	£bn	£bn

Finance leases	1.1	0.4	2.2	0.6

Operating leases	2.3	2.3	2.5	2.4

	3.4	2.7	4.7	3.0

The finance leasing portfolio is predominantly high quality with over 70% of exposure being to counterparties rated AA or better. The operating lease portfolio principally represents assets held in Porterbrook (£2.2bn) and aircraft leasing (£0.1bn) portfolios. The value of the aircraft leasing business has been written down to net asset value based on current market conditions.

     The decrease in operating leases in the 12 months to 31 December 2004 was due to sales of aircraft leasing.

Private equity

	At	At
	31 December	31 December
	2004	2003
	£m	£m

Opening balance of draw-downs (net of provisions)	373	797

Draw-downs in the current period	–	159

Disposals	(378)	(445)

Provision write-backs/(offs)	6	(138)

Closing balance of draw-downs	1	373

Undrawn commitments	–	239

34	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Operating Review – Portfolio Business Unit continued

Wholesale Banking exit portfolios – credit exposure analysis

Certain tables presented in prior periods have been omitted as the date is no longer meaningful due to the significant reduction in exposure.

Credit exposures by credit rating

	At 31 December 2004			At 31 December 2003
		Average of			Average of
	Average	top five	Total	Average	top five	Total
	exposure	exposures (2)	exposure	exposure	exposures	exposure
	£m	£m	£bn	£m	£m	£bn

AAA	25.7	50.2	0.2	25.7	87.9	0.5

AA	22.3	145.9	1.0	40.0	175.1	1.6

A	17.0	76.4	0.4	20.2	107.9	0.9

BBB	35.8	125.1	0.9	23.7	141.4	1.3

Total investment grade			2.5			4.3

BB	17.0	38.2	0.2	17.2	49.4	0.5

B	7.4	10.2	0.1	15.1	41.3	0.4

CCC	7.4	10.3	0.1	14.5	42.1	0.4

Total sub-investment grade			0.4			1.3

Equity	n/a	n/a	–	n/a	n/a	0.5

Total exposure (1)			2.9			6.1

(1)	Total exposure of £2.9bn is £0.9bn lower than total assets of £3.8bn. This results mainly from the exposure amounts including amounts due from leasing counterparties rather than the asset value of leasing businesses.

(2)	In some instances there are now less than five individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the top five and the total exposure.

Additional sector analysis

	At	At
	31 December	31 December
	2004	2003
Aircraft	£m	£m

IEM Airfinance BV	39	174

Asset-backed securities	–	183

Other (including operating leases)	75	82

	114	439

	At	At
	31 December	31 December
	2004	2003
US and UK power lending	£m	£m

UK	6	221

US	39	350

	45	571

Of which:

Power projects lending on credit watch	37	360

Credit exposures by region

		Sub-
	Investment	investment
	grade	grade	Total
At 31 December 2004	£bn	£bn	£bn

Europe	2.1	0.3	2.4

North America	0.4	0.1	0.5

Total exposure	2.5	0.4	2.9

		Sub-
	Investment	investment
	grade	grade	Total
At 31 December 2003	£bn	£bn	£bn

Europe	3.4	1.0	4.4

North America	0.8	0.6	1.4

Asia-pacific	0.1	0.1	0.2

Latin America	–	0.1	0.1

Total exposure	4.3	1.8	6.1

Sub-investment grade credit exposure

	At 31 December 2004			At 31 December 2003
		Average			Average
	Specific	of top five	Total	Specific	of top five	Total
	provisions	exposures (1)	exposure	provisions	exposures	exposure
	£m	£m	£bn	£m	£m	£bn

Corporates	–	16.8	0.1	–	37.0	0.2

Asset Finance	96.0	38.6	0.3	180.0	49.0	0.9

ABS / MBS	10.0	–	–	88.0	40.5	0.2

Credit exposure	106.0		0.4	268.0		1.3

High yield	–		–	69.0	–	0.1

Private equity (excluding undrawns)	1.0		–	262.0		0.4

Total exposure	107.0		0.4	599.0		1.8

(1)	In some instances there are now less than five individual counterparties. In these cases a true average is reported, which results in an apparent disconnect between the average of the top five and the total exposure.

Abbey Annual Report and Accounts 2004	35

Operating and Financial Review

Operating Review – Portfolio Business Unit continued

Motor Finance and Litigation Funding

At 31 December 2004		At 31 December 2003
	Risk		Risk
	weighted		weighted
Assets	assets	Assets	assets (1)
£bn	£bn	£bn	£bn

0.9	0.8	2.1	2.4

(1)	In 2003 Motor Finance and Litigation Funding risk weighted assets exceeded the value of assets due to the regulatory treatment of the joint venture with Peugeot, whereby 100% of assets are included for regulatory purposes.

Other

International life assurance businesses

	At	At
	31 December	31 December
	2004	2003
	£m	£m

Loss before tax	(39)	(26)

Embedded value asset	88	192

New business premiums	2	226

On 1 January 2004, Scottish Provident International was transferred into the ongoing Personal Financial Services business following the decision to retain the business as an integral part of the offering. The 2003 results have not been restated for the transfer, though the business accounted for £8m of loss, £71m of the embedded value asset and £57m of the new business reflected above. The Dublin based international life businesses which are reported in the Portfolio Business Unit in 2004, have now been transferred back into Personal Financial Services from 1 January 2005, with a loss before tax of £(39)m (2003: loss £(18)m), deteriorating due to additional provisioning in respect of fund stabilisation costs in Scottish Mutual International.

European operations and other

Total assets at 31 December 2003 of £1.9bn consisted largely of Abbey National France which was disposed of in 2004.

36	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Other Material Items continued

Impact of embedded value charges and rebasing

									31 December
	31 December 2004				31 December 2003				2002
	AN	Scottish	Scottish		AN	Scottish	Scottish
	Life	Mutual	Provident	Total	Life	Mutual	Provident	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Investment assumptions and variances	(5)	(19)	7	(17)	26	(122)	(22)	(118)	(668)

Other one-off adjustments	–	(60)	98	38	–	(85)	(240)	(325)	115

Total embedded value charges and rebasing	(5)	(79)	105	21	26	(207)	(262)	(443)	(553)

Investment assumptions and variances

This variance represents the adjustment to allow for differences between actual market performance and our assumptions set out at the beginning of the year. Overall, investment assumptions and variances have improved by £101m. The improvement shows that during 2004 investment performance and market movements were in closer alignment with assumptions. In Scottish Mutual, the cost of £19m principally reflects realised losses and an adjustment to the assumed value of future profits following changes in asset mix during the period. The positive £7m Scottish Provident investment variance is largely driven by a change in asset mix in the non-profit sub-fund out of cash and into bonds.

Other one-off adjustments

The 2003 results included provisions in relation to the realistic balance sheet position of the funds. The 2004 results include a release of the provisions in respect of the Scottish Provident contingent loan in the long-term fund and shareholders’ fund.

Reorganisation expenses

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Cost reduction programme	(459)	(174)	(34)

Asset write downs	(106)	(141)	–

	(565)	(315)	(34)

Reorganisation expenses of £565m were a combination of expenses in relation to the reorganisation programme initiated early in 2003, costs associated with the sale of Abbey to Banco Santander Central Hispano, S.A., and costs and provisions raised post-completion of the transaction. The post-acquisition charges amount to £243m in the last quarter, consisting largely of redundancy costs and asset write-downs.

Goodwill charges

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Goodwill amortisation	(20)	(18)	(64)

Goodwill impairment	–	(10)	(747)

Total goodwill charges	(20)	(28)	(811)

Goodwill charges of £20m comprise mainly the ongoing amortisation charge in relation to Scottish Provident and Fleming Premier Banking.

Pension fund

	31 December	31 December	31 December
	2004	2003	2002
	£m	£m	£m

Regular cost	66	75	85

Amortisation of surpluses arising on pension schemes	–	–	(3)

Amortisation of deficits arising on pension schemes	50	45	16

Amortisation of surplus arising from fair value adjustment on acquisition of National and Provincial	2	2	2

P&L charge in respect of defined benefit schemes	118	122	100

Add: P&L charge in respect of other schemes (1)	4	6	1

Total pension charges (2)	122	128	101

Less: Portfolio Business Unit charges	(2)	(7)	(20)

PFS charges	120	121	81

(1)	Comprises defined contribution pension schemes.

(2)	Excludes £10m of pension charges relating to the life assurance businesses reported in non-interest income under embedded value accounting (2003: £7m; 2002: £11m).

The following comments refer to the pension cost for the combined Personal Financial Services and Portfolio Business Unit businesses.

     The Abbey defined benefit pension schemes were closed to new members in March 2002 being replaced with a defined contribution scheme. The decrease in the regular cost to £66m (2003: £75m) is due to members of the defined benefit schemes leaving employment during 2004, partially offset by salary inflation.

     The annual review of Abbey’s pension schemes in March 2004 indicated a pre-tax deficit of £563m compared to £604m in 2003.

Abbey Annual Report and Accounts 2004	37

Operating and Financial Review

Other Material Items continued

FRS 17 disclosure

	31 December	31 December
	2004	2003
	£m	£m

Total market value of assets	2,493	2,205

Present value of scheme liabilities	(3,689)	(3,306)

FRS 17 scheme deficit	(1,196)	(1,101)

Related deferred tax asset	359	330

Net FRS 17 scheme deficit	(837)	(771)

The table above and the following comments reflect the position of Abbey’s defined benefit schemes in totality.

     At 31 December 2004, taking assets at market value and discounting future liabilities at an AA Corporate Bond Rate of return the scheme deficit under FRS 17 was £837m post tax compared to £771m in December 2003. Asset growth of £288m was primarily driven by £243m investment returns, along with contributions to the fund being greater than benefits paid out and transfers out.

     Valuations under FRS 17 are dependent upon market conditions at the balance sheet date, potentially leading to volatility in results between reporting dates. Based on an asset value of £2,493m at December 2004 and asset allocation targets of 50% equities, 30% Bonds, and 20% Gilts and assuming average market returns, the estimated sensitivity to a 10% market movement is £125m for equities, £75m for Bonds and £50m for Gilts.

     Liabilities are determined by projecting forward the growth in current accrued pension benefits to reflect inflation and salary growth to the date of pension payment, discounted to present value. These increased by £383m to £3,689m (2003: £3,306m). The principal movements in the liabilities were the inclusion of a further 12 months’ service cost for current scheme members £120m, the unwind of the discount £183m, a decrease in the discount rate from 5.5% to 5.4% £76m, based on a long-term AA Corporate Bond return and an increase in the inflation rate from 2.7% to 2.8% £78m, offset in part by benefits paid of £88m.

     Under FRS 17, the profit and loss charge for 2004 would be £183m, determined by the assumptions below and the actual service accrued by scheme members. This principally comprises a £139m investment return offset by £120m service cost, £24m past service cost and a £183m financing cost, equating to the unwind of the discount on liabilities.

	31 December	31 December
	2004	2003
	%	%

Discount rate for scheme liabilities	5.40	5.50

Pension and deferred pension increases	2.80	2.70

General salary increase	4.30	4.20

General price inflation	2.80	2.70

Expected rate of return on equities	7.25	7.25

Expected rate of return on bonds	5.00	5.50

Legal proceedings

Abbey and its subsidiaries are party to various legal proceedings in the ordinary course of business, the ultimate resolution of which is not expected to have material adverse effect on the financial position or the results of operations of Abbey.

Material contracts

Abbey and its subsidiaries are party to various contracts in the ordinary course of business save as referred to in note 24 of the Financial Statements. For the two years ended 31 December 2004, there have been no material contracts being contracts entered into outside the ordinary course of business.

Audit fees

Please refer to Note 8 of the Consolidated Financial Statements.

38	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review

Throughout this section, reference to UK and non-UK refer to the location of the office where the transaction is recorded.

Deposits

The following tables set forth the average balances of deposits for each of the three years ended 31 December.

	Average: year ended 31 December
	2004	2003	2002
	£m	£m	£m

Deposits by banks

UK	8,393	7,144	8,159

Non-UK	686	1,761	3,758

Total	9,079	8,905	11,917

Customers’ accounts (all interest bearing)

UK	61,226	63,154	63,325

Non-UK	5,450	5,501	5,199

Total	66,676	68,655	68,524

Customers’ accounts – by type

	Average: year ended 31 December
	2004	2003	2002
	£m	£m	£m

UK

Retail demand deposits	41,761	42,477	38,726

Retail time deposits	13,177	12,620	14,396

Wholesale deposits	6,288	8,057	10,203

	61,226	63,154	63,325

Non-UK

Retail demand deposits	1,152	1,261	1,320

Retail time deposits	4,149	4,082	3,416

Wholesale deposits	149	158	463

	5,450	5,501	5,199

Total	66,676	68,655	68,524

Substantially all retail demand and time deposits are obtained either through the branch network, cahoot or remotely (such as postal accounts) and administered by the branch network, or cahoot, Abbey’s separately branded internet banking proposition. Retail demand and time deposits are also obtained outside the UK, principally through Abbey National Offshore. They are all interest bearing and interest rates are varied from time to time in response to competitive conditions.

Demand Deposits

Demand deposits largely consist of passbook-based and interest accounts whose balances are available on demand. The category also includes Individual Savings Accounts, current accounts, instant saver savings accounts, remote access accounts, such as those serviced by post, and a number of other accounts which are passbook- or interest-based but which allow the customer a limited number of notice-free withdrawals per year depending on the balance remaining in the account. These accounts are treated as demand deposits because the entire account balance may be withdrawn on demand without penalty as one of the notice-free withdrawals.

Time Deposits

The main constituents of time deposits are notice accounts which require customers to give notice of an intention to make a withdrawal and bond accounts which have a minimum deposit requirement. In each of these accounts early withdrawal incurs an interest penalty.

Wholesale Deposits

Wholesale deposits are those which either are obtained through the money markets or for which interest rates are quoted on request rather than being publicly advertised. These deposits are of fixed maturity and bear interest rates which reflect the inter-bank money market rates.

Short-term borrowings

The following tables set forth certain information regarding short-term borrowings (composed of deposits by banks, commercial paper and negotiable certificates of deposit) for each of the three years ended 31 December. While deposits by banks are reported in the “deposits” section above, they are also shown under “Short-term borrowings” because of their importance as a source of funding to Abbey.

Deposits by banks

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Year-end balance(1)	8,578	1,178	11,481

Average balance(2)	9,079	8,905	11,917

Maximum balance	12,575	10,979	19,101

	%	%	%

Average interest rate during year	5.13	2.78	2.75

Year-end interest rate(3)	5.43	2.83	2.80

At 31 December 2004, deposits by foreign banks amounted to £9,538m (2003: £5,881m, 2002: £10,364m).

Commercial paper

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Year-end balance	1,056	1,298	8,439

Average balance(2)	2,086	4,199	12,958

Maximum balance	3,367	7,300	15,813

	%	%	%

Average interest rate during year	0.57	1.60	3.42

Year-end interest rate (3)	0.22	5.16	1.46

Commercial paper is issued by Abbey generally in denominations of not less than $50,000, with maturities of up to 365 days. Commercial paper is issued by Abbey National Treasury Services plc and Abbey National North America Corporation, a subsidiary of Abbey National Treasury Services plc.

     Included in the above year-end balance for 2002 is £3.6bn in respect of commercial paper issued by Moriarty Limited and Moriarty LLC. Moriarty was a bankruptcy-remote asset-backed commercial paper programme sponsored by Abbey National Treasury Services plc.

Abbey Annual Report and Accounts 2004	39

Operating and Financial Review

Balance Sheet Operating Review continued

Negotiable certificates of deposit

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Year end balance	7,073	8,211	21,744

Average balance(2)	8,446	13,996	26,917

Maximum balance	9,901	22,429	30,468

	%	%	%

Average interest rate during year	3.04	2.17	2.70

Year-end interest rate(3)	3.65	3.70	2.75

(1)	The year-end deposits by banks balance includes non-interest bearing items in the course of transmission of £161m (2003: £204m, 2002: £221m).

(2)	Average balances for 2004, 2003, and 2002 are based upon daily data for Abbey National Treasury Services plc and its subsidiaries and monthly data for all other operations.

(3)	Year-end interest rates are calculated on the basis of the interest earned in the year relative to the year-end balance, and are therefore not representative of actual interest rates.

Certificates of deposit and certain time deposits

The following table sets forth the maturities of Abbey’s certificates of deposit and other large wholesale time deposits from non-bank counterparties in excess of £50,000 (or the non-sterling equivalent of £50,000) at 31 December 2004. A proportion of Abbey’s retail time deposits also exceeds £50,000 at any given date; however, the ease of access and other terms of these accounts means that they may not have been in excess of £50,000 throughout 2004. Furthermore, the customers may withdraw their funds on demand upon payment of an interest penalty. For these reasons, no maturity analysis is presented for such deposits. See “Short-term borrowings” above for information on amounts and maturities of claims under issues of commercial paper.

		In more	In more
		than three	than six
		months but	months
	Not more	not more	but not	In more
	than three	than six	more than	than one
	months	months	one year	year	Total
	£m	£m	£m	£m	£m

Certificates of deposit:

UK	2,417	1,349	948	80	4,794

Non-UK	1,444	550	233	52	2,279

Wholesale time deposits:

UK	3,082	410	325	2,635	6,452

Non-UK	279	–	–	–	279

Total	7,222	2,309	1,506	2,767	13,804

At 31 December 2004, there were an additional £2,390m of wholesale deposits which were repayable on demand. All wholesale time deposits exceeded £50,000 at 31 December 2004.

40	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

Securities

The following table sets out the book and market values of securities at 31 December for each of the three years indicated. For further information,see the notes to the Consolidated Financial Statements.

	2004			2003			2002
	Net asset	Market		Net asset	Market		Net asset	Market
	value	value	(1)	value	value	(1)	value	value	(1)
	£m	£m		£m	£m		£m	£m

Investment securities

Debt securities:

UK government	–	–		125	125		133	133

US treasury and other US government agencies and corporations	–	–		–	–		778	789

Other public sector securities	28	28		28	29		1,512	1,699

Bank and building society certificates of deposit	317	317		204	203		1,011	1,022

Other issuers(2):

Floating rate notes	32	27		330	381		3,138	3,130

Mortgage-backed securities	38	42		36	37		4,022	4,014

Other asset-backed securities (3)	257	325		535	483		13,392	13,061

Other	–	–		495	583		8,989	9,255

Ordinary shares and similar securities	30	30		394	394		893	901

Sub Total	702	769		2,147	2,235		33,868	34,004

Other securities(3)

Debt securities:

UK government	491	491		547	547		1,169	1,169

Other public sector securities	2,869	2,868		3,798	3,798		4,706	4,706

Bank and building society certificates of deposit	11,170	11,170		15,811	15,811		14,322	14,322

Other issuers(2):

Floating rate notes	224	224		244	244		43	43

Mortgage-backed securities	240	240		608	608		159	159

Other asset-backed securities (3)	495	495		614	614		260	260

Other	6,522	6,522		6,953	6,953		6,173	6,173

Ordinary shares and similar securities	1,146	1,146		1,239	1,239		70	70

Sub Total	23,157	23,156		29,814	29,814		26,902	26,902

Total	23,859	23,925		31,961	32,049		60,770	60,906

(1)	There are hedges in place in respect of certain securities where the rise or fall in their market value will be offset by a substantially equivalent reduction or increase in the value of the hedges.

(2)	Other securities comprise securities held for trading purposes and securities used for the stock borrowing and lending business. These securities are carried at market value.

(3)	In 2002 this included a portfolio of asset-backed securities managed by Abbey National Treasury Services plc on behalf of Moriarty and its associated companies. See “Short-term borrowings – Commercial paper” included elsewhere in this Annual Report.

Abbey Annual Report and Accounts 2004	41

Operating and Financial Review

Balance Sheet Operating Review continued

A description of the characteristics of the securities held under each of the subcategories of securities in the table above is provided below.

UK government securities

The holdings of UK government securities (gilts) are primarily at fixed rates. Abbey’s assets and liabilities are predominantly floating rate (as described under “Risk management – market risk” included elsewhere in this Annual Report) which is used as the benchmark for risk management. Fixed-rate securities (including gilts) are generally hedged into floating-rate, on either an individual or an aggregate basis within the overall management of the appropriate book.

US treasury and other US government agencies and corporations

This category comprises US treasury securities, mortgage-backed securities issued or guaranteed by the US Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation (collectively, “Agency Mortgage Backed Securities”).

Other public sector securities

This category comprises issues by governments other than the US and UK governments, issues by supranationals and issues by UK public sector bodies. These are a mixture of fixed-rate and floating-rate securities.

Bank and building society certificates of deposit

Bank and building society certificates of deposit are fixed-rate securities with relatively short maturities. These are managed within the overall position for the relevant book.

Other issuers: floating-rate notes

Floating-rate notes have simple risk profiles and are either managed within the overall position for the relevant book, or are hedged into one of the main currencies.

Other issuers: mortgage-backed securities

This category comprises US mortgage-backed securities (other than Agency mortgage-backed securities) and European mortgage-backed securities. The non-agency mortgage-backed securities have similar characteristics to the agency mortgage-backed securities discussed above and are managed along with the agency mortgage-backed securities for market risk purposes. European mortgage-backed securities have prepayment risks but few have cap features.

Other Issuers: other asset-backed securities

This category comprises a range of mostly floating-rate asset-backed securities including home equity loans, commercial mortgages, car dealer, lease and credit card debtors and student loans. A number of the credit card debtors incorporate cap features.

Other issuers: other securities

This category comprised mainly synthetic floating-rate notes (which are fixed-rate bonds packaged into floating-rate by means of swaps tailored to provide a match to the characteristics of the underlying bond), along with a number of structured transactions which were hedged, as appropriate, either on an individual basis or as part of the overall management of the books. The synthetic floating-rate notes comprised bonds issued by banks, financial institutions and corporations, the latter being largely guaranteed by banks and financial institutions.

42	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

The following table sets out the maturities and weighted average yields of investment securities at 31 December 2004.

				Maturing after			Maturing after
	Maturing within			one but within			five years but			Maturing after
	one year:			five years:			within ten years:			ten years:			Total
	Amount	Yield	(1)	Amount	Yield	(1)	Amount	Yield	(1)	Amount	Yield	(1)	Amount	Yield	(1)
	£m	%		£m	%		£m	%		£m	%		£m	%

Public sector securities	28	3.25		–	–		–	–		–	–		28	3.25

Bank and building society certificates of deposit	310	4.89		7	4.82		–	–		–	–		317	4.89

Other issuers	20	0.64		8	1.09		49	1.27		284	9.13		361	7.42

Sub-total	358			15			49			284			706

Ordinary shares (2)	30			–			–			–			30

Total net asset value before provisions	388			15			49			284			736

Provisions	–			–			–			(34)			(34)

Total net asset value	388			15			49			250			702

Total market value	382			9			42			336			769

(1)	The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2004 by the net asset value of securities held at that date, and is not necessarily representative when there are only a small number of securities in the portfolio.

(2)	Ordinary shares by their nature do not permit the calculation of yields which are meaningful in the same way as yields on debt securities; accordingly, these are omitted.

The following table sets forth the book and market values of investment and other securities of individual counterparties where the aggregate amount of those securities exceeded 10% of Abbey’s shareholders’ funds at 31 December 2004.

	Book	Market
	value	value
	£m	£m

HBOS plc	3,249	3,262

Royal Bank of Scotland Group plc	3,163	3,170

UK government	1,690	1,758

Republic of Italy	1,300	1,316

Barclays Bank plc	907	908

Nationwide Building Society	901	901

Credit Suisse Group	776	776

Government of Germany	598	623

For the purposes of determining the above, shareholders’ funds amounted to £4,924m at 31 December 2004.

Loans and advances to banks

Loans and advances to banks includes loans to banks and building societies and balances with central banks (excluding those balances which can be withdrawn on demand).

     The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

	Year ended 31 December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

UK	9,478	6,219	6,465	9,288	12,031

Non-UK	670	936	135	586	137

Total	10,148	7,155	6,600	9,874	12,168

The following tables set forth loans and advances to banks by maturity and interest rate sensitivity at 31 December 2004.

			In more	In more
			than three	than
			months	one year
		In not more	but not	but not	In more
	On	than three	more than	more than	than five
	demand	months	one year	five years	years	Total
	£m	£m	£m	£m	£m	£m

UK	2,879	6,535	63	1	–	9,478

Non-UK	8	662	–	–	–	670

Total	2,887	7,197	63	1	–	10,148

	Fixed rate	Variable rate	Total
	£m	£m	£m

Interest-bearing loans and advances to banks:

UK	7,851	1,520	9,371

Non-UK	3	667	670

	7,854	2,187	10,041

Items in the course of collection (non-interest bearing)

UK	n/a	n/a	107

Non-UK	–	–	–

Total	7,854	2,187	10,148

Abbey Annual Report and Accounts 2004	43

Operating and Financial Review

Balance Sheet Operating Review continued

Loans and Advances to Customers

Abbey provides lending facilities primarily to personal customers in the form of mortgages secured on residential properties and also provides finance lease facilities and a limited number of lending facilities to corporate customers. Purchase and resale agreements represent sale and repurchase activity with professional non-bank customers by Abbey Financial Markets short-term markets business.

     The geographical analysis of loans and advances presented in the following table are based on the location of the office from which the loans and advances are made.

	Year ended 31 December
	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

UK

Advances secured on residential properties	76,065	73,481	65,777	60,738	64,053

Purchase and resale agreements	4,520	2,958	742	2,704	6,875

Other secured advances	1,793	2,938	4,645	3,920	2,367

Corporate advances	1,030	3,762	9,071	9,119	5,534

Unsecured personal advances	3,516	3,228	5,162	4,833	4,901

Finance lease debtors	1,148	2,558	3,429	4,671	5,174

	88,072	88,925	88,826	85,985	88,904

Non-UK

Advances secured on residential properties	14	1,745	3,186	2,091	1,635

Purchase and resale agreements	6,737	6,414	2,358	1,507	–

Other secured advances	–	33	106	48	104

Unsecured personal advances	–	145	123	119	108

Finance lease debtors	–	15	18	67	18

	6,751	8,352	5,791	3,832	1,865

Total	94,823	97,277	94,617	89,817	90,769

No single concentration of loans and advances, with the exception of advances secured on residential properties and corporate advances in the UK, as disclosed above, accounts for more than 10% of total loans and advances and no individual country, other than the UK and US, accounts for more than 5% of total loans and advances.

     The following tables set forth loans and advances to customers by maturity and interest rate sensitivity at 31 December 2004. In the maturity analysis, overdrafts are included in the “on-demand” category. Advances secured by residential properties are included in the maturity analysis at their stated maturity; however, such advances may be repaid early. Abbey’s mortgage loans currently have an average life of six years depending on, among other factors, housing market conditions.

			In more
			than three	In more
			months but	than one
		In not more	not more	year but not	In more
	On	than three	than one	more than	than five
	demand	months	year	five years	years	Total
	£m	£m	£m	£m	£m	£m

UK

Advances secured on residential properties	823	1,688	1,554	9,308	62,692	76,065

Purchase and resale agreements	2,036	2,484	–	–	–	4,520

Other secured advances	29	116	325	263	1,060	1,793

Corporate advances	259	204	43	186	338	1,030

Unsecured personal advances	1,041	214	559	1,587	115	3,516

Finance lease debtors	–	25	12	84	1,027	1,148

Total UK	4,188	4,731	2,493	11,428	65,232	88,072

Non-UK

Advances secured on residential properties	–	–	–	2	12	14

Purchase and resale agreements	5,203	1,534	–	–	–	6,737

Other secured advances	–	–	–	–	–	–

Corporate advances	–	–	–	–	–	–

Unsecured advances	–	–	–	–	–	–

Finance lease debtors	–	–	–	–	–	–

Total non-UK	5,203	1,534	–	2	12	6,751

Total	9,391	6,265	2,493	11,430	65,244	94,823

44	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

	Fixed	Variable
	rate	rate	Total
	£m	£m	£m

UK	25,857	62,215	88,072

Non-UK	6,737	14	6,751

	32,594	62,229	94,823

Abbey’s policy is to hedge all fixed-rate loans and advances to customers using derivative instruments, or by matching with other on-balance sheet interest rate exposures.

Provisions on loans and advances to customers

Abbey’s provisioning policy is in accordance with UK industry practice as expressed in the British Bankers’ Association Statement of Recommended Practice on Advances. A substantial proportion of Abbey’s provisions on loans and advances to customers relates to loans and advances secured, either by a first charge on residential property in the UK, or by other appropriate security depending on the nature of the loan.

Abbey’s provisioning policy is as follows:

>	Suspended interest – interest continues to be debited to all impaired loans. On advances secured by a charge on residential property payment is deemed to be impaired or non-performing when they are 90 days overdue. The homogeneous nature of the loans, together with the size of the loan portfolio, permits a reasonably accurate estimate to be made of the amount of this interest for which eventual recovery is doubtful. This amount is no longer credited to the Profit and Loss Account and is placed in suspense. Interest is no longer accrued when it is determined that there is no realistic prospect of recovery, the exception to this being certain small specialist portfolios where it is local market practice to place loans on a non-accrual basis where there is no realistic prospect of recovery.

>	Specific provision – a specific provision is established for all impaired loans after a specified period of repayment default where it is likely that some of the capital will not be repaid or recovered through enforcement of any applicable security. The length of the default period depends on the nature of the advance and is generally no more than three months. Once a loan is considered to be impaired an assessment of the likelihood of collecting the principal of this loan is made. This assessment is generally made using statistical techniques developed on previous experience and on management judgement of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable. For advances secured on residential property the propensity of loans to become repossessed is also calculated.

>	General provision – a general provision is established to cover losses which are, from experience, known to exist at the balance sheet date but which have not yet been identified. The general provision is determined using management judgment given past loss experience, lending quality and economic prospects, and is supplemented by statistical calculations which corroborate the conclusions reached.

>	Amounts written off – losses are written off when it becomes certain how much is not going to be recovered from repayment, from realising any attached security, or from claiming on any mortgage indemnity guarantee or other insurance. This write-off is determined on a case-by-case basis. In the case of secured loans it is made when the security has been realised and, since the values can then be calculated with some certainty, the instances of further write-offs or recoveries are minimal. In the case of unsecured loans, the circumstances surrounding the asset will be considered before deciding to write-off completely. The write-off policy is regularly reviewed to assist in determining the adequacy of provisions.

     Security is realised in accordance with Abbey’s internal debt management programme. Contact is made with customers at an early stage of arrears with counselling made available to achieve a realistic and sustainable repayment arrangement. Litigation and/or enforcement of security is usually carried out only when the steps described above have been undertaken without success.

     As a result of the write-off policy, the provisions may be made a significant time in advance of the related write-off. This is particularly the case for the loans secured on commercial properties included within the other secured advances category. Legal proceedings to repossess and realise the value of the security are complex and lengthy processes. This means that, although the likely losses have been identified and appropriate provisions made on a case-by-case basis, fewer cases have been determined precisely and written off, net of recoveries, compared to other classes of lending.

Abbey Annual Report and Accounts 2004	45

Operating and Financial Review

Balance Sheet Operating Review continued

Analysis of end-of-year provisions on loans and advances to customers

	2004	2003	2002	2001	2000
Specific	£m	£m	£m	£m	£m

Advances secured on residential properties – UK	9	8	24	46	50

Other secured advances – UK	148	36	42	45	57

Unsecured personal advances – UK	133	171	124	152	170

Corporate advances – UK	67	161	204	–	–

Advances secured on residential properties – non-UK	–	17	26	16	11

Other secured advances – non-UK	–	26	34	27	41

Unsecured personal advances – non-UK	–	4	4	4	4

Total specific provisions	357	423	458	290	333

General

Advances secured on residential properties – UK	58	165	165	145	139

Other secured advances – UK	3	58	19	18	15

Unsecured personal advances – UK	35	32	32	35	31

Corporate advances – UK	14	173	56	–	–

Advances secured on residential properties – non-UK	–	12	9	5	3

Other secured advances – non-UK	–	2	4	4	5

Unsecured personal advances – non-UK	–	–	3	1	1

Total general provisions	110	442	288	208	194

Total provisions	467	865	746	498	527

Ratios	%	%	%	%	%

Provisions at the year end as a percentage of year-end loans and advances to customers

Advances secured on residential properties – UK	0.09	0.24	0.29	0.31	0.30

Other secured advances – UK	8.44	3.28	1.30	1.61	3.03

Unsecured personal advances – UK	4.65	6.20	3.02	3.87	4.09

Corporate advances – UK	9.43	13.83	2.97	–	–

Advances secured on residential properties – non-UK	0.73	1.70	1.10	1.00	0.87

Other secured advances – non-UK	–	68.29	80.85	64.58	44.23

Unsecured personal advances – non-UK	11.53	2.76	5.69	4.20	4.39

Total loans and advances to customers	0.49	0.93	0.82	0.59	0.62

Amounts written off (net of recoveries) (1)	0.35	0.40	0.33	0.37	0.35

Percent of loans in each category to total loans

Advances secured on residential properties – UK	80.29	76.62	69.76	67.62	70.57

Purchase and resale agreements – UK	4.77	3.08	0.79	3.01	7.57

Other secured advances – UK	1.89	3.05	4.99	4.36	2.61

Corporate advances – UK	0.91	2.51	9.27	10.15	6.10

Unsecured personal advances – UK	3.81	3.40	5.47	5.38	5.40

Finance lease debtors – UK	1.21	2.67	3.64	5.20	5.70

Advances secured on residential properties – non-UK	0.02	1.78	3.38	2.33	1.80

Purchase and resale agreements – non-UK	7.10	6.68	2.50	1.70	–

Other secured advances – non-UK	–	0.04	0.05	0.05	0.11

Unsecured advances – non-UK	–	0.15	0.13	0.13	0.12

Finance lease debtors – non-UK	–	0.02	0.02	0.07	0.02

(1)	Amounts written off (net of recoveries) ratio as a percentage of average loans and advances to customers excluding finance leases.

46	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

Movements in provisions for bad and doubtful debts

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Provisions at the beginning of the year	865	746	498	527	529

Acquisition of subsidiary undertakings	–	–	8	–	–

Disposal of subsidiary undertakings	(70)	(94)	(1)	–	–

	795	652	505	527	529

Amounts written off

Advances secured on residential properties – UK	(2)	(16)	(27)	(41)	(39)

Other secured advances – UK	(39)	(45)	(33)	(49)	(41)

Unsecured personal advances – UK	(136)	(148)	(335)	(296)	(234)

Corporate advances – UK	(164)	(80)	–	–	–

	(341)	(289)	(395)	(386)	(314)

Advances secured on residential properties – non-UK	(2)	(10)	–	(1)	(2)

Other secured advances – non-UK	(2)	(10)	–	(5)	(7)

Unsecured personal advances – non-UK	–	–	(1)	(1)	–

Total amounts written off	(345)	(309)	(396)	(393)	(323)

Recoveries

Advances secured on residential properties – UK	16	4	4	9	3

Other secured advances – UK	8	–	3	8	12

Unsecured personal advances – UK	28	38	89	85	33

	52	42	96	102	48

Advances secured on residential properties – non-UK	–	–	5	–	–

Other secured advances – non-UK	–	–	6	–	–

Total amount recovered	52	42	107	102	48

Specific provisions charged against profit

Advances secured on residential properties – UK	(13)	5	1	27	24

Other secured advances – UK	147	52	25	29	52

Unsecured personal advances – UK	70	205	219	193	213

Corporate advances – UK	71	36	207	–	–

	275	298	452	249	289

Advances secured on residential properties – non-UK	(1)	4	2	6	1

Other secured advances – non-UK	–	–	(1)	(8)	–

Unsecured personal advances – non-UK	1	–	1	1	1

Total specific provisions charged against profit	275	302	454	248	291

General provisions charged against profit	(310)	172	60	15	(18)

Exchange and other adjustments	–	6	16	(1)	–

Provisions at the end of the year	467	865	746	498	527

Abbey Annual Report and Accounts 2004	47

Operating and Financial Review

Balance Sheet Operating Review continued

Interest in suspense

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Interest in suspense at the beginning of the year	50	76	96	100	114

Acquisition of subsidiary undertakings	–	–	3	–	–

Net interest suspended during the year	7	9	10	23	32

Disposal of subsidiary undertaking	(42)	(15)	–	–	–

Interest written off	(8)	(24)	(38)	(26)	(46)

Exchange and other adjustments	–	4	5	(1)	–

Interest in suspense at the end of the year	7	50	76	96	100

Potential credit risk elements in loans and advances

In accordance with the British Bankers’ Association Statement of Recommended Practice on Advances, Abbey continues to charge interest for collection purposes, where appropriate, to accounts whose recovery is in doubt, but the interest is suspended as it accrues and is excluded from interest income in the Profit and Loss Account. This suspension of interest continues until such time as its recovery is considered to be unlikely at which time the advance is written off. Other than for the net interest suspended during the year, interest income in the Profit and Loss Account is the same as would have been credited if all loans had been current in accordance with their original terms.

The following table presents the potential credit risk elements in Abbey loans and advances. Additional categories of disclosure are included, however, to record loans and advances where interest continues to be accrued and where either interest is being suspended or specific provisions have been made. At 31 December 2004, 2003 and 2002 there was a small amount of loan assets placed on non-accrual status within Abbey, where such treatment is viewed as more appropriate given the nature of the business and the particular circumstances of the loans. The amounts are stated before deductions of the value of security held and specific provision or interest suspended.

Group non-performing loans and advances

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

Accruing loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made:

UK	422	1,531	515	717	777

Non-UK	–	101	154	131	138

	422	1,632	669	848	915

Accruing loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made:

UK	801	1,110	1,364	898	871

Non-UK	–	4	22	19	14

	801	1,114	1,386	917	885

Non-accruing loans and advances:

UK	1	–	–	1	125

Non-UK	–	30	22	27	35

	1	30	22	28	160

Total non-performing loans and advances:

UK	1,223	2,641	1,879	1,616	1,773

Non-UK	–	135	198	177	187

	1,223	2,776	2,077	1,793	1,960

	%	%	%	%	%

Non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases	1.48	3.25	2.36	2.22	2.60

Provision as a percentage of total non-performing loans and advances	38.18	31.15	35.92	27.77	26.89

48	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

Overall, non-performing loans and advances as a percentage of loans and advances to customers excluding finance leases have decreased from 3.25% to 1.48%, due to the unwind of the contingent loans made by the long-term business funds of Scottish Provident and Scottish Mutual to Abbey National Scottish Mutual Assurance Holdings in the course of 2004. These loans had provisions against them in 2003. Provisions as a percentage of total non-performing loans and advances have increased from 31.15% to 38.18% in 2004. This movement is attributable to the provision raised in the Motor Finance and Litigation Funding businesses.

Potential problem loans and advances

The large number of relatively homogeneous residential mortgage loans has enabled Abbey to develop statistical techniques to estimate capital and interest losses with reasonable accuracy.

     These techniques are used to establish the amount of provisions for bad and doubtful debts and interest suspensions. In addition, Abbey’s policy of initiating prompt contact with customers in arrears, together with the nature of the security held, which in the case of advances secured on residential property there has been a substantial increase in security values over the life of the loan. This means that a significant proportion of non-performing loans will not result in a loss.

     The categories of non-performing loans and advances which are statistically most likely to result in losses are cases from 6 months to 12 months in arrears and 12 months or more in arrears. Losses on cases for which the property securing the loan has been taken into possession are evaluated individually with the amounts expected to be lost on realisation of the security being established with a high degree of certainty. The following table sets forth the values for each of these categories included in the non-performing loans and advances table above for each of the last five years.

	2004	2003	2002	2001	2000
	£m	£m	£m	£m	£m

6 months to 12 months in arrears	58	62	101	114	341

12 months or more in arrears	5	44	131	111	192

Properties in possession	10	7	9	14	57

The approximate anticipated bad debt write offs and recoveries in respect of 2005 are as follows:

Group
Amounts written off	£m

Advances secured on residential properties – UK	4

Unsecured personal advances – UK	153

Corporate advances – UK	90

Other secured advances – UK	104

Advances secured on residential properties – non-UK	–

Other secured advances – non-UK	–

Unsecured personal advances – non-UK	–

351

Group
Recoveries	£m

Advances secured on residential properties – UK	1

Other secured advances – UK	6

Unsecured personal advances – UK	22

Advances secured on residential properties – non-UK	–

Other secured advances – non-UK	–

Unsecured personal advances – non-UK	–

29

Country risk exposure

Abbey has minimal exposure to countries currently experiencing liquidity problems.

Cross border outstandings

The operations of Abbey involve operations in non-local currencies. These cross border outstandings are controlled through a well-developed system of country limits, which are reviewed to avoid concentrations of transfer, economic or political risks.

     Cross border outstandings, which exclude finance provided within Abbey National plc and its subsidiaries, are based on the country of domicile of the borrower or guarantor of ultimate risk and comprise loans and advances to customers and banks, finance lease debtors, interest-bearing investments and other monetary assets denominated in currencies other than the borrower’s local currency, but exclude balances arising from off-balance sheet financial instruments.

     At 31 December 2004, the countries where cross border outstandings exceeded 1% of adjusted assets (as defined below) was the US and consisted substantially of balances with banks and other financial institutions, governments and official institutions and commercial, industrial and other private sector entities. In this context, adjusted assets are total assets, as presented in the Consolidated Balance Sheet, excluding long-term assurance fund assets and balances arising from off-balance sheet financial instruments. On this basis, adjusted assets amounted to £140.2bn at 31 December 2004 compared to £146.6bn at 31 December 2003 and £174.4bn at 31 December 2002.

Abbey Annual Report and Accounts 2004	49

Operating and Financial Review

Balance Sheet Operating Review continued

Cross border outstandings exceeding 1% of adjusted assets

					Commercial,
			Banks and		industrial and
	As % of		other	Governments	other
	adjusted		financial	and official	private sector
	assets	Total	institutions	institutions	entities
	%	£m	£m	£m	£m

At 31 December 2004:

United States	5.31	7,448	7,412	–	36

At 31 December 2003:

United States	3.09	4,533	2,693	25	1,815

Italy	1.25	1,836	376	1,395	65

At 31 December 2002:

United States	1.65	2,884	1,112	19	1,753

Germany	1.25	2,176	1,914	–	262

Canada	1.19	2,068	1,536	53	479

Netherlands	1.14	1,993	1,262	–	731

Cross border outstandings between 0.75% and 1% of adjusted assets

At 31 December 2004, Abbey had no aggregate cross border outstandings between 0.75% and 1% of adjusted assets.

     At 31 December 2003, Abbey had aggregate cross border outstandings with France of 0.96% of adjusted assets with aggregate outstandings of £1,408m.

     At 31 December 2002, Abbey had no aggregate cross border outstandings between 0.75% and 1% of adjusted assets.

Tangible fixed assets

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Capital expenditure	90	49	165

Capital expenditure to 31 December 2004 amounted to £90m. The majority of this amount, was incurred by Bankings and Savings mostly related to computer infrastructure.

     Capital expenditure to 31 December 2003 amounted to £49m. The majority of this, £46m, was incurred by Bankings and Savings mostly related to computer infrastructure.

     Capital expenditure to 31 December 2002 amounted to £165m. Expenditure of £139m within Bankings and Savings mostly related to computer infrastructure, telecommunications, and automatic teller machine investment. In Investment and Protection and Abbey Financial Markets, £16m and £10m, respectively were spent.

     Abbey had 971 unique property interests at 31 December 2004 consisting of 12 freehold leases, 100 leasehold interests, and 859 operating lease interests, occupying a total floor space of 527,557 square meters. Abbey’s leasehold property interests are subject to leases ranging from 1 to 999 years in maturity with the majority being 9 years in average duration and subject to annual contracted rental increases.

     The number of unique property interests owned by Abbey is more than the number of individual properties as Abbey has more than one interest in some properties.

     The majority of Abbey’s property interests are retail branches. Included in the above total are 24 branches that were not occupied by Abbey as at 31 December 2004. Of Abbey’s individual properties, 852 are located in the UK, 15 in Europe, and 5 in the rest of the world. There are no material environmental issues associated with the use of the above properties.

     Abbey has four principal sites at Triton Square, London, Nelson Street, Bradford, St. Vincent Street, Glasgow, and Grafton Gate East, Milton Keynes. The main computer centre is Shenley Wood House in Milton Keynes. These properties are held under operating leases. The registered office of Abbey is located at Abbey National House, 2 Triton Square, Regent’s Place, London NW1 3AN.

     Management believes its existing properties and those under construction, in conjunction with the operating lease arrangements in place with Mapeley Columbus Limited, are adequate and suitable for its business as presently conducted or to meet future business needs. All properties are adequately maintained.

50	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

Capital management and resources

Capital management and capital allocation

Abbey adopts a centralised capital management approach, based on an assessment of both regulatory requirements and the economic capital impacts of our businesses. The various regulatory minimum capital criteria are augmented by internally assigned buffers. These ratios, buffers and restrictions, together with the relevant costs of differing capital instruments and a consideration of the various other capital management techniques are used to shape the most cost-effective structure to fulfil Abbey’s capital requirement.

     The most obvious capital management techniques considered are the issue of equity, preference and subordinated capital instruments. Other levers available include tools involving equity and retained earnings. Another obvious measure is control of the amount of assets and risk on the balance sheet and, finally, the use of asset mitigation tools designed to reduce the capital required to back certain classes of asset by disposing of part of the risk associated with them.

     Abbey’s capital allocation control process has two main determinants: the capital volumes approved to business units within the planning process, and the need to have access to a capital buffer which is sufficient to cover the capital impact of major contingent events or “capital shocks”. Capital allocation decisions will be influenced by comparison of returns earned on regulatory equity, conducted as part of planning reviews under which capital levels for operating divisions are approved or when additional capital requests are received.

Capital adequacy requirements

Capital adequacy and capital resources are monitored by Abbey on the basis of techniques developed by the Basel Committee on Banking Supervision (the “Basel Committee”) and subsequently implemented in the UK by the UK regulator, the Financial Services Authority.

     The supervision of capital adequacy for banks in the European Union is governed by European Union Directives, and specifically the Banking Consolidation Directive and the Capital Adequacy Directives.

     After continuing consultation, the Basel Committee has developed a new framework to replace the 1988 Capital Accord, which the European Union has adapted and issued as Capital Adequacy Directive three. It is currently expected that the New Capital Accord will be implemented during 2007 and 2008, although implementation in the European Union will be dependent on the adoption of a directive amending the Banking Consolidation Directive and the Capital Adequacy Directives. Although the Basel Committee intends to deliver a more risk-sensitive methodology, including a new operational risk capital charge, its goal is that on average, the new approach should not raise nor lower regulatory capital for the banking sector. The international minimum risk asset ratio of 8% will be unchanged.

     On the basis of the developing proposals, management does not expect any material adverse change to the business of Abbey to arise from the new capital adequacy framework.

Capital ratios

The following capital ratios, which exceed both the Basel Committee minimum risk asset ratio of 8% and the Financial Services Authority’s specific recommendation for Abbey, are calculated for Abbey as supervised by the Financial Services Authority. Abbey recognises the additional security inherent in Tier 1 capital, and hence also presents a Tier 1 to risk weighted assets ratio. An equity Tier 1 ratio (Tier 1 excluding preference shares) is also presented.

Group capital

	2004	2003	2002
	£m	£m	£m

Balance sheet:

Distributable reserves and shareholders’ funds	4,697	4,961	6,196

Life assurance reserves – non-distributable	307	353	153

Less goodwill recognised (1)	(1,069)	(1,068)	(1,277)

Core equity Tier 1	3,935	4,246	5,072

Tier 1 capital instruments	1,893	1,957	2,174

Total Tier 1 capital	5,828	6,203	7,246

Undated subordinated debt	2,604	2,976	3,065

Dated subordinated debt	2,204	2,513	2,745

General provisions and other	177	531	394

Total Tier 2 capital	4,985	6,020	6,204

Less:

PFS: investments in Life Assurance businesses	(3,789)	(3,521)	(3,384)

PFS: investment in non-life assurance businesses	(68)	(93)	(166)

Portfolio Business Unit	(225)	(476)	(807)

Total supervisory deductions	(4,082)	(4,090)	(4,357)

Total regulatory capital	6,731	8,133	9,093

Risk-weighted Assets:

Personal Financial Services	52,198	52,158	46,019

Portfolio Business Unit	3,973	8,997	32,686

Total Abbey risk-weighted assets	56,171	61,155	78,705

Banking book	50,416	55,873	72,900

Trading book	5,755	5,282	5,805

Total Abbey risk-weighted assets	56,171	61,155	78,705

Capital ratios:

Risk asset ratio (%)	12.0	13.3	11.6

Tier 1 ratio (%)	10.4	10.1	9.2

Equity Tier 1 ratio (%)	7.0	6.9	6.4

Banking Equity Tier 1 ratio (%)	4.4	4.7	4.6

(1)	Goodwill recognised in the table above of £1,069m differs to that quoted on a statutory basis of £317m, largely as it is deducted from Tier 1 in full on acquisition, whilst the statutory treatment is to amortise the charge over a number of years, together with impairment tests being applied. The significant impairments to goodwill that have been taken in prior years are the principal cause of this difference.

Abbey Annual Report and Accounts 2004	51

Operating and Financial Review

Balance Sheet Operating Review continued

Balance sheet

As at 31 December 2004, the Equity Tier 1 ratio and the risk asset ratio were 7.0% and 12.0% respectively. The increase in the Equity Tier 1 ratio was primarily due to the reduction in Portfolio Business Unit risk weighted assets.

     Tier 1 capital decreased by £375m to £5,828m, driven by the level of profit attributable to shareholders of £80m and payment of ordinary dividends (£583m), including a special dividend to Abbey shareholders subsequent to the completion of the takeover by Banco Santander Central Hispano, S.A. Tier 1 capital includes a £307m non-distributable reserve, representing income from long-term assurance businesses recognised in the Profit and Loss Account, but not distributed by the long-term assurance funds.

     The decrease in Tier 2 capital of £1,035m was principally due to four subordinated debt issues being retired, together with amortisation of subordinated capital and a reduction in general provisions.

     Supervisory deductions primarily represent capital invested in non-banking businesses – mainly the equity investment and retained earnings in life assurance and insurance companies. The movement in the year largely reflects the life assurance profit after tax and the unwind of special purpose vehicles in the Portfolio Business Unit.

Risk weighted assets (RWAs)

Personal Financial Services risk weighted assets were at the same level as at the end of December 2003. This was the result of an increase in Retail Personal Financial Services risk weighted assets of £2.1bn after securitisation, offset by reductions of £1.7bn in Abbey Financial Markets Personal Financial Services activities and a £0.4bn decrease relating to the sale of the Abbey Business asset and leasing companies.

     Risk weighted assets in the Portfolio Business Unit have decreased by £5.0bn reflecting the continued asset disposals process.

Reconciliation of Equity Tier 1

	£m	%

Equity Tier 1 at 1 January 2004		6.9

Equity impacts:

– Profit after tax (1)	381	0.6

– Dividends and other (2)	(692)	(1.1)

	(311)	(0.5)

Risk-weighted asset impacts:

– Personal Financial Services growth (excl. securitisations)	2,144	(0.2)

– Securitisations (net of roll-offs)	(266)	–

– PFS business sales	(1,838)	0.2

– PBU business and asset sales	(5,024)	0.6

	(4,984)	0.6

Equity Tier 1 at 31 December 2004		7.0

(1)	Loss after tax for regulatory capital purposes excludes goodwill amortisation, as goodwill is deducted from Tier 1 in full on acquisition. Additionally, the regulatory group structure excludes certain non-banking entities, resulting in a slightly different tax charge to that for the statutory group.

(2)	“Dividends and other” includes the net impact of ordinary dividends, preference dividends, scrip dividends and movements in minority interests (including joint ventures).

Analysis of life assurance capital

	2004	2003
Value of long-term assurance business	£m	£m

Discounted value of future profits	1,540	1,171

Net assets held by long-term assurance funds	1,428	1,101

Embedded value of the long-term assurance business	2,968	2,272

Contingent loan to Scottish Provident’s with-profits sub fund	–	618

Total value of long-term assurance business	2,968	2,890

Contingent loan to Scottish Mutual	–	575

Other net assets of shareholder funds	997	427

Total value of long-term assurance business	3,965	3,892

The capital structure of the life companies changed significantly in July 2004 following the completion of Abbey’s review of the with-profits funds in Scottish Mutual and Scottish Provident and its subsequent agreement with the Financial Services Authority. Both contingent loans were repaid with no incremental capital or adverse profit impact over and above that already reported. A significant contribution was made to the Scottish Mutual with-profits fund, which was covered by provisions set up in prior years. In addition, the hedging programme was extended and moved into the with-profits funds to allow them to stand independently, reducing policyholder and shareholder risk.

     The discounted value of future profits represents the present value of the surplus expected to emerge in the future from the business in-force. The increase in discounted value of future profits since December 2003 of £369m to £1,540m was mainly driven by the unwind of the contingent loans although growth in new business sales in Scottish Provident also contributed. These increases were partly offset by policy maturities and stronger levels of surrenders in with-profits business.

     Net assets of the shareholders interest in the long-term business fund of £1,428m were £327m above the December 2003 level, as a result of the reallocation of capital to the long-term fund from the shareholders fund following the unwind of the contingent loan arrangement.

     Other net assets of the shareholders funds have increased by £570m from December 2003 representing capital retained within the shareholders funds following the unwind of the contingent loan arrangement.

     A reconciliation between the opening and closing embedded value of the long-term assurance business is as follows:

Movements in embedded value of the long-term assurance business

£m

Opening value as at 1 January 2004	2,272

Transfers (to)/from shareholders’ funds	731

Increase in value of the long-term assurance business before tax	76

Tax on increase in value of the long- term assurance business	(92)

Dividends paid to Abbey	(19)

Closing value at 31 December 2004	2,968

52	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

Before the consideration of market movements and other embedded value charges and rebasing adjustments, the increase in the value of long-term business is £108m pre-tax (£78m after tax) and is achieved through ongoing management of the existing business and writing new business. (The Personal Financial Services portion of this is £141m pretax and £106m after tax). The long-term fund total investment variances and other adjustments of £(32)m pre-tax, (£94)m after tax relate to the adjustments to period-end market values, and guaranteed liabilities/market value adjustments but exclude restructuring costs.

     Injections into the long-term funds included £546m to Scottish Provident and £197m to Scottish Mutual in July 2004, primarily driven by the unwind of the contingent loan arrangement. Abbey National Life repaid £31m from the long-term fund in March 2004 with £19m of this being paid as dividend to Abbey.

Life assurance cashflows

	At 31	At 31
	December	December
	2004	2003
	£m	£m

Capital injections made from Group	5	343

Dividends and interest paid to Group	(21)	(181)

Net cashflows (to)/from Group	(16)	162

The numbers in the above table are draft only and may differ from those filed with the regulator on 31 March 2005.

Intercompany flows to and from Group incurred during the general course of business, such as interest, centrally based IT services and sales commissions for branch-based products, are excluded from the table above.

Realistic liabilities

The following shows the aggregate realistic assets and liabilities of the two UK with-profit funds managed by Scottish Mutual Assurance plc and Scottish Provident Limited, at 31 December 2004.

	SMA	SPL	Total
	£m	£m	£m

Asset shares	7,704	4,049	11,753

Cost of guarantees	621	175	796

Cost of financial options	106	149	255

Other liabilities	65	410	475

Total realistic liabilities	8,496	4,783	13,279

Regulatory value of asset	8,562	4,900	13,462

Realistic adjustments	9	2	11

Total realistic assets	8,571	4,902	13,473

Excess realistic assets	75	119	194

The numbers in the above table are draft only and may differ from those filed with the regulator on 31 March 2005.

Asset shares are calculated retrospectively on the basis of the actual experience of the fund. The cost of guarantees and financial options are calculated using a stochastic simulation methodology, with the model calibrated to the relevant financial markets at 31 December 2004.

     The base value of guarantees is calculated using a stochastic asset-liability model. The guarantee cost is derived for each guarantee bearing policy by calculating the excess of the guaranteed policyholder payout over the value of the asset share backing the policy on the guarantee exercise date and discounting back.

     Options are assumed to be taken up at a dynamic rate that depends on how far in or out of the money the option is under each economic scenario. Once the option is exercised it is valued as a guarantee.

Options and guarantees

The guarantees within the with-profit funds fall into three main categories; cash guarantees, guaranteed annuity options, and guaranteed cash options.

     Guaranteed annuity options and guaranteed cash options represent the right to convert contractual benefits denominated in terms of cash into annuities and vice versa, at conversion rates guaranteed in advance, usually at inception of the policy.

     For conventional with-profit business, cash guarantees constitute the minimum amount payable at maturity (or other specified date), for example, in terms of guaranteed sums assured and vested bonuses declared at the valuation date, excluding discretionary terminal bonus.

     For unitised with-profit business, cash guarantees constitute the minimum amount payable at specified future dates in terms of the value of units allocated to the policy as at the valuation date. Such units usually have a guaranteed minimum rate of future accumulation (which may be zero, but can be higher for some older classes of business), along with a guarantee that no negative market value adjustment will be applied either on maturity, or, in the case of certain unitised with-profit bonds, at a specified future date or range of dates exercisable at the policyholder’s discretion. Any such guarantees applicable to future contractual premiums are also included within the calculation.

     Outside the UK with-profit funds the extent of guarantees and options included in the terms of in force business will not, in aggregate, have a material effect on the amount, timing or uncertainty of the company’s future cashflows.

Assumptions

The assumptions that have the greatest effect on the measurement of liabilities, including options and guarantees are:

>	economic assumptions;

>	persistency rates;

>	expenses;

>	mortality; and

>	take-up rates of guarantees and options.

Economic assumptions

For the purposes of the determination of realistic assets and liabilities, a proprietary Economic Scenario Generator package that has been calibrated to market prices is used. For non-realistic (“regulatory basis”) liabilities, economic assumptions are based on the prevailing market rates and current asset mix of each fund and include margins for prudence.

Persistency rates

The magnitude of policy lapses has a significant impact on the cost of providing guarantees, particularly of unitised with-profit bond products. Lapses are also important in the case of business with guaranteed annuity and cash options where policyholders may choose to transfer the policy away from the company before the guarantee crystallises.

     These rates are calculated using standard actuarial methodology, on the basis of experienced rates, with adjustments as appropriate where past experience does not capture the policy features now in force, or the prevalent economic conditions.

Expenses

Expenses are based on future budgeted levels allowing for inflation in future years.

Mortality

As with persistency rates these assumptions are calculated in line with standard actuarial methodology, on the basis of past experience adjusted for a best estimate of how the various factors affecting the parameters may change in future – for example mortality improvements for annuity business. Mortality assumptions, which are based on standard industry published tables, are more stable than the persistency rates.

Abbey Annual Report and Accounts 2004	53

Operating and Financial Review

Balance Sheet Operating Review continued

Take-up rates

The rate of take-up of future guarantees and options affects the quantum and timing of guaranteed payments identified above. The assumptions are determined by considering past experience and taking into account how far the options are in and out of the money, on the basis that the further the option is in the money the greater the propensity for it to be exercised by policyholders.

Analysis of available capital

	SMA	SMPL	ANL	SPL	SMI	SPILA	Total
	£m	£m	£m	£m	£m	£m	£m

Total shareholders funds (excl fund for future appropriations)	1,371	94	360	1,342	117	33	3,317

Fund for future appropriations (1)	67	–	–	793	19	–	879

Regulatory adjustments (2)	(268)	(23)	(50)	(635)	–	–	(976)

Other capital (3)	325	–	–	124	–	–	449

Total available regulatory capital	1,495	71	310	1,624	136	33	3,669

(1)	The fund for future appropriations represents the excess assets over liabilities in the with-profit funds calculated on a statutory basis.

(2)	Regulatory adjustments include deferred acquisition costs and the removal of negative sterling reserves and acquired discounted value of future profits.

(3)	Other capital includes subordinated debt and implicit items.

The total shareholder funds shown are on a draft Modified Statutory Solvency Basis (MSSB). Reconciliation to the Balance Sheet amount is given in the following table.

£m

Total value of long-term assurance business	3,965

Less non-acquired value of future profits	(1,158)

Plus deferred acquisition costs	293

Plus goodwill	227

Other (including deferred tax)	(10)

Total shareholders’ funds (MSSB)	3,317

The numbers in the above table are draft only and may differ from those filed with the regulator on 31 March 2005.

Regulatory Capital Requirements

Under the Financial Services Authority Integrated Prudential Sourcebook, the capital requirements for life funds are determined from the minimum of the Pillar 1 assessment (based upon specific Financial Services Authority valuation rules) and the Pillar 2 risk based capital assessment (based upon the firm’s individual assessment of risk and controls). The Pillar 1 assessment also introduces a “twin peaks” approach for with-profit funds, which requires a comparison of the minimum solvency and resilience requirements, determined in accordance with Financial Services Authority valuation rules, with the capital position calculated reflecting a realistic value of the liabilities coupled with a risk capital margin. The determination of the risk capital margin depends on various actuarial and other assumptions about potential changes in market prices, and the actions management would take in the event of various adverse changes in market conditions. In addition, this assessment is open to challenge by the Financial Services Authority who may issue individual capital guidance following any review, and thereby require an increase in the level of capital needed under Pillar 2.

     The offshore companies Scottish Provident International Life Assurance Limited and Scottish Mutual International Plc are subject to regulations in the Isle of Man and Ireland respectively, which are similar to the Financial Services Authority statutory solvency requirements.

     At 31 December 2004 the estimated solvency coverage for each of the life companies was as follows:

%

Scottish Mutual Assurance	260

Scottish Mutual Pensions Limited	1,150

AN Life	309

Scottish Provident	183

Scottish Mutual International	163

Scottish Provident International	1,127

The numbers in the above table are draft only and may differ from those filed with the regulator on 31 March 2005.

These reflect the new regulatory regime introduced in 2004 and are not directly comparable to last year’s solvency ratios. However, actions taken during 2004 have in general strengthened the solvency positions of the life companies.

     Amounts have been earmarked in the Scottish Provident Non-Profit fund (£125m) and Scottish Mutual Non-Profit fund (£250m) in respect of risks arising in the respective with-profit funds as Risk Based Capital (RBC). These RBC amounts will only be utilised after taking into account any management actions deemed appropriate and are not expected to be utilised on a realistic basis.

Capital sensitivity

The sensitivities of assets and liabilities to changes in market conditions, key assumptions and other variables have been carried out in the Peak 1 and Peak 2 capital assessment. There has been shown to be sufficient capital under the stochastic modelling exercise. For the Individual Capital Assessment (ICA) the capital availability for each major life entity was investigated. A range of scenario and stress tests were carried out which when combined would constitute a 99.5% over 1-year default test. Incorporating management actions there is sufficient capital to withstand adverse scenarios.

Capital management policies

At 31 December 2004 there is sufficient available capital to cover the Financial Services Authority’s capital requirement. Most of the shareholder capital in Abbey’s life businesses is located in the shareholders funds, which are mainly held in cash and high-grade short-term debt securities. Shareholders capital in the non-profit business is invested in the same asset instruments as the assets backing the liabilities. With respect to the with-profit funds, management can take actions to prevent deterioration of capital position should such circumstance arise, in accordance with the disclosures made in the respective Principles and Practices of Financial Management (PPFM) documents.

     In 2004, Abbey entered into significant hedging arrangements to manage exposure to the cost of options and guarantees in the with-profit funds.

Capital independence

All life insurance legal entities within Abbey have sufficient capital on a stand-alone basis, and therefore no capital injections are expected to be needed in the future. As the companies operate as separate legal entities any transfer of capital out of any life companies would require the continued satisfaction of various regulatory capital requirements.

Intra-group capital arrangements

Prior to the stabilisation project concluded in July 2004, Scottish Mutual and Scottish Provident had contingent loan arrangements within the Abbey National Group. Post the stabilisation project there are no intra-group capital arrangements apart from internal reinsurance arrangements in relation to the reinsurance of a large portion of the Scottish Mutual International with-profit business and all of the with-profit business of Abbey National Life and Scottish Mutual Pensions Ltd into the Scottish Mutual with-profit fund.

54	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Balance Sheet Operating Review continued

Off-Balance Sheet Arrangements

In the ordinary course of business, Abbey issues guarantees on behalf of customers. The significant types of guarantees are as follows:

>	It is normal in the UK to issue cheque guarantee cards to current account customers holding cheque books, as retailers do not generally accept cheques without such form of guarantee. The guarantee is not automatic but depends on the retailer having sight of the cheque guarantee card at the time the purchase is made. The bank is liable to honour these cheques even where the customer doesn’t have sufficient funds in his account. The bank’s guarantee liability is in theory the number of cheques in issue multiplied by the amount guaranteed per cheque, which can be between £50 and £250. In practice most customers will only write cheques when they have funds in their account to meet the cheque, and cheques are frequently presented without the benefit of the cheque guarantee. On this basis management have assessed the risk with respect to this guarantee as highly remote and consider the risk of loss as part of the provisioning requirement on bank accounts.

>	Standby letters of credit also represent the taking on of credit on behalf of customers when actual funding is not required, normally because a third party is not prepared to accept the credit risk of Abbey’s customer. These are also included in the normal credit provisioning assessment alongside other forms of credit exposure.

>	Abbey, as is normal in such activity, gives representations and warranties on the sale of subsidiaries. The maximum potential amount of any claims made against these is significantly higher than actual settlements. Appropriate provision is made with respect to management’s best estimate of the likely outcome, either at the time of sale, or subsequently if additional information becomes available.

See notes 46, 47 and 48 to the Consolidated Financial Statements for additional information regarding Abbey’s guarantees as well as its commitments and contingencies.

     In the ordinary course of business, Abbey also enters into securitisation transactions. The Holmes securitisation vehicles are consolidated under UK GAAP, though a linked presentation is used whereby the non-recourse securities liabilities of the vehicles are netted off on the face of the balance sheet against the related mortgage assets. The mortgage assets continue to be administered by Abbey. The Holmes securitisation vehicles provide Abbey with an important source of stable long-term funding and also a regulatory capital benefit. The assets are therefore treated as on-balance sheet.

Liquidity disclosures

Liquidity risk is the potential that, although remaining solvent, Abbey does not have sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. These obligations include the repayment of deposits on demand or at their contractual maturity; the repayment of loan capital and other borrowings as they mature; the payment of insurance policy benefits, claims and surrenders; the payment of lease obligations as they become due; the payment of operating expenses and taxation; the payment of dividends to shareholders; the ability to fund new and existing loan commitments; and the ability to take advantage of new business opportunities.

     Abbey’s board is responsible for defining the liquidity management and control framework and has approved a Liquidity Risk Policy to cover major liquidity risks and define key liquidity limits. Along with its internal Liquidity Risk Policy control framework, Abbey abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control. Abbey also complies with the Financial Services Authority’s liquidity requirements, and has appropriate liquidity policies in place.

Analysis of cash flow movements

Cash flow forecasts at the consolidated and subsidiary levels are provided on a monthly basis, and we use trend and variance analyses to project future cash needs, making adjustments to the forecasts when needed. The table below shows our recent net cash flows:

	Year ended 31 December
	2004	2003	2002
	£m	£m	£m

Net cash (outflow) inflow from operating activities	(2,019)	(32,678)	(10,952)

Net cash (outflow) from returns on investments and servicing of finance	(374)	(372)	(462)

Taxation paid (outflow)	(12)	(99)	(496)

Net cash inflow/(outflow) from capital expenditure and financial investment	534	25,189	9,555

Acquisitions and disposals	3,180	8,803	(536)

Equity dividends paid	(697)	(216)	(648)

Net cash (outflow) inflow from financing	(800)	(193)	687

Increase/(decrease) in cash	(188)	434	(2,852)

2004 compared to 2003

Net cash movements decreased by £622m to a net outflow of £(188)m in 2004 as compared with a net cash inflow of £434m 2003.

The decrease was primarily due to:

>	a decrease in the net outflow from operating activities due to lower debt issue redemptions compared to 2003 when a significant amount of debt was redeemed as a result of the Portfolio Business Unit disposal programme.

>	offsetting this was a lower net inflow arising from the significant sales of Portfolio Business Unit investment securities, lower inflows from sales of subsidiaries, increased outflows from equity dividends paid and increased cash outflows from financing due to the redemption of subordinated debt.

2003 compared to 2002

Net cash movements increased by £3,286m to a net inflow of £434m in 2003 as compared with a net outflow of £2,852m in 2002.

The increase was primarily due to:

>	an increase in the net outflow from operating activities due to a lower level of debt issuance consistent with the lower funding requirement arising from the run down of the Portfolio Business Unit; and

>	offsetting this was the net inflow arising from the significant sales of Portfolio Business Unit investment securities and subsidiaries.

Abbey Annual Report and Accounts 2004	55

Operating and Financial Review

Balance Sheet Operating Review continued

Sources of liquidity

Abbey has both wholesale and retail sources of funding and attracts them through a variety of entities. The retail sources primarily originate from the Retail savings business, which forms part of the core Personal Financial Services activity. Although primarily callable, these funds provide a stable and predictable core of liquidity due to the nature of the retail accounts and the breadth of personal customer relationships.

     Abbey’s wholesale funding sources are diversified across funding types and geography. Through the wholesale markets, Abbey has active relationships with over 500 counterparts across a range of sectors, including banks, central banks, other financial institutions, corporates and investment funds. Other sources of funding include collateralised borrowings, securitisations (primarily mortgages) and long-term debt issuance. While there is no certainty regarding money market lines of credit extended to Abbey, they are actively managed as part of the ongoing business. Currently, no guaranteed lines of credit have been purchased, as they are not common in European banking practice.

     The ability to sell assets quickly is also an important source of liquidity for Abbey. Abbey holds marketable investment securities, such as central bank eligible government and other debt securities, which could be disposed of, either by entering into sale and repurchase agreements, or by being sold to provide additional funding should the need arise. Abbey also makes use of asset securitisation arrangements to provide alternative funding sources.

     Under Abbey’s Liquidity Risk Policy, in the calculation of liquidity ratios, Abbey only relies on 95% of retail deposits with an allowance for up to 5% of such deposits being withdrawn at any time. With respect to wholesale deposits, for a period up to and including a month, there is no reliance on external wholesale deposits being renewed. These approaches are more conservative than would be expected based on historical experience with respect to these types of deposits.

     Short-term funding is accessed through money market instruments, including time deposits, certificates of deposit and commercial paper. Medium- to long-term funding is accessed primarily through the stand alone bond markets. In addition Abbey utilises its euro and, separately, Securities and Exchange Commission-registered medium-term note programmes. The major debt issuance programmes managed by Abbey National Treasury Services on its own behalf, except for the US commercial paper programme which is managed for Abbey National North America LLC, a guaranteed subsidiary of Abbey, are set forth below:

Outstanding
	at 31	Markets
	December	Issued
Programme	2004	in:

$15bn medium-term notes	$10.5bn	European

$7bn medium-term notes	$1.6bn	United States

$4bn commercial paper	$0.7bn	European

$20bn commercial paper	$2.5bn	United States

Uses of liquidity

The principal uses of liquidity for Abbey are the funding of Banking and Savings lending and investment securities, payment of interest expense, dividends paid to shareholders, and the repayment of debt. Our ability to pay dividends depends on a number of factors, including our regulatory capital requirements, distributable reserves and financial performance.

	Payments due by period
		Less than	1 -3	3-5	More than
Contractual	Total	1 year	years	years	5 years
obligations	£m	£m	£m	£m	£m

Liabilities of long-term assurance funds	27,180	3,262	3,533	3,533	16,852

Debt securities in issue	21,969	11,360	6,103	3,012	1,494

Subordinated liabilities including convertible debt	5,360	388	100	360	4,512

Capital leases obligations	1,488	120	232	196	940

Purchase obligations	338	125	149	64	–

Other long-term capital instruments	722	–	–	–	722

Total	57,057	15,255	10,117	7,165	24,520

The repayment terms of the debt securities may be accelerated in line with the covenants contained within the individual loan agreements. Details of deposits by banks and customer accounts can be found in notes 31 and 32 of the Consolidated Financial Statements. Based on previous experience, it is Abbey’s expectation that the undated subordinated liabilities will continue to be outstanding for the foreseeable future. Abbey has entered into significant outsourcing contracts where, in some circumstances, there is no minimum specified spending requirement. In these cases, anticipated spending volumes have been included within purchase obligations.

     Based upon the levels of resources within the business and the ability of Abbey to access the wholesale money markets or issue debt securities should the need arise, Abbey believes that its overall liquidity is sufficient to meet current obligations to customers, policy holders and debt holders, to support expectations for future changes in asset and liability levels, and to carry on normal operations.

56	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Risk Management

Introduction

Abbey’s risk management focuses on the major areas of credit risk, market risk, liquidity risk, insurance risk, operational risk and residual value risk. Authority flows from the Abbey National plc Board of Directors to the Chief Executive Officer and from him to his direct reports. Delegation of authority is to individuals. Formal standing committees are maintained for effective management or oversight. Their authority is derived from the person they are intended to assist.

The diagram above shows the structure in operation in respect of risk management and oversight.

     The main elements of risk governance are as follows:

Board: this is the primary governing body. Its role is largely determined by legal and regulatory responsibilities and requirements. Its risk-control responsibilities include setting risk appetite, approving the risk framework and reviewing risk profile.

Audit and Risk Committee: this is a key Board committee. Its risk-control responsibilities include reviewing the effectiveness of risk controls and procedures including the identification, assessment and reporting of risks and the risk-governance structure and compliance with risk-control policies and procedures. It is the duty of the committee to review the effectiveness of the control mechanisms for the management of risk. It is not the responsibility of the committee to form a judgement about the acceptability or appropriateness of these risks. This remains the responsibility of the Board and will be discharged through the Chief Executive Officer.

Asset and Liability Management Committee: this is established under the authority of the Executive Director, Finance and Markets and comprises selected senior executives and relevant experts. This committee is responsible for advising the Executive Director, Finance and Markets on all matters relating to the balance sheet of the Company, specifically for cross divisional asset and liability management, capital structure, funding and liquidity.

Risk Committee: this is a management committee established under the Chief Executives Officer’s authority and comprises senior executives and the Chief Risk Officer. The Committee will consult with the Chief Risk Officer and make recommendations to ensure that the Company’s risk matters are suitably managed and understood. The Committee will provide any information requested by the Executive Committee that it might require to enable it to release appropriately its responsibilities. The Risk Committee also receives information from and is notified of key decisions made by Risk Oversight Fora for Retail Banking, Financial Markets and Insurance and Asset Management businesses.

Chief Risk Officer: The Chief Risk Officer operates under authority delegated by the Chief Executive Officer. The Chief Risk Officer is responsible for establishing and maintaining comprehensive, accurate and effective risk reporting, and clear systems of risks limits. He is also responsible for highlighting to management all matters relevant to understanding risks being taken and to setting risk appetite.

Risk Management in Personal Financial Services

Credit risk

Credit risk is the risk that counterparties will not meet their financial obligations and may result in Abbey losing the principal amount lent, the interest accrued and any unrealised gains (less any security held). Credit risk occurs mainly in Abbey’s loan and investment assets, and in derivative contracts.

Managing credit risk in Banking and Savings

This includes secured lending, bank accounts, unsecured personal loans and cahoot.

Secured lending. Abbey lends on many types of property but only after a credit risk assessment of the borrower and an assessment of the property is undertaken. The systems used to manage and monitor the quality of the mortgage asset are reviewed regularly to ensure they perform as expected.

     The majority of residential lending is subject to national lending policy and national lending authority levels, which are used to structure lending decisions to the same high standard across the retail network, a process further improved by mortgage credit scoring, underwriter accreditation and regular compliance reviews. Details concerning the prospective borrower and the mortgage are subject to a criteria-based decision-making process. Criteria for assessment include credit references, loan-to-value ratio, borrower status and the mortgage credit score.

     A responsible approach to lending is taken to ensure borrowers do not borrow more than they can afford. For low-risk applicants this may include the use of self-certification of income.

     The majority of loans provided by Abbey are secured on UK properties. All properties must be permanent in construction; mobile homes are not generally acceptable. Abbey can provide a mortgage for the purchase of properties outside the UK where the property is a second home and the loan is secured on the main property located in the UK.

     Prior to granting any first mortgage loan on a property, Abbey has the property valued by an approved and qualified surveyor, who is often an Abbey employee. The valuation is based on set Abbey guidelines. Normally, in the case of additional lending, when the total loan remains below 85% loan-to-value, the original property value is subject to indexation and no further survey is carried out. If the loan exceeds 85% loan-to-value, a revaluation is carried out by a qualified surveyor.

     The maximum loan-to-value ratio is usually no more than 95% where the maximum loan is £250,000. Abbey typically charges a fee to customers where the loan-to-value ratio is 90% or higher.

Abbey Annual Report and Accounts 2004	57

Operating and Financial Review

Risk Management continued

Mortgage indemnity guarantee insurance and high loan-to-value fee. Mortgage indemnity guarantee insurance is an agreement between a lender and an insurance company to underwrite the amount of every mortgage advance that generally exceeds 75% loan-to-value.

     The mortgage indemnity guarantee insurance arrangements for loans originated prior to 31 December 2001 for Abbey are as follows:

>	For loans originated prior to 1993, the credit risk on the amount of every mortgage advance over 75% of the valuation at origination is fully insured with third party insurance companies. The expected insurance recovery is factored into the provision for lending losses.

>	For loans originated between 1993 and 2001, Abbey has obtained almost all of its mortgage indemnity guarantee insurance from its insurance subsidiary Carfax Insurance Limited (“Carfax”). Carfax in turn reinsures a portion of the credit risk where commercially appropriate. Such reinsurance covers a layer of risk above a level of losses that Carfax believes it can prudently bear. Carfax’s reinsurance is the only insurance purchased and accordingly the provision for lending losses includes a provision for losses insured by Carfax.

In the Consolidated Financial Statements, fees charged to the customer to compensate for the additional risk of mortgage advances are deferred and taken to “Other operating income” in the Profit and Loss Account over the average anticipated life of the loan.

     From 1 January 2002, Abbey ceased purchasing mortgage indemnity guarantee insurance from Carfax for the Banking and Savings mortgage book. Existing cover remains in force. Abbey continues to charge to customers high loan-to-value fees, which are credited to the Profit and Loss Account over the anticipated life of the loans. Mortgage indemnity guarantee insurance contracts between Carfax and the rest of Abbey are accounted for as intra-Abbey transactions and are eliminated on consolidation.

Mortgage arrears and repossessions. Debt Management Operations is responsible for all debt management initiatives on the secured portfolio for Banking and Savings. Debt management strategies, which include powerdialling, negotiating repayment arrangements and concessions and debt counselling, can start as early as the day after a repayment is missed due and will continue until legal action. Different collection strategies are applied to different segments of the portfolio subject to the perceived levels of risk for example, loan-to-value, collections score and account characteristics.

     If the agreed repayment arrangement is not maintained, legal proceedings may be taken and may result in the property being taken into possession. Abbey sells the repossessed property at market price and uses the sale proceeds, net of costs, to pay off the outstanding value of the mortgage. The stock of repossessed properties held by Abbey varies according to the number of new possessions and the buoyancy of the housing market.

     The following table sets forth information on UK residential mortgage arrears and properties in possession at 31 December 2004, 2003 and 2002 for Abbey compared to the industry average as provided by the Council of Mortgage Lenders.

	Abbey	CML
	(percentage of total
	mortgage loans by number)

6 months to 11 months in arrears

31 December 2002	0.27	0.30

31 December 2003	0.16	0.25

31 December 2004	0.14	0.23

12 months or more in arrears

31 December 2002	0.07	0.15

31 December 2003	0.03	0.11

31 December 2004	0.02	0.10

Properties in possession

31 December 2002	0.03	0.02

31 December 2003	0.02	0.02

31 December 2004	0.02	0.02

Banking and Consumer Credit. Abbey uses many systems and processes to manage the risks involved in providing unsecured personal loans and overdraft lending or in granting bank account facilities. These include the use of application and behavioural scoring systems to assist in the granting of credit facilities as well as regular monitoring of scorecard performance and the quality of the unsecured lending portfolios.

     Behavioural scoring examines the lending relationships that a customer has with Abbey and how the customer uses their bank account. This information generates a score that is used to assist in deciding the level of risk (in terms of overdraft facility amount, card facilities granted and preferred unsecured personal loan value) for each customer that Abbey is willing to accept. Individual customer scores are normally updated on a monthly basis.

     Abbey has successfully extended the use of behavioural scoring into other areas of the business, including the refinement of debt management strategies and bank account transaction processing.

cahoot. The processes used to manage credit risks are similar to those in the rest of Banking and Savings.

Managing credit risk in Abbey Business

Business Banking provides a limited range of products to assist with the finance requirements of businesses including overdrafts. Risk management policies are specific to and reflect the risks inherent in each product set. Approval processes for credit risk include the use of judgement, assisted by the use of probability of default and loss given default data, and the use of credit scoring. Business Banking operates within policies and authority levels approved by the Chief Risk Officer. Business Banking has a dedicated risk team, reflecting the desire for risk control to be close to the business needs and risks.

     Property Finance provides mortgages to borrowers on a wide variety of mainly non-residential property. Agreed credit assessment criteria includes, loan-to-value ratios, quality of tenants, rental income coverage for repayments with stress testing against interest rate movements. Concentration limits per borrower and business sector are also employed to ensure a balanced loan portfolio. The management of defaulting accounts and the repossession and sale of properties is handled by a dedicated function within the business.

58	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Risk Management continued

Managing credit risk in Abbey Financial Markets

The Risk Committee has established a set of risk appetite limits to cover the portfolio mix within Financial Markets. Within these limits, the Chief Risk Officer has approved credit mandates and policies to cover detailed industry/sector limits and asset quality. All transactions falling within these mandates and policies are scrutinised by the appropriate credit approval authority. Specific approval by the Risk Committee is required for any transaction that falls outside the risk appetite. Analysis of credit exposures and credit risk trends are provided for the Financial Markets Risk Oversight Forum each month, and key issues escalated to the Risk Committee as required. Large exposures (as defined by the Financial Services Authority) are reported quarterly to the Risk Committee and the Financial Services Authority.

     Credit risk on derivative instruments is assessed using scenario analysis to determine the potential future mark-to-market exposure of the instruments at a 95% statistical confidence level and adding this value to the current mark-to-market value. The resulting “loan equivalent” credit risk is then included against credit limits, along with other non-derivative exposures.

     In addition, there is a policy framework to enable the collateralisation of certain derivative instruments (including, in particular, swaps). If collateral is deemed necessary to reduce credit risk, then the amount and nature of the collateral to be obtained is based on management’s credit evaluation of the customer.

Market risk

Market risk is the potential for loss of income or decrease in the value of assets caused by movements in the levels and prices of financial instruments.

     A major portion of the market risk arises from exposures to changes in the levels of interest rates, equity markets and credit spreads. Interest rate exposure is generated from providing fixed-rate loans and savings products, funding and trading activities in Financial Markets, and management of Abbey’s overall asset and liability structure. Changes in interest rates affect the value of funds managed for the benefit of customers, as well as on specific shareholders’ funds of the life assurance business. The life assurance business is also exposed to changes in the level of equity markets. Other exposure to equity markets is generated by the creation and risk management of structured products by Financial Markets for the Personal Financial Services market and trading activities. Credit spread exposure arises from credit risk management and trading activities within Financial Markets.

     Abbey accepts that market risk arises from the full range of activities undertaken as a provider of Personal Financial Services. Abbey actively manages and controls market risk by limiting the adverse impact of market movements whilst seeking to enhance earnings within clearly defined parameters. The Market Risk Manual, which is reviewed and approved by the Chief Executive Officer on an annual basis, sets the framework under which market risks are managed and controlled. Business area policies, risks limits and mandates are established within the context of the Market Risk Manual. The business areas are responsible for ensuring that they have sufficient expertise to manage the risks associated with their operations. The independent Risk function, under the direction of the Chief Risk Officer, ensures that risk taking and risk control occur within the framework prescribed by the Manual. The Risk function also provides oversight of all risk-taking activities through a rigorous process of regular reviews.

     Abbey ensures that exposure to market risks is measured and reported on an accurate and timely basis to senior management. In addition to the regular reporting for the purposes of active risk management, the board also receives consolidated reporting of all market risk exposures on a monthly basis where actual exposure levels are measured against limits.

     Senior management recognise that different risk measures are required to best reflect the risks faced in different types of business activities. In measuring exposure to market risk, Abbey uses a range of complementary measures, covering both value and income as appropriate. The market risk disclosures shown below for trading instruments are calculated using Value at Risk (using a historical simulation approach) whilst disclosures for non-trading instruments are based upon a combination of Value at Risk and sensitivity analysis. At both aggregated and business area levels such analysis is complemented by stress testing.

     To achieve consistency in measurement across business areas, we have adopted a series of market risk measurement standards to which business areas are required to adhere. Abbey report market risks by type of exposure in two categories:

Short-term market risk covers activities where exposures are subject to frequent change and could be closed out over a short-time horizon. Most of the exposure is generated by Financial Markets.

Structural market risk includes exposures arising as a result of the structure of portfolios of assets and liabilities, or where the liquidity of the market is such that the exposure could not be closed out over a short time horizon. The risk exposure is generated by features inherent in either a product or portfolio and normally present over the life of the portfolio or product. Such exposures are a result of the decision to undertake specific business activities, can take a number of different forms, and are generally managed over a longer time horizon. Examples of structural market risk include the exposures arising out of the uncertainty of business volumes from the launch of fixed-rate and structured loans and savings products, or from the provision of hedging against such risks. Although most long-term balance sheet positions are hedged, Abbey remains exposed to variances in customer behaviour (often caused by market rate movements) impacting new business take-up and early redemption and causing unfavourable mismatches to arise.

Trading Activities

Trading activities are undertaken by Financial Markets only. They are managed on a continuous basis, and are marked to market on a daily basis.

     The following table shows the value at risk-based consolidated exposures for the major risk classes as at 31 December 2004, together with the highest, lowest and average exposures for the year. Exposures within each risk class reflect a range of exposures associated with movements in that financial market. For example, interest rate risks include the impact of absolute rate movements, movements between interest rate bases and movements in implied volatility on interest rate options. The range of possible statistical modelling techniques and assumptions mean these measures are not precise indicators of expected future losses, but are estimates of the potential change in the value of the portfolio over a specified time horizon and within a given confidence interval.

     From time to time, losses may exceed the amounts stated where the movements in market rates fall outside the statistical confidence interval used in the calculation of the value at risk analysis. The 95% confidence interval, used as a standard across Abbey, means that the theoretical loss at a risk factor level is likely to be exceeded in one period in twenty. We address this risk by monitoring stress testing measures across the different business areas.

     For trading instruments the actual, average, highest and lowest value at risk exposures shown below are all calculated to a 95% level of confidence using a simulation of actual one day market movements over a one year period. The effect of historic correlations between risk factors is additionally shown below. The use of a one day time horizon for all risks associated with trading instruments reflects the horizon over which market movements will affect the measured profit and loss of these activities.

     The numbers below represent the potential change in market values of trading instruments. Since trading instruments are recorded at market value, these numbers also represent the potential effect on income. Trading instruments are held only in Financial Markets.

Abbey Annual Report and Accounts 2004	59

Operating and Financial Review

Risk Management continued

	Exposure at 31 December		Exposure for the year ended 31 December
	Actual exposure		Average exposure		Highest exposure		Lowest exposure
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Group trading instruments

Interest rate risks (1)	4.8	3.7	4.3	4.3	7.1	7.5	2.8	2.8

Equity risks	5.0	1.6	3.3	2.3	5.6	5.2	1.3	1.4

Spread risk	1.5	1.1	1.8	2.0	2.4	2.5	1.1	1.1

Other risks (2)	0.3	0.1	0.2	0.1	0.4	0.2	0.0	0.0

Correlation offsets (3)	(2.2)	(1.2)	(1.8)	(2.6)

Total correlated one-day Value at Risk	9.4	5.3	7.8	6.1	10.5	8.4	4.8	4.5

(1)	Interest rate risks include property index risk.

(2)	Other risks include foreign exchange risk.

(3)	The highest and lowest exposure figures reported for each risk type did not necessarily occur on the same day as the highest and lowest Total correlated one-day Value at Risk. A corresponding correlation offset effect cannot be calculated and is therefore omitted from the above table.

Non-trading activities

An analysis of exposures on non-trading financial instruments is shown below. These numbers represent the potential change in theoretical market values of such instruments, and do not represent the potential effects on income for a given time period. Separate income at risk measures are used to supplement these analyses for appropriate portfolios. Non-trading instruments are held for collection in the form of cash over time, and are accounted for at amortised cost, with earnings accrued over the relevant life of the instruments. Abbey’s risk measures, however, focus on potential risks over the life of the non-trading instruments wherever appropriate, and are therefore based on valuation measures, using estimated discounted cash flows where reliable market values are not available.

     For Abbey’s non-trading instruments the actual, average, highest and lowest exposures shown below are all calculated to a 95% level of confidence and are based upon one-day market movements for short-term market risks, and market movements of between one day and three months (as appropriate to the management of each portfolio) for structural market risk positions.

60	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Risk Management continued

	Exposure at 31 December		Exposure for the year ended 31 December
	Actual exposure		Average exposure		Highest exposure		Lowest exposure
	2004	2003	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m

Group non-trading instruments

Short-term market risk

Interest rate risks	0.6	1.0	0.6	1.4	1.6	2.7	0.0	0.5

Equity risks	0.0	0.2	0.1	0.3	0.2	0.6	0.0	0.0

Foreign exchange risks	0.1	0.1	0.1	0.1	0.2	0.2	0.1	0.1

Structural market risk

Interest rate risks	8.5	14.7	12.9	33.4	16.0	53.3	8.5	14.7

Equity risks	0.4	1.7	0.6	3.6	1.2	5.7	0.3	1.7

Foreign exchange risks	2.9	2.9	3.1	2.9	3.7	3.9	2.6	2.5

The above sensitivity exposures should not be aggregated, as no account has been taken of the correlation between risk classes.

The 2003 Structural market risk results have been restated to reflect enhanced risk measurement techniques used in the calculation of 2004 exposures.

Managing market risk in Banking and Savings Business

The primary risks within the Banking and Savings business are interest rate related. Abbey is able to mitigate the consequences of interest rate movements on net interest income from Banking and Savings by repricing separately the administered variable rate mortgages and variable rate retail deposits, subject to competitive pressures. The absolute levels of interest rate risk are managed via a portfolio of fixed interest rate instruments including interest rate swaps. However, to the extent that variable rate assets and liabilities are not precisely matched, the balance sheet is exposed to changes in the relationship between administered rates and market rates.

     In addition to administered variable rate products, Abbey also has a significant volume of fixed-rate and structured mortgage and savings products. The market risk exposures from these products are generally hedged with interest rate swaps which are transacted through Financial Markets. However, during the period of product launches the hedging of actual volume can only be estimated, so triggers on the maximum exposure are maintained during that period. The business also remains exposed to variances from the expected redemption level of fixed-rate and structured products by customers in advance of the contractual maturity, with measures and triggers in place to control the exposure.

Managing market risk in Financial Markets

The primary risk exposures for Financial Markets are interest rate, equity, credit spread and residual exposure to property indices. Equity risks are managed via equity stock, futures and structured equity derivatives. Credit-spread risks are managed via credit derivatives (credit default swaps, total return swaps). Property Index risk is managed via insurance contracts and property derivatives.

     Financial Markets operates within a market risk framework designed to ensure that it has the capability to manage risk in a well-controlled manner. A comprehensive set of policies, procedures and processes have been developed and implemented to identify, measure, report, monitor and control risk across Financial Markets.

     The standardised risk measure adopted is Value at Risk calculated at a 95% confidence level over a 1 day time horizon. On a daily basis, market risk factor sensitivities, Value at Risk measures and stress tests are produced, reported and monitored against limits for each major activity and at the aggregate Financial Markets level. These limits are used to align risk appetite with the business’s risk-taking activities and are reviewed on a regular basis. Early identification and measurement of risks are important elements of the risk management processes. Measurement of risks can involve the use of complex quantitative methods and mathematical principles to model and predict the changes in instruments and portfolio valuation. These methods are essential tools to understand the risk exposures.

Managing market risk in Investment and Protection

Abbey faces two main sources of market risk within the Personal Financial Services Life Companies:

     Firstly, there are exposures that arise directly from funds held for the account of Abbey in the shareholder funds of the Life Companies. Abbey directly bears these risks and they are consolidated with other corporate-wide market risk exposures.

     Secondly, there are indirect interest rate and equity risk exposures arising where there are insufficient surpluses in the policyholder funds to fully mitigate the market risks associated with the effects of adverse market movements on the funds. The sources of indirect market risks include Market Value Adjustment free guarantees and Guaranteed Annuity Option exposures where any shortfall on the with-profit business would be borne by Abbey. These exposures are risk managed using a combination of equity index options and forward starting interest rate swaps.

     Market risk affects solvency, embedded and realistic balance sheet valuations, and the risks under these different measures are managed simultaneously against their respective limits and controls. The Life Companies Market Risk Function ensures that all risk positions are understood by management and that key issues are escalated.

Managing market risk in Group Infrastructure

Risk exposure arises from the pool of interest earning assets funded by non-interest bearing liabilities, for example share capital, retained profit as well as from other capital issuance and investments in subsidiaries. Resulting exposures are managed by Financial Markets, operating within the same market risk framework approved by the Chief Executive Officer in the Market Risk Manual.

     Market risk exposures are managed using a combination of earnings volatility and Value at Risk measures. An appropriate set of limits are established and control processes are in place to ensure that risk management activities operate within the established framework.

Effect of repricing risks on Abbey

The interest rate repricing gap information is shown in the notes to the Consolidated Financial Statements.

Hedging activity

A significant part of Abbey’s exposures are hedged internally, offset against other categories of exposure in the balance sheet, or by using derivatives as part of an integrated approach to risk management. For further details on the use of derivatives, see the section ‘Derivatives’ below and notes to the consolidated financial statements.

     Any unhedged residual risks are retained in Abbey businesses and are monitored, reported and managed under the overall market risk framework.

Abbey Annual Report and Accounts 2004	61

Operating and Financial Review

Risk Management continued

Liquidity risk

Liquidity risk is the potential that, although remaining solvent, Abbey does not have sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost. Liquidity risk is a key risk faced by financial services organisations.

     The Board is responsible for the liquidity management and control framework at Abbey and has approved key liquidity limits in setting Abbey’s liquidity risk appetite. Along with its internal Liquidity Risk Manual, which sets out the liquidity risk control framework and policy, Abbey abides by the “Sound Practices for Managing Liquidity in Banking Organisations” set out by the Basel Committee as its standard for liquidity risk management and control.

Managing Liquidity risk in Abbey

Management of liquidity at Abbey, including the management of cash flows, raising funding, and managing liquid asset holdings, is the responsibility of the Executive Director, Finance and Markets. The active management of liquidity is undertaken by Financial Markets within the framework of the Liquidity Risk Manual. The Asset and Liability Management Committee and the Risk Committee monitor Abbey’s liquidity position on a monthly basis. The Board also receives a monthly update on key liquidity issues and Abbey’s liquidity position is reported to the Financial Services Authority on a monthly basis.

     Abbey views the essential elements of liquidity management as controlling potential cash outflows, maintaining prudent levels of highly liquid assets and ensuring that access to funding is available from a diversity of sources. A comprehensive management and monitoring process, and a series of liquidity limits within which liquidity is managed, underpin these elements. For example, as excessive concentration in either liquid assets or contractual liabilities contributes to potential liquidity risk, appropriate limits have been defined under the Liquidity Risk Appetite. Management also monitors Abbey’s compliance with the Sterling Stock Liquidity limits set by the Financial Services Authority, which focus on ensuring that sterling cash liabilities due five days in advance can be met by realising liquid assets, with any excesses being reported to the Risk Committee and the Board. In addition to such limits, liquidity ratios also have trigger-review levels that require the Treasurer, Head of Asset and Liability Management, and Chief Risk Officer to initiate appropriate reviews of current exposure when such levels are exceeded.

     The Liquidity Risk Manual has been designed to reduce the likelihood and impact of either firm specific or system-wide liquidity problems. Abbey intends to maintain sufficient liquid assets and marketable assets to meet the expected cash flow requirements of all its businesses, to ensure customer and counterparty confidence, and to be in a position to withstand liquidity pressures resulting from unexpected or exceptional circumstances.

     While Abbey’s liquidity risk is consolidated and primarily controlled at the Abbey company level, liquidity risk is also measured, monitored and controlled within the specific business area or the subsidiary where it arises. Management recognises that while the liquidity approach developed pursuant to the Liquidity Risk Manual is designed to reduce the likelihood of significant liquidity issues arising, the possibility of such events cannot be eliminated. Consequently, Abbey also operates a Liquidity Contingency Plan to manage and co-ordinate any actions that are required in order to mitigate the effects of a liquidity shortfall. The Liquidity Contingency Plan defines the circumstances under which the plan is activated, the management framework and notification procedures, and the key roles and responsibilities during the operation of the plan.

     The Liquidity Contingency Plan becomes operational when the demand for cash, whether from demands for repayment, from wholesale funding or from retail deposits, exceeds the limits for liquidity management defined under the Liquidity Risk Appetite. The circumstances that cause this to happen will tend to be sudden, unexpected events that trigger demands for cash that cannot be managed within the procedures, limits and controls defined in the Liquidity Risk Manual.

     To be effective, the management of liquidity in a crisis must be timely, proactive and flexible enough to respond to a variety of different circumstances. The management structure for the Liquidity Contingency Plan, which is structured around a small team of individuals with the authority to agree, co-ordinate and implement actions that will control a volatile, dynamic situation, has two key elements:

>	the Treasurer, Head of Asset and Liability Management, is responsible for the rapid assessment of the implications of a sudden, unexpected event on the day-to-day liquidity of Abbey, and for the decision to activate the Liquidity Contingency Plan; and

>	the liquidity crisis management team, under the chairmanship of the Treasurer, Head of Asset and Liability Management, is the decision-making authority in the event of a liquidity crisis, and is responsible for implementing the Liquidity Contingency Plan.

The Liquidity Contingency Plan defines a framework for the decision-making process under exceptional circumstances, and it details the tools available to mitigate any such event. These tools include procedures for realising marketable assets, for entering into repo transactions with central banks, and for securing retail deposits and managing wholesale funds. Even though the Liquidity Contingency Plan focuses predominantly on realising marketable assets to meet liabilities, in certain situations additional funding – as well as certificates of deposit, commercial paper and medium term funding – may be sought, depending on the nature of the crisis. The Liquidity Contingency Plan is reviewed and revised on at least an annual basis.

     Potentially, if Abbey’s usual funding sources become unavailable for an extended period of time, the issuance of a retail savings bond may also be considered.

Liquidity risk measurement

Abbey uses net cash flows as a key measure of liquidity risk as they take into account contracted liabilities and contracted assets that have a defined maturity date. Such current cash outflows as well as expected future cash outflows measured over key benchmark time periods and unexpected cash outflows arising from unexpected but plausible events, such as the withdrawal of a percentage of retail deposits at any point in time and the limited ability to renew wholesale deposits, are met through new borrowing, additional sales in the repo market and additional asset sales.

     Liquid assets are normally measured at current market values, discounted to reflect transaction costs. Liquid assets may take time to liquidate, due to marketability issues and large position sizes, and may decrease in market value in times of adverse market movement. This expected liquidation time is measured over key benchmark time periods under prudent assumptions in relation to market conditions. The risk related to uncertain assumptions about the behavioural characteristics of assets and liabilities is also considered when measuring liquidity risk.

     The ratio of discounted liquid assets that will be available to meet the cumulative liabilities falling due at key benchmark time periods is the principal liquidity measure. The liquidity ratio is subject to periodic stress testing based upon a range of assumptions.

Securitisation of Abbey assets

Abbey, through various special purpose vehicles, provide a wide range of securitised mortgage products to a diverse investor base. There is little liquidity risk related to asset securitisations as the repayment of the securitised notes issued is financed by the expected maturity or repayment of the underlying securitised asset which is recognised in the Liquidity Risk Manual. Abbey does not expect securitisations to represent a greater proportion of its overall funding in the future than at present. However, in times of significant market disruption, residential mortgage backed securitisation, which typically remains a very liquid and deep market, might be accessed, and in such circumstances could provide a higher proportion of funding than is presently expected.

62	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Risk Management continued

Investment and Protection

Insurance risk relates to the inherent uncertainty as to the occurrence, amount and timing of insurance liabilities arising from death, continuity of life, disablement or sickness or when the customer terminates his contract early. The exposure to insurance risk arises in the Life assurance companies.

     The Appointed Actuary (UK) was responsible throughout 2004 for the independent review of the management of insurance risk.

     During 2004, the Appointed Actuary (UK) chaired the Insurance Risk Committee which based on the principle established under the insurance risk policy provided the control framework within which insurance risk was managed. The Appointed Actuary role was discontinued from the end of 2004 with management of insurance risk now falling under the responsibility of the With-Profit Actuary in respect of with-profit business and the Head of Actuarial Function for all other business.

     The essential elements of insurance risk management and mitigation include underwriting (from the policy proposal document through to assessment of individual claims), pricing (taking into account the level of underwriting, market experience, external studies and reassurance data), reinsurance (for assistance in pricing of some risks and for spreading of risks) and reserving (holding sufficient funds to meet expected claims).

Operational risk

Managing operational risk in Abbey

Operational risk is the risk of loss to Abbey, resulting from inadequate or failed internal processes, people and systems, or from external events. Risks are categorised by type, such as fraud, process failure, inadequate Human Resource management and damage to assets. They are assessed, not only in terms of their financial impact, but also in terms of their effect on business objectives, regulatory responsibilities and Abbey’s reputation.

     Abbey operates a ‘hub and spokes’ model for the implementation of an operational risk management programme. An independent operational risk ‘hub’ function has responsibility for establishing the framework within which risk is managed and working with the business aligned ‘spoke’ groups to ensure its consistent implementation across Abbey. The framework incorporates industry practice and regulatory requirements, particularly those emanating from the Basel Committee, European Union Directives and the Financial Services Authority. The primary purpose of the framework, which is approved by the Risk Committee, is to define and articulate Abbey-wide policy, processes, roles and responsibilities.

     The management of operational risk is the responsibility of business managers, who identify assess and monitor risks, in line with the processes described in the framework. The operational risk function ensures that all key risks are regularly reported to the Risk Committee and Board.

     In line with Financial Services Authority’s guidance and industry practice, the company has crisis management and disaster recovery arrangements to ensure that critical business processes are maintained in the event of an unforeseen interruption. Insurance policies are also purchased to provide cover for a range of potential operational risk losses. The implementation of a board-approved environmental policy is managed as part of the operational risk framework.

Risk Management in Portfolio Business Unit

The Portfolio Business Unit consists of businesses being managed for exit. The majority of the risk management processes within these businesses follow the same management, measurement and control guidelines as those in Personal Financial Services, except for credit risk in Motor Finance and Litigation Funding businesses and residual value risk, which arises solely in Portfolio Business Unit.

Credit risk

Managing credit risk in Wholesale Banking

The management of credit risk in the Portfolio Business Unit follows the same management, measurement and control guidelines as that in Financial Markets, except that risk appetite is defined by the reducing portfolio size, and also that Credit personnel for the Portfolio Business Unit form an integral part of the Wholesale Credit Risk function. Regular reviews of credit exposures and counterparties continue to be undertaken and Credit Risk provides advice to the respective business units in the sales process.

Managing credit risk in Motor Finance and Litigation Funding

Motor Finance provided funds via motor dealers acting as introducers to individuals and businesses. A large majority of such arrangements are secured on the vehicles involved. In the course of these operations, advances were also provided to participating dealers. No new business has been accepted in 2004 the emphasis being on managing the repayment of extant loans. This is reflected in the Credit Risk management policies and techniques employed.

     Litigation Funding plc provided loans via claims management companies and solicitors acting as introducers to individual claimants for the purchase of “after the event” insurance cover. Such cover provides the claimant with insurance against the costs of unsuccessful litigation. The repayment of such loans is made by the claimants, either from damages and costs recovery, or from the insurance policy. Other than fulfilling contractual requirements no new business has been accepted during 2004 the emphasis being on the managing the repayment of extant loans. This is reflected in the Credit Risk management policies and techniques employed.

Market risk

Managing market risk in European operations

The French subsidiary prior to its sale during 2004 was exposed to market risks arising from banking and savings activity. These risks were monitored in a manner consistent with the Personal Financial Services Banking and Savings exposures. The French subsidiary also had interest-earning assets funded by non-interest bearing liabilities, similar to the same risk in Group Infrastructure and interest rate risk exposure arising from the litigation funding vehicle. These risks were measured, reviewed and reported by the Personal Financial Services Banking and Savings market risk function.

Managing market risk in Investment and Protection

There is one Life company in the Portfolio Business Unit, Scottish Mutual International. Abbey’s market risk exposures in Portfolio Business Unit-Life are similar to those in Personal Financial Services-Life. All Portfolio Business Unit-Life market risk exposures are measured, managed and reported in a manner consistent with the Personal Financial Services-Life exposures and by the Life companies’ market risk function.

Managing market risk in Wholesale Banking

The majority of Financial Markets Portfolio Business Unit positions were investment assets (bonds, leases and structured loans) fully cash flow matched with interest rate swaps and hedged to minimise interest rate risk exposure. The remaining portfolios are now being managed for exit, and market risk management remains a key consideration in this process. Risk measurement, monitoring and control continue to be applied, with oversight by the market risk function.

Insurance risk

Managing insurance risk

The Appointed Actuary (International) has responsibility for managing the pricing and reserving of insurance risk within the Portfolio Business Unit Life company. A process similar to that employed in the Personal Financial Services companies is used in the Portfolio Business Unit company.

Abbey Annual Report and Accounts 2004	63

Operating and Financial Review

Risk Management continued

Operational risk

A process similar to that employed in Personal Financial Services is used in the Portfolio Business Unit.

Residual value risk

Residual value risk occurs when the value of a physical asset at the end of certain contracts (e.g. operating leases) potentially may be worth less than that required to achieve the anticipated return from the transaction.

Managing residual value risk in Wholesale Banking business

Residual value risk exposure in Wholesale Banking relates principally to trains and other rail assets managed by Porterbrook Leasing Company Limited (“Porterbrook”), as well as aircraft managed by IEM Airfinance BV (“IEM”). Periodic revaluations and/or impairment reviews are undertaken.

     Tools such as first loss and residual value guarantees where appropriate (aircraft), and appropriate return conditions are employed by Abbey to mitigate the associated risks. The residual value risk management framework includes business area mandates, asset specific policies and delegated authorities agreed by Risk Committee and business area risk oversight fora (e.g. Financial Markets) as appropriate.

Managing residual value risk in Motor Finance and Litigation Funding businesses

Within Motor Finance, exposure arises within portfolios of contract purchase agreements relating to motor vehicles. Revaluations of motor vehicles are undertaken at least annually.

Derivatives

Derivative financial instruments (“derivatives”) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement.

     They include interest rate, cross currency and equity related swaps, forward rate agreements, futures, caps, floors, options and swaptions (see table below). Derivatives are used for trading and non-trading purposes. These terms are defined in (“Accounting policies: Derivatives”).

Non-trading derivatives

The main non-trading derivatives are interest rate and cross currency swaps, which are used to hedge Abbey’s exposures to interest rates and exchange rates inherent in non-trading assets, liabilities and positions, including fixed-rate lending and structured savings products within the Banking and Savings segment and medium-term note issues, capital issues and fixed-rate asset purchases within Financial Markets.

     Derivative products that are combinations of more basic derivatives (such as swaps with embedded option features), or that have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.

     Derivatives used for non-trading activities were accounted for on an accruals basis consistent with the assets, liabilities or positions being hedged.

     The following table summarises activities undertaken by Abbey, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management. Further information is contained in Note 51 of the Consolidated Financial Statements.

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.

Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps. Foreign currency funding.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default and total return swaps.

Investment in, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions (1) and other matched options.

Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1)	A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.

Exchange-traded derivatives may additionally be used as hedges in any of the above activities in lieu of interest rate swaps.

64	Abbey Annual Report and Accounts 2004

Operating and Financial Review

Risk Management continued

Credit Derivatives

The following table presents the notional amounts of credit derivatives protection bought and sold at 31 December 2004.

	Protection
	Purchased	Sold
	£m	£m

Notional amounts:

Portfolio Business Unit protection	15	–

Trading activity(1)	9,409	6,393

Total	9,424	6,393

(1)	This includes £562m (notional) of portfolio credit derivatives.

The use of derivatives to manage exposures does not reduce the reported levels of assets on the balance sheet or the level of off-balance sheet commitments.

Portfolio Business Unit protection activity

Within the Portfolio Business Unit, credit derivatives have been used as hedging instruments for assets held on the balance sheet. Purchased protection at 31 December 2004 within the Portfolio Business Unit totalled £15m. These transactions are accrual accounted.

Trading activity

The business trades in single-name credit derivatives and also a limited number of portfolio credit derivative transactions. The credit derivatives’ trading function operates within the same framework as other trading functions. Risk limits are established and closely monitored.

     At 31 December 2004, the total notional amounts of protection purchased and sold by the trading business were £9.4bn and £6.4bn, respectively. The mismatch between notional amounts is largely attributable to Abbey using credit derivative transactions hedged with securities positions. The majority of positions are matched. Consequently the amount of retained credit risk contributed by the credit derivatives trading activity is small in the context of Abbey’s overall credit exposures.

Abbey Annual Report and Accounts 2004	65

Report of the Directors

Directors

Board of Directors

As at 31 December 2004

Chairman
Lord Burns

Lord Burns (age 60) was appointed Joint Deputy Chairman on 1 December 2001 and Chairman on 1 February 2002. He is also Chairman of Glas Cymru Ltd (Welsh Water) and a Non-Executive Director of Pearson Group plc and British Land plc. His current professional roles include President of the Society of Business Economists, Fellow of the London Business School, Companion of the Institute of Management, Governor of the National Institute of Economic and Social Research and Vice President of the Royal Economic Society.

     He was formerly Permanent Secretary to the Treasury and chaired the Parliamentary Financial Services and Markets Bill Joint Committee. Until October 2001, he was a Non-Executive Director of Legal & General Group plc and was Chairman of the National Lottery Commission (2000-2001).

Executive directors

Francisco Gómez-Roldán
Chief Executive Officer

Francisco Gómez-Roldán (age 51) was appointed Chief Executive Officer on 15 November 2004. He joined Abbey from Banco Santander Central Hispano, S.A., where he was the Chief Financial Officer for the Group, a position that he held since March 2002. Prior to this he joined Banesto, a banking subsidiary of Banco Santander Central Hispano, S.A., in 2000 to become Chief Executive and Executive Director.

     In 1992, he became Finance Director of the newly formed Grupo Argentaria, which aggregated a number of leading public sector banks and joined the Group’s board as an Executive Director in 1996.

     With degrees in aeronautical engineering and economics, he joined Banco Vizcaya in 1978. In 1984 he became Director General of Banca Catalana after its acquisition by Vizcaya and following the merger of Banco Vizcaya and Banco Bilbao in 1988 to form BBV, he played a key role in creating and developing the investment fund and pensions industry in Spain.

     He is currently a director of the Spain Fund, Bolsas y Mercados Españoles S.A. and AC Hoteles.

Tony Wyatt
Executive Director, Manufacturing

Tony Wyatt (age 55) was appointed Executive Director, Customer Operations on 1 September 2003, having previously held positions with Novartas, New Power, AT&T, Guardian Royal Exchange and Midland Bank, including roles as Managing Director of Operations and Technology, Director of Group Development, and Banking Systems Director.

Priscilla Vacassin
Executive Director, Human Resources

Priscilla Vacassin (age 47) was appointed Executive Director, Human Resources on 1 June 2003. She was previously Group Human Resources Director at BAA plc, before which she was Director of Organisational Management and Development at the same company. She also spent 10 years with the Kingfisher Group (1988 to 1998), before which she worked for United Biscuits.

Mark Pain (resigned on 28 January 2005)
Executive Director, Customer Sales

Mark Pain (age 43) was appointed Finance Director on 1 January 1998, Managing Director of Wholesale Banking in November 2001 and Executive Director, Customer Sales in 2003. He joined Abbey in 1989, having previously held positions with Touche Ross & Co and TSB Group. His previous appointments at Abbey include Manager of Strategic Planning, Manager of European Operations, Regional Director of Retail, and Group Financial Controller.

Angus Porter
Executive Director, Customer Propositions (resigned on 25 February 2005)

Angus Porter (age 47) was appointed as Executive Director, Customer Propositions on 1 July 2003. He was formerly Managing Director for the Consumer Division of BT plc. Before BT, he spent 14 years at Mars Confectionery in a variety of research and development, sales and marketing roles, including four years as Marketing Director. He is also currently a Non-Executive Director of MyTravel plc.

Non-Executive Directors

Juan Rodríguez Inciarte
Deputy Chairman

Juan Inciarte (age 52) joined Banco Santander Central Hispano, S.A. in 1985. After holding different positions of responsibility, he was appointed to the Board of Directors in 1991, holding this office until 1999. He is currently Deputy Chairman of Santander Consumer Finance S.A. and Executive Vice President of Banco Santander Central Hispano, S.A. In addition, he is a director of Compañía Española de Petróleos, Finanzauto S.A., Banco Banif S.A., Vista Capital de Espansion S.A. and Euroresidencias Gestión.

     For several years he has served on the Board of Directors of First Union Corporation (presently Wachovia) in the US and the Board of Directors and Executive Committee of San Paolo – IMI in Italy.

     He is a member of the US-Spain Council and Fellow of The Chartered Institute of Bankers in Scotland.

Keith Woodley
Senior Independent Non-Executive Director

Keith Woodley (age 65) was appointed Non-Executive Director on 5 August 1996. He was made Deputy Chairman and Senior Independent Non-Executive Director in April 1999. He is a former Non-Executive Director of National and Provincial Building Society and a former partner of Deloitte Haskins & Sells. A past President of the Institute of Chartered Accountants in England and Wales, he is currently Complaints Commissioner for the London Stock Exchange and a Council Member and Treasurer of the University of Bath.

Jóse María Fuster

José María Fuster (age 46) was appointed Non-Executive Director on 1 December 2004. He is currently Executive Vice-President of Operations and Technology of Banesto and Chief Information Officer (“CIO”) of Grupo Santander. He joined Banco Español de Crédito in 1998 and was appointed as CIO of Grupo Santander in 2003. He is a director of ISBAN UK Limited. He started his professional career in IBM and Arthur Andersen as a consultant. In the financial services sector, he has worked at CitiBank and Natwest Bank.

José María Carballo

José María Carballo (age 60) was appointed Non-Executive Director on 1 December 2004. He is currently Chairman of La Unión Resinera Española, Chairman of Vista Desarrollo, Director of Star Capital Partners Ltd. (U.K.), Director of SCH Activos Inmobiliarios, Director of Teleférico del Pico de Teide. He is also Vice President and Honorary Treasurer of the Iberoamerican Benevolent Society (U.K.).

     Previously, he was Executive Vice President of Banco Santander Central Hispano S.A. from 1989 to 2001 and CEO of Banco Santander de Negocios from 1989 to 1993. Until 1989 he was Executive Vice President responsible for Europe at Banco Bilbao Vizcaya. He was also Executive Vice President of Banco de Bilbao in New York until 1983.

António Horta-Osório

António Horta-Osório (age 40) was appointed Non-Executive Director on 1 December 2004. He is currently Executive Vice President of Grupo Santander and member of its Management Committee as well as Chief Executive Officer (“CEO”) of Banco Santander Totta in Portugal. He was previously CEO of Banco Santander Brasil. António Horta-Osório started his career at Citibank Portugal, where he was Head of Capital Markets and at the same time was an assistant professor at the Universidade Católica Portuguesa. He then worked for Goldman Sachs in New York and London, focusing on Corporate Finance Activities in Portugal and, in 1993, he joined Grupo Santander as CEO of Banco Santander de Negócios Portugal.

66	Abbey Annual Report and Accounts 2004

Report of the Directors

Directors continued

New Appointments post 31 December 2004

Executive Directors

Graeme Hardie

Graeme Hardie (age 43) was appointed Executive Director, Sales and Marketing on 22 February 2005.

     He was Managing Director of NatWest Retail Banking from January 2002 to December 2004, with responsibility for all aspects of management of the Retail Branch Network.

     Prior to this, in March 2000, following the takeover of NatWest by the Royal Bank of Scotland Group, he was appointed Director, NatWest Retail Change Planning.

     Before joining NatWest, he was Head of Retail Network Services for Royal Bank of Scotland (RBSG). Appointed in February 1997, he was responsible for sales and service, processes, training and development programmes, incentive and management information design.

     He joined Royal Bank of Scotland in 1978, initially in a variety of sales, marketing and business development roles.

Nathan Bostock

Nathan Bostock (age 44) was appointed Executive Director, Finance and Markets on 22 February 2005. This follows his appointment to Abbey’s Executive Committee in November 2004. His responsibilities include finance, treasury, Abbey Financial Markets and the Portfolio Business Unit.

     Nathan joined Abbey in November 2001 as Chief Operating Officer, Abbey National Treasury Services plc, with responsibility for finance, market risk and operations. Prior to joining Abbey, Nathan spent nine years (1992 – 2001) with The Royal Bank of Scotland Group (“RBS”) where his roles included Director, Group Risk Management and Chief Operating Officer, Treasury and Capital Markets. Prior to joining RBS, Nathan was Head of Risk Analysis and Finance, Treasury and Interest Rate Derivatives (Europe) for Chase Manhattan Bank (1988 to 1992). He joined Chase Manhattan Bank in 1986 having previously worked for Coopers and Lybrand.

Non-Executive Directors

Andrew Longhurst

Andrew Longhurst (age 65) was appointed Non-Executive Director on 28 January 2005.

     He was Chief Executive of the Cheltenham & Gloucester building society (1982 to 1995) during the time that it converted to a public limited company and was sold to Lloyds Bank in 1995. He joined the main board of Lloyds and later of LloydsTSB. He oversaw the extension of Cheltenham & Gloucester’s mortgage operation into Lloyds and TSB branches, and became Chairman of Cheltenham & Gloucester (1997-98).

     In 1998, Andrew retired from full time executive employment and joined the boards of the United Assurance Group, Thames Water (1998-2000) and Hermes Focus Asset Management (1998-present). He was appointed Deputy Chairman of The Royal London Insurance Society Ltd following its acquisition of United Assurance (2000-02).

     He has also served as Chairman of the Council of Mortgage Lenders (1994) and was a member of the DTI’s taskforce on deregulation of financial services (1993).

Auditors

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Registered Office and Principal Office
Abbey National House
2 Triton Square
Regent’s Place
London
NW1 3AN

Abbey National plc (“Abbey”) is registered in England and Wales No 2294747.

Abbey Annual Report and Accounts 2004	67

Report of the Directors

Directors’ Report

The directors have pleasure in presenting their report for Abbey National plc (“Abbey”) for the year ended 31 December 2004.

Corporate Structure

On 12 November 2004, a Scheme of Arrangement, which had been approved by the High Court of England and Wales and by the shareholders of Abbey and Banco Santander Central Hispano, S.A. became effective, whereby Abbey became a wholly owned subsidiary of Banco Santander Central Hispano, S.A. and the ordinary shares of Abbey ceased to be traded on the London Stock Exchange. Shareholders in the UK were awarded one new Banco Santander Central Hispano, S.A. share for each share which they held in Abbey and holders of American Depository Shares in the US were awarded two new Banco Santander Central Hispano, S.A. American Depository Shares for each Abbey American Depository Share.

     Banco Santander Central Hispano, S.A. is incorporated in Spain and has its registered office at Paseo de Pereda 9-12, Santander, Spain. Note 23 to the Financial Statements provides a list of the principal subsidiaries of Abbey and the nature of each company’s business as well as details of overseas branches.

     Abbey is subject to rules of the UK Listing Authority because it has preference shares listed on the London Stock Exchange. As it does not have listed ordinary shares, Abbey is exempt from the requirement to make certain disclosures which are normally part of the continuing obligations of listed companies in the UK. This exemption applies, among other things, to corporate governance and directors’ remuneration disclosures.

Principal activities and Business Review

The principal activity of Abbey and its subsidiaries continues to be the provision of an extensive range of personal financial services. Abbey is authorised and regulated by the Financial Services Authority. The Operating and Financial Review for the year, including a review of non-banking activities, is set out on pages 6 to 56 of this document. Details of important events which have occurred since the end of the financial year and prospects for 2005 are included in the Business Overview and the Operating and Financial Review sections.

Results and dividends

The profit on ordinary activities before tax for the year ended 31 December 2004 was £273m (2003: loss £686m).

     An interim net dividend of 8.33 pence per ordinary share was paid on 6 October 2004 (2003: 8.33 pence per ordinary share). In addition, a special dividend of 25 pence per ordinary share together with 6 pence for dividend differential was paid on 14 December 2004. No final dividend is proposed.

Directors

The members of the Board at 31 December 2004 are named on pages 66 to 67 together with appointments made following the year end. Where a Director was appointed during the year, the date of appointment is shown. All other Directors served throughout the year. As at 31 December 2004, the Board comprised a Chairman, five Executive Directors, including the Chief Executive, and five Non-Executive Directors. As at the date of publication of this report, there is now a Chairman, five Executive Directors, including the Chief Executive, and six Non-Executive Directors. The roles of Chairman and Chief Executive are separated and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of Board strategy and policy.

     The Board maintains three standing committees, all of which operate within written terms of reference. They are the Audit and Risk Committee, the Remuneration Committee and the Policyholder Review Committee.

     There have been some additional changes since 31 December 2004. Mark Pain, Executive Director, Customer Sales resigned from the Board with effect from 28 January 2005 and Angus Porter, Executive Director, Customer Propositions resigned on 25 February 2005 from the Board, but will stay with Abbey in a management capacity until 24 March 2005.

     Graeme Hardie was appointed to the Board on 22 February 2005 to take up the post of Executive Director, Sales and Marketing, combining the previous roles of Mark Pain and Angus Porter. Nathan Bostock was also appointed to the Board as Executive Director, Finance and Markets, on 22 February 2005.

     Andrew Longhurst was appointed to the Board as a Non-Executive Director on 28 January 2005. Details of all three new appointments are included on page 67.

     During 2004, the following directors resigned:

Director	Title	Date of resignation

Luqman Arnold	Chief Executive Officer	15 November 2004

Stephen Hester	Chief Operating Officer	12 November 2004

Yasmin Jetha	Director	30 November 2004

Leon Allen	Non-Executive Director	1 December 2004

Geoffrey Cooper	Non-Executive Director	1 December 2004

Richard Hayden	Non-Executive Director	1 December 2004

Gerard Murphy	Non-Executive Director	1 December 2004

Vittorio Radice	Non-Executive Director	1 December 2004

Charles Shuttleworth	Non-Executive Director	1 December 2004

Non-Executive Directors are appointed for a three year term after which their appointment may be extended upon mutual agreement. In accordance with the Company’s Articles of Association, one-third of the Board are required to retire by rotation each year and over a three year period all Directors must have retired from the Board and faced reelection. The Company’s Articles of Association also require that a Director must retire at the first Annual General Meeting after their 70th birthday.

     Francisco Gómez-Roldán, Juan Rodríguez Inciarte, Jóse María Fuster, Jóse María Carballo, António Horta-Osório, Andrew Longhurst, Graeme Hardie and Nathan Bostock, having been appointed to the Board since the last Annual General Meeting, will retire and, being eligible, may offer themselves for election at the forthcoming Annual General Meeting. Keith Woodley, Lord Burns and Priscilla Vacassin will retire by rotation at the forthcoming Annual General Meeting and, all being eligible, may offer themselves for re-election.

     As described above, there were a number of changes to the Board of Directors, following the acquisition of Abbey by Banco Santander Central Hispano, S.A. All the new directors were selected for the wide knowledge and experience they have of the personal financial services market. In addition, as they all have an existing relationship with Banco Santander Central Hispano, S.A. they are therefore able to bring to Abbey their understanding of Banco Santander Central Hispano, S.A.’s successful business model.

Compensation for loss of office

When they were appointed, Priscilla Vacassin, Angus Porter and Tony Wyatt were granted contracts which initially entitled them to 24 months notice of termination of their employment. The notice required reduces by one month for each month of service to 12 months notice after 12 months; this is now the applicable notice period. Abbey may pay an Executive Director instead of allowing them to work their notice period. Graeme Hardie will have a similar provision in his contract.

     Mark Pain and Yasmin Jetha had contracts that entitled them to additional payments if they were made redundant. They have now left Abbey and the figures for the compensation paid in respect of 2004 are included in the table of directors’ remuneration below.

68	Abbey Annual Report and Accounts 2004

Report of the Directors

Directors’ Report continued

Directors’ remuneration

The aggregate remuneration received by the Directors of Abbey in 2004 was:

2004
£

Salaries and fees	5,002,612

Performance-related payments	2,396,168

Other taxable benefits	23,068

Total remuneration excluding pension contributions	7,421,848

Pension contributions	424,747

Compensation for loss of office	450,842

These totals exclude emoluments received by Directors in respect of their primary duties as Directors or officers of Banco Santander Central Hispano, S.A. No apportionment of this remuneration has been made. Compensation in cash for loss of office was paid to one Director due to their redundancy in 2004.

Remuneration of Highest Paid Director

In 2004, the remuneration, excluding pension contributions, of the highest paid Director was £1,375,418 (2003: £1,688,000) of which £550,167 (2003: £1,013,000) was performance related. Share options were received by the highest paid Director and shares were received under a Long Term Incentive Plan during the year. There was no accrued pension benefit for the highest paid Director (2003: £nil).

Retirement Benefits

We provide defined-benefit pension plans to certain of our employees. See note 53 to the Financial Statements for a description of the plans and the related costs and obligations.

Share options

During the year, prior to the acquisition of Abbey by Banco Santander Central Hispano, S.A. seven of the Directors exercised share options and received shares under long-term incentive schemes. These options and shares were in respect of Abbey ordinary shares. Option holders were invited either to exercise, cash cancel or transfer their Abbey options into an option over Banco Santander Central Hispano, S.A. shares. Where the option price was higher than the purchase price per share of £6.22, these options effectively lapsed. As of 12 November 2004 when the acquisition of Abbey by Banco Santander Central Hispano, S.A. was completed, no further options over Abbey ordinary shares remain. Currently, no new schemes with respect to shares in Abbey are planned.

Non-Executive Directors

Fees were paid to Non-Executive Directors in 2004 totalling £579,410 (2003: £402,232).

Directors’ interests

In 2004, loans were made by Abbey to Directors, Executive Officers and connected persons and, of these loans, principal amounts of £240,000 were outstanding at 31 December 2004. See Note 54 and 56 to the Consolidated Financial Statements included elsewhere in this Annual Report for disclosures of deposits and investments made and insurance policies entered into by the Directors, Executive Officers and connected persons with Abbey at 31 December 2004.

     In 2004, there were no other transactions, arrangements or agreements with Abbey or its subsidiaries in which Directors or Executive Officers or persons connected with them had a material interest, other than options to subscribe for ordinary shares under the share options schemes. No director had a material interest in any contract of significance other than a service contract with Abbey, or any of its subsidiaries, at any time during the year.

     Abbey seeks exemption under The Companies (Disclosure of Directors’ Interests) (Exceptions) Regulations 1985 (SI 802), not to disclose the Directors’ interests in the shares of Banco Santander Central Hispano, S.A., a company incorporated in Spain and the ultimate parent undertaking of Abbey.

Employee share ownership

During 2004, eligible employees were able to become financial stakeholders in Abbey by taking part in the Abbey Sharesave scheme or Partnership Shares scheme that gave staff the opportunity to save money from their pre-tax salary. Through these schemes, and others we have offered over the years, a number of our employees own shares in Abbey. At the time of the acquisition by Banco Santander Central Hispano, S.A., employees were given the option of exercising, cash cancelling or transferring their interest to Banco Santander Central Hispano, S.A. shares and taking a cash alternative. Those who have chosen to transfer their interest in the Sharesave Scheme can exercise the option on maturity or in certain circumstances when they leave Abbey. In recognition of the Banco Santander Central Hispano, S.A. acquisition, all employees were given 100 free shares on 15 February 2005, which will be held in trust for a minimum of three years. Currently, no new all-employee schemes are planned to be launched.

Pension funds

The assets of the main pension schemes are held separately from those of Abbey and are under the control of the Trustees of each scheme. The four Abbey pension schemes have a common corporate trustee which, at 31 December 2004, had nine Directors, comprising six Company appointed Directors (three of whom are Directors of Abbey) together with three member-nominated Directors.

     The National and Provincial Pension Fund has a different corporate trustee, the Board of which at 31 December 2004 comprised three Company appointed Directors, two of whom are Directors of Abbey, and three member-elected Directors.

     At 31 December 2004, the Scottish Mutual Assurance plc Staff Pension Scheme had six trustees, of whom four are selected by Scottish Mutual Assurance plc (two of whom are members) and two member-elected trustees. In the case of the Scottish Provident Institution Staff Pension Fund, at 31 December 2004 there were eight trustees, of whom five (at least one of whom is a member) are selected by Scottish Provident Limited, as principal employer of the Fund: the remaining three trustees are elected by the active members from their number.

     Asset management of the schemes is delegated to a number of fund managers and the trustees receive independent professional advice on the performance of the managers. Asset management of the Scottish Mutual Assurance Staff Pension Scheme is through a Trustee Investment Account invested in a range of pooled funds operated by Scottish Mutual Assurance. Assets (other than petty cash) of the Scottish Provident Institution Staff Pension Fund are invested in a Managed Fund policy held with Scottish Provident Limited.

     Legal advice to the trustees of the various schemes is provided by external firms of solicitors. The audits of the pension schemes are separate from that of Abbey. The audits of the Abbey pension schemes and the National and Provincial Pension Fund are undertaken by Grant Thornton UK LLP. The audits of the Scottish Mutual Assurance Staff Pension Scheme and SPI Staff Pension Fund are undertaken by KPMG Audit Plc.

Market value of land and buildings

On the basis of a periodic review process, the estimated aggregate market value of the company and its subsidiaries’ land and buildings was below the fixed asset net book value of £32m, as disclosed in note 26 to the Financial Statements, by approximately £13m. It is considered that, except where specific provisions have been made, the land and buildings have a value in use to the Abbey Group of companies which exceeds the estimated market value, and the net book value is not impaired.

Abbey Annual Report and Accounts 2004	69

Report of the Directors

Directors’ Report continued

Corporate social responsibility

Abbey is committed to being a responsible corporate citizen and to treating all those who come into contact with it in a fair and ethical manner. Abbey recognises the need to structure our approach to corporate social responsibility and to report regularly on progress. Abbey does so through its annual corporate social responsibility report (CSR Report), which is approved by the Board and includes information about Abbey’s ethical principles, corporate governance, treatment of employees, community involvement and its environmental policy and performance. Abbey’s previous corporate social responsibility reports can be found on the website www.aboutabbey.com>corporatesocialresponsibility and hard copies can be obtained by writing to the corporate social responsibility Manager at the registered office address shown on page 127 of this Annual Report. Going forward Abbey will be working with Banco Santander Central Hispano, S.A. to align its corporate social responsibility management and reporting.

Management of Corporate Social Responsibility

The Executive Director, Human Resources has responsibility for corporate social responsibility at board level. Abbey’s corporate social responsibility management framework follows the guidelines recommended by Business in the Community and is governed across the four corporate social responsibility areas of Workplace, Marketplace, Environment and Community.

     Abbey aims to comply with industry standards including the Association of British Insurers disclosure guidelines on social responsibility, the Department of Trade and Industry Company Law Review and the Accounting for People Report recommendations.

     Abbey is a member of the FORGE Group, a government-supported consortium of major financial services companies that, in 2002, formalised a structured approach for the management and reporting of corporate social responsibility issues for the financial sector.

Workplace

Abbey regards all employees as partners in the business. Abbey recognises, respects and values individual differences, and acknowledges the distinctive contribution that each person makes to the success of the business. Abbey aims to be the financial services employer of choice in the UK. Abbey’s policy “Valuing people as Individuals” underpins these goals and this document can be found via the website at www.aboutabbey.com>General Information>Our Policies>valuing people as individuals.

     The total number of employees was 24,361 at December 31 2004, 27,726 at December 31 2003 and 32,364 at December 31 2002.

Further details are given in the table below :

Employees

	At 31	At 31
	December	December
	2004	2003

Total employees*	24,361	27,726

Total female employees	15,623	18,402

Total male employees	8,738	9,324

Total full-time employees	20,599	21,116

Total part-time employees	3,762	6,610

Total ethnic minority employees	1,655	1,936

Employees aged 50 and under	22,195	25,157

Employees aged over 50	2,166	2,569

Employee turnover (%)	22	14.7

Average days absent per employee	8	10

Total number of staff grievances (at final stage)	7	9

Total employee satisfaction (%) (with everything measured by the employee opinion survey)	56	58

Training

Total number of training days	211,358	188,752

Average number of training days per employee	8	7

Average £ invested in training per employee	805	614

Health and Safety

Total number of reported accidents	319	296

Total number of accidents reported to enforcing authorities	20	36

Total number of adjustments to workplaces	608	543

Workplace adjustments for disabled employees	128	42

*	The total number of employees, at 31 December 2004, on a full-time equivalent basis.

Equality and diversity

Abbey wants to benefit from the full range of knowledge and skills society offers. Abbey’s policy “Valuing People as Individuals” sets out its approach to creating a workforce that reflects that diversity. Abbey has a number of employee-led Diversity Action Groups which work to promote a more diverse workforce in their local areas.

     Abbey also has a number of Disability Employment Action Teams which focus on setting up a strong framework for the employment of people with disabilities. This aims to make sure that Abbey has the appropriate processes in place to help recruit, develop and retain employees with disabilities. Abbey is committed to the Disability Discrimination Act and the Disability Employment Action Teams have been instrumental in ensuring that Abbey has been compliant with the new requirements of the Disability Discrimination Act. Abbey is proud to use the Employment Service “Positive about Disabled People” symbol. Abbey has a partnership agreement with the Employment Service Disability Service to provide access to work for people with disabilities. This aims to make sure that new and existing staff get the necessary aids and equipment to make their working life easier.

Work-life balance

Abbey is committed to supporting individuals in achieving a reasonable balance between their home and working life. Abbey understands that people must be valued and supported through the various stages of their lives. As a result, Abbey offers a wide range of flexible working options, including part-time work, job sharing, homeworking, compressed working arrangements and career breaks.

     Our employees’ well-being is very important to us and we want to support them as much as we can. Abbey’s confidential Employee Advice Line can give information on their employment with Abbey and point them in the right direction if they have a personal problem. Abbey also provides an external counselling service which offers professional counselling on a wide range of work or personal issues, including post trauma counselling.

70	Abbey Annual Report and Accounts 2004

Report of the Directors

Directors’ Report continued

Health and Safety

Abbey believes that healthy employees working in a safe environment enhance the business and the achievement of its objectives. Ensuring this is good business practice and a positive investment which protects its people, Abbey’s most valuable asset.

     Abbey’s goal of health and safety excellence is put into practice through Abbey’s policy statement on health and safety at work. This is overseen by the Occupational Health and Safety team which seeks to improve its health and safety performance. No health and safety enforcement actions were taken against Abbey during 2004.

Developing our people

Abbey’s Learning and Development department supports employees and its business by providing training and development that is effective, efficient and responsive. The department works in partnership with each business area to provide learning solutions activities where they will add the most benefit. Abbey has also implemented a best-in-class learning management system to support the delivery of computer-based training ensuring flexible learning opportunities for all employees. This ensures Abbey delivers consistent and high-quality training, and that it provides appropriate and cost-effective learning for all employees. Facilities are available to staff out of hours to help them study outside their job role for their own personal development.

Performance management

Abbey wants to create a high performance culture. This means Abbey is committed to developing its employees’ ability to perform at their best. Abbey continually encourages them to deliver better service to its customers, support each other by removing obstacles and use their talent to produce improved results.

     Abbey approach to performance development is simple and straightforward. Employees will understand what’s expected of them and get the right development and support to allow them to succeed. And when they’ve done this, they will be recognised and rewarded for their contribution. Employees are responsible for their performance and their manager is responsible for making sure they are clear about what they need to do to perform to their best, and for supporting them to achieve it.

Working in partnership

Abbey wants to involve and inform employees on matters that affect them. Abbey believes this is key to being successful and as such effective communication is vital to everything it does. Abbey publishes a magazine every other month for employees – “read”, almost all employees have access to our intranet – “net” and “talk” sessions where senior management, including the Chief Executive and the Chairman, answer staff questions face to face. Abbey also uses more traditional methods of communication, such as team meetings. All these channels are designed to keep employees fully informed of news and developments which may have an impact on them, and also to keep them up to date on financial, economic and other factors which affect the company’s performance.

     It’s just as important to listen to the views of employees and Abbey asks for their opinions on a range of issues through regular departmental and company-wide opinion surveys. These surveys are confidential and employees don’t have to give their names.

     Abbey has over 25 years of trade union recognition through a partnership agreement with Abbey National Group Union (ANGU), the independent trade union that it recognises to speak on behalf of Abbey employees. ANGU is affiliated to the Trade Union Congress and operates from its own offices in Hertfordshire. ANGU is involved in major initiatives, and Abbey consults them on significant proposals within the business. Consultation takes place at both national and local levels. Abbey holds regular relationship management meetings to make sure that communication is open and two-way.

Offshoring

Abbey carries out some operational activities, such as banking enquiries, in India. Abbey is sensitive to concerns from stakeholders about the hosting of jobs outside of the UK operation. Abbey believes these decisions are absolutely necessary to the health of Abbey’s future and for giving customers better service at a competitive price. MsourcE, its contractor in India, has a proven track record in treating employees fairly and with respect.

Marketplace

Customer focused

One of Abbey’s key aims is to improve the relationship people have with their money. It aims to do this by demystifying money and motivating customers to do more with their money, so they get more from it. This aim is delivered through the following aspirations:

>	to understand Abbey customers, their financial circumstances and how they feel about money;

>	to create innovative products Abbey customers will want to buy because they meet a real and definite need and offer long-term value;

>	to advise everyone expertly and enthusiastically, taking the mystery out of money; and

>	to deliver brilliantly every time and, by listening to customers, strive for continual improvement.

And as Abbey do this it aims to:

>	be open with customers and use straightforward, everyday language;

>	take a positive, can-do attitude that helps remove obstacles between customers and their money; and

>	be adaptable, contemporary and open to new ideas.

Financial inclusion

Abbey’s aim is to democratise money: helping everyone – not just the privileged few – get on top of their money. Abbey has committed to communicating in language that everyone can understand and to make it easier for people to get good advice about their money.

     Abbey works with the government and the Post Office on the delivery of “universal banking services”. This work has included the development and launch of a new basic bank account, appropriate for state-benefit recipients who wish to access their money either at cash machines or at Post Office counters. Abbey actively supports the Consumer Credit Counselling Service and Money Advice Trust to assist people who have fallen into financial difficulties.

     Measures have been put into place to help ensure that all of Abbey’s services are equally accessible to customers with disabilities. For example, communication aids such as induction loops for hearing-impaired customers exist in most branches, and textphones are in operation across head office sites. Customer information is available in alternative formats including Braille and large print.

Social housing

Abbey’s specialist Social Housing Finance unit delivers long-term finance solutions to Registered Social Landlords to enable them to provide affordable housing for people in need and to undertake wider social inclusion initiatives. Registered Social Landlords (often called Housing Associations) are regulated, non-profit making, community-based organisations. Abbey’s loan commitments currently exceed £4.5bn.

Abbey Annual Report and Accounts 2004	71

Report of the Directors

Directors’ Report continued

Complaints Management

Abbey is committed to ensuring that customers get the very highest levels of service. Abbey recognises, however, that from time to time it may do something that does not match the high expectations of its customers. Our commitment to Abbey customers at these times is to provide a clear and responsive approach to dealing with their concerns and to put right what may have gone wrong. Abbey has placed extra emphasis on the systems, practices and training that support its complaint handling systems and on learning from what Abbey customers are telling it and feeding that back to improve further its products and services.

Procurement

Abbey has in place a procurement policy that explicitly promotes competitive tendering and dealing with suppliers in a fair and open manner. The policy requires a record of hospitality received to be maintained by each department and made available for review. Abbey reserves the right to verify the ethical standing of its suppliers as it deems appropriate.

     Abbey does not operate a single payment policy in respect of all classes of suppliers. Each individual operating area is responsible for agreeing terms and conditions under which business is to be transacted and for making the supplier aware of these beforehand. It is Abbey’s policy to ensure payments are made in accordance with the terms and conditions agreed, except where the supplier fails to comply with those terms and conditions.

Environment

Abbey recognises its responsibility to consider the environmental issues associated with its business. Abbey’s environmental management strategy is to reduce the direct impacts of its activities, for example energy and resource use, and to manage the indirect risks associated with its main business interests.

     Abbey’s environmental policy is approved by the Board, and the Chief Risk Officer is accountable for ensuring management acts in accordance with its principles. The policy applies to all business units, covers all significant environmental impacts and risks, and provides the basis for Abbey’s environmental management system. Senior managers are responsible for ensuring compliance with the policy and risk management procedures. The policy can be viewed in full at www.aboutabbey.com>General Information>Our Policies>environmental policy statement. Abbey expects its suppliers and the organisations with which it undertakes joint ventures or outsourcing operations to support it.

     Environmental risks are identified through the Operational Risk process, overseen by the Chief Risk Officer and Risk Function. Through the risk process, environmental impacts are identified and assessed, and there is opportunity to report significant environmental impacts to the Board and/or Risk Committee on a monthly basis. Abbey’s environmental performance is subject to internal audit on a rolling basis and its disclosures in the Corporate Social Responsibility Report are externally verified.

     Abbey is a signatory to, and an active member of, the United Nations Environment Programme Financial Institutions’ Initiative.

Community

Abbey is proud of its involvement in the community and it supports a wide range of charitable projects, primarily through the Abbey Charitable Trust Limited (the Trust). Abbey has built strong links with local communities, in areas where it has a large presence, through seven Community Partnership Groups. Their main role is to distribute donations from the Trust to meet the needs of their local community.

Charitable priorities

Abbey has revised its charitable priorities in 2004 to reflect the changes to Abbey’s core values. The Abbey Charitable Trust Limited supports disadvantaged people through:

>	education and training;

>	local regeneration projects which encourage cross community partnerships; and

>	financial advice which helps people manage their money.

Donations

In 2004, Abbey made total cash donations of £2,342,087 (2003: £1,711,380) to a wide range of charities. This included £586,793 (2003: £583,868) by matching the amount staff raised during the year for local and national charities. Abbey continued its partnership with The Prince’s Trust, now in its 12th year, with its funding focused on The Trust’s Leaving Care Initiative and Business Start-up Programme.

Volunteering

Abbey believes that providing opportunities for employee volunteering brings benefits to everyone involved, including the company. Abbey coordinates its own Abbey schemes including an “E-mentoring” programme that matches Year 10 pupils studying vocational General Certificates of Secondary Education (GCSEs) with an Abbey employee who is working in that subject area and the mentoring support is carried out by exchanging e-mails. “Number Partners” uses specially designed board games to help small groups of eight- and nine-year-olds develop their number skills with the help of trained groups of volunteers from Abbey head offices. “Business Experts” matches employees with specialist business skills with charities in the local area. Abbey matches an employee’s donated time on an hour-for-hour basis, up to a maximum of 35 hours per year.

     The total value of support to good causes amounted to £2,515,995 in 2004 (2003: £2,170,036). This comprised cash donations and other support given in kind, including the value of the volunteering scheme. In all 10% of Abbey employees were involved in one of its matching schemes. These figures are collated using the London Benchmarking Group reporting model.

     Further details on Abbey’s corporate social responsibility programme can be found via the website at www.aboutabbey.com > corporate social responsibility.

Code of ethics

Abbey’s ethical policies are set out in “How we do business”. This document, which was established in 1999 and reviewed and updated by the board in 2003, confirms that:

>	employees should raise concerns if they become aware that ethical polices and principles are not being followed;

>	Abbey values all employees as individuals and treat them as partners in the business;

>	Abbey treats customers fairly and delivers what it promises;

>	Abbey considers ethical and environmental concerns when investing Abbey assets;

>	Abbey is committed to adopting sound environmental management practices; and

>	Abbey expects suppliers to operate to high ethical standards.

Abbey’s ethical policies include ethical investment guidelines which are an integral part of the risk management processes for investment decision making. Procedures are also in place for employees to follow if they feel that there has been a breach of our ethical policies. “How we do business” can be read in full on the website at www.aboutabbey.com > General Information > Our Policies > how we do business.

     Abbey also complies with the applicable code of ethics regulations of the United States Securities and Exchange Commission arising from the Sarbanes-Oxley Act. Amongst other things, the Sarbanes-Oxley Act aims to protect investors by improving the accuracy and reliability of information that companies disclose. It requires companies to disclose whether they have a code of ethics that applies to the Chief Executive and senior financial officers that promotes honest and ethical conduct; full, fair, accurate, timely and understandable disclosures; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations; and accountability for adherence to such a code of ethics. Abbey meets these requirements through “How we do business”, our whistleblowing policy, the Financial Services Authority’s Principles for Businesses, and the Financial Services Authority’s Principles and Code of Practice for Approved Persons (together, the Code of Ethics), with which the Chief Executive and senior financial officers must comply. These include requirements to manage conflicts of interest appropriately and to disclose any information the Financial Services Authority may want to know about. Abbey provides a copy of its code of ethics to anyone, free of charge, on application to the registered office address as shown on page 67.

72	Abbey Annual Report and Accounts 2004

Report of the Directors

Directors’ Report continued

Political contributions

No contributions were made for political purposes.

Policy and Practice on Payment of Creditors

Abbey’s practice on payment of creditors has been quantified under the terms of the Companies Act 1985 (Directors’ Report) (Statement of Payment Practice) Regulations 1997. Based on the ratio of amounts invoiced by trade creditors during the year to amounts of Abbey trade creditors at 31 December 2004, trade creditor days for Abbey were 12 (2003: 19 days). The equivalent period calculated for Abbey’s legal entities is 12 days (2003: 20 days).

Going concern

The Directors confirm that they are satisfied that the Abbey National and its subsidiaries has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt a going concern basis in preparing the financial statements.

Auditors

A resolution to reappoint Deloitte & Touche LLP as auditors will be proposed at the forthcoming Annual General Meeting.

Statement of directors’ responsibilities

The directors of Abbey National plc are required by UK company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of Abbey National plc and its subsidiaries at the end of the financial year, and of the profit/(loss) for Abbey National plc and its subsidiaries for the year. They are also responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of Abbey National plc and its subsidiaries and for preventing and detecting fraud and other irregularities.

In respect of the financial statements the directors are required to:

>	ensure that suitable accounting policies, which follow generally accepted accounting principles, have been applied consistently;

>	ensure that reasonable and prudent judgements and estimates have been used in the preparation of the Consolidated Financial Statements;

>	prepare the Consolidated Financial Statements on a going concern basis unless it is inappropriate to presume that Abbey will continue in business; and

>	state whether applicable UK accounting standards have been followed and to disclose and explain any material departures from the financial statements.

By Order of the Board

Karen M Fortunato
Company Secretary
23 March 2005

Abbey Annual Report and Accounts 2004	73

Report of the Directors

Supervision and Regulation

European Union directives

General

The framework for supervision of banking and financial services in the UK is largely formed by European Union Directives which are required to be implemented in member states through national legislation. Directives aim to harmonise banking and financial services regulation and supervision throughout the European Union by laying down minimum standards in key areas, and requiring member states to give mutual recognition to each other’s standards of prudential supervision. This has led to the “passport” concept enshrined in the Banking Consolidation Directive and the Investment Services Directive (soon to be replaced by the Markets in Financial Instruments Directive): that is, freedom to establish branches in, and freedom to provide cross-border services into, other European Union member states once a bank or investment firm is authorised in its “home” state. Significant legislative changes are being made through the European Union Financial Services Action Plan.

Prudential supervision and capital adequacy

The Banking Consolidation Directive sets out minimum conditions for authorisation and the ongoing prudential supervision of banks. Minimum conditions for the authorisation and prudential supervision of investment firms are set out in the Investment Services Directive. The overall responsibility for prudential supervision falls on the home country regulator of a bank or investment firm. The Banking Consolidation Directive and the Capital Adequacy Directives govern supervision of capital adequacy for both banks and investment firms in the European Union. The Capital Adequacy Directives contain detailed rules for the regulatory capital treatment of risks arising in the trading book, that is broadly, positions and securities that a UK bank or investment firm holds for proprietary trading purposes. For other (non-trading) risks, the Capital Adequacy Directives refer to the Banking Consolidation Directive, which regulates the quality and proportions of different types of capital to be held by an institution, the amount of capital to be held for counterparty exposures arising outside the trading book and restrictions on exposures to an individual counterparty or group of connected counterparties. In addition, the Capital Adequacy Directives and the Banking Consolidation Directive require consolidated supervision of financial groups; these requirements have recently been enhanced by the Financial Group’s Directive.

     The Basel Committee on Banking Supervision on 26 June 2004 published the Basel 2 Accord which amends the Basel 1 1988 Accord. Basel 2 promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements which would further strengthen the soundness and stability of the international banking system. Banks will be able to choose between three levels of sophistication to calculate regulatory capital for credit and operational risk and this will change the way that many banks evaluate, measure and report capital adequacy. To ensure that the most appropriate approaches are being used, banks are encouraged to move to the most sophisticated method feasible. All major UK banks are in the process of implementing their solutions and applications, to ensure they comply with the requirements of the Basel Accord. Under the current timetable, the new Accord will become fully effective at the end of 2007.

     The Basel 2 Capital Accord will be implemented into European Union law through the Capital Requirements Directive which was published in draft on 15 July 2004. The Capital Requirements Directive is not a single new directive, but comprises the significant changes proposed to the Banking Consolidation Directive and the Capital Adequacy Directives and will result in a “recast Banking Consolidation Directive” and a “recast Capital Adequacy Directive”. The Capital Requirements Directive is currently being discussed by the Council of Ministers and the European Parliament and a near final version is expected in the third quarter of 2005. The draft Capital Requirements Directive proposes a staggered implementation date from 1 January 2007 for basic and intermediate approaches and from 1 January 2008 for more advanced approaches

     In the UK the Financial Services Authority will implement the Capital Requirements Directive in the Integrated Prudential Sourcebook which can be different from the Capital Requirements Directive in those areas where national discretions are permitted and where specific national interpretation is required. Abbey intends to implement for credit risk the Internal Ratings Based approach for Retail and the Advanced Internal Ratings Based approach for Financial Markets in line with the home-host responsibilities under the capital requirement directive. For operational risk, Abbey intends to adopt the Standardised Approach, which will be implemented from the end of 2006, moving to the Advanced Measurement Approach when appropriate.

     Abbey has established a bank-wide programme which will manage the changes required to ensure compliance with the Basel 2 requirements.

UK regulations

General

The Financial Services Authority is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000. It is a criminal offence for any person to carry on any of the activities regulated under this Act in the UK by way of business unless that person is authorised by the Financial Services Authority or falls under an exemption.

     The Financial Services Authority has authorised Abbey, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorised to engage in depends upon permissions granted by the Financial Services Authority. The main permitted activities of Abbey and its subsidiaries are listed below.

Mortgages

Lending secured on land at least 40% of which is used as a dwelling by an individual borrower or relative has been regulated by the Financial Services Authority since 31 October 2004. Abbey is authorised to enter into, advise and arrange regulated mortgage contracts.

Banking

Deposit taking is a regulated activity that requires a firm to be authorised and supervised by the Financial Services Authority.

     Abbey has permission to carry on deposit taking as do several of its subsidiaries, including Abbey National Treasury Services plc, Cater Allen Limited and Cater Allen Premier Banking Limited.

Insurance

UK banking groups may provide insurance services through other group companies. Insurance business in the UK is divided between two main categories: long-term assurance (whole life, endowments, life insurance investment bonds) and general insurance (building and contents cover and motor insurance). Under the Financial Services and Markets Act, effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorisation. Life insurance mediation has been subject to regulation for many years. Broking of long-term insurance (for example, critical illness) became regulated on 31 October 2004. General insurance mediation has been subject to regulation by the Financial Services Authority since 14 January 2005.

     Abbey has a number of subsidiaries which are authorised by the Financial Services Authority to effect contracts of insurance. Abbey also acts as a broker, receiving commissions for the policies arranged.

74	Abbey Annual Report and Accounts 2004

Report of the Directors

Supervision and Regulation continued

Investment business

Investment business such as dealing in, arranging deals in, managing and giving investment advice in respect of most types of securities and other investments, including options, futures and contracts for differences (which would include interest rate and currency swaps) and long-term assurance contracts are all regulated activities under the Financial Services and Markets Act and require authorisation by the Financial Services Authority.

     Abbey and a number of its subsidiaries have permission to engage in a wide range of wholesale and retail investment businesses including selling certain life assurance and pension products, unit trust products and Individual Savings Accounts (tax exempt saving products) and providing certain retail equity products and services.

Financial Services Authority conduct of business rules

The Financial Services Authority conduct of business rules also apply to every authorised person carrying on regulated activities and regulate the day-to-day conduct of business standards to be observed by authorised persons in carrying on those activities.

     The conduct of business rules prescribe stringent rules relating to the circumstances and manner in which authorised persons may communicate and approve financial promotions, which are communications in the course of business which are invitations or inducements to engage in investment activity.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme covers claims against authorised firms (or any participating European Economic Area firms) where they are unable, or likely to be unable, to pay claims against them. The Financial Services Compensation Scheme covers the following:–

Deposits: up to £31,700 per person (100% of the first £2,000 and 90% of the next £33,000). The Scheme is triggered when an authorised deposit taker (such as a bank, building society or credit union) is unable, or likely to be unable, to repay its depositors.

Investments: up to £48,000 per person (100% of the first £30,000 and 90% of the next £20,000). The scheme provides protection if an authorised firm is unable to pay claims against it. Investments covered include stocks and shares, unit trusts, futures and options; .

Mortgage advice and arranging: the scheme will pay up to £48,000 (100% of the first £30,000 and 90% of the next £20,000) for claims against authorised mortgage firms that are unable to pay claims against them.

Long-term insurance (pensions and life assurances) firms: unlimited, 100% of the first £2,000 plus 90% of the remainder of the claim. Policyholder protection is triggered if an authorised insurer is unable, or likely to be unable, to meet claims against it, for example if it has been placed in provisional liquidation or administration.

General insurance firms: Compulsory insurance (third party motor): unlimited, 100% of the claim; non-compulsory insurance (home and general): unlimited, 100% of the first £2,000 plus 90% of the remainder of the claim. Policyholder protection is triggered if an authorised insurer is unable, or likely to be unable, to meet claims against it, for example if it has been placed in provisional liquidation or administration.

General insurance advice and arranging*: unlimited, comprising 100% of the first £2,000 plus 90% of the remainder of the claim. Compulsory insurance is protected in full.

*	For business conducted on or after 14 January 2005.

Data protection

The UK Data Protection Act 1998 limits the ability of a UK company to hold and use personal information relating to its customers. The law requires that UK companies notify the Information Commissioner of their activities concerning the processing of personal data prior to commencing those activities. The Information Commissioner maintains a public register of data controllers. In addition, companies regulated by the Data Protection Act 1998 must comply with the eight enforceable principles of good conduct, the “data protection principles” and must submit to requests from the individual who is the subject of the data concerning matters such as giving access to their data and the right to object to incorrect data being held or to direct marketing.

Other main relevant legislation

The Consumer Credit Act 1974 regulates certain loans up to £25,000 to consumers both secured (but excluding secured loans regulated by the Financial Services Authority – see above) and unsecured and associated credit broking.

The Unfair Terms in Consumer Contracts Regulations 1999, apply to certain contracts for goods and services entered into with consumers. The main effect of the Regulations is that a contractual term covered by the Regulations which is “unfair” will not be enforceable against a consumer. The Regulations contain an indicative list of unfair terms. These Regulations apply, inter alia, to mortgages, savings accounts and related products and services. The Financial Services Authority has issued guidance on how it will use its powers under the Regulations.

Distance Marketing Directive

This directive deals with distance contracts for financial services. It is implemented by the Banking Code, Financial Services Authority Rules, Consumer Credit Act and the Financial Services (Distance Marketing) Regulations 2004. It gives customers a right to cancel a distance contract within 14 days ( 30 days for some insurance products) and the right to receive certain information and a copy of the terms and conditions before they become bound by the contract. It came into force on 31 October 2004.

Current and future developments

Payment Systems

Following the Chancellor’s Pre-Budget Report in November 2003, the Office of Fair Trading has been given an enhanced role in payments systems for a period of four years. The Government will then review competition in the industry and may consider legislation. In March 2004, the Office of Fair Trading Payments Systems Task Force was established to consider issues relating to competition, efficiency and innovation in the UK’s payments systems. The Task Force brings together payments industry, retail, consumer and government representatives with an interest in payments systems. The initial focus is on a faster electronic payments scheme for the UK. Other issues to be addressed include cheques, governance and access, industry cooperation, European developments, pricing and transparency.

     The payments industry is also under scrutiny from the Treasury Select Committee who are conducting separate investigations into automatic teller machine charging and transparency of credit card charges.

     A key objective within the European Union’s Financial Services Action Plan is to create an integrated system for payments in Europe. The European Commission has issued a draft Directive on a New Legal Framework for Payments in Europe which could have wide reaching implications for the UK payments industry. The Directive is expected to be adopted in Spring 2005.

Future governance of insurance companies

The Financial Services Authority are consulting on many issues which will affect the way insurers carry on business.

Child Trust Funds

In October 2003 the government announced detailed proposals for Child Trust Funds. These are designed to encourage parents and children to develop savings habits and to ensure that in future all children have financial assets to start adult life. They are a tax wrapper (free of personal income and capital gains tax), which can hold a variety of savings and investments. All children born on or after 1 September 2002 qualify for a Child Trust Fund. From January 2005 Child Trust Fund vouchers will be sent to the entitled children. As of that time firms will be able to start processing applications but will not be able to accept subscriptions until April 2005.

Abbey Annual Report and Accounts 2004	75

Report of the Directors

Supervision and Regulation continued

Polarisation

The polarisation rules control the way certain savings and investment products can be sold. Advisers on life assurance, personal pension policies, collective investment schemes (unit trusts and OEICS) and investment trust savings schemes have to be either: an Independent Financial Adviser and advise across all products and companies in the market; or tied and represent just one company or group and sell only its products. The Financial Services Authority has issued new regulations to remove the polarisation restrictions with the aim of increasing the range of products available to customers as well as giving them a clearer picture of what they are paying for advice. The depolarisation rules will be implemented over a 6-month transitional period, beginning on 1 December 2004.

Consumer Credit Bill

The bill is currently passing through Parliament, and is expected to be enacted in April 2005 if there is sufficient Parliamentary time. Sweeping changes relating to increasing the financial limits, provision of statements, new provision relating to unfair relationships, increased powers for Office of Fair Trading and new licencing regime, new notices to be provided when borrower is in arrears.

European Union developments

There are a number of proposals emanating from the European Union, which will affect the UK financial services industry in due course.

     These include proposals for a new Consumer Credit Directive, a directive on Unfair Commercial Practices and implementing measures for the Markets in Financial Instruments Directive. There have also been a number of measures which are aimed at facilitating the provision of financial services across borders by use of e-commerce.

New Banking Code

The Banking Code is issued by the Code Sponsors, the British Bankers’ Association, the Building Societies’ Association and Association of Payment Clearing Services and subscribers (including Abbey) should ensure that they abide by the spirit as well as the letter of the Code. Changes cover the key commitments, basic bank account, interest rates, terms and conditions, cancellation rights, advertising, cards and personal identification numbers and credit cards.

76	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Contents to Financial Statements

Financial Statements
78	Independent Auditors’ Report
79	Consolidated Profit and Loss Account for the years ended 31 December 2004, 2003 and 2002
80	Consolidated Balance Sheet as at 31 December 2004 and 2003
81	Company Balance Sheet as at 31 December 2004 and 2003
82	Consolidated Statement of Total Recognised Gains and Losses for the years ended 31 December 2004, 2003 and 2002
82	Consolidated Cash Flow Statement for the years ended 31 December 2004, 2003 and 2002
83	Accounting Policies
87	Notes to the Financial Statements

Abbey Annual Report and Accounts 2004	77

Audited Financial Statements

Financial Statements

Independent Auditors’ Report to the Members of Abbey National plc

We have audited the consolidated financial statements of Abbey National plc for the year ended 31 December 2004, which comprise the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated statement of total recognised gains and losses, the consolidated cash flow statement, the statement of accounting policies and the related notes 1 to 57. These financial statements have been prepared under the accounting policies set out therein.

     This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors’ responsibilities, the company’s directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

     We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the company and other members of the group is not disclosed.

     We read the directors’ report and the other information contained in the Annual Report for the year ended 31 December 2004 as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

>	the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 December 2004 and of the profit of the group for the year then ended; and

>	the financial statements have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London

23 March 2005

78	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Consolidated Profit and Loss Account

For the years ended 31 December 2004, 2003 and 2002

			2003	2002
		2004	(restated)	(restated)
	Notes	£m	£m	£m

Interest receivable:

Interest receivable and similar income arising from debt securities		87	393	1,386

Other interest receivable and similar income	3	4,838	4,851	5,382

Interest payable	4	(3,395)	(3,182)	(4,184)

Net interest income		1,530	2,062	2,584

Dividend income	5	1	1	1

Fees and commissions receivable		639	767	786

Fees and commissions payable		(114)	(248)	(275)

Dealing profits	6	268	217	205

Income from long-term assurance business before embedded value charges and rebasing	21	108	176	321

Embedded value charges and rebasing	21	(32)	(378)	(632)

Income from long-term assurance business after embedded value charges and rebasing	21	76	(202)	(311)

Other operating (expense) income	7	244	(165)	510

Total operating income – continuing operations	2	2,626	2,711	3,141

Total operating income – discontinued operations	2	18	(279)	359

Total operating income		2,644	2,432	3,500

Administrative expenses	8	(2,053)	(2,014)	(1,852)

Depreciation of fixed assets excluding operating lease assets	26	(81)	(112)	(103)

Depreciation and impairment on operating lease assets	27	(151)	(251)	(280)

Amortisation of goodwill	25	(20)	(20)	(64)

Impairment of goodwill	25	–	(18)	(1,138)

Depreciation, amortisation and impairment		(252)	(401)	(1,585)

Provisions for bad and doubtful debts	9	35	(474)	(514)

Provisions for contingent liabilities and commitments	38	(202)	(104)	(50)

Amounts written off fixed asset investments – debt securities	19	67	(45)	(388)

– equity shares and similar investments	20	13	(148)	(123)

Provisions and amounts written off fixed asset investments		(87)	(771)	(1,075)

Operating profit/(loss)		252	(754)	(1,012)

Income from associated undertakings		6	12	17

Profit on disposal of Group undertakings		46	89	48

Profit/(loss) on the sale or termination of an operation	57	(31)	(33)	–

Continuing operations	2	200	(182)	(278)

Discontinued operations	2	73	(504)	(669)

Profit/(loss) on ordinary activities before tax		273	(686)	(947)

Tax on profit/(loss) on ordinary activities	10	(144)	42	(152)

Profit/(loss) on ordinary activities after tax		129	(644)	(1,099)

Minority interests – non-equity	41	(49)	(55)	(62)

Profit/(loss) for the financial year attributable to the shareholders of Abbey National plc		80	(699)	(1,161)

Transfer from/(to) non-distributable reserve	43	47	(200)	263

Dividends including amounts attributable to non-equity interests	12	(631)	(424)	(424)

Retained loss for the financial year		(504)	(1,323)	(1,322)

Profit/(loss) on ordinary activities before tax includes for acquired operations		–	–	4

Earnings/(loss) per ordinary share – basic	13	2.2p	(52.4p )	(84.8p )

Earnings/(loss) per ordinary share – diluted	13	2.2p	(52.4p )	(84.3p )

The Group’s results as reported are on an historical cost basis, except where, as described in Accounting policies, special provisions of the Companies Act 1985 or industry standards apply. Accordingly, no note of historical cost profits and losses has been presented.

     The 2003 and 2002 comparatives have been restated to include accrued interest on mark-to-market securities and money market instruments within dealing profits. These amounts were previously included within interest income and interest expense. The impact of the adjustment was to move £978m (2002: £1,301m) from interest income and £892m (2002: £1,258) from interest expense into dealing profits.

Abbey Annual Report and Accounts 2004	79

Audited Financial Statements

Financial Statements

Consolidated Balance Sheet

As at 31 December 2004 and 2003

		2004	2004	2003	2003
	Notes	£m	£m	£m	£m

Assets

Cash and balances at central banks			454		439

Treasury bills and other eligible bills	14		1,990		1,631

Loans and advances to banks	15		10,148		7,155

Loans and advances to customers not subject to securitisation		79,331		84,488

Loans and advances to customers subject to securitisation	17	28,976		23,833

Less: non-recourse finance		(15,098)		(14,482)

Loans and advances to customers	16		93,209		93,839

Net investment in finance leases	18		1,148		2,573

Debt securities	19		22,683		30,328

Equity shares and other similar interests	20		1,176		1,633

Long-term assurance business	21		2,968		2,272

Interests in associated undertakings	22		25		39

Intangible fixed assets	25		317		341

Tangible fixed assets excluding operating lease assets	26	246		268

Operating lease assets	27	2,341		2,529

Tangible fixed assets			2,587		2,797

Other assets	28		4,661		4,162

Prepayments and accrued income	29		1,195		1,230

Assets of long-term assurance funds	21		27,180		28,336

Total assets			169,741		176,775

Liabilities

Deposits by banks	31		18,412		22,125

Customer accounts	32		78,850		74,401

Debt securities in issue	33		21,969		24,834

Dividend payable			43		245

Other liabilities	34		9,170		11,452

Accruals and deferred income	35		1,729		1,582

Provisions for liabilities and charges	36		870		836

Subordinated liabilities including convertible debt	39		5,360		6,337

Other long-term capital instruments	40		722		742

Liabilities of long-term assurance funds	21		27,180		28,336

Minority interests – non-equity	41		512		554

			164,817		171,444

Called up share capital – ordinary shares	42	148		146

– preference shares	42	325		325

Share premium account	42	2,164		2,059

Reserves	43	306		274

Profit and loss account	43	1,981		2,527

Shareholders’ funds including non-equity interests	44		4,924		5,331

Total liabilities			169,741		176,775

Memorandum items

Contingent liabilities

Guarantees and assets pledged as collateral security	46		1,084		2,148

Other contingent liabilities	47		116		159

			1,200		2,307

Commitments

Obligations under stock borrowing and lending agreements	48		20,508		25,649

Other commitments	48		2,849		3,018

			23,357		28,667

The Financial Statements on pages 79 to 126 were approved by the board on 23 March 2005 and signed on its behalf by:

Nathan Bostock
Executive Director,
Finance and Markets

80	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Company Balance Sheet

As at 31 December 2004 and 2003

		2004	2004	2003	2003
	Notes	£m	£m	£m	£m

Assets

Cash and balances at central banks			443		417

Loans and advances to banks	15		3,605		4,218

Loans and advances to customers not subject to securitisation		63,829		66,048

Loans and advances to customers subject to securitisation	17	28,976		23,835

Less: non-recourse finance		(12,948)		(13,813)

Loans and advances to customers	16		79,857		76,070

Net investment in finance leases	18		3		18

Debt securities	19		405		480

Equity shares and other similar interests	20		1		2

Shares in Associate undertakings	22		12		32

Shares in Group undertakings	23		8,250		8,171

Tangible fixed assets	26		226		239

Other assets	28		1,293		1,001

Prepayments and accrued income	29		379		501

Total assets			94,474		91,149

Liabilities

Deposits by banks	31		15,697		18,780

Customer accounts	32		65,910		57,900

Debt securities in issue	33		4		4

Dividend payable			43		245

Other liabilities	34		1,114		1,030

Accruals and deferred income	35		1,008		823

Provisions for liabilities and charges	36		224		100

Subordinated liabilities including convertible debt	39		5,673		6,689

Other long-term capital instruments	40		722		742

			90,395		86,313

Called up share capital – ordinary shares	42	148		146

– preference shares	42	325		325

Share premium account	42	2,164		2,059

Profit and loss account	43	1,442		2,306

Shareholders’ funds including non-equity interests	44		4,079		4,836

Total liabilities			94,474		91,149

Memorandum items

Contingent liabilities

Guarantees and assets pledged as collateral security	46		63,009		69,487

Other contingent liabilities	47		8		8

			63,017		69,495

Commitments	48		1,733		1,627

The Financial Statements on pages 79 to 126 were approved by the board on 23 March 2005 and signed on its behalf by:

Nathan Bostock
Executive Director,
Finance and Markets

Abbey Annual Report and Accounts 2004	81

Audited Financial Statements

Financial Statements

Consolidated Statement of Total Recognised Gains and Losses

For the years ended 31 December 2004, 2003 and 2002

		2004	2003	2002
	Notes	£m	£m	£m

Profit/(loss) attributable to the shareholders of Abbey National plc		80	(699)	(1,161)

Translation differences on foreign currency net investment	43	(2)	(1)	(2)

Total recognised gains/(losses) relating to the year		78	(700)	(1,163)

Total gains recognised since the prior year		78

Consolidated Cash Flow Statement

For the years ended 31 December 2004, 2003 and 2002

		2004	2003	2002
	Notes	£m	£m	£m

Net cash (outflow)/inflow from operating activities	52a	(2,019)	(32,678)	(10,952)

Returns on investments and servicing of finance:

Interest paid on subordinated liabilities		(277)	(262)	(337)

Preference dividends paid		(48)	(55)	(63)

Payments to non-equity minority interests		(49)	(55)	(62)

Net cash outflow from returns on investments and servicing of finance		(374)	(372)	(462)

Taxation:

UK corporation tax paid		(2)	(93)	(481)

Overseas tax paid		(10)	(6)	(15)

Total taxation paid		(12)	(99)	(496)

Capital expenditure and financial investment:

Purchases of investment securities		(1,713)	(3,895)	(16,636)

Sales of investment securities		1,796	26,462	12,926

Redemptions and maturities of investment securities		1,235	3,175	14,977

Purchases of tangible fixed assets		(155)	(532)	(909)

Sales of tangible fixed assets		83	194	79

Transfers (to)/from life assurance funds		(712)	(215)	(882)

Net cash inflow/(outflow) from capital expenditure and financial investment		534	25,189	9,555

Acquisitions and disposals	52e–g	3,180	8,803	(536)

Equity dividends paid		(697)	(216)	(648)

Net cash inflow/(outflow) before financing		612	627	(3,539)

Financing:

Issue of ordinary share capital		13	2	17

Issue of loan capital		–	–	392

Issue of other long-term capital instruments		–	–	485

Issue of preferred securities and minority interests		–	–	15

Redemption of preference share capital		–	(124)	–

Redemption of preferred securities		–	(15)	–

Repayments of loan capital		(813)	(56)	(222)

Net cash (outflow)/inflow from financing	52c	(800)	(193)	687

Increase/(decrease) in cash	52b	(188)	434	(2,852)

For the purposes of the Consolidated Cash Flow Statement, cash includes all cash at bank and in hand and loans and advances to banks repayable on demand without notice or penalty, including amounts denominated in foreign currencies.

82	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Accounting Policies

Basis of presentation

The Consolidated Financial Statements are prepared in accordance with the special provisions of Part VII Schedule 9 of the Companies Act 1985 applicable to banking companies and banking groups.

Accounting convention

Abbey prepares its Consolidated Financial Statements under the historical cost convention, modified by the revaluation of certain assets and liabilities. They are prepared in accordance with applicable accounting standards of the Accounting Standards Board and pronouncements of its Urgent Issues Task Force and with the Statements of Recommended Accounting Practice issued by the British Bankers’ Association, the Irish Bankers’ Federation and the Finance and Leasing Association. Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of Abbey for the purposes of giving a true and fair view.

     Consistent with other banking groups, in preparing consolidated financial statements, the long-term assurance business is valued using the embedded value method, with adjustments made for the impact of investment variances to long-term assumptions. Disclosures consistent with the guidance provided by the Association of British Insurers in December 2001 is provided in either the Consolidated Financial Statements or the Operating and Financial Review, wherever practical.

Basis of consolidation

The Group Financial Statements incorporate the Consolidated Financial Statements of the company and all its subsidiary undertakings. The accounting reference date of the company and its subsidiary undertakings is 31 December, with the exception of those leasing, investment, insurance and funding companies, which, because of commercial considerations, have various accounting reference dates. The financial statements of these subsidiaries have been consolidated on the basis of interim Financial Statements for the period to 31 December 2004.

     The assets and liabilities of the long-term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interests therein.

Interests in subsidiary undertakings and associated undertakings

The company’s interests in subsidiary undertakings and associated undertakings are stated at cost less any provisions for impairment. The Group’s interests in associated undertakings are stated at Abbey’s share of the book value of the net assets of the associated undertakings.

Goodwill

Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings and the purchase of businesses after 1 January 1998 is capitalised under the heading Intangible fixed assets and amortised on a straight-line basis over its expected useful economic life. The useful economic life is calculated using a valuation model which determines the period of time over which returns are expected to exceed the cost of capital, subject to a maximum period of 20 years.

     Goodwill arising on consolidation as a result of the acquisitions of subsidiary undertakings, and the purchase of businesses prior to 1 January 1998, has previously been written off directly to reserves. On disposal of subsidiary undertakings and businesses, such goodwill is charged to the Profit and Loss Account balanced by an equal credit to reserves. Where such goodwill in continuing businesses has suffered an impairment, a similar charge to the Profit and Loss Account and credit to reserves is made.

Impairment of fixed assets and goodwill

Tangible fixed assets, other than investment properties, and goodwill are subject to review for impairment in accordance with FRS 11 Impairment of Fixed Assets and Goodwill. The carrying values of tangible fixed assets and goodwill are written down by the amount of any impairment, and the loss is recognised in the Profit and Loss Account in the period in which this occurs. Should an event reverse the effects of a previous impairment, the carrying value of the tangible fixed assets and goodwill may be written up to a value no higher than the original depreciated or amortised cost which would have been recognised had the original impairment not occurred.

Depreciation

Tangible fixed assets excluding operating lease assets and investment properties are depreciated on a straight-line basis over their estimated useful lives, as follows:

Freehold buildings:	100 years

Long and short leasehold premises:	Over the remainder of the lease, with a maximum of 100 years.

Acquisition premiums are depreciated over the period to the next rent review.

Freehold land:	Not depreciated

Office fixtures, equipment and furniture:	5 to 8 years

Computer equipment:	3 to 5 years

For a description of depreciation on operating lease assets, see “Assets leased to customers” below.

Interest receivable and payable

Interest receivable and payable is recognised in the Profit and Loss Account as it accrues. Interest is suspended where due but not received on loans and advances in arrears where recovery is doubtful. The amounts suspended are excluded from interest receivable on loans and advances until recovered.

Fees, commissions and dividends receivable

Fees and commissions receivable in respect of services provided are taken to the Profit and Loss Account when the related services are performed. Where fees, commissions and dividends are in the nature of interest, these are taken to the Profit and Loss Account on a systematic basis over the expected life of the transaction to which they relate, and are included under the heading interest receivable, except for amounts that related to trading activities. Income on investments in equity shares and other similar interests is recognised as and when dividends are declared, and included within dividend income. Fees received on loans with high loan-to-value ratios are accounted for as described under the heading “Deferred income”.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

Abbey Annual Report and Accounts 2004	83

Audited Financial Statements

Financial Statements

Accounting Policies continued

Lending-related fees and commissions payable and discounts

Under certain schemes, payments and discounts may be made to customers as incentives to take out loans. It is usually a condition of such schemes that incentive payments are recoverable by way of early redemption penalty charges in the event of redemption within a specified period, “the penalty period”, and it is Abbey’s policy and normal practice to make such charges. Such incentive payments are charged to the Profit and Loss Account over the penalty period where their cost is recoverable from the net interest income earned from the related loans over the penalty period. If the loan is redeemed within the penalty period the incentive payments are offset against the penalty charge. When the related loan is redeemed, sold or becomes impaired any amounts previously unamortised are charged to the Profit and Loss Account. The Profit and Loss Account charge for such amounts is included under the heading interest receivable.

     Commissions payable to introducers in respect of obtaining certain lending business are charged to the Profit and Loss Account over the anticipated life of the loans. The Profit and Loss Account charge for such commissions is included under the heading Fees and commissions payable.

Dealing profits

Dealing profits include movements in prices on a mark-to-market basis, including interest and dividends, on trading derivatives, trading security positions, trading treasury and other bills and related funding. This is a presentational change in that previously interest on mark-to-market securities and money market instruments was classified within interest receivable and interest payable. This had no impact on profit. In the 12 months to December 2003 this change resulted in reclassification of £86m (2002: £105m) from net interest income to non interest income.

Deferred income

The arrangement of certain UK loans and advances secured on residential properties with high loan-to-value ratios may result in a fee being charged.

     In Abbey’s accounts, such fees are deferred and are included in the Balance Sheet under the heading accruals and deferred income. The deferred income balance is taken to the Profit and Loss Account over the average anticipated life of the loan and is included under the heading Other operating income.

Pensions

Where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of members of the scheme.

For defined contribution schemes the amount charged to the Profit and Loss Account in respect of pensions costs and other post retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments on the Balance Sheet.

Provisions for bad and doubtful debts

A specific provision is established for all impaired loans where it is likely that some of the capital will not be repaid or, where the loan is secured, recovered through enforcement of security. No provision is made where the security is in excess of the secured advance. Default is taken to be likely after a specified period of repayment default.

     Loans that are part of a homogeneous pool of similar loans are placed on default status based on the number of months in arrears, which is determined through historical experience. Loans that are not part of a homogeneous pool of similar loans are analysed based on the number of months in arrears on a case by case basis and are placed on default status when the probability of default is likely.

     Generally, the length of time before a loan is placed on default status after a repayment default depends on the nature of the collateral that secures the advance. On advances secured by residential property, the default period is three months. On advances secured by commercial property, the default period is five months, based on historical experience with business customers. For advances secured by consumer goods such as cars or computers, the default period is less than three months, the exact period being dependent on the particular type of loan in this category.

     On unsecured advances, such as personal term loans, the default period is often less than three months. Exceptions to the general rule exist with respect to revolving facilities, such as bank overdrafts, which are placed on default upon a breach of the contractual terms governing the applicable account, and on credit card accounts where the default period is three months.

     Wholesale lending and investment securities are placed on default status immediately upon default on a payment due date or following any event specified in the loan documentation as a default event. Securities are also placed on default status if the counterparty goes into voluntary or forced administration or liquidation or makes an announcement that it would not meet its commitments on the next payment due date.

     Once a loan is considered impaired, an assessment of the likelihood of collecting the principal is made. This assessment includes, where appropriate, the use of statistical techniques developed based on previous experience and on management judgment of economic conditions. These techniques estimate the propensity of loans to result in losses net of any recovery where applicable.

     A general provision is made against loans and advances to cover bad and doubtful debts which have not been separately identified, but which are known from experience to be present in portfolios of loans and advances. The general provision is determined using management judgment given past loss experience, lending quality and economic conditions, and is supplemented by statistical based calculations.

     The specific and general provisions are deducted from loans and advances. Provisions made during the year, less amounts released and recoveries of amounts written off in previous years, are charged to the Profit and Loss Account. Write offs are determined on a case by case basis for different products and portfolios, at times ranging typically from 30 to 365 days.

Share-based payments

The costs of share-based instruments are accounted for on a fair value basis, computed by reference to the grant date; such costs are expensed over the performance period to which the award relates. The amount charged to the Profit and Loss Account is credited to reserves.

     In accordance with UITF 38 Accounting for ESOP Trusts, shares purchased through Employee Share Option Trusts (ESOPs) are held at cost and treated as treasury shares and are taken as a deduction from shareholders’ equity.

Foreign currency translation

Income and expenses arising in foreign currencies are translated into sterling at the average rates of exchange over the accounting period unless they are hedged, in which case the relevant hedge rate is applied. Dividends are translated at the rate prevailing on the date the dividend is receivable. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange current at the balance sheet date. In Abbey’s Consolidated Financial Statements, exchange differences on the translation of the opening net assets of foreign undertakings to the closing rate of exchange are taken to reserves, as are those differences resulting from the restatement of the profits and losses of foreign undertakings from average to closing rates. Exchange differences arising on the translation of foreign currency borrowings used to hedge investments in overseas undertakings are taken directly to reserves and offset against the corresponding exchange differences arising on the translation of the investments. Other translation differences are dealt with through the Profit and Loss Account.

84	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Accounting Policies continued

Securities

Debt securities, equity shares and other similar interests (“securities”) held for investment purposes are stated at cost, adjusted for any amortisation of premium or discount on an appropriate basis over their estimated remaining lives. Provision is made for any impairment.

     In accordance with industry practice, securities which are not held for the purpose of investment and the associated funding of these assets are stated at market value and profits and losses arising from this revaluation are taken directly to the Profit and Loss Account. The net return on these assets, including interest, appears in dealing profits in the Profit and Loss Account. This net return comprises the revaluation profit and loss referred to above, plus profits and losses on disposal of these assets. The difference between the cost and market value of securities not held for investment is not disclosed as its determination is not practicable.

     The market values of securities are primarily derived using publicly quoted prices, direct broker quotes or recognised market models. Where such prices are unavailable, market values for those securities have been derived using in-house pricing models.

     Where securities are transferred between portfolios held for investment purposes and portfolios held for other purposes, the securities are transferred at market value. Gains and losses on these transfers are taken directly to the Profit and Loss Account, and are included within other operating income.

     Securities are recognised as assets or, in the case of short positions, liabilities, at the date at which the commitment to purchase or sell is considered to be binding.

     Securities sold subject to a sale and repurchase agreements (“repurchase” agreement) are retained on the Balance Sheet where substantially all of the risk and rewards of ownership remain within Abbey. Similarly, securities purchased subject to a purchase and resale agreement (“resale” agreement) are treated as collateralised lending transactions where Abbey does not acquire substantially all of the risks and rewards of ownership.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

Repurchase and resale agreements

Repurchase and resale agreements are included within loans and advances to banks, loans and advances to customers, deposit by banks and customer accounts. The difference between sale and repurchase and purchase and resale prices for such transactions is charged to the Profit and Loss Account over the life of the relevant transaction and reported within dealing profits. Repurchase and resale agreements transacted on standard settlement terms are recognised on the Balance Sheet on a trade date basis while all non-standard settlement terms agreements are recognised on a value date basis.

     Outright sale and purchase of securities combined with the total return swaps which remove the risk inherent in those securities are accounted for as effectively repurchase and resale agreements.

     Abbey adopts a value date accounting treatment for repurchase and resale agreements which fall outside the standard terms of settlement. It is considered that this policy is more appropriate for Balance Sheet presentation as it better reflects the economic risks and rewards of these instruments.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

Customer accounts/deposits

Contracts involving the receipt of cash on which customers receive an index-linked return are accounted for in substance as equity index-linked deposits. The current market value of the contract is reported within Customer accounts.

     Equity index-linked deposits are managed within the equity derivatives trading book as an integral part of the equity derivatives portfolio. Equity index-linked deposits are remeasured at fair value at each reporting date with changes in fair values recognised in the consolidated Profit and Loss Account. The equity index-linked deposits contain embedded derivatives. These embedded derivatives, in combination with the principal cash deposit element, are designed to replicate the investment performance profile tailored to the return agreed in the contracts with customers. Such embedded derivatives are not separated from the host instrument and are not separately accounted for as a derivative instrument, as the entire contract embodies both the embedded derivative instrument and the host instrument and is remeasured at fair value at each reporting date.

Stock borrowing and lending agreements

Obligations taken on pursuant to entering into such agreements are reported as commitments. Income earned and expense paid on stock borrowing and lending agreements is reported in dealing profits.

     This accounting policy has been amended to reflect the change in accounting policy described in the dealing profits accounting policy.

Deferred taxation

Deferred taxation is provided on all timing differences that have not reversed before the balance sheet date at the rate of tax expected to apply when those timing differences will reverse. Deferred tax assets are recognised to the extent that they are regarded as recoverable.

Subordinated liabilities (including convertible debt) and debt securities in issue

Bonds and notes issued are stated at net issue proceeds adjusted for amortisation. Premiums, discounts and expenses relating to bonds and notes issued are amortised over the life of the underlying transaction. Where premiums, discounts and expenses are matched by swap fees, the respective balances have been netted.

Derivatives

Transactions are undertaken in derivative financial instruments, (derivatives), which include interest rate swaps, cross currency and foreign exchange swaps, futures, equity and credit derivatives, options and similar instruments for both trading and non-trading purposes.

     Derivatives classified as trading are held for market-making or portfolio management purposes within Abbey’s trading books. Trading book activity is the buying and selling of financial instruments in order to take advantage of short-term changes in market prices or for market-making purposes in order to facilitate customer requirements. Trading derivatives are carried at fair value in the balance sheet within other assets and other liabilities. Valuation adjustments to cover credit and market liquidity risks and other fair value adjustments are made. Positive and negative market values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that represent a legally enforceable right of set off which will survive the liquidation of either party. Gains and losses are taken directly to the Profit and Loss Account and reported within dealing profits.

     Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating risk from potential movements in foreign exchange rates, interest rates, and equity prices inherent in Abbey’s non-trading assets, liabilities and positions. Non-trading derivatives are accounted for in a manner consistent with the assets, liabilities, or positions being hedged. Income and expense on non-trading derivatives are recognised as they accrue over the life of the instruments as an adjustment to interest receivable or interest payable. Credit derivatives, designated as non-trading and through which credit risk is taken on, are reported as guarantees which best reflect the economic substance of those transactions.

Abbey Annual Report and Accounts 2004	85

Audited Financial Statements

Financial Statements

Accounting Policies continued

     Where a non-trading derivative no longer represents a hedge because either the underlying non-trading asset, liability or position has been derecognised, or transferred into a trading portfolio, or the effectiveness of the hedge has been undermined, it is restated at fair value and any change in value is taken directly to the Profit and Loss Account and reported within other operating income. Thereafter the derivative is classified as trading or redesignated as a hedge of another non-trading item and accounted for accordingly. In other circumstances where non-trading derivatives are reclassified as trading or where non-trading derivatives are terminated, any resulting gains and losses are amortised over the remaining life of the hedged asset, liability or position. Unamortised gains and losses are reported within prepayments and accrued income and accruals and deferred income on the Balance Sheet.

     Derivatives hedging anticipatory transactions are accounted for on a basis consistent with the relevant type of transaction. Where anticipatory transactions do not actually occur, related derivatives are restated at fair value and changes in value are taken directly to the Profit and Loss Account and reported within other operating income. Where retained, such derivatives are reclassified as trading or redesignated as a hedge of a non-trading item and accounted for accordingly.

Assets leased to customers

Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. All other assets leased to customers are classified as operating lease assets.

     The net investment in finance leases represents total minimum lease payments less gross earnings allocated to future periods. Income from finance leases is credited to the Profit and Loss Account using the actuarial after-tax method to give a constant periodic rate of return on the net cash investment.

     Operating lease assets are reported at cost less depreciation. They are shown as a separate class of tangible fixed asset because they are held for a different purpose to tangible fixed assets used in administrative functions. In the Profit and Loss Account, income in respect of operating lease assets is reported within other operating income, and depreciation on operating lease assets is reported within depreciation and amortisation. Provision is made for any impairment in value, any such amount being included in depreciation and amortisation.

     Abbey selects the most appropriate method for recognition of income and depreciation according to the nature of the operating lease. This is determined by various factors including the length of the lease in proportion to the total economic life of the asset, any terms providing protection against early cancellation, and the amount of income retained in the lease to cover future uncertainties in respect of the realisation of residual values. For a large proportion of Abbey’s operating leases, the most appropriate method of accounting for income and depreciation is the actuarial after-tax method. Other operating leases are accounted for on a straight-line basis.

Leases

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the Profit and Loss Account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly except that assets are depreciated over their useful lives.

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used. Property rentals under operating leases are generally subject to annual escalation clauses or regular rent reviews; increased costs are charged from the increase date.

Securitisations

Certain Group undertakings have issued debt securities, or have entered into funding arrangements with lenders, in order to refinance existing assets or to finance the purchase of certain portfolios of loan and investment assets. These obligations are secured on the assets of the undertakings through non-recourse finance arrangements. Where the conditions for linked presentation, as stipulated in FRS 5, are met, the proceeds of the note issues, to the extent that there is no recourse to Abbey, are presented as “non-recourse finance” in Abbey’s balance sheet and shown deducted from the securitised assets, which are presented as “Loans and advances to customers subject to securitisation” in Abbey’s balance sheet.

Long-term assurance business

The value of the long-term assurance business represents the value of the shareholders’ interest in the long-term assurance funds, which consists of the present value of the surplus expected to emerge in the future from business currently in force, together with Abbey’s interest in the surplus retained within the long-term assurance funds.

     In determining this value, assumptions relating to investment returns, future mortality and morbidity, persistency and levels of expenses are based on experience of the business concerned. The surplus expected to emerge in the future is discounted at a risk-adjusted discount rate after provision has been made for taxation.

     To demonstrate the impact of the actual investment return compared to the expected return over a year, an adjustment is made (shown as embedded value charges and rebasing on long-term assurance business, in the Profit and Loss Account) identifying separately the value generated from the normal operations of the business, from that relating to market conditions. With the exception of products with material explicit investment guarantees, assumptions as to future investment returns (rather than forward market rates) are used to assess the future value of both assets and liabilities, in all cases projecting from the current market values. Where material investment guarantees are given, the market forward rate is used to assess the value of the liability.

     Changes in the value of long-term assurance business, are included in the Profit and Loss Account taking account of the effective rate of tax where appropriate. The post-tax increase in the value is treated as non-distributable until it emerges as part of the surplus arising during the year.

     The values of the assets and liabilities of the long-term assurance funds are based on the amounts included in the financial statements of the Life Assurance companies. The values are determined in accordance with the terms of the Companies Act 1985 (Insurance Companies Accounts) Regulations 1993, adjusted for the purposes of inclusion in Abbey Financial Statements in order to be consistent with Abbey’s accounting policies and presentation, where a separate asset is established to account for the value of long-term assurance business.

Reserve capital instruments

Reserve capital instruments, included within other long-term capital instruments, are unsecured securities, subordinated to the claims of unsubordinated and subordinated creditors. Reserve capital instruments are treated as subordinated liabilities. Interest payable on the reserve capital instruments is included within interest payable.

86	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements

1. Segmental analysis

a) By class of business

	Banking	Investment	Abbey		Group		Motor Finance
	and	and	Financial	General	Infra-	Wholesale	& Litigation		Group
	Savings (1)	Protection (1)	Markets (1)	Insurance (1)	structure (1)	banking (2)	Funding (2,3)	Other (2)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

2004

Net interest income	1,510	77	21	(4)	(134)	(70)	98	32	1,530

Other income and charges	438	93	291	114	95	186	(24)	(27)	1,166

Total operating income (loss)	1,948	170	312	110	(39)	116	74	5	2,696

Operating expenses excluding depreciation on operating lease assets	(1,297)	(89)	(133)	(56)	(489)	(30)	(22)	(38)	(2,154)

Depreciation and impairment on operating lease assets	–	–	–	–	–	(151)	–	–	(151)

Provisions for bad and doubtful debts	(34)	80	–	–	–	88	(89)	(10)	35

Provisions for contingent liabilities and commitments	(155)	(32)	–	–	(46)	–	–	–	(233)

Amounts written off fixed asset investments	–	–	–	–	–	80	–	–	80

Profit/(loss) before taxation	462	129	179	54	(574)	103	(37)	(43)	273

Total assets	79,645	28,838	50,073	144	812	6,956	646	2,627	169,741

Net assets	2,295	1,968	324	8	8	187	40	94	4,924

The average number of staff employed by the Group during the year was as follows:

Employees	18,015	3,666	486	94	2,038	110	28	216	24,653

2003

Net interest income	1,720	83	26	(5)	(115)	22	245	86	2,062

Other income and charges	427	(165)	223	126	90	(197)	(58)	25	385

Total operating income (loss)	2,147	(82)	249	121	(25)	(175)	187	111	2,533

Operating expenses excluding depreciation on operating lease assets	(1,286)	(58)	(128)	(89)	(309)	(107)	(137)	(83)	(2,197)

Depreciation and impairment on operating lease assets	–	–	–	–	–	(250)	(1)	–	(251)

Provisions for bad and doubtful debts	(130)	(80)	–	–	–	(154)	(99)	(11)	(474)

Provisions for contingent liabilities and commitments	(14)	–	–	–	(71)	(2)	–	(17)	(104)

Amounts written off fixed asset investments	(10)	–	–	–	–	(183)	–	–	(193)

Profit/(loss) before taxation	707	(220)	121	32	(405)	(871)	(50)	–	(686)

Total assets	77,183	28,790	54,459	165	564	7,426	2,160	6,028	176,775

Net assets	2,325	1,846	425	8	8	362	127	230	5,331

The average number of staff employed by the Group during the year was as follows:

Employees	16,378	3,708	511	139	3,999	374	1,170	759	27,038

2002

Net interest income	1,799	90	27	(3)	(175)	327	464	55	2,584

Other income and charges	454	(218)	231	149	106	378	(48)	(71)	981

Total operating income	2,253	(128)	258	146	(69)	705	416	(16)	3,565

Operating expenses excluding depreciation on operating lease assets	(1,131)	(53)	(110)	(54)	(1,074)	(123)	(546)	(66)	(3,157)

Depreciation and impairment on operating lease assets	(23)	–	–	–	–	(252)	(5)	–	(280)

Provisions for bad and doubtful debts	(151)	–	–	–	1	(247)	(115)	(2)	(514)

Provisions for contingent liabilities and commitments	(11)	–	–	–	(35)	–	(4)	–	(50)

Amounts written off fixed asset investments	2	–	–	–	–	(513)	–	–	(511)

Profit/(loss) before taxation	939	(181)	148	92	(1,177)	(430)	(254)	(84)	(947)

Total assets	67,264	30,404	43,603	199	837	48,401	7,751	6,735	205,194

Net assets	2,060	1,764	386	9	14	1,387	393	337	6,350

The average number of staff employed by the Group during the year was as follows:

Employees	15,882	3,486	539	206	4,788	495	1,503	1,284	28,183

The average number of staff employed in the year is calculated on a full-time equivalent basis.

Abbey Annual Report and Accounts 2004	87

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

Consistent with previous years, when arriving at the segmental analysis, certain adjustments have been made. They include an adjustment to reflect the capital notionally absorbed by each segment, based on the Group’s Financial Services Authority regulatory requirements, and an allocation across the segments of the earnings on Group reserves.

(1) Collectively the Personal Financial Services group of reportable segments.

(2) Collectively the Portfolio Business Unit group of reportable segments.

(3) Motor Finance and Litigation Funding were previously known as First National.

b) By geographical region

		Europe	United	Rest of	Group
	UK	(excluding UK)	States	World	Total
	£m	£m	£m	£m	£m

2004

Net interest income	1,505	30	(5)	–	1,530

Dividend income	1	–	–	–	1

Net fees and commissions receivable	524	1	–	–	525

Dealing profits	266	–	2	–	268

Other operating income	358	14	–	–	372

Total operating income	2,654	45	(3)	–	2,696

Operating expenses excluding depreciation on operating lease assets	(2,114)	(37)	(3)	–	(2,154)

Depreciation and impairment on operating lease assets	(151)	–	–	–	(151)

Provisions for bad and doubtful debts	36	(1)	–	–	35

Provisions for contingent liabilities and commitments	(233)	–	–	–	(233)

Amounts written off fixed asset investments	80	–	–	–	80

Profit/(loss) before taxation	272	7	(6)	–	273

Total assets	168,465	–	1,276	–	169,741

Net assets	4,924	–	–	–	4,924

		Europe	United	Rest of	Group
	UK	(excluding UK)	States	World	Total
	£m	£m	£m	£m	£m

2003

Net interest income	1,977	76	12	(3)	2,062

Dividend income	1	–	–	–	1

Net fees and commissions receivable	514	5	–	–	519

Dealing profits	215	–	2	–	217

Other operating income	(308)	42	–	–	(266)

Total operating income	2,399	123	14	(3)	2,533

Operating expenses excluding depreciation on operating lease assets	(2,138)	(55)	(4)	–	(2,197)

Depreciation and impairment on operating lease assets	(251)	–	–	–	(251)

Provisions for bad and doubtful debts	(467)	(7)	–	–	(474)

Provisions for contingent liabilities and commitments	(104)	–	–	–	(104)

Amounts written off fixed asset investments	(193)	–	–	–	(193)

Profit/(loss) before taxation	(754)	61	10	(3)	(686)

Total assets	174,027	1,867	881	–	176,775

Net assets	5,229	102	–	–	5,331

88	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

		Europe		Rest of	Group
	UK	(excluding UK)	United States	World	Total
	£m	£m	£m	£m	£m

2002

Net interest income	2,422	109	52	1	2,584

Dividend income	1	–	–	–	1

Net fees and commissions receivable	508	3	–	–	511

Dealing profits	203	(2)	4	–	205

Other operating income	218	46	–	–	264

Total operating income	3,352	156	56	1	3,565

Operating expenses excluding depreciation on operating lease assets	(3,013)	(135)	(8)	(1)	(3,157)

Depreciation and impairment on operating lease assets	(280)	–	–	–	(280)

Provisions for bad and doubtful debts	(517)	3	–	–	(514)

Provisions for contingent liabilities and commitments	(50)	–	–	–	(50)

Amounts written off fixed asset investments	(513)	2	–	–	(511)

Profit/(loss) before taxation	(1,021)	26	48	–	(947)

Total assets	188,888	8,705	7,465	136	205,194

Net assets	5,525	336	478	11	6,350

The above tables are based on the domicile of the office writing the business.

Abbey Annual Report and Accounts 2004	89

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

2. Discontinued Operations

					Dis-			Dis-
		Dis-		Continuing	continued		Continuing	continued
	Continuing	continued		operations	operations	Total	operations	operations	Total
	operations	operations	Total	2003	2003	2003	2002	2002	2002
	2004	2004	2004	(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,501	29	1,530	1,883	179	2,062	2,159	530	2,689

Other income and charges	1,125	(11)	1,114	828	(458)	370	982	(171)	811

Total Income	2,626	18	2,644	2,711	(279)	2,432	3,141	359	3,500

Total administrative expenses	(2,030)	(23)	(2,053)	(1,927)	(87)	(2,014)	(1,670)	(182)	(1,852)

Depreciation of tangible fixed assets excluding operating lease assets	(80)	(1)	(81)	(111)	(1)	(112)	(95)	(8)	(103)

Amortisation – Goodwill	(20)	–	(20)	(20)	–	(20)	(53)	(11)	(64)

Impairment loss on tangible & intangible fixed assets	–	–	–	(18)	–	(18)	(781)	–	(781)

Operating expenses excluding depreciation on operating lease assets	(2,130)	(24)	(2,154)	(2,076)	(88)	(2,164)	(2,599)	(201)	(2,800)

Depreciation and impairment on operating lease assets	(151)	–	(151)	(251)	–	(251)	(278)	(2)	(280)

Provisions for bad and doubtful debts	36	(1)	35	(446)	(28)	(474)	(436)	(78)	(514)

Provisions for contingent liabilities and commitments	(202)	–	(202)	(104)	–	(104)	(46)	(4)	(50)

Amounts written off fixed assets investments	–	80	80	(118)	(75)	(193)	(123)	(388)	(511)

Operating profit/(loss)	179	73	252	(284)	(470)	(754)	(341)	(314)	(655)

Income from associated undertakings	6	–	6	12	–	12	17	–	17

Profit/loss on sale of subsidiary undertakings	46	–	46	447	(358)	89	46	2	48

Less: 2002 provision	–	–	–	(357)	357	–	–	(357)	(357)

Profit/(loss) on sale or termination of an operation	(31)	–	(31)	–	(33)	(33)	–	–	–

Profit/(loss) before taxation	200	73	273	(182)	(504)	(686)	(278)	(669)	(947)

Discontinued activities included:
>	The business which managed Abbey’s debt securities portfolios in its Asset Management and Risk Transfer businesses in the Wholesale Bank segment.
>	European Banking operations discontinued in 2004 following the sale of Abbey National France.
>	Total operating income and charges in 2004 consisted of £73m (2003: £(470)m loss).

During 2003, Abbey discontinued the business which managed its debt securities portfolios in its Asset Management and Risk Transfer businesses in the the Wholesale Bank segment. Total charges and operating income in 2003 consisted of £(470)m loss (2002: £(314)m loss).

3. Other interest receivable and similar income

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

On secured advances	4,055	3,726	3,805

On unsecured advances	350	458	707

On wholesale lending	79	340	490

On finance leases	95	142	202

On other interest earning assets and investments	259	185	178

	4,838	4,851	5,382

Interest receivable on secured advances is net of £232m (2003: £284m, 2002: £401m) in respect of the charge for lending-related fees and discounts payable, which are charged against interest income over the period of time in which Abbey has the right to recover the incentives in the event of early redemption and it is normal practice to do so. The movements on such incentives are as follows:

	Group			Company
	Interest			Interest
	rate	Cash-		rate	Cash-
	discounts	backs	Total	discounts	backs	Total
	£m	£m	£m	£m	£m	£m

At 1 January 2004	18	107	125	18	107	125

Expenditure incurred in the year	147	23	170	147	23	170

Transfer to profit and loss account	(160)	(72)	(232)	(160)	(72)	(232)

At 31 December 2004	5	58	63	5	58	63

Interest due but not received on loans and advances in arrears has not been recognised in interest receivable where collectibility is in doubt, but has been suspended. A table showing the movements on suspended interest is included in note 9.

     A presentational change has been made with respect to accrued interest as set out in the accounting policy on dealing profits on page 84.

90	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

4. Interest payable

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

On retail customer accounts	2,090	1,648	1,699

On other deposits and debt securities in issue	992	1,216	2,120

On subordinated liabilities including convertible debt	313	318	365

	3,395	3,182	4,184

A presentational change has been made with respect to accrued interest as set out in the accounting policy on dealing profits on page 84.

5. Dividend income

	2004	2003	2002
	£m	£m	£m

Income from equity shares	1	1	1

6. Dealing profits

		2003	2002
	2004	(restated)	(restated)
	£m	£m	£m

Securities	83	120	117

Interest rate, equity and credit derivatives	185	97	88

	268	217	205

A presentational change has been made with respect to accrued interest as set out in the accounting policy on dealing profits on page 84.

7. Other operating (expenses)/income

	2004	2003	2002
	£m	£m	£m

Fee income from high LTV lending (see note 35)	37	45	85

Profit/(loss) on disposal of investment securities	(168)	(474)	(88)

Profit/(loss) on disposal of equity shares	–	(34)	34

Profit/(loss) on disposal of fixed assets	(34)	2	3

Income from operating leases	291	325	400

Other	118	(29)	76

	244	(165)	510

8. Administrative expenses

	2004	2003	2002
	£m	£m	£m

Staff costs (1):

Wages and salaries	791	782	769

Social security costs	65	64	62

Other pension costs	123	128	101

	979	974	932

Property and equipment expenses:

Rents payable	114	115	121

Rates payable	10	28	28

Hire of equipment	3	3	4

Other property and equipment expenses	58	75	63

	185	221	216

Other administrative expenses	889	819	704

	2,053	2,014	1,852

(1) Excludes the following staff costs incurred by the life assurance businesses, which are charged to income from long-term assurance business:

	2004	2003	2002
	£m	£m	£m

Staff costs:

Wages and salaries	76	89	82

Social security costs	5	6	6

Other pension costs	11	13	10

	92	108	98

The aggregate remuneration for audit and other services payable to the auditors is analysed below:

	2004	2003
	£m	£m

Audit services

– statutory audit	4.1	4.1

– audit related regulatory reporting	2.1	0.9

	6.2	5.0

Further assurance services	1.9	1.3

Tax services

– compliance services	0.1	0.1

– advisory services	–	0.1

	2.0	1.5

Other services

– other services	1.1	3.5

	1.1	3.5

	9.3	10.0

% Non-Audit: Audit Services	50	100

No internal audit, valuation, litigation or recruitment services were provided by the external auditors during these years.

     Further assurance relates primarily to advice on accounting matters and accords with the definition of “audit related fees” per Securities Exchange Commission guidance.

     Tax services relate principally to advice on Abbey’s tax affairs.

     The other service expenditure of £1.1m in 2004 primarily relates to consulting services, which were subject to pre-approval by the Audit and Risk Committee. The bulk of the expenditure was in connection with services provided in respect of the Sarbanes-Oxley readiness project including a dry run assessment of readiness.

     The pre-approval of services provided by the external auditors is explained on page 73.

     Included within the remuneration for audit services is the audit fee for Abbey National plc of £0.7m (2003: £0.9m).

     Of the fees payable to the Group’s auditors for audit services, £4m (2003: £3.7m; 2002: £3.8m) related to the UK.

Abbey Annual Report and Accounts 2004	91

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

9. Provisions for bad and doubtful debts

	On advances
	secured on	On other	On	On
	residential	secured	unsecured	wholesale
	properties	advances	advances	advances	Total
Group	£m	£m	£m	£m	£m

At 1 January 2004

General	177	61	32	172	442

Specific	25	63	174	161	423

Disposals of subsidiary undertakings	(28)	(38)	(4)	–	(70)

Exchange adjustments	–	–	–	–	–

Transfer from profit and loss account	(119)	98	74	(88)	(35)

Irrecoverable amounts written off	(4)	(41)	(136)	(164)	(345)

Recoveries	16	8	28	–	52

At 31 December 2004	67	151	168	81	467

Being for the Group:

General	58	3	35	14	110

Specific	9	148	133	67	357

At 1 January 2003

General	174	23	35	56	288

Specific	50	76	128	204	458

Disposals of subsidiary undertakings	(20)	(13)	(61)	–	(94)

Exchange adjustments	3	3	–	–	6

Transfer from profit and loss account	17	90	214	153	474

Irrecoverable amounts written off	(26)	(55)	(148)	(80)	(309)

Recoveries	4	–	38	–	42

At 31 December 2003	202	124	206	333	865

Being for the Group:

General	177	61	32	172	442

Specific	25	63	174	161	423

At 1 January 2002

General	150	22	36	–	208

Specific	62	72	156	–	290

Acquisition of subsidiary undertakings	6	1	1	–	8

Disposal of subsidiary undertakings	–	–	(1)	–	(1)

Transfer from investment security provisions	–	–	–	16	16

Exchange adjustments	1	2	–	(3)	–

Transfer from profit and loss account	23	26	218	247	514

Irrecoverable amounts written off	(27)	(33)	(336)	–	(396)

Recoveries	9	9	89	–	107

At 31 December 2002	224	99	163	260	746

Being for the Group:

General	174	23	35	56	288

Specific	50	76	128	204	458

92	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

	On advances
	secured on	On other	On	On
	residential	secured	unsecured	wholesale
	properties	advances	advances	advances	Total
Company	£m	£m	£m	£m	£m

At 31 December 2004

General	54	3	35	–	92

Specific	7	4	130	–	141

At 31 December 2003

General	142	3	32	–	177

Specific	5	8	87	–	100

At 31 December 2002

General	119	–	24	–	143

Specific	11	6	76	–	93

Total Group provisions at:

At 31 December 2004

UK	67	151	168	81	467

Non-UK	–	–	–	–	–

At 31 December 2003

UK	173	96	202	333	804

Non-UK	29	28	4	–	61

At 31 December 2002

UK	189	61	156	260	666

Non-UK	35	38	7	–	80

Capital provisions as a percentage of loans and advances to customers:

	On advances
	secured on	On other	On	On
	residential	secured	unsecured	wholesale
	properties	advances	advances	advances	Total
Group	%	%	%	%	%

At 31 December 2004

UK	0.1	5.1	4.4	9.4	0.7

Non-UK	0.3	–	67.3	–	0.4

At 31 December 2003

UK	0.3	3.4	4.2	13.4	1.0

Non-UK	1.6	58.5	2.7	–	3.1

At 31 December 2002

UK	0.3	1.6	2.3	3.0	0.8

Non-UK	1.1	59.9	5.9	–	2.4

Company

At 31 December 2004	0.1	0.9	4.6	–	0.4

At 31 December 2003	0.2	0.8	3.7	–	0.4

At 31 December 2002	0.2	0.6	3.5	–	0.4

Abbey Annual Report and Accounts 2004	93

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

Analysis of movements on suspended interest:

	On advances
	secured on	On other	On
	residential	secured	unsecured
	properties	advances	advances	Total
Group	£m	£m	£m	£m

At 1 January 2004	14	32	4	50

Disposal of subsidiary

undertakings	(12)	(29)	(1)	(42)

Exchange adjustments	–	–	–	–

Amounts suspended in the period	2	1	4	7

Irrecoverable amounts written off	(2)	(2)	(4)	(8)

At 31 December 2004	2	2	3	7

At 1 January 2003	31	37	8	76

Disposal of subsidiary undertakings	(12)	–	(3)	(15)

Exchange adjustments	2	2	–	4

Amounts suspended in the period	2	2	5	9

Irrecoverable amounts written off	(9)	(9)	(6)	(24)

At 31 December 2003	14	32	4	50

At 1 January 2002	39	47	10	96

Exchange adjustments	2	3	–	5

Acquisitions of subsidiary undertakings	3	–	–	3

Amounts suspended in the period	–	2	8	10

Irrecoverable amounts written off	(13)	(15)	(10)	(38)

At 31 December 2002	31	37	8	76

Company

At 31 December 2004	2	2	3	7

At 31 December 2003	1	2	3	6

At 31 December 2002	13	2	4	19

The value of loans and advances on which interest has been suspended is as follows:

	On advances
	secured on	On other	On
	residential	secured	unsecured
	properties	advances	advances	Total
Group	£m	£m	£m	£m

At 31 December 2004

Loans and advances to customers	43	30	140	213

Provisions on these amounts	(7)	–	(109)	(116)

At 31 December 2003

Loans and advances to customers	90	117	111	318

Provisions on these amounts	(21)	(27)	(72)	(120)

Company

At 31 December 2004

Loans and advances to customers	47	4	140	191

Provisions on these amounts	(7)	(3)	(109)	(119)

At 31 December 2003

Loans and advances to customers	38	6	95	139

Provisions on these amounts	(4)	(1)	(69)	(74)

Analysis of Group non-performing loans and advances

The following table presents loans and advances which are classified as “non-performing”. No interest is suspended or provisions made in respect of such cases where the Group does not expect to incur losses.

	2004	2003	2002
	£m	£m	£m

Loans and advances on which a proportion of interest has been suspended and/or on which specific provision has been made	422	1,632	669

Loans and advances 90 days overdue on which no interest has been suspended and on which no specific provision has been made	801	1,114	1,386

Non-accruing loans and advances	1	30	22

	1,224	2,776	2,077

Non-performing loans and advances as a percentage of total loans and advances to customers	1.48%	3.25%	2.36%

Provisions as a percentage of total non-performing loans and advances	38.19%	31.14%	35.95%

10. Tax on profit/(loss) on ordinary activities

The charge or credit for taxation comprises:

	2004	2003	2002
	£m	£m	£m

UK Corporation tax:

Current year	78	57	252

Prior years	8	(112)	(31)

Double tax relief	–	(7)	–

Share of associated undertakings taxation	3	5	5

Overseas taxation	–	11	8

Total current tax (credit)/charge	89	(46)	234

Deferred tax:

Timing differences, origination and reversal	55	4	(82)

	144	(42)	152

Factors affecting the charge for taxation for the year:

	2004	2003	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	273	(686)	(947)

Taxation at UK corporation tax rate of 30% of (2003: 30%, 2002: 30%)	82	(206)	(284)

Effect of non-allowable provisions and other non-equalised items	55	218	38

Amortisation and impairment of goodwill	4	11	360

Capital allowances for the period in excess of depreciation	(46)	(61)	42

Provisions and short term timing differences	(19)	98	74

Effect of non-UK profits and losses	5	6	36

Adjustment to prior year provisions	8	(112)	(31)

Effect of loss utilisation	–	–	(1)

Current tax charge for the year	89	(46)	234

94	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

Factors that may affect future period’s tax charges:

Future profits in offshore subsidiaries where rates of tax are lower than the standard UK corporation tax rate will continue to reduce the Group tax charges. However any dividends received from these offshore subsidiaries will increase future Group tax charges.

     Future profits or losses on the sale of trading subsidiaries should not be subject to taxation in the UK under the substantial shareholding exemption and this will have a corresponding impact on the future Group tax charges.

     Any future non-allowable provisions and other non-equalised items will increase the future Group tax charges.

11. Loss/profit on ordinary activities after tax

The loss after tax of the Company attributable to the shareholders is £231m (2003: loss £167m, 2002: loss £497m). As permitted by Section 230 of the Companies Act 1985, the Company’s Profit and Loss Account has not been presented in these Consolidated Financial Statements.

12. Dividends

	2004	2003	2002
	Pence	Pence	Pence
	per	per	per	2004	2003	2002
	share	share	share	£m	£m	£m

Ordinary shares (equity):

Interim (paid)	8.33	8.33	17.65	122	120	255

Final (proposed)	–	16.67	7.35	–	244	107

Special (paid)	31.00	–	–	461	–	–

	39.33	25.00	25.00	583	364	362

Preference shares (non-equity)				48	60	62

				631	424	424

13. Earnings/(loss) per ordinary share

	2004	2003	2002

Profit/(loss) attributable to the shareholders of Abbey National plc (£m)	80	(699)	(1,161)

Preference dividends (£m)	(48)	(60)	(62)

Profit/(loss) attributable to the ordinary shareholders of Abbey National plc (£m)	32	(759)	(1,223)

Weighted average number of ordinary shares in issue during the year – basic (million)	1,460	1,448	1,442

Dilutive effect of share options outstanding (million)	9	9	8

Weighted average number of ordinary shares in issue during the year – diluted (million)	1,469	1,457	1,450

Basic earnings/(loss) per ordinary share (pence)	2.2p	(52.4p )	(84.8p )

Diluted earnings/(loss) per ordinary share (pence)	2.2p	(52.4p )	(84.3p )

In accordance with UITF 13, “Accounting for ESOP Trusts”, shares held in trust in respect of certain incentive schemes have been excluded from the calculation of earnings per ordinary share as the trustees have waived dividend and voting rights.

14. Treasury bills and other eligible bills

				Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Treasury bills	1,922	1,922	1,560	1,560

Other eligible bills	68	68	71	71

	1,990	1,990	1,631	1,631

Treasury bills and other eligible bills are held for trading and liquidity management purposes.

15. Loans and advances to banks

		Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Items in the course of collection	94	171	85	164

Amounts due from subsidiaries	–	–	3,381	3,925

Purchase and resale agreements	6,397	5,034	–	–

Other loans and advances	3,657	1,950	139	129

	10,148	7,155	3,605	4,218

Repayable:

On demand	2,887	3,089	209	142

In not more than 3 months	7,197	4,022	85	232

In more than 3 months but not more than 1 year	63	11	322	546

In more than 1 year but not more than 5 years	1	33	740	1,337

In more than 5 years	–	–	2,249	1,961

	10,148	7,155	3,605	4,218

Banking business	3,068	1,031	3,605	4,218

Trading business	7,080	6,124	–	–

	10,148	7,155	3,605	4,218

The loans and advances to banks in the above table have the following interest rate structures:

		Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Fixed rate	7,854	5,225	136	115

Variable rate	2,187	1,754	3,375	3,939

Items in the course of collection (non-interest bearing)	107	176	94	164

	10,148	7,155	3,605	4,218

The Group’s policy is to hedge fixed rate loans and advances to banks to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 51, Derivatives – Non-trading derivatives, for further information.

Abbey Annual Report and Accounts 2004	95

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

16. Loans and advances to customers

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Advances secured on residential properties	76,012	75,014	75,114	71,208

Purchase and resale agreements	11,257	9,372	1,083	–

Other secured advances	1,642	2,849	3,226	1,300

Unsecured advances	3,413	4,441	–	2,797

Wholesale lending	880	2,115	–	–

Collateralised and guaranteed mortgage loans	5	48	–	–

Amounts due from subsidiaries	–	–	434	765

	93,209	93,839	79,857	76,070

Repayable:

On demand or at short notice	9,391	10,844	1,859	1,648

In not more than 3 months	6,240	3,971	706	946

In more than 3 months but not more than 1 year	2,482	4,513	1,930	2,083

In more than 1 year but not more than 5 years	11,347	12,899	10,270	10,720

In more than 5 years	64,216	62,477	65,325	60,950

Less: provisions (see note 9)	(467)	(865)	(233)	(277)

	93,209	93,839	79,857	76,070

Banking business	81,852	84,234	79,857	76,070

Trading business	11,357	9,605	–	–

	93,209	93,839	79,857	76,070

Included within Group unsecured advances in 2003 were two contingent loans owed by the with-profit sub funds of the long-term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £571m and £623m respectively. These loans included accrued interest of £75m and £80m and were subject to provisions of £76m and £4m, respectively. These loans were repaid in the course of 2004. See note 21, long-term Assurance business, for further information.

     The loans and advances to customers included in the above table have the following interest rate structures:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Fixed rate	32,502	30,877	18,446	16,590

Variable rate	61,174	63,827	61,644	59,757

Provisions	(467)	(865)	(233)	(277)

	93,209	93,839	79,857	76,070

The Group’s policy is to hedge fixed rate loans and advances to customers to floating rates using derivative instruments, or by matching with other on-balance sheet interest rate exposures. See note 51, Derivatives – Non-trading derivatives for further information.

17. Loans and advances to customers subject to securitisation

Loans and advances to customers include portfolios of residential mortgage loans which are subject to non-recourse finance arrangements. These loans have been purchased by, or assigned to, special purpose securitisation companies (“Securitisation Companies”), and have been funded primarily through the issue of mortgage-backed securities (“Securities”). No gain or loss has been recognised as a result of these sales. These Securitisation Companies are consolidated and included in the Group financial statements as quasi-subsidiaries.

     Abbey National plc and its subsidiaries are under no obligation to support any losses that may be incurred by the Securitisation Companies or holders of the Securities except as described below, and do not intend to provide such further support. Carfax Insurance Limited, a wholly owned subsidiary of Abbey National plc, provides mortgage indemnity guarantee insurance to Abbey National plc. Abbey National plc has assigned its interest under each mortgage indemnity guarantee policy to the Securitisation Companies, to the extent that it relates to loans comprised in the current portfolio. Since 1 January 2002 Abbey National plc has not taken out mortgage indemnity guarantee insurance in relation to new mortgage loans. Holders of the Securities are only entitled to obtain payment of principal and interest to the extent that the resources of the Securitisation Companies are sufficient to support such payments, and the holders of the Securities have agreed in writing not to seek recourse in any other form.

     Abbey National plc receives payments from the Securitisation Companies in respect of fees for administering the loans, and payment of deferred consideration for the sale of the loans. In addition, Abbey National plc has made interest bearing subordinated loans to Holmes Financing (No.1) plc, Holmes Financing (No.2) plc, Holmes Financing (No.3) plc, Holmes Financing (No.4) plc, Holmes Financing (No.5) plc, Holmes Financing (No.6) plc, Holmes Financing (No.7) plc and Holmes Financing (No.8) plc. Abbey National plc does not guarantee the liabilities of the subsidiary which provides mortgage indemnity guarantee insurance. Abbey National plc is contingently liable to pay to the subsidiary any unpaid amounts in respect of share capital. At a Group level, a separate presentation of assets and liabilities is adopted to the extent of the amount of insurance cover provided by the subsidiary.

     Abbey National Treasury Services plc has entered into an interest rate swap with Holmes Funding Limited. This swap in effect converts a proportion of the fixed and variable interest flows receivable from customers into LIBOR based flows to match the interest payable on the Securities.

     Abbey National plc has no right or obligation to repurchase the benefit of any securitised loan, except if certain representations and warranties given by Abbey National plc at the time of transfer are breached.

     In April 2004 Holmes Funding Limited acquired, at book value, a beneficial interest in the trust property vested in Holmes Trustees Limited. This further beneficial interest of £4.0bn was acquired through borrowing from Holmes Financing (No.8) plc, which funded its advance to Holmes Funding Limited, principally through the issue of mortgage backed securities. The remaining share of the beneficial interest in residential mortgage loans held by Holmes Trustees Limited belongs to Abbey National plc, and amounts to £15.8bn at 31 December 2004.

96	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The balances of assets securitised and non-recourse finance at 31 December 2004 were as follows:

			Non-	Subordinated
		Gross assets	recourse	loans made
		securitised	finance	by the Group
Securitisation company	Date of securitisation	£m	£m	£m

Holmes Financing
(No.1) plc	19 July 2000	* 1,520	1,537	4

Holmes Financing
(No.2) plc	29 November 2000	* 655	856	4

Holmes Financing
(No.3) plc	23 May 2001	* 533	1,322	6

Holmes Financing
(No.4) plc	5 July 2001	* 1,546	1,791	3

Holmes Financing
(No.5) plc	8 November 2001	* 901	992	2

Holmes Financing
(No.6) plc	7 November 2002	* 2,704	2,878	2

Holmes Financing
(No.7) plc	20 March 2003	* 1,540	1,836	1

Holmes Financing
(No. 8) plc	1 April 2004	3,769	3,886	12

Retained interest in Holmes Trustees Limited		** 15,808	–	–

		28,976	15,098	34

*	Represents the interest in the trust property at book value held by Holmes Funding Limited related to the debt issued by these securitisation companies.

**	As part of the master structure trust agreement, a certain proportion of funds is required to be retained in the trust.

The securitisation vehicles have placed deposits totalling £2,150m representing cash which has been accumulated to finance the redemption of a number of securities issued by the securitisation companies. The securitisation companies’ contractual interest in advances secured on residential property is therefore reduced by this amount.

     Abbey National plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies or their parents.

     A summarised profit and loss account for the years ended 31 December 2004, 2003 and 2002 and an aggregated balance sheet at 31 December 2004 and 2003 for the above companies is set out below:

Profit and loss account for the year ended 31 December

	2004	2003	2002
	£m	£m	£m

Net interest income	15	3	7

Other operating expenses	(9)	(7)	(8)

Administrative expenses	(1)	(1)	–

Provisions	19	(6)	(7)

Profit/(loss) for the financial period	24	(11)	(8)

Prior years have been restated for a reallocation between administrative expenses and other operating expenses.

Cash flow statement for period ended 31 December

	2004	2003	2002
	£m	£m	£m

Net cash outflow from operating activities	(2)	–	(5)

Net cash outflow from returns on investment and servicing of finance	–	–	–

Total taxation paid	2	–	–

Net cash inflow/(outflow) from capital expenditure and financing investment	–	–	–

Net cash outflow before financing	–	–	–

Net cash inflow from financing	–	–	–

Net (decrease)/increase in cash	–	–	(5)

Balance sheet as at 31 December

	2004	2003
	£m	£m

Loans and advances to banks	2,982	1,504

Loans and advances to customers	13,168	14,053

Prepayments	101	72

Total assets	16,251	15,629

Deposits by banks	540	547

Debt securities in issue	15,510	14,895

Accruals and deferred income	203	210

Profit and loss account	(2)	(23)

Total liabilities	16,251	15,629

18. Net investment in finance leases

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Amounts receivable	1,983	4,241	3	21

Less: deferred income	(835)	(1,668)	–	(3)

	1,148	2,573	3	18

Repayable:

In not more than 3 months	37	31	–	1

In more than 3 months but not more than 1 year	12	66	–	4

In more than 1 year but not more than 5 years	84	537	3	13

In more than 5 years	1,015	1,939	–	–

	1,148	2,573	3	18

Cost of assets acquired for the purpose of letting under finance leases in the year	–	176	–	11

Gross rentals receivable	135	611	–	21

Commitments as lessor for the purchase of equipment for use in finance leases	3	–	–	–

Provisions for impairment relate to small ticket leasing assets.

Abbey Annual Report and Accounts 2004	97

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

19. Debt securities

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
Investment securities	£m	£m	£m	£m

Issued by public bodies:

Government securities	–	–	125	125

Other public sector securities	28	28	28	28

	28	28	153	153

Issued by other issuers:

Bank and building society certificates of deposit	317	317	204	204

Other debt securities	361	379	1,574	1,484

	678	696	1,778	1,688

Less: provisions	(34)	–	(178)	–

Sub-total –

Non-trading book	672	724	1,753	1,841

Other securities

Issued by public bodies:

Government securities	3,359	3,359	4,374	4,374

Issued by other issuers:

Bank and building society certificates of deposit	11,170	11,170	15,811	15,811

Other debt securities	7,482	7,482	8,390	8,390

	18,652	18,652	24,201	24,201

Sub-total – Trading book	22,011	22,011	28,575	28,575

Total	22,683	22,735	30,328	30,416

	Company
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
Investment securities	£m	£m	£m	£m

Issued by public bodies:

Other public sector securities	28	28	28	28

Issued by other issuers:

Other debt securities	377	377	452	452

	405	405	480	480

The Company held no securities for purposes other than investment. The investment securities held by the Company include subordinated investments in subsidiaries of £377m (2003: £432m) and are included within Other debt securities. Investment securities held by the Group include £nil (2003: £20m) of subordinated investments in associates and are included within Other debt securities.

     All of the securities held by the Company are unlisted.

Analysed by listing status:

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
Investment securities	£m	£m	£m	£m

Listed in the UK	370	422	701	673

Listed or registered elsewhere	255	257	161	223

Unlisted	47	45	891	945

Sub-total – Non-trading book	672	724	1,753	1,841

Other securities

Listed in the UK	1,199	1,199	2,015	2,015

Listed or registered elsewhere	6,414	6,414	7,644	7,644

Unlisted	14,398	14,398	18,916	18,916

Sub-total – Trading book	22,011	22,011	28,575	28,575

Total	22,683	22,735	30,328	30,416

Book value of debt securities analysed by maturity:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Due within 1 year	12,996	20,644	28	150

Due in more than 1 year but not more than 5 years	4,790	3,712	–	–

Due in more than 5 years but not more than 10 years	3,920	4,427	–	32

Due in more than 10 years	1,011	1,723	377	298

Less: provisions	(34)	(178)	–	–

	22,683	30,328	405	480

The movement on debt securities held for investment purposes was as follows:

	Group
			Net book
	Cost	Provisions	value
	£m	£m	£m

At 1 January 2004	1,931	(178)	1,753

Exchange adjustments	(148)	–	(148)

Additions	1,476	–	1,476

Disposals	(1,331)	93	(1,238)

Redemptions and maturities	(1,239)	–	(1,239)

Transfers to other securities (net)	–	(16)	(16)

Transfer from profit and loss account	–	67	67

Net of amortisation of discounts (premiums)	17	–	17

At 31 December 2004	706	(34)	672

	Company
			Net book
	Cost	Provisions	value
	£m	£m	£m

At 1 January 2004	480	–	480

Exchange Adjustments	(43)	–	(43)

Disposals	(32)	–	(32)

At 31 December 2004	405	–	405

98	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The total net book value of debt securities held for investment purposes at 31 December 2004 includes net unamortised premiums/discounts of £34m (2003: £39m).

     Included within debt securities are £nil (2003: £5m) of subordinated amounts due from third parties, which comprise debt securities issued by financial services companies which qualify as regulatory capital for the issuing company. There are hedges in place in respect of the majority of fixed rate investment securities whereby the rise or fall in their market value, due to interest rate movements, will be offset by a substantially equivalent reduction or increase in the value of the hedges. The Group also purchases credit protection by entering into credit derivative transactions such as credit default swaps and total return swaps with highly rated banks. In 2003 the Group had purchased protection on a £707m portfolio of high yield assets. Protection had been purchased from a third party bank, which has in turn purchased protection from Newark (a synthetic Collateral Debt Obligation) and super senior protection from a super senior Monoline insurer. The Group’s exposure under the structure was £91m. This consisted of a junior note exposure (net of provisions) of £31m to Newark and a potential exposure with respect to credit spread of £60m. This structure was unwound in the course of 2004.

     In prior years Investment debt securities included asset backed and mortgage-backed securities sold to various bankruptcy-remote special purpose vehicles.

     The special purpose vehicles were owned directly by charitable trusts and therefore were not legal subsidiaries of the Group. However they were consolidated into the Group on the basis that substantially all the rewards inherent in those entities were retained in the Group.

     The debt security acquisitions by these special purpose vehicles were funded primarily through the issue of commercial paper to the market. These vehicles were disposed in the course of 2003.

     An aggregated summary profit and loss account for the years ended 31 December 2004, 2003 and 2002, and an aggregated balance sheet as at 31 December 2004 and 2003 for these entities are shown below.

Profit and loss account for the year ended 31 December

	2004	2003	2002
	£m	£m	£m

Interest receivable	–	33	137

Interest payable	–	(29)	(115)

Net interest income	–	4	22

Profit on disposal of investment debt securities	–	4	2

Profit for the financial year	–	8	24

Amounts charged to entities of the Group	–	(8)	(24)

Retained profits	–	–	–

Balance sheet as at 31 December

	2004	2003
	£m	£m

Investment debt securities	–	–

Prepayments and accrued income	–	–

Total assets	–	–

Debt securities in issue	–	–

Accruals and deferred income	–	–

Total liabilities	–	–

20. Equity shares and other similar interests

	Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Listed in the UK	502	503	1,164	1,164

Listed elsewhere	663	664	93	93

Unlisted	11	11	376	376

	1,176	1,178	1,633	1,633

Banking business	30	32	394	394

Trading business	1,146	1,146	1,239	1,239

	1,176	1,178	1,633	1,633

	Company
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Unlisted	1	1	2	2

The movement on equity shares and other similar interests held for investment purposes was as follows:

	Group
			Net book
	Cost	Provisions	value
	£m	£m	£m

At 1 January 2004	655	(261)	394

Exchange adjustments	(14)	5	(9)

Additions	210	–	210

Disposals	(808)	244	(564)

Impairments	(1)	–	(1)

At 31 December 2004	42	(12)	30

There was a small movement on Company equity shares and other similar interests held for investment purposes during the year. The total amount held was £1m (2003: £2m). There were no provisions. These amounts exclude investment in subsidiary undertakings.

21. Long-term assurance business

The value of the long-term assurance business is as follows:

	2004	2003	2002
Gross of tax basis:	£m	£m	£m

Income from long-term assurance business before embedded value charges and rebasing	108	176	321

Embedded value charges and rebasing	(32)	(378)	(632)

Income from long-term assurance business after embedded value charges and rebasing	76	(202)	(311)

Net of tax basis:

Income from long-term assurance business before embedded value charges and rebasing	78	110	252

Embedded value charges and rebasing	(94)	(369)	(480)

Income from long-term assurance business after embedded value charges and rebasing	(16)	(259)	(228)

The assets and liabilities of the long-term assurance funds are presented separately from those of other businesses in order to reflect the different nature of the shareholders’ interest in them.

     The value of the long-term assurance business is calculated by discounting the proportion of surplus which is projected to accrue to shareholders in future years from business currently in force, and adding the shareholders’ interest in the surplus retained within the long-term assurance funds. The basis on which this value is determined is reviewed regularly in the light of the experience of the business and expectations regarding future economic conditions.

Abbey Annual Report and Accounts 2004	99

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The principal long-term economic assumptions used are as follows:

	2004	2003
	%	%

Risk adjusted discount rate (net of tax)	7.25	7.5

Return on equities (gross of tax – pension business)	7.0	7.25

Return on equities (gross of tax – life business)	7.0	7.25

Return on gilts (gross of tax)	4.5	4.75

Return on corporate bonds (gross of tax)	5.0	5.25

Return on property	6.5	6.75

Inflation (indexation)	2.75	2.75

Inflation (expenses)	3.75	3.75

Embedded Value rebasing and other adjustments

The embedded value rebasing is made up of two components:

Investment assumptions and variances

The variance represents the adjustment to allow for differences between actual market performance and our assumptions set out at the beginning of the year. Overall investment assumptions and variances have improved by £101m. The improvement shows that investment performance and market movements were in closer alignment with assumptions. In Scottish Mutual, the cost of £19m principally reflects realised losses and an adjustment to the assumed value of future profits following changes in asset mix during the period. The positive £7m Scottish Provident investment variance is largely driven by a change in asset mix in the non-profit sub-fund out of cash and into bonds.

Other one off adjustments

The 2003 results included provisions in relation to the realistic balance sheet position of the funds. The 2004 results include a partial release of provisions no longer required together with a reallocation of provisions between entities in the long-term fund, excluding the shareholders’ fund.

     Movement in the embedded value asset is calculated as follows:

	2004	2003
	£m	£m

At 1 January	2,272	2,316

Increase in value of long-term business after tax	78	110

Embedded value rebasing and other adjustments	(94)	(369)

Capital injections	–	272

Surplus transferred to/(from) long-term business funds	712	(57)

At 31 December	2,968	2,272

The assets and liabilities of the long-term assurance funds are:

	2004	2003
	£m	£m

Investments	17,913	19,570

Assets held to cover linked liabilities	6,782	7,041

Debtors and prepayments	2,893	3,465

Other assets	2,656	1,564

Total assets	30,244	31,640

Less: Attributable to shareholders	3,064	3,304

Total assets attributable to policyholders	27,180	28,336

Technical provisions	16,601	18,729

Technical provisions for linked liabilities	6,998	7,142

Fund for future appropriations	898	(769)

Other creditors	2,683	3,234

Total liabilities attributable to policyholders	27,180	28,336

These balances are prepared in accordance with applicable UK Accounting Standards under the historical cost accounting rules modified to include revaluation of investments. The accounts have also been prepared in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in November 2003.

     The amounts of these assets, which are valued at market value, and liabilities of the long-term assurance funds included in the consolidated balance sheet are based upon the draft life assurance balance sheets prepared in compliance with the special provisions relating to insurance groups of section 255A and Schedule 9A to the Companies Act 1985.

     Included within other creditors in 2003 above are two contingent loans owed by the with-profit sub funds of the long-term business funds of Scottish Mutual Assurance plc and Scottish Provident Limited to Abbey National Scottish Mutual Assurance Holdings Limited of £500m and £619m, respectively. Accrued interest on these loans amounted to £75m and £80m, respectively.

The capital structure of the Life Companies changed significantly in July 2004 following the completion of Abbey’s review of the with-profits funds in Scottish Mutual and Scottish Provident and it’s subsequent agreement with the Financial Services Authority. Both contingent loans were repaid with no incremental capital or adverse profit impact over and above that already reported. A significant contribution was made to the Scottish Mutual with-profits fund, which was covered by provisions set up in prior years. In addition, the hedging programme was extended and moved into the with-profits funds to allow them to stand independently, reducing policyholder and shareholder risk.

22. Interests and shares in associated undertakings

The movement in interests in associated undertakings for 2004 and 2003 was as follows:

	Group	Company
	£m	£m

At 1 January 2004	39	32

Additions	–	–

Dividend Received	–	(20)

Share of current year net assets	(14)	–

At 31 December 2004	25	12

At 1 January 2003	51	–

Additions	–	51

Dividend Received	–	(19)

Share of current year net assets	(12)	–

At 31 December 2003	39	32

100	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The principal associated undertakings at 31 December 2004 are:

		Group
		Interest
Name and nature of business	Issued share capital	%

EDS Credit Services Ltd,	5,000 A ordinary shares of £0.01	25
Information technology services	each and 1,000 B ordinary shares of £0.01 each

PSA Finance plc, Personal finance	40,000,000 £1 ordinary shares	50

IF Online Group Limited,	5,393,191 A ordinary shares of £1 each
Information technology services	1,000,000 B ordinary shares of £1 each 930,120 Class A ordinary shares of £1 each 38,317 Class C preference shares of £1 each 1 Founder share of £1 each, and 1 Abbey special share of £1 each

Abbey National plc acquired PSA Finance plc from First National Bank plc on 1 February 2003.

     The UK is the principal area of operation of the principal associated undertakings and all are registered in England and Wales.

     All associated undertakings are unlisted. EDS Credit Services Limited and PSA Finance plc have a year end of 31 December. IF Online Group Limited has a year end of 30 November.

23. Shares in Group undertakings

	2004	2003
	Net	Net
	book	book
	value	value
	£m	£m

Subsidiary undertakings

Banks	2,486	2,264

Others	5,764	5,907

	8,250	8,171

The movement in shares in Group undertakings was as follows:

	Cost	Impairment	Company
	£m	£m	£m

At 1 January 2004	10,071	(1,900)	8,171

Exchange adjustments	–	–	–

Additions	13	(142)	(129)

Disposals	(122)	45	(77)

Write-back of impairments	–	285	285

At 31 December 2004	9,962	(1,712)	8,250

Subscriptions for additional share capital in existing subsidiary undertakings during the year amounted to £13m, including £5m in Abbey National Asset Managers and £5m in Abbey National Independent Consulting Group.

     The write-back of impairments of shares in group undertakings in the year included: Abbey National Treasury Services plc £285m.

     This was offset by impairment of shares in group undertakings in the following: Inscape development £71m, Scottish Mutual International Holdings £35m and AN 123 Limited £25m. These impairments are only in the Abbey National plc accounts and do not affect the consolidated accounts.

The following table details group undertakings sold in the year and the consideration received.

Date	Company/Business disposed of	Consideration

5 Mar 2004	Abbey National September Leasing (1) Limited	£89m cash

10 Mar 2004	Royal St Georges Banque, S.A.	£37m cash

26 Mar 2004	Abbey National September Leasing (2) Limited	£251m cash

30 Jun 2004	Asset Finance & Leasing Business	£875m cash

31 Jul 2004	Abbey National March Leasing (5) Limited	£nil

17 Sep 2004	Abbey National September Leasing (6) Limited	£13m cash

21 Oct 2004	Abbey National June Leasing (6) Limited	£23m cash

16 Nov 2004	Abbey National France, S.A.	£1,525m cash

25 Nov 2004	Porterbrook Leasing Company (Euro) Limited	£117m cash

3 Dec 2004	Eole Finance, S.A.	£3m cash

9 Dec 2004	Abbey National June Leasing (2) Limited	£78m cash

9 Dec 2004	Abbey National December Leasing (2) Limited	£169m cash

Total cash consideration		£3,180m cash

The principal subsidiaries of Abbey National plc at 31 December 2004 are shown below, all of which are directly held and unlisted except where indicated.

Country of Incorporation
	Nature of business	or registration

Abbey National Leasing Companies* (9 companies)	Finance leasing	England & Wales

Abbey National Treasury Services plc	Treasury operations	England & Wales

Abbey National Unit Trust Managers*	Unit trust management	Scotland

Abbey National Treasury International Ltd*	Personal finance	Jersey

Cater Allen International Ltd*	Money market and broker dealer	England & Wales

Scottish Mutual Investment Managers Ltd*	Investment managers	Scotland

Carfax Insurance Ltd	Insurance	Guernsey

Abbey National Life plc	Insurance	England & Wales

Abbey National PEP and ISA Managers Ltd*	PEP and ISA management	Scotland

Scottish Mutual Assurance plc*	Insurance	Scotland

Scottish Provident Ltd*	Insurance	Scotland

Scottish Mutual Pension Funds Investment Ltd	Investment	Scotland

Abbey National North America Corporation	Funding	United States

Abbey National Securities Inc.	Broker dealer	United States

* Held indirectly through subsidiary companies.

All of the above entities have accounting reference dates of 31 December with the exception of the following: Abbey National March Leasing (1) and (2) Limited (both 31 March); Abbey National June Leasing (3), Limited (30 June); and Abbey National September Leasing Limited (30 September).

     All the above companies are included in the Consolidated Financial Statements. The Company holds directly or indirectly 100% of the issued ordinary share capital of its principal subsidiaries. All companies operate principally in their country of incorporation or registration. Abbey National Treasury Services plc also has a branch office in the US. Abbey National plc has branches in France and the Isle of Man and a representative office in Dubai.

Abbey Annual Report and Accounts 2004	101

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

24. Sale of Subsidiary Undertaking

On 16 November 2004 the Group sold its 100% interest in the ordinary share capital of Abbey National France SA. The profit of Abbey National France SA up to the date of disposal was £10m, and for its last financial year £7m. Net Assets disposed of and the related sales proceeds were as follows.

£m

Loans and Advances to Customers	1,528

Loans and advances to Banks	8

Other Assets	25

Deposits by Banks	(15)

Other Liabilities	(27)

Net Assets	1,519

Goodwill Written Back	6

Profit on Sale	–

Sales Proceeds	1,525

Satisfied by cash	1,525

Net Cash Inflows in respect of sale comprise

Cash Consideration

Cash at Bank and in Hand Sold	1,525

1,525

25. Intangible fixed assets

Purchased
goodwill
Group
£m

Cost

At 1 January 2004	1,073

Additions	–

Disposals	(6)

At 31 December 2004	1,067

Amortisation and impairment

At 1 January 2004	732

Charge for the year	20

Disposals	(2)

Impairments	–

At 31 December 2004	750

Net book value

At 31 December 2004	317

At 31 December 2003	341

Intangible fixed assets comprise positive purchased goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses made since 1 January 1998.

     Goodwill included above in respect of all material acquisitions is currently being amortised over a period of 20 years. Previously, goodwill arising on acquisitions of subsidiary undertakings and purchases of businesses was taken directly to reserves.

     In accordance with FRS 11, ‘Impairment of fixed assets and goodwill’, the carrying value of goodwill has been reviewed for impairment if there is some indication that impairment has occurred.

     The cumulative amount of goodwill taken to the Profit and Loss Account reserve in previous periods by the Group and not subsequently recognised in the Profit and Loss Account is £613m (2003: £620m), and by the Company £528m (2003: £528m).

26. Tangible fixed assets excluding operating lease assets

	Group
	Premises	Equipment	Total
	£m	£m	£m

Cost or valuation

At 1 January 2004	43	982	1,025

Disposals of subsidiary undertakings	–	(7)	(7)

Additions	6	84	90

Disposals	(7)	(41)	(48)

At 31 December 2004	42	1,018	1,060

Depreciation

At 1 January 2004	9	748	757

Disposals of subsidiary undertakings	–	(6)	(6)

Charge for the year	3	78	81

Disposals	(2)	(16)	(18)

At 31 December 2004	10	804	814

Net book value

At 31 December 2004	32	214	246

At 31 December 2003	34	234	268

	Company
	Premises	Equipment	Total
	£m	£m	£m

Cost

1 January 2004	24	945	969

Disposal of businesses	–	–	–

Additions	9	82	91

Disposals	(2)	(36)	(38)

At 31 December 2004	31	991	1,022

Depreciation

At 1 January 2004	4	726	730

Disposal of businesses	–	–	–

Charge for the year	3	75	78

Disposals	–	(12)	(12)

At 31 December 2004	7	789	796

Net book value

At 31 December 2004	24	202	226

At 31 December 2003	20	219	239

102	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The net book value of Other premises comprises:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Freeholds	7	9	–	1

Long leaseholds	3	5	1	1

Short leaseholds	22	20	22	17

Net book value at 31 December	32	34	23	19

Of which occupied for own use	29	32	23	19

The net book value of Other premises includes:

Assets held under finance leases	–	1	–	1

Depreciation charge for the year on these assets	–	3	–	3

Capital expenditure which has been contracted, but not provided for in the financial statements	13	38	13	38

27. Operating lease assets

Group
£m

Cost

At 1 January 2004	3,763

Additions	316

Disposals	(766)

At 31 December 2004	3,312

Depreciation and impairment

At 1 January 2004	1,234

Charge for the year	151

Disposals	(413)

At 31 December 2004	971

Net book value

At 31 December 2004	2,341

At 31 December 2003	2,529

The net book value of operating lease assets includes residual values at the end of current lease terms, which will be recovered through reletting or disposal in the following periods:

	2004	2003
	£m	£m

In not more than 1 year	87	493

In more than 1 year but not more than 2 years	364	102

In more than 2 years but not more than 5 years	347	432

In more than 5 years	1,312	1,223

	2,110	2,250

Capital expenditure which has been contracted, but not provided for in the financial statements	267	324

28. Other assets

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Foreign exchange, interest rate, equity & credit contracts:

Positive market value of trading derivative contracts (note 51)	2,377	1,643	–	–

Translation differences on foreign exchange derivatives used for hedging purposes	214	209	–	–

Debtors and other settlement balances	915	909	147	213

Introducer fees	22	80	6	8

Deferred tax asset (note 37)	–	–	160	122

Other	1,133	1,321	980	658

	4,661	4,162	1,293	1,001

29. Prepayments and accrued income

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Accrued interest due from subsidiaries	–	–	46	88

Unamortised lending-related fees (see note 3)	63	125	64	125

Other accrued interest	812	831	187	197

Prepayments and other accruals	320	274	82	91

	1,195	1,230	379	501

Other accrued interest includes interest on dealing assets.

30. Assets subject to sale and repurchase transactions

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Debt securities	457	1,968	–	–

The above amounts are the assets held under sale and repurchase transactions included within the amounts disclosed in note 19, Debt securities.

Abbey Annual Report and Accounts 2004	103

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

31. Deposits by banks

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Items in the course of transmission	161	204	161	191

Amounts due to subsidiaries	–	–	15,536	18,589

Sale and repurchase agreements	6,592	9,390	–	–

Other deposits	11,659	12,531	–	–

	18,412	22,125	15,697	18,780

Repayable:

On demand	1,166	5,422	2	372

In not more than 3 months	15,343	14,766	13,565	17,480

In more than 3 months but not more than 1 year	874	1,502	639	58

In more than 1 year but not more than 5 years	316	18	342	–

In more than 5 years	713	417	1,149	870

	18,412	22,125	15,697	18,780

Banking business	8,578	1,178	15,697	18,780

Trading business	9,834	20,947	–	–

	18,412	22,125	15,697	18,780

32. Customer accounts

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Retail deposits	61,887	60,534	52,919	51,469

Amounts due to subsidiaries	–	–	10,394	3,886

Sale and repurchase agreements	7,843	4,602	–	–

Other customer accounts	9,120	9,265	2,597	2,545

	78,850	74,401	65,910	57,900

Repayable:

On demand	52,746	46,847	57,990	43,404

In not more than 3 months	21,293	21,900	7,184	13,526

In more than 3 months but not more than 1 year	2,116	2,820	52	77

In more than 1 year but not more than 5 years	1,097	641	54	27

In more than 5 years	1,598	2,193	630	866

	78,850	74,401	65,910	57,900

Banking business	69,348	63,638	65,910	57,900

Trading business	9,502	10,763	–	–

	78,850	74,401	65,910	57,900

Included in Group and Company customer accounts are amounts due to associated undertakings of £nil (2003: £15m) and £nil (2003: £15m), respectively.

     Contracts involving the receipt of cash on which customers receive an equity index-linked return are accounted for in substance as equity index-linked deposits. The current market value of the contract is reported within Other customer accounts.

33. Debt securities in issue

				Group
	2004	2004	2003	2003
	Book	Market	Book	Market
	value	value	value	value
	£m	£m	£m	£m

Bonds and medium-term notes	13,015	14,397	14,939	14,996

Other debt securities in issue	8,954	8,917	9,895	9,897

	21,969	23,314	24,834	24,893

The market values for medium and long-term debt securities in issue have been determined using quoted market prices where reliable prices are available. In other cases, market values have been determined using in-house pricing models, or stated at amortised cost.

	Company
	2004	2003
	£m	£m

Bonds and medium-term notes	–	–

Other debt securities in issue	4	4

	4	4

Bonds and medium-term notes are repayable:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

In not more than 3 months	410	4,295	–	–

In more than 3 months but not more than 1 year	2,060	1,742	–	–

In more than 1 year but not more than 2 years	4,468	2,095	–	–

In more than 2 years but not more than 5 years	4,688	4,391	–	–

In more than 5 years	1,389	2,416	–	–

	13,015	14,939	–	–

Other debt securities in issue are repayable:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

In not more than 3 months	5,369	5,114	–	–

In more than 3 months but not more than 1 year	3,215	3,573	–	–

In more than 1 year but not more than 2 years	128	789	4	–

In more than 2 years but not more than 5 years	7	21	–	4

In more than 5 years	235	398	–	–

	8,954	9,895	4	4

104	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

34. Other liabilities

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Creditors and accrued expenses	2,417	2,122	975	1,051

Short positions in government debt securities and equity shares	2,715	4,303	–	–

Taxation	37	(5)	(61)	(137)

Foreign exchange, interest rate, equity & credit contracts:

Negative market value of trading derivative contracts (see note 51)	3,665	4,762	–	–

Translation differences on foreign exchange derivatives used for hedging purposes	336	269	199	115

Obligations under finance leases all payable in:

Less than 1 year	–	1	1	1

1 year to 5 years	–	–	–	–

	9,170	11,452	1,114	1,030

Short positions in government debt securities are mainly held for trading liquidity and hedging purposes. The market value of short positions in debt securities and equity shares is £2,715m (2003: £4,303m).

35. Accruals and deferred income

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Interest due to subsidiaries	–	–	108	89

Other accrued interest	1,578	1,284	886	700

Deferred income from residential mortgage lending	43	79	–	–

Other deferred income	108	219	14	34

	1,729	1,582	1,008	823

During the year, £37m (2003: £45m) of deferred income relating to high loan to value lending was taken to the profit and loss account.

     Other accrued interest includes interest on dealing liabilities.

36. Provisions for liabilities and charges

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Deferred taxation (see note 37)	550	690	–	–

Other provisions for liabilities and charges (see note 38)	320	146	224	100

	870	836	224	100

37. Deferred taxation

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Tax effect of timing differences due to:

Excess of capital allowances over depreciation	(68)	(64)	(60)	(54)

Other	(75)	(98)	(100)	(68)

Capital allowances on finance lease receivables	693	852	–	–

	550	690	(160)	(122)

	Group	Company
	£m	£m

At 1 January 2004	690	(122)

Transfer from profit and loss account	55	(38)

Disposals of subsidiary undertakings	(195)	–

At 31 December 2004	550	(160)

Deferred tax asset (see note 28)	–	(160)

Deferred tax liabilities	550	–

38. Other provisions for liabilities and charges

	Group
	Pension	Provisions
	and other	for
	similar	commit-	Other
	obligations (1)	ments (2)	Provisions (3)	Total
	£m	£m	£m	£m

At 1 January 2004	7	24	115	146

Transfer from profit and loss account	123	17	201	341

Pension contributions/ provisions utilised	(95)	(3)	(58)	(156)

Provision reversed	(11)	–	–	(11)

At 31 December 2004	24	38	258	320

	Company
	Pension	Provisions
	and other	for
	similar	commit-	Other
	obligations (1)	ments (2)	Provisions(3)	Total
	£m	£m	£m	£m

At 1 January 2004	(28)	20	108	100

Transfer from profit and loss account	104	17	153	274

Pension contributions/ provisions utilised	(76)	(6)	(68)	(150)

At 31 December 2004	–	31	193	224

The £202m charge shown in the Profit and Loss Account in respect of provisions for contingent liabilities and commitments comprises the amounts transferred from the Profit and Loss Account and unutilised provisions reversed for provisions for commitments, pension misselling compensation and other provisions.

(1) Pension and other similar obligations

The above balance represents the difference between amounts paid to the respective pension schemes of the Group and amounts charged to the Profit and Loss Account in accordance with SSAP 24, Accounting for pension costs.

     In addition to pension and other similar obligations included in the above table, a balance in respect of the pension surplus acquired with the purchase of the business of National and Provincial Building Society (N&P) is included within other assets. This balance, which was £13m (2003: £15m) at 31 December 2004, is being amortised over the remaining service lives of employees contributing to the scheme, and £2m (2003: £2m) was charged to the profit and loss account in the year ended 31 December 2004. See also note 53, ‘Retirement benefits’.

(2) Provisions for commitments

This comprises amounts in respect of committed expenditure, including amounts in respect of vacant premises.

(3) Other provisions

Other provisions principally comprise amounts in respect of litigation and related expenses and various other claims with respect to product misselling exposures.

Abbey Annual Report and Accounts 2004	105

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

39. Subordinated liabilities including convertible debt

	Group
	2004	2003
	£m	£m

Dated subordinated liabilities:

Subordinated collared floating rate notes 2004 (CAN $100m)	–	43

8.75% Subordinated guaranteed bond 2004	–	150

8.2% Subordinated bond 2004 (US $500m)	–	280

6.69% Subordinated bond 2005 (US $750m)	388	420

10.75% Subordinated bond 2006	100	100

Subordinated guaranteed floating rate step-up notes 2009 (Swiss Fr 130m)	–	59

5.00% Subordinated bond 2009 (€511.3m)	360	359

4.625% Subordinated notes 2011 (€500m)	352	352

11.50% Subordinated guaranteed bond 2017	149	149

10.125% Subordinated guaranteed bond 2023	149	149

7.57% Subordinated notes 2029 (US $1,000m)	512	554

6.50% Subordinated notes 2030	149	149

7.25% Subordinated notes 2021	200	200

Callable capped subordinated floating rate notes 2012 (US $50m)	26	28

Callable subordinated floating rate notes 2012 (US $50m)	26	28

Callable subordinated floating rate notes 2012 (€500m)	352	352

Undated subordinated liabilities:

10.0625% Exchangeable subordinated capital securities	200	199

7.35% Perpetual subordinated reset capital securities (US $500m)	258	279

7.25% Perpetual subordinated capital securities (US $150m)	–	84

7.10% Perpetual callable subordinated notes (US $150m)	–	84

7.00% Perpetual subordinated capital securities (US $250m)	–	140

6.70% Perpetual subordinated reset capital securities (US $500m)	258	279

6.00% Step-down Perpetual callable subordinated notes (€100m)	70	71

5.56% Subordinated guaranteed notes (YEN 15,000m)	76	79

5.50% Subordinated guaranteed notes (YEN 5,000m)	25	26

Fixed/Floating rate subordinated notes (YEN 5,000m)	25	26

7.50% 10 Year step-up perpetual subordinated notes	322	321

7.50% 15 Year step-up perpetual subordinated notes	425	425

7.38% 20 Year step-up perpetual subordinated notes	173	173

7.13% 30 Year step-up perpetual subordinated notes	279	279

7.13% Fixed to floating rate perpetual subordinated notes (€400m)	281	280

7.25% Perpetual callable subordinated notes (US $400m)	205	220

	5,360	6,337

	Company
	2004	2003
	£m	£m

Dated subordinated liabilities:

Subordinated floating rate notes 2004 (US $74m)*	–	41

Subordinated floating rate notes 2004*	–	150

Subordinated floating rate notes 2004 (US $500m)*	–	280

6.69% Subordinated bond 2005 (US $750m)	388	420

10.75% Subordinated bond 2006	100	100

Subordinated floating rate notes 2009 (US $102m)*	–	57

Subordinated floating rate notes 2009 (€511.3m)	359	359

4.625% Subordinated notes 2011 (€500m)	352	352

11.59% Subordinated loan stock 2017*	149	150

10.18% Subordinated loan stock 2023*	149	150

7.57% Subordinated notes 2029 (US $1,000m)	512	554

6.50% Subordinated notes 2030	149	149

8.96% Subordinated notes 2030 (US $1,000m)**	514	554

Callable capped subordinated floating rate notes 2012 (US $50m)	26	28

Callable subordinated floating rate notes 2012 (US $50m)	26	28

Callable subordinated floating rate notes 2012 (€500m)	352	352

Undated subordinated liabilities:

10.0625% Exchangeable subordinated capital securities	200	199

7.35% Perpetual subordinated reset capital securities (US $500m)	258	279

7.25% Perpetual subordinated capital securities (US $150m)	–	84

7.10% Perpetual callable subordinated notes (US $150m)	–	84

7.00% Perpetual subordinated capital securities (US $250m)	–	140

6.70% Perpetual subordinated reset capital securities (US $500m)	258	279

6.00% Step-down perpetual callable subordinated notes (€100m)	70	71

5.56% Subordinated guaranteed notes (YEN 15,000m)	76	79

5.50% Subordinated guaranteed notes (YEN 5,000m)	25	26

Fixed/Floating rate subordinated notes (YEN 5,000m)	25	26

7.50% 10 Year step-up perpetual subordinated notes	322	321

7.50% 15 Year step-up perpetual subordinated notes	425	425

7.38% 20 Year step-up perpetual subordinated notes	173	173

7.13% 30 Year step-up perpetual subordinated notes	279	279

7.13% Fixed to floating rate perpetual subordinated notes (€400m)	281	280

7.25% Perpetual callable subordinated notes (US $400m)	205	220

	5,673	6,689

*	These represent the on-lending to the Company, on a subordinated basis, of issues by subsidiary companies.

**	This represents the on-lending to the Company, on a subordinated basis, of the issue of preferred securities (see note 41).

106	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The subordinated floating rate notes pay a rate of interest related to the LIBOR of the currency of denomination.

     The 10.0625% Exchangeable subordinated capital securities are exchangeable into fully paid 10.375% non-cumulative non-redeemable sterling preference shares of £1 each, at the option of Abbey. Exchange may take place on any interest payment date providing that between 30 and 60 days notice has been given to the holders. The holders will receive one new sterling preference share for each £1 principal amount of capital securities held. Note 42 details the rights attaching to these shares, as they are the same.

     The 7.35% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey, on 15 October 2006 and each fifth anniversary thereafter.

     The 7.25% Perpetual subordinated capital securities were redeemed at par on the 15 June 2004.

     The 7.10% Perpetual callable subordinated notes were redeemed at par on the 12 March 2004 .

     The 7.00% Perpetual subordinated capital securities were redeemed at par on the 29 April 2004.

     The 6.70% Perpetual subordinated reset capital securities are redeemable at par, at the option of Abbey, on 15 June 2008 and each fifth anniversary thereafter.

     The 6.00% Step-down perpetual callable subordinated notes are redeemable at par, at the option of Abbey, on each interest payment date.

     The 5.56% Subordinated guaranteed notes are redeemable at par, at the option of Abbey, on 31 January 2015 and each fifth anniversary thereafter.

     The 5.50% Subordinated guaranteed notes are redeemable at par, at the option of Abbey, on 27 June 2015 and each fifth anniversary thereafter.

The Fixed/Floating rate subordinated notes are redeemable at par, at the option of Abbey, on 27 December 2016 and each interest payment date anniversary thereafter.

     The 7.50% 10 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2010 and each fifth anniversary thereafter.

     The 7.50% 15 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2015 and each fifth anniversary thereafter.

     The 7.38% 20 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2020 and each fifth anniversary thereafter.

     The 7.13% 30 Year step-up perpetual subordinated notes are redeemable at par, at the option of Abbey, on 30 September 2030 and each fifth anniversary thereafter.

     The 7.13% Fixed to Floating rate perpetual subordinated notes are redeemable at par, at the option of Abbey, on 28 September 2010 and each fifth anniversary thereafter.

     The 7.25% perpetual callable subordinated notes are redeemable at par, at the option of Abbey, at any time on or after 15 August 2006.

     In common with other debt securities issued by Group companies, the subordinated liabilities are redeemable in whole at the option of Abbey, on any interest payment date, in the event of certain tax changes affecting the treatment of payments of interest on the subordinated liabilities in the United Kingdom, at their principal amount together with any accrued interest.

     Subordinated liabilities including convertible debt securities in issue are repayable:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

In 1 year or less	388	473	388	472

In more than 1 year but not more than 2 years	100	420	100	420

In more than 2 years but not more than 5 years	360	100	360	100

In more than 5 years	1,915	2,379	2,228	2,733

Undated	2,597	2,965	2,597	2,964

	5,360	6,337	5,673	6,689

Subordinated liabilities including convertible debt issued by the Group have a market value, calculated using quoted market prices where available, of £5,656m (2003: £7,068m).

40. Other long-term capital instruments

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Other long-term capital instruments	722	742	722	742

Other long-term capital instruments comprise £300m Step-up Callable Perpetual Reserve Capital Instruments (RCIs), $500m tier One Perpetual Subordinated Debt Securities (Securities) and £175m Fixed/Floating Rate Tier One Preferred Income Capital Securities (TOPICs).

£300m Step-up Callable Perpetual Reserve Capital Instruments

The Reserve Capital Instruments were issued in 2001 by Abbey National plc. Reserve Capital Instruments are redeemable by Abbey on 14 February 2026 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority and provided that the auditors have reported to the Trustee within the previous six months that the solvency condition is met.

     The Reserve Capital Instruments bear interest at a rate of 7.037% per annum, payable annually in arrears, from 14 February 2001 to 14 February 2026. Thereafter, the reserve capital instruments will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on the UK five year benchmark gilt rate.

$500m Tier One Perpetual Subordinated Debt Securities

The Securities were issued on 8 August 2002 by Abbey National plc. The Securities have no maturity date. However, Abbey National plc has the option to redeem the Securities in whole, but not in part on 15 September 2007 or on each coupon payment date thereafter.

     The Securities bear interest at a rate of 7.375% per annum, payable in US dollars quarterly in arrears.

£175m Fixed/Floating Rate Tier One Preferred Income Capital Securities

The Tier One Preferred Income Capital Securities were issued on 9 August 2002 by Abbey National plc. The Tier One Preferred Income Capital Securities are redeemable by Abbey National plc in whole but not in part on 9 February 2018 or on each coupon payment date thereafter, subject to the prior approval of the Financial Services Authority.

     The Tier One Preferred Income Capital Securities bear interest at a rate of 6.984% par annum, payable semi-annually in arrears. From (and including) 9 February 2018, the Tier One Preferred Income Capital Securities will bear interest, at a rate reset semi-annually of 1.86% per annum above the six-month sterling LIBOR rate, payable semi-annually in arrears.

     The Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. Upon the occurrence of certain tax or regulatory events, the Reserve Capital Instruments may be exchanged, their terms varied, or redeemed.

Abbey Annual Report and Accounts 2004	107

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

     Interest payments may be deferred, but Abbey National plc may not declare or pay dividends on or redeem or repurchase any junior securities until Abbey National plc next make a scheduled payment on the Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities.

     The Reserve Capital Instruments, Securities and Tier One Preferred Income Capital Securities are unsecured securities of Abbey National plc and are subordinated to the claims of unsubordinated creditors and subordinated creditors holding Abbey National plc loan capital. Upon the winding up of Abbey National plc, the holder of each Reserve Capital Instruments, Securities and Tier One Preferred Income Capital will rank pari passu with the holders of the most senior class or classes of preference shares (if any) of Abbey National plc then in issue and in priority to all other Abbey shareholders.

41. Minority interests – non-equity

Abbey National First Capital BV, Abbey National Capital Trust I, Abbey National Capital Trust II, Abbey National Capital LP I and Abbey National Capital LP II are each 100% owned finance subsidiaries of Abbey National plc. Abbey National First Capital BV has registered with the Securities and Exchange Commission and issued to the public subordinated notes and medium-term notes that have been fully and unconditionally guaranteed by Abbey National plc. Abbey National Capital Trust I and Abbey National Capital Trust II have registered trust preferred securities, and Abbey National Capital LP I and Abbey National Capital LP II have registered partnership preferred securities, for issuance in the US. Abbey National Capital Trust I and Abbey National Capital Trust II each serve solely as passive vehicles holding the partnership preferred securities issued by Abbey National Capital LP I and Abbey National Capital LP II, respectively, and each has passed all the rights relating to such partnership preferred securities to the holders of the issued trust preferred securities. All of the trust preferred securities and the partnership preferred securities have been fully and unconditionally guaranteed on a subordinated basis by Abbey National plc. Abbey National Capital Trust I has issued to the public US $1,000,000,000 of 8.963% Non-Cumulative Trust Preferred Securities. There are no significant restrictions on the ability of Abbey National plc to obtain funds, by dividend or loan, from any subsidiary. After 30 June 2030, the distribution rate on the preferred securities will be at the rate of 2.825% per annum above the three-month US $ LIBOR rate for the relevant distribution period.

     The preferred securities are not redeemable at the option of the holders and the holders do not have any rights against other Abbey Group companies. The partnership preferred securities may be redeemed by the partnership, in whole or in part, on 30 June 2030 and on each distribution payment date thereafter. Redemption by the partnership of the partnership preferred securities may also occur in the event of a tax or regulatory change. Generally, holders of the preferred securities will have no voting rights.

     On a return of capital or on a distribution of assets on a winding up of the partnership, holders of the partnership preferred securities will be entitled to receive, for each partnership preferred security a liquidation preference of US $1,000, together with any due and accrued distributions and any additional amounts, out of the assets of the partnership available for distribution.

     The preferred securities, the partnership preferred securities and the subordinated guarantees taken together will not entitle the holders to receive more than they would have been entitled to receive had they been the holders of directly issued non-cumulative, non-voting preference shares of Abbey National plc.

42. Called up share capital and share premium account

	Ordinary		Preference
	shares of	Preference	shares of	Preference
	10 pence	shares of	US$0.01	shares of
	each	£1 each	each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital

At 31 December 2003	175	1,000	6	6	1,187

At 31 December 2004	175	1,000	6	6	1,187

Issued and fully paid share capital

At 31 December 2003	146	325	–	–	471

At 31 December 2004	148	325	–	–	473

Share premium account

At 1 January 2004	1,752	10	297	–	2,059

Shares issued	105	–	–	–	105

Redemptions	–	–	–	–	–

Amortisation of issue costs	–	–	3	–	3

Transfer from profit and loss reserve	–	–	(3)	–	(3)

At 31 December 2004	1,857	10	297	–	2,164

	Ordinary		Preference
	shares of	Preference	shares of	Preference
	10 pence	shares of	US$0.01	shares of
	each	£1 each	each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital

At 31 December 2002	175	1,000	6	6	1,187

At 31 December 2003	175	1,000	6	6	1,187

Issued and fully paid share capital

At 31 December 2002	146	325	–	–	471

At 31 December 2003	146	325	–	–	471

Share premium account

At 1 January 2003	1,732	9	414	–	2,155

Shares issued	20	–	–	–	20

Redemptions	–	–	(116)	–	(116)

Amortisation of issue costs	–	–	(2)	–	(2)

Transfer from profit and loss reserve	–	–	2	–	2

At 31 December 2003	1,752	9	298	–	2,059

108	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

	Ordinary		Preference
	shares of	Preference	shares of	Preference
	10 pence	shares of	US$0.01	shares of
	each	£1 each	each	€0.01 each	Total
	£m	£m	£m	£m	£m

Authorised share capital

At 31 December 2001	175	1,000	6	6	1,187

At 31 December 2002	175	1,000	6	6	1,187

Issued and fully paid share capital

At 31 December 2001	145	325	–	–	470

At 31 December 2002	146	325	–	–	471

Share premium account

At 1 January 2002	1,627	9	414	–	2,050

Shares issued	98	–	–	–	98

Capitalisation of reserves in respect of shares issued via QUEST	7	–	–	–	7

Amortisation of issue costs	–	–	3	–	3

Transfer to profit and loss reserve	–	–	(3)	–	(3)

At 31 December 2002	1,732	9	414	–	2,155

Under the Company’s Executive, All Employee and Sharesave Schemes, employees hold options to subscribe for 17,675,567 (2003: 52,418,724) ordinary shares at prices ranging from 420 to 644 pence per share, exercisable up to April 2014. In addition, 17,791,398 ordinary shares were issued in lieu of cash for dividends in 2004, in accordance with the terms of the Alternative Dividend Plan.

     The Qualifying Employee Share Trust operates in conjunction with the Sharesave Scheme by acquiring shares in the Company and using them to satisfy Sharesave options, by delivering the shares to the employees on payment of the option price.

     The shares were all transferred by the Qualifying Employee Share Trust to participants in Abbey’s Sharesave Scheme in satisfaction of their options. The price paid by option holders, including executive Directors, was 997 pence per share (three year options), 989 pence per share (five year options) and 607 pence per share (seven year options). The Company’s contribution has been included as a capitalisation of reserves.

     Abbey National plc sponsored the Abbey National ESOP Trust, a discretionary trust for the benefit of employees and former employees of the Abbey Group and the AN Employee Trust, a discretionary trust for the benefit of Directors and former Directors of Abbey National plc. The Company has provided £nil to the trustees of Abbey National ESOP Trust and £nil to the trustees of Abbey National Trust, interest free irrevocable loans and gifts of £nil and £nil respectively, to enable them to purchase Abbey National plc ordinary shares, which are used to satisfy options and share awards granted by the Company to meet its commitments arising under employee and Directors’ share schemes. Under the terms of the trusts, the trustees have waived all but a nominal dividend on the shares they hold. The cost of providing these shares, less any amounts paid by employees or Directors, is charged to the profit and loss account on a systematic basis over the relevant performance period for the employees and Directors. At 31 December 2004 and 2003 the number and value of shares held were:

	AN ESOP Trust		AN Employee Trust
	2004	2003	2004	2003
	£m	£m	£m	£m

Number of shares held (‘000)	–	7,613	–	1,530

Book value of shares held	–	67	–	13

Market value of shares held	–	40	–	8

Prior to 2003 such shares were held as an asset within other assets on the balance sheet at the lower of cost and net realisable value with any impairments being taken to the profit and loss account. With the issue of UITF 38 Accounting for ESOP Trusts such shares are now held at cost and treated as treasury shares and are taken as a deduction from shareholders equity. The 2003 Profit and Loss Account and Balance Sheet have been restated accordingly.

     As of 31 December 2004 there were 780 shareholders. The following tables show an analysis of their holdings:

		Number of
		ordinary shares
Size of shareholding	Shareholders	of 10 pence each

1–100	–	–

101–1,000	–	–

1,001+	1	1,485,893,636

	1	1,485,893,636

		Preference shares
Size of shareholding	Shareholders	of £1 each

1–100	1	198

101–1,000	8	31,037

1,001+	738	324,968,765

	747	325,000,000

		Preference shares
Size of shareholding	Shareholders	of US$0.01 each

1–100	–	–

101–1,000	28	12,460

1,001+	4	17,987,540

	32	18,000,000

Sterling preference shares

Holders of the sterling preference shares are entitled to receive a biannual non-cumulative preferential dividend payable in sterling out of the distributable profits of the Company. The rate per annum will ensure that the sum of the dividend payable on such date and the associated tax credit (as defined in the terms of the sterling preference shares) represents an annual rate of 8 5/8% per annum of the nominal amount of shares issued in 1997, and an annual rate of 10 3/8% for shares issued in 1995 and 1996. On a return of capital or on a distribution of assets on a winding up, the sterling preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company.

     On such a return of capital or winding up, each sterling preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to the amount paid up or credited as paid together with any premium paid on issue and the full amount of any dividend otherwise due for payment.

     Other than as set out above, no sterling preference share confers any right to participate on a return of capital or a distribution of assets of the Company.

     Holders of the sterling preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the sterling preference shares or if the dividend on the sterling preference shares has not been paid in full for the three consecutive dividend periods immediately prior to the relevant general meeting.

     In any such case, the sterling preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

Abbey Annual Report and Accounts 2004	109

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

US dollar preference shares

Holders of the US dollar preference shares issued on 8 November 2001 are entitled to receive a quarterly non-cumulative preferential dividend payable in US dollars out of the distributable profits of the Company payable at the fixed rate of US$1.84375 per share annually (or 7.375% of the US$25 offer price).

     The US dollar preference shares are redeemable, in whole or in part, at the option of Abbey at any time and from time to time after five years and one day after the date of original issue.

     On a return of capital or on a distribution of assets on a winding up, the US dollar preference shares shall rank pari passu with any other shares that are expressed to rank pari passu therewith as regards participation in assets, and otherwise in priority to any other share capital of the Company. On such a return of capital or winding up, each US dollar preference share shall, out of the surplus assets of the Company available for distribution amongst the members after payment of the Company’s liabilities, carry the right to receive an amount equal to $25, payable in US dollars together with any accrued and unpaid dividends at that time.

     Other than as set out above, no US dollar preference share confers any right to participate in a return of capital or a distribution of assets of the Company.

     Holders of the US dollar preference shares are not entitled to receive notice of or attend, speak and vote at general meetings of the Company unless the business of the meeting includes the consideration of a resolution to wind up the Company or any resolution varying, altering or abrogating any of the rights, privileges, limitations or restrictions attached to the US-dollar preference shares or if the dividend on the US-dollar preference shares has not been paid in full for the six consecutive quarters immediately prior to the relevant general meeting.

     In any such case, the US dollar preference shareholders are entitled to receive notice of and attend the general meeting at which such resolution is proposed and will be entitled to speak and vote on such a resolution but not on any other resolution.

43. Reserves and profit and loss account

	Profit and loss account
	Group	Company
	£m	£m

At 1 January 2004	2,527	2,306

(Loss) retained for the financial year	(504)	(862)

Write-off of goodwill previously taken to reserves	6	–

Exchange differences	(2)	–

Transfer to share premium	1	1

Share option compensation costs taken to reserves	(4)	(3)

Transfer to treasury shares reserve	(43)	–

At 31 December 2004	1,981	1,442

	Profit and loss account
	Group	Company
	£m	£m

At 1 January 2003	3,650	2,895

(Loss) retained for the financial year	(1,323)	(591)

Write-off of goodwill previously taken to reserves	5	–

Goodwill transferred to profit and loss account during the year	190	–

Exchange differences	(1)	(4)

Transfer to share premium	(2)	(2)

Share option compensation costs taken to reserves	8	8

At 31 December 2003	2,527	2,306

	Profit and loss account
	Group	Company
	£m	£m

At 1 January 2002	4,585	3,815

(Loss) retained for the financial year	(1,322)	(921)

Write-off of goodwill previously taken to reserves	373	–

Goodwill transferred to profit and loss account during the year	13	–

Exchange differences	(2)	(2)

Transfer from share premium	3	3

Share option compensation costs taken to reserves	7	7

Capitalised on exercise of share options issued via QUEST	(7)	(7)

At 31 December 2002	3,650	2,895

Exchange gains arising from foreign currency borrowings used to hedge investments in overseas Group undertakings of £2m (2003: £1m) have been taken to the reserves of the Group and Company. These exchange movements are matched by corresponding exchange movements on the net investments in the financial statements of the Company and exchange movements on the net assets of overseas Group undertakings in the Group financial statements.

	Non-distributable		Treasury shares
	reserve		reserve
	Group	Company	Group	Company
	£m	£m	£m	£m

At 1 January 2004	353	–	(79)	–

Transfer (to)/from profit and loss account	(47)	–	43	–

Proceeds on sale of own shares	–	–	36	–

At 31 December 2004	306	–	–	–

110	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

			Treasury shares
	Non-distributable		reserve
	reserve		(restated)
	Group	Company	Group	Company
	£m	£m	£m	£m

At 1 January 2003	153	–	(79)	–

Transfer from profit and loss account	200	–	–	–

At 31 December 2003	353	–	(79)	–

			Non-distributable
	Revaluation		reserve		Treasury shares
	reserve		(restated)		reserve
	Group	Company	Group	Company	Group	Company
	£m	£m	£m	£m	£m	£m

At 1 January 2002	–	–	416	–	(43)	–

Purchase of own shares	–	–	–	–	(36)	–

Transfer to profit and loss account	–	–	(263)	–	–	–

At 31 December 2002	–	–	153	–	(79)	–

The non-distributable reserve represents the value of the Group’s shareholders’ interest in the long-term assurance funds of the life assurance businesses. The treasury shares reserve represented shares of Abbey National plc that were held by Employee Share Ownership Trusts and other entities within the Abbey group of companies. The treasury shares reserve no longer exists due to the winding up of the Employee Share Ownership Trusts.

44. Reconciliation of movements in shareholders’ funds

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Profit/(loss) attributable to shareholders	80	(699)	(231)	(167)

Dividends	(631)	(424)	(631)	(424)

	(551)	(1,123)	(862)	(591)

Other recognised net losses relating to the year	(1)	(3)	–	(6)

Increases in ordinary share capital including share premium	107	20	108	20

Share option compensation costs taken to reserves	(4)	8	(3)	8

Redemptions of preference share capital including share premium	–	(116)	–	(116)

Goodwill written off in period	6	5	–	–

Goodwill transferred from profit and loss account	–	190	–	–

Proceeds on sale of own shares	36	–	–	–

Net reduction to shareholders’ funds	(407)	(1,019)	(757)	(685)

Shareholders’ funds at 1 January	5,331	6,350	4,836	5,521

Shareholders’ funds at 31 December	4,924	5,331	4,079	4,836

Equity shareholders’ funds	4,292	4,699	3,447	4,204

Non-equity shareholders’ funds	632	632	632	632

At 31 December	4,924	5,331	4,079	4,836

Equity shareholders’ funds comprise called up ordinary share capital, ordinary share premium account, profit and loss account and reserves.

     Non-equity shareholders’ funds comprise called-up preference share capital and preference share premium account.

45. Assets and liabilities denominated in foreign currency

The aggregate amounts of assets and liabilities denominated in currencies other than sterling were as follows:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Assets	21,682	35,140	672	1,213

Liabilities	26,567	48,034	1,656	4,342

The above assets and liabilities denominated in foreign currencies do not indicate Abbey’s exposure to foreign exchange risk. The Group’s foreign currency positions are substantially hedged by off-balance sheet hedging instruments, or by on-balance sheet assets and liabilities denominated in the same currency.

46. Guarantees and assets pledged as collateral security

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Guarantees given by Abbey National plc of subsidiaries liabilities	–	–	63,009	69,487

Guarantees given to third parties	756	1,788	–	–

Mortgaged assets granted	328	360	–	–

	1,084	2,148	63,009	69,487

Abbey gives guarantees on behalf of customers. These guarantees have been made in the normal course of business. A financial guarantee represents an undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The Group expects most of the guarantees it provides to expire unused.

     The current carrying amount and the maximum undiscounted potential amount of future payments of third party guarantees is £756m of which £353m will be immediately recoverable in the event of liquidation.

     Mortgaged assets granted are to secure future obligations to third parties who have provided security to the leasing subsidiaries.

47. Other contingent liabilities

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Other contingent liabilities	116	159	8	8

The principal other contingent liabilities are as follows:

Overseas tax demand

Abbey National Treasury Services plc has received a demand from an overseas tax authority relating to the repayment of certain tax credits and related charges. Following certain modifications to the demand its nominal amount now stands at £101m (at the balance sheet exchange rate) (2003: £101m) as compared with the original demand of £113m (at the balance sheet exchange rate) (2003: £112m). As at 31 December 2004 additional interest in relation to the demand could amount to £16m (at the balance sheet exchange rate) (2003: £14m). The amount of additional interest has been reduced from the amount disclosed at 31 December 2003 of £36m due to certain modifications to the basis on which additional interest might be due.

     Abbey National Treasury Services plc has received legal advice that it has strong grounds to challenge the validity of the demand and accordingly no specific provision has been made.

Abbey Annual Report and Accounts 2004	111

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

48. Commitments

Commitments

Obligations under stock borrowing and lending agreements

Obligations under stock borrowing and lending agreements represent contractual commitments to return stock borrowed. These obligations totalling £20,508m at 31 December 2004 (2003: £25,649m) are offset by a contractual right to receive stock under other contractual agreements.

Other commitments

The table below shows the contract or principal amount of commitments other than those relating to derivatives (see note 51).

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Formal standby facilities, credit lines and other commitments to lend:

Less than one year	1,739	1,634	1,733	1,627

One year and over	1,110	1,384	–	–

	2,849	3,018	1,733	1,627

49. Operating leases

	Group
	2004	2004	2003	2003
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Rental commitments under operating leases expiring:

In not more than 1 year	6	1	22	3

In more than 1 year but not more than 5 years	23	1	19	7

In more than 5 years	82	–	87	–

	111	2	128	10

	Company
	2004	2004	2003	2003
	Property	Equipment	Property	Equipment
	£m	£m	£m	£m

Rental commitments under operating leases expiring:

In not more than 1 year	5	1	16	3

In more than 1 year but not more than 5 years	22	1	16	7

In more than 5 years	80	–	78	–

	107	2	110	10

At 31 December 2004 Abbey held various leases on land and buildings, many for extended periods, and other leases for equipment, which require the following aggregate annual rental payments:

	Group		Company
	2004	2003	2004	2003
	£m	£m	£m	£m

Year ended 31 December:

2004	–	135	–	118

2005	113	135	109	118

2006	111	118	108	105

2007	108	112	105	100

2008	96	112	93	99

2009	89	112	86	100

Total thereafter	858	992	841	957

	2004	2003	2002
	£m	£m	£m

Group rental expense comprises:

In respect of minimum rentals	118	118	117

Less: sub-lease rentals	(3)	(3)	(3)

	115	115	114

50. Financial instruments

Interest rate risk

In accordance with FRS 13, interest rate repricing gap information is shown in the table (the ‘gap table’) below, at 31 December 2004. It provides an estimate of the repricing profile of Abbey’s assets, liabilities and other off-balance sheet exposures for non-trading activities. For the major categories of assets and liabilities, the gap table shows the values of interest earning assets and interest bearing liabilities which reprice within selected time bands. Items are allocated to time bands by reference to the earlier of the next interest rate repricing date and the legal maturity date. This leads to an apparent timing mismatch where the anticipated maturity date is different from the legal maturity date and hedges have been structured accordingly.

     The positions shown reflect both the repricing behaviour of the administered rates on mortgage and savings products (over which Abbey has control) and contracted wholesale on and off-balance sheet positions. The tables do not purport to measure market risk exposure.

112	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

Interest rate repricing gap at 31 December 2004

		In more than	In more than	In more
		3 months	6 months	than 1 year
	Not more	but not	but not	but not		Non-interest
	than 3	more than	more than	more than	In more than	bearing	Non-Trading
	months	6 months	12 months	5 years	5 years	amounts	Total	Trading	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets

Treasury and other eligible bills	–	–	–	–	–	–	–	1,990	1,990

Cash and loans and advances to banks (1)	453	–	–	–	–	967	1,420	9,182	10,602

Loans and advances to customers (2)	59,282	1,982	3,305	12,903	3,242	1,138	81,852	11,357	93,209

Net investment in finance leases	948	46	146	2	2	4	1,148	–	1,148

Securities and investments	394	173	44	40	13	38	702	23,157	23,859

Other assets	–	–	–	–	–	9,376	9,376	2,377	11,753

Assets of long-term assurance funds	–	–	–	–	–	27,180	27,180	–	27,180

Total assets	61,077	2,201	3,495	12,945	3,257	38,703	121,678	48,063	169,741

Liabilities

Deposits by banks (1)	(349)	–	–	–	–	(161)	(510)	(17,902)	(18,412)

Customer accounts	(63,690)	(1,084)	(2,016)	(2,541)	(17)	–	(69,348)	(9,502)	(78,850)

Debt securities in issue	(7,991)	(1,003)	(444)	(3,332)	(252)	–	(13,022)	(8,947)	(21,969)

Subordinated liabilities and other long-term capital instruments	(405)	–	(388)	(1,328)	(3,057)	(704)	(6,082)	–	(6,082)

Other liabilities	–	–	–	–	–	(5,431)	(5,432)	(6,381)	(11,812)

Funding of trading book	5,331	–	–	–	–	–	5,331	(5,331)	–

Liabilities of Long-Term Assurance Funds	–	–	–	–	–	(27,180)	(27,180)	–	(27,180)

Minority interests – non-equity	–	–	–	–	–	(512)	(512)	–	(512)

Shareholders’ funds

– non-equity	–	–	–	–	–	(632)	(632)	–	(632)

– equity	–	–	–	–	–	(4,292)	(4,292)	–	(4,292)

Total liabilities	(67,104)	(2,087)	(2,848)	(7,401)	(3,326)	(38,912)	(121,678)	(48,063)	(169,741)

Off-balance sheet items (3)	(5,295)	1,730	1,446	(2,022)	4,218	(77)

Interest rate repricing gap	(11,322)	1,844	2,093	3,522	4,149	(286)

2004 Cumulative gap	(1,322)	(9,478)	(7,385)	(3,863)	286	–

2003 Cumulative gap	(6,760)	(7,356)	(6,309)	2,511	691	–	–	–	–

(1)	Non-interest bearing items within Loans and advances to banks and Deposits by banks include items in the course of collection and items in the course of transmission, respectively. These are short-term receipts and payments within the UK retail banking clearing system. The remaining non-interest bearing item within Loans and advances to banks relates to the interest free deposit maintained with the Bank of England.

(2)	Non-interest bearing items within Loans and advances to customers relate to non-accruing lendings after deduction of associated provisions.

(3)	Off-balance sheet items are classified in the table above according to the interest terms contained in the contracts.

Abbey Annual Report and Accounts 2004	113

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

Negative gaps are liability sensitive and, all other things being equal, would indicate a benefit if interest rates decline. A positive gap is asset sensitive and, all other things being equal, would indicate a benefit if interest rates increase. Gap positions shown within the interest rate repricing table are attributable to the balance sheet management of the Abbey’s capital, low rate and non-interest bearing liabilities, aimed at reducing income volatility. Fixed rate assets and liabilities are hedged in line with a broadly risk neutral management objective. A notional allocation of liabilities has been made to the trading book for the purposes of the gap table. Such an allocation represents the proportion of general funding supporting the trading book.

     A number of Abbey non-trading assets and liabilities are subject to more complex repricing than can be reflected in the above table or repriced with reference to indices other than interest rates. The market risk exposure is minimised through the use of matching derivatives. The risks associated with such instruments, and their hedges, are reflected in note 51 to the financial statements.

Foreign exchange risk

Abbey’s main overseas operations are in the US. The main operating (or ‘functional’) currencies of its operations are therefore sterling, euro and US dollar. As Abbey prepares its Consolidated Financial Statements in sterling, these will be affected by movements in the euro/sterling and dollar/sterling exchange rates. The structural currency exposures contained in Abbey’s Consolidated Balance Sheet is predominantly affected by movements in the exchange rates between the euro and sterling. This structural currency exposure is not the same as structural market risk which arises from a variety of exposures inherent in a product or portfolio. Translation gains and losses arising from these exposures are recognised in the Statements of total recognised gains and losses.

     Abbey mitigates the effect of this exposure by financing a significant proportion of its net investments in its overseas operations with borrowings in the currency of the local operation.

     Abbey’s structural currency exposures at 31 December 2004 were as follows:

		Borrowings
	Net	hedging net	Net	Net
	investments	investment	structural	structural
	in overseas	in overseas	currency	currency
	operations	operations	exposures	exposures
	2004	2004	2004	2003
	£m	£m	£m	£m

Euro – Subsidiary	–	–	–	(17)

– Branches	(1)	–	(1)	(29)

Other non-sterling amounts	1	–	1	1

	–	–	–	(45)

Abbey also has some transactional (or non-structural) currency exposures. Such exposures arise from the activities of Abbey where the operating unit undertakes activities in currencies other than the unit’s functional currency. Where such activities show currency mismatches between assets and liabilities, Abbey uses a variety of derivative products to eliminate some or all of the currency risk depending on the amount and nature of the transaction. Controls are in place to limit the size of Abbey’s open transactional foreign exchange positions.

     Certain transactional currency exposures give rise to net currency gains and losses which are recognised in the Profit and Loss Account. Such exposures comprise the monetary assets and monetary liabilities of Abbey that are not denominated in the functional currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations (as shown in the above table). Transactional currency exposures are stated net of derivatives used to hedge currency risk.

Abbey’s transactional currency exposures at 31 December 2004 and 2003 were as follows:

	2004 – Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m

Sterling	n/a	527	70	32	629

Euro	88	–	n/a	–	88

	88	527	70	32	717

	2003 – Net foreign currency monetary assets/(liabilities)
	Sterling	US Dollar	Euro	Other	Total
	£m	£m	£m	£m	£m

Sterling	n/a	268	(20)	32	280

Euro	81	–	n/a	–	81

	81	268	(20)	32	361

Certain areas of the business generate a significant proportion of their income in currencies other than the functional currency, and may use forward foreign exchange contracts to fix the functional currency equivalent of their forecast income. The outstanding nominal amount of such transactions at 31 December 2004 was nil.

51. Derivatives

Derivative financial instruments (derivatives) are contracts or agreements whose value is derived from one or more underlying indices or asset values inherent in the contract or agreement. They include interest rate, cross-currency, equity and other index swaps, forward rate agreements, futures, caps, floors, options, swaptions, credit default and total return swaps, equity index contracts and exchange traded interest rate futures and equity index options. Derivatives are used for trading and non-trading purposes. These terms are defined in Accounting policies – Derivatives.

Non-trading derivatives

The main non-trading derivatives are interest rate and cross-currency swaps, and credit default swaps, which are used to hedge Abbey’s exposures to interest rates, credit spread movements and exchange rates inherent in non-trading assets, liabilities and positions, including fixed rate lending and structured savings products within banking and saving segments and medium term note issues, capital issues and fixed rate asset purchases within Abbey National Treasury Services.

     The following table illustrates activities undertaken by Abbey, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed using on-balance sheet instruments as part of an integrated approach to risk management.

114	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

Activity	Risk	Type of hedge

Management of the return on variable rate assets financed by shareholders’ funds and net non-interest bearing liabilities.	Reduced profitability due to falls in interest rates.	Receive fixed interest rate swaps.

Fixed rate lending and investments.	Sensitivity to increases in interest rates.	Pay fixed interest rate swaps.

Fixed rate retail and wholesale funding.	Sensitivity to falls in interest rates.	Receive fixed interest rate swaps.

Equity-linked retail funding.	Sensitivity to increases in equity market indices.	Receive equity swaps.

Management of other net interest income on retail activities.	Sensitivity of returns to changes in interest rates.	Interest rate swaps and caps/floors according to the type of risk identified.

Profits earned in foreign currency.	Sensitivity to strengthening of sterling against other currencies.	Forward foreign exchange contracts.

Investment in foreign currency assets.	Sensitivity to strengthening of sterling against other currencies.	Cross-currency and foreign exchange swaps. Foreign currency funding.

Issuance of products with embedded equity options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps combined with equity options.

Lending and investments.	Sensitivity to weakening credit quality.	Purchase credit default and total return swaps.

Investment in, and issuance of, products with embedded interest rate options.	Sensitivity to changes in underlying rate and rate volatility causing option exercise.	Interest rate swaps plus caps/floors, and other matched options.

Investment in, and issuance of, bonds with put/call features.	Sensitivity to changes in rates causing option exercise.	Interest rate swaps combined with swaptions (1) and other matched options.

Firm commitments (e.g. asset purchases, issues arranged).	Sensitivity to changes in rates between arranging a transaction and completion.	Hedges are arranged at the time of commitments if there is exposure to rate movements.

(1)	A swaption is an option on a swap which gives the holder the right but not the obligation to buy or sell a swap.

(2)	Exchange-traded derivatives may additionally be used as hedges in any of the above activities in lieu of interest rate swaps.

Derivative products which are combinations of more basic derivatives (such as swaps with embedded option features), or which have leverage features, may be used in circumstances where the underlying position being hedged contains the same risk features. In such cases the derivative used will be structured to match the risks of the underlying asset or liability. Exposure to market risk on such contracts is therefore hedged.

     The following tables show the contract or underlying principal amounts, positive and negative market values and related book values of derivatives held for non-trading purposes at 31 December 2004 and 2003. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values represent the amount at which a contract could be exchanged in an arm’s length transaction, calculated at market rates current at the balance sheet date. The positive and negative market values of the derivatives should not be viewed in isolation because they are substantially matched by negative and positive market values, respectively, on the assets, liabilities and positions being hedged.

	Group
	2004	2004	2004	2004	2004
	Contract or	Positive	Related	Negative	Related
	underlying	market	book	market	book
	principal (1)	values (2)	value	values (2)	value
	£m	£m	£m	£m	£m

Exchange rate contracts:

Cross-currency swaps	23,311	761	240	1,440	359

Foreign exchange swaps and forwards	1,194	7	–	–	–

Foreign exchange options	–	–	–	–	–

	24,505	768	240	1,440	359

Interest rate contracts:

Interest rate swaps	49,143	1,136	374	376	66

Caps, floors and swaptions	1,707	6	16	1	–

Futures (exchange traded)	–	–	–	–	–

Forward rate agreements	–	–	–	–	–

	50,850	1,142	390	377	66

Equity and commodity contracts:

Equity index options and similar products	256	–	–	140	–

Equity and commodity index swaps	418	18	–	50	–

	674	18	–	190	–

	76,029	1,928	630	2,007	425

Abbey Annual Report and Accounts 2004	115

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

	Group
	2003	2003	2003	2003	2003
	Contract or	Positive	Related	Negative	Related
	underlying	market	book	market	book
	principal (1)	values (2)	value	values (2)	value
	£m	£m	£m	£m	£m

Exchange rate contracts:

Cross-currency swaps	22,214	928	124	1,380	183

Foreign exchange swaps and forwards	1,630	–	8	–	–

Foreign exchange options	–	–	–	–	–

	23,844	928	132	1,380	183

Interest rate contracts:

Interest rate swaps	69,433	2,067	650	1,432	362

Caps, floors and swaptions	2,484	21	37	1	–

Futures (exchange traded)	4,907	–	–	–	–

Forward rate agreements	2,213	–	–	–	–

	79,037	2,088	687	1,433	362

Equity and commodity contracts:

Equity index options and similar products	257	–	–	86	–

Equity and commodity index swaps	673	22	9	20	3

	930	22	9	106	3

	103,811	3,038	828	2,919	548

(1)	Included in the above analysis of non-trading derivatives are exchange rate contracts, interest rate contracts and equity and commodity contracts, with underlying principal amounts of £1,644m, (2003: £1,574m), £17,936m (2003: £47,685m) and £333m (2003: £363m), respectively, which were undertaken by Group entities with Abbey National Financial Products. The total net positive market value of such contracts amounted to £505m (2003: net positive £189m). Associated contracts which Abbey National Financial Products transacted with external counterparties are included in the analysis of trading derivatives. Net positive market values of £505m (2003: net positive £189m) on all contracts held by Abbey National Financial Products with other Group entities are included within Other assets.

(2)	Positive market values arise where the present value of cash inflows exceeds the present value of cash outflows on a contract by contract basis. Negative market values arise where the present value of cash outflows exceeds the present value of cash inflows on a contract by contract basis.

The following table analyses over-the-counter (OTC) and other non-exchange traded derivatives held for non-trading purposes by remaining maturity:

	Group
	Contract or	Replace-	Contract or	Replace-
	underlying	ment	underlying	ment
	principal	cost	principal	cost
	2004	2004	2003	2003
	£m	£m	£m	£m

Non-trading derivatives maturing:

In not more than one year	26,673	286	36,368	806

In more than one year but not more than five years	38,727	912	47,672	1,257

In more than five years	10,629	730	14,864	975

	76,029	1,928	98,904	3,038

The following table shows, by nominal amount, the activity in interest rate and cross currency swaps entered into for hedging purposes, with third parties and Abbey National Financial Products (ANFP).

	2004			2003
	Interest	Cross		Interest	Cross
	rate	currency		rate	currency
	swaps	swaps	Total	swaps	swaps	Total
	£m	£m	£m	£m	£m	£m

At 1 January (third party contracts)	20,011	20,641	40,652	46,219	22,252	68,471

At 1 January (contracts with)
ANFP	49,422	1,573	50,995	53,320	1,597	54,917

New contracts	25,618	3,924	29,542	22,362	5,483	27,845

Acquisitions of subsidiary undertakings	–	–	–	–	–	–

Matured and amortised contracts	(8,926)	(2,237)	(11,163)	(32,416)	(2,636)	(35,052)

Terminated contracts	(5,776)	(587)	(6,363)	(14,502)	(4,430)	(18,932)

Effect of foreign exchange rate and other movements	280	(74)	206	(1,652)	(28)	(1,680)

Net (decrease) increase in contracts with ANFP	(31,486)	71	(31,415)	(3,898)	(24)	(3,922)

At 31 December	49,143	23,311	72,454	69,433	22,214	91,647

Abbey uses interest rate swaps and cross-currency swaps predominantly for hedging fixed-rate assets and liabilities so that they become, in effect, floating-rate assets and liabilities. For interest rate swaps and cross-currency swaps used for these purposes, the weighted average pay fixed rates, receive fixed rates, pay variable rates and receive variable rates by maturity and contract amount at 31 December 2004 were as follows:

116	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

	Pay fixed		Receive fixed		Pay variable		Receive variable
	Nominal		Nominal		Nominal		Nominal
	amount	Rate	amount	Rate	amount	Rate	amount	Rate
	£m	%	£m	%	£m	%	£m	%

Contracts maturing (1):

Less than one year	4,449	4.32	11,822	3.99	22,076	3.83	15,315	4.12

One to three years	2,787	4.87	1,768	5.02	14,797	3.46	15,811	4.11

Three to five years	1,812	5.01	1,275	6.32	15,500	4.14	16,086	4.61

Over five years	2,126	6.06	5,090	7.24	8,067	5.05	4,941	4.37

	11,174		19,955		60,440		52,153

(1)	For the purpose of this analysis, the maturity date has been taken to be the date when the contract expires.

The total pay fixed nominal amount comprises £11,133m in respect of interest rate swaps and £41m in respect of cross-currency swaps. The total receive fixed nominal amount comprises £18,178m in respect of interest rate swaps and £1,777m in respect of cross-currency swaps. The total pay variable nominal amount comprises £38,008m in respect of interest rate swaps and £22,432m in respect of cross-currency swaps. The total receive variable nominal amount comprises £30,964m in respect of interest rate swaps and £21,189m in respect of cross-currency swaps.

     A difference arises when comparing nominal contract assets and nominal contract liabilities. Whereas with single currency swaps there are equal and opposite nominal balances on either side of the swap leg, this is not necessarily the case with cross-currency swaps. At contract date sterling equivalent nominal amounts should be equal and opposite, however, subsequent exchange rate movements will result in divergence in the nominal amounts. This exchange rate divergence explains the difference between nominal contract asset balances and nominal contract liability balances.

     The weighted average interest rates presented in the tables above reflect interest rates in a range of currencies. These rates should not be analysed in isolation from the rates on the underlying instruments. The effect of hedges has been included in the average interest rates presented in the Average balance sheet included elsewhere in this Annual Report.

     The contract amount of each type of end-use contract (excluding cross-currency swaps and interest rate swaps which are included in the swaps detailed above) at 31 December 2004 are set forth by currency in the table below. Of these contracts £1,194m mature within one year and £2,381m mature after one year.

	Contract type by nominal amount
	Forward
	foreign
	exchange	Forward	Options
	and foreign	rate	caps and	Futures
	exchange	agree-	floors	(exchange	Equity
	swaps	ments	(OTC) (1)	traded)	contracts
	£m	£m	£m	£m	£m

Sterling	543	–	1,707	–	335

US dollars	522	–	–	–	43

Euro	120	–	–	–	288

Hong Kong dollar	–	–	–	–	–

Switzerland franc	9	–	–	–	8

Total	1,194	–	1,707	–	674

(1)	All over-the-counter option contracts are in respect of interest related instruments.

Trading derivatives

The following table sets forth the contract or underlying principal (nominal) amounts, positive market values and negative market values of derivatives held for trading purposes at 31 December 2004 and 2003.

	Group
				Contract		Negative
	Contract or	Positive	Negative	or under-	Positive	market
	underlying	market	market	lying	market	values
	principal	values	values	principal	values	(restated)
	2004	2004	2004	2003	2003	2003
	£m	£m	£m	£m	£m	£m

Exchange rate contracts:

Cross-currency swaps	8,817	194	393	10,572	253	428

Foreign exchange swaps and forwards	3,533	13	164	19,399	76	72

	12,350	207	557	29,971	329	500

Interest rate contracts:

Interest rate swaps	377,931	8,350	8,694	380,989	8,254	8,794

Caps, floors and swaptions	54,074	824	765	56,436	771	796

Futures (exchange traded)	1,069	–	–	5,348	32	28

Forward rate agreements	2,290	–	–	4,547	2	1

	435,364	9,174	9,459	447,320	9,059	9,619

Equity and credit contracts:

Equity index and similar products	15,696	581	1,750	11,561	538	2,535

Equity index options (exchange traded)	3,487	128	127	8,363	70	301

Credit default swaps and similar products	17,156	90	80	16,171	103	74

	36,339	799	1,957	36,095	711	2,910

Total	484,053	10,180	11,973	513,386	10,099	13,029

Effect of netting		(8,308)	(8,308)		(8,456)	(8,456)

Fair values of contracts between ANFP and other Group entities (1)		505	–		–	189

Amount included in Other assets/ Other liabilities		2,377	3,665		1,643	4,762

(1)	Associated contracts which Abbey National Financial Products has transacted with external counterparties are included in the analysis of trading derivatives.

Abbey Annual Report and Accounts 2004	117

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

Positive fair values arise where gross positive fair values exceed gross negative fair values on a contract by contract basis. This equates to net replacement cost. Negative fair values arise where gross negative fair values exceed gross positive fair values on a contract by contract basis. The totals of positive and negative fair values arising on trading derivatives at 31 December 2004 have been netted where the Group has a legal right of offset with the relevant counterparty.

     All exchange traded instruments are subject to cash requirements under the standard margin arrangements applied by the individual exchanges. Such instruments are not subject to significant credit risk.

     Abbey National Treasury Services plc has a mandate to deal in credit derivatives. Abbey National Treasury Services plc acts as principal under this mandate, and takes a fee for guaranteeing the counterparty against the default of the senior obligations of a third party. Amounts in respect of non-trading credit derivative contracts are included under note 46, Guarantees and assets pledged as collateral security.

     Substantially all of Abbey’s over-the-counter derivatives activity is contracted with financial institutions.

     The following table analyses replacement cost for over-the-counter and other non-exchange traded derivatives with positive market values held for trading purposes by remaining maturity before netting:

	Group
	Contract or	Replace-	Contract or	Replace-
	underlying	ment	underlying	ment
	principal	cost	principal	cost
	2004	2004	2003	2003
	£m	£m	£m	£m

Trading derivatives maturing (before netting):

In not more than one year	80,237	820	105,884	1,018

In more than one year but not more than five years	222,234	3,470	219,871	3,914

In more than five years	177,026	5,762	173,920	5,065

	479,497	10,052	499,675	9,997

Unrecognised gains and losses on financial assets and financial liabilities resulting from hedge accounting

Gains and losses on financial instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:

	Group
			2004
	2004	2004	Net gains
	Gains	Losses	(losses)
	£m	£m	£m

Gains and losses expected to be recognised:

In one year or less	209	(89)	120

After one year	1,328	(1,732)	(404)

	1,537	(1,821)	(284)

			2003
	2003	2003	Net gains
	Gains	Losses	(losses)
	£m	£m	£m

Gains and losses expected to be recognised:

In one year or less	633	(423)	210

After one year	1,561	(2,071)	(510)

	2,194	(2,494)	(300)

The net gain unrecognised as at the start of the year and recognised during the year was £210m (2003: £129m).

Deferred gains and losses on financial assets and financial liabilities resulting from hedge accounting

Deferred balances relating to settled derivatives and other financial transactions previously used as hedges will be released to the profit and loss account in the same periods as the income and expense flows from the underlying hedged transactions. The movement in the period is as follows:

	Group
			Total
			net gains
	Gains	Losses	(losses)
	£m	£m	£m

At 1 January 2004	46	(11)	35

Previous year’s deferred gains and losses recognised in the year	(4)	1	(3)

Gains and losses deferred in the year	13	(48)	(35)

At 31 December 2004	55	(58)	(3)

Gains and losses expected to be recognised:

In one year or less	41	(7)	34

After one year	14	(51)	(37)

	55	(58)	(3)

118	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

52. Consolidated cash flow statement

a) Reconciliation of (loss)/profit before tax to net cash inflow from operating activities

	2004	2003	2002
	£m	£m	£m

Profit/(loss) on ordinary activities before tax	273	(686)	(984)

Decrease in interest receivable and prepaid expenses	192	531	540

(Decrease)/increase in interest payable and accrued expenses	735	26	(25)

Provisions for bad and doubtful debts	(35)	474	514

Provisions for contingent liabilities and commitments	233	104	50

Net advances written off	(293)	(267)	(289)

Decrease before tax from Long Term Assurance business	(76)	202	311

Depreciation and amortisation	252	401	1,585

Income from associated undertakings	(6)	(12)	(17)

Profit on sale of subsidiary and associated undertakings	(46)	(89)	(48)

Profit/(loss) on sale of tangible fixed assets and investments	128	497	55

Effect of other deferrals and accruals of cash flows from operating activities	(303)	(278)	190

Net cash inflow from trading activities	1,054	903	1,882

Net (increase)/decrease in loans and advances to banks and customers	(4,295)	(10,943)	(5,104)

Net (increase)/decrease in investment in finance leases	77	(13)	404

Net (increase)/decrease in bills and securities	6,380	1,115	(5,643)

Net (decrease) in deposits and customer accounts	602	(3,291)	(369)

Net (decrease) in debt securities in issue	(2,030)	(21,778)	(4,432)

Net increase in other liabilities less assets	(3,175)	1,947	2,006

Exchange movements	(633)	(618)	304

Net cash (outflow)/inflow from operating activities	(2,019)	(32,678)	(10,952)

Exchange movements represent exchange movements on cash balances and investing and financing activities. The movements are not indicative of Abbey’s exposure to foreign exchange risk on these items, because foreign currency positions in such balances are substantially hedged by other on-balance sheet and off-balance sheet foreign currency amounts. All other exchange movements, including movements on hedges, are included in the relevant captions in the above reconciliation.

b) Analysis of the balances of cash as shown in the balance sheet

Included in the balance sheet are the following amounts of cash:

		Loans and
	Cash and	advances to
	balances	other banks
	with central	repayable
	banks	on demand	Total
	£m	£m	£m

At 1 January 2004	439	3,089	3,528

Net cash inflow/(outflow)	15	(203)	(188)

At 31 December 2004	454	2,886	3,340

At 1 January 2003	396	2,698	3,094

Net cash inflow	43	391	434

At 31 December 2003	439	3,089	3,528

At 1 January 2002	494	5,452	5,946

Net cash (outflow)	(98)	(2,754)	(2,852)

At 31 December 2002	396	2,698	3,094

Abbey is required to maintain balances with the Bank of England which at 31 December 2004 amounted to £131m (2003: £127m, 2002: £131m). These are shown in loans and advances to banks, and are not included in cash for the purposes of the Cash Flow Statement.

c) Analysis of changes in financing during the year

	Share	Non-		Other
	capital inc.	equity	Sub-	long-term
	share	minority	ordinated	capital
	premium	interests	liabilities	instruments	Total
	£m	£m	£m	£m	£m

At 1 January 2004	2,522	554	6,337	742	10,155

Net cash (outflow) from financing	13	–	(813)	–	(800)

Shares issued for a non-cash consideration	101	–	–	–	101

Effect of foreign exchange rate changes	–	(42)	(164)	(20)	(226)

At 31 December 2004	2,636	512	5,360	722	9,230

At 1 January 2003	2,626	627	6,532	771	10,556

Net cash (outflow) from financing	(122)	(15)	(56)	–	(193)

Shares issued for a non-cash consideration	18	–	–	–	18

Effect of foreign exchange rate changes	–	(58)	(139)	(29)	(226)

At 31 December 2003	2,522	554	6,337	742	10,155

At 1 January 2002	2,520	681	6,590	297	10,088

Net cash inflow from financing	17	15	170	485	687

Shares issued for a non-cash consideration	82	–	–	–	82

Capitalised on exercise of share options	7	–	–	–	7

Effect of foreign exchange rate changes	–	(69)	(228)	(11)	(308)

At 31 December 2002	2,626	627	6,532	771	10,556

Abbey Annual Report and Accounts 2004	119

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

d) Acquisitions of subsidiary undertakings and purchase of businesses

	2004	2003	2002
	£m	£m	£m

Net assets acquired:

Loans and advances to banks	–	–	–

Loans and advances to customers	–	–	281

Operating lease assets	–	–	–

Tangible fixed assets	–	–	–

Other assets	–	–	6

Debt securities	–	–	–

Long term assurance business	–	–	–

Assets of long-term assurance funds	–	–	–

Customer accounts	–	–	–

Deposits by banks	–	–	(50)

Debt securities in issue	–	–	(31)

Provisions for liabilities and charges	–	–	(2)

Other liabilities	–	–	(8)

Liabilities of long-term assurance funds	–	–	–

Goodwill on acquisitions	–	–	8

	–	–	204

Satisfied by:

Cash	–	–	1,597

Deferred cash/loan notes*	–	–	(1,393)

	–	–	204

*	Such items relate to the consideration for the settlement of Scottish Provident of £1,393m settled in cash and £220m in loan notes at the option of the members during 2002.

e) Analysis of the net outflow of cash in respect of acquisitions of subsidiary undertakings and purchase of businesses

	2004	2003	2002
	£m	£m	£m

Cash consideration	–	–	1,597

f) Sale of subsidiary, associated undertakings and businesses

	2004	2003	2002
	£m	£m	£m

Net assets disposed of:

Cash at bank and in hand	–	11	–

Loans and advances to banks	9	26	10

Loans and advances to customers	2,423	7,780	21

Net investment in finance leases	1,349	887	887

Debt securities	6	16	–

Equity shares and other similar interests	–	–	–

Other assets	36	144	54

Prepayments and accrued income	2	–	–

Tangible fixed assets	1	14	1

Operating lease assets	–	75	362

Interests in associated undertakings	–	–	–

Deposits by banks	(386)	(56)	(12)

Customer accounts	–	(1)	–

Debt Securities in Issue	–	(23)	–

Other liabilities	(107)	(74)	(107)

Accruals and deferred income	(17)	–	–

Provisions for liabilities and charges	(194)	(266)	(262)

Goodwill disposed of	6	2	46

Goodwill written back	6	190	13

Profit on disposal	46	89	48

	3,180	8,814	1,061

Satisfied by:

Cash	3,180	8,814	1,061

g) Analysis of the net inflow of cash in respect of the sale of subsidiary and associated undertakings

	2004	2003	2002
	£m	£m	£m

Cash received as consideration	3,180	8,814	1,061

Cash disposed of	–	(11)	–

Net cash inflow in respect of sale of subsidiary and associated undertakings	3,180	8,803	1,061

53. Retirement benefits

The Abbey National Amalgamated Pension Fund, Abbey National Group Pension Scheme, Abbey National Associated Bodies Pension Fund, Scottish Mutual Assurance Staff Pension Scheme, Scottish Provident Institutional Staff Pension Fund and National and Provincial Building Society Pension Fund are the principal pension schemes within Abbey, covering 62% (2003: 70%) of Abbey’s employees, and are all funded defined benefits schemes. All are closed schemes, thus under the projected unit method the current service cost will increase as members of the schemes reach retirement.

     Formal actuarial valuations of the assets and liabilities of the schemes are carried out on a triennial basis by an independent professionally qualified actuary. The latest formal actuarial valuation was made at 31 March 2002 for the Amalgamated Fund, Associated Bodies Fund and Group Pension Scheme, and the Scottish Provident Institution Staff Pension Fund, 31 March 2003 for the National and Provincial Building Society Pension Fund and 31 December 2003 for the Scottish Mutual Assurance Staff Pension Scheme. In addition, there is an annual review by the appointed actuary. The results of these reviews are included in the Consolidated Financial Statements.

120	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The main long-term financial assumptions, as stated in absolute terms, used in the 2004 annual review were:

	2004	2003
	Nominal	Nominal
	per annum	per annum
	%	%

Investment returns	6.4	6.6

Pension increases	2.5	2.5

General salary increase	4.0	4.0

General price inflation	2.5	2.5

At the latest actuarial review date, the market value of the combined assets was £2,280m and the combined funding level was 80.6%. All of the pension fund liabilities are valued on an actuarial basis using the projected unit method. In the period ended 31 December 2004, the employer’s contribution rates to the schemes ranged between 9.9% and 49.2%. In consultation with the actuary, the agreed contribution rates for future years range from 9.8% to 52.6%.

     As shown in the table below, the pension cost reflects the regular contribution rate less amounts in respect of the surplus or deficit being recognised over the expected remaining service lives of the members of all Abbey’s schemes in accordance with SSAP 24, Accounting for pension costs. Surpluses or deficits are amortised on the basis of a percentage of payroll to align with contribution rates. The pension cost charged to the Profit and Loss Account for the year was as follows:

	Group
	2004	2003
	£m	£m

Regular cost	66	75

Amortisation of surpluses arising on pension schemes	–	–

Amortisation of deficits arising on pension schemes	50	45

Amortisation of surplus arising from fair value adjustment on acquisition of National and Provincial	2	2

Charged to profit and loss account (note 38)	118	122

During 2004 an additional £31m (2003: £15) was paid to the schemes in respect of contractual termination benefits arising from restructuring. In addition £4m (2003: £6m) was contributed to defined contribution and overseas pensions schemes.

     Balances representing the difference between amounts paid to the respective pension schemes of Abbey and any amounts charged to the Profit and Loss Account, in accordance with SSAP 24, are included in the Balance Sheet. At 31 December 2004, an asset of £21m (2003: £23m) and a liability of £40m (2003: £38m) have been included in the balance sheet accordingly. In addition, included in other assets at 31 December 2004 was an amount of £14m (2003: £15m) in respect of the unamortised pension scheme surplus assessed at the date the business of National and Provincial was purchased. This was based on an actuarial assessment of the scheme at that date and is included in the Balance Sheet in accordance with FRS 17. This balance is being amortised over the average remaining service lives of employees in the scheme as shown above.

     During 2004 an additional £31m (2003: £15m) was paid to the scheme in respect of contractual termination benefits arising from restructuring and various business disposals.

Additional disclosures required under the transition provisions of FRS 17:

Disclosures required under the transition provisions of FRS 17 are included below.

     The main long-term financial assumptions, as stated in absolute terms, under the provisions of FRS 17 are as follows:

	2004	2003	2002
	Nominal	Nominal	Nominal
	per annum	per annum	per annum
	%	%	%

Discount rate for scheme liabilities	5.4	5.5	5.7

Pension and deferred pension increases	2.8	2.7	2.4

General salary increase	4.3	4.2	3.9

General price inflation	2.8	2.7	2.4

The fair value of the assets held by the pension schemes at 31 December 2004, and the expected rate of return for each class of assets for the current period, is as follows:

	2004		2003		2002
	Expected		Expected		Expected
	rate of		rate of		rate of
	return	Fair value	return	Fair value	return	Fair value
	%	£m	%	£m	%	£m

Equities	7.25	1,265	7.25	1,150	8.0	1,477

Bonds	5.0	1,076	5.2	1,025	4.5	326

Others	5.0	152	4.4	30	4.0	77

		2,493		2,205		1,880

Pension fund liabilities are valued on an actuarial basis using the projected unit method and pension assets are stated at their fair value.

     The net pension scheme deficit measured under FRS 17 at 31 December 2004 comprised the following:

	2004	2003	2002
	£m	£m	£m

Total market value of assets	2,493	2,205	1,880

Present value of scheme liabilities	(3,689)	(3,306)	(2,722)

FRS 17 scheme deficit	(1,196)	(1,101)	(842)

Related deferred tax asset	359	330	253

Net FRS 17 scheme deficit	(837)	(771)	(589)

Abbey Annual Report and Accounts 2004	121

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The following amounts would be reflected in the Profit and Loss Account and statement of total recognised gains and losses on implementation of FRS 17:

	2004	2003
	£m	£m

Amount that would be charged to operating profits:

Current service cost	120	118

Past service cost	24	15

Gains on settlements	(4)	(13)

Total operating charge	140	120

Amount that would be credited to finance income:

Expected return on pension scheme assets	(139)	(140)

Interest on pension scheme liabilities	182	160

Net return	43	20

Amount that would be recognised in the statement of total recognised gains and losses:

Actual return less expected return on pension scheme assets	104	94

Experience gains and losses arising on scheme liabilities	(10)	31

Gains arising from changes in assumptions underlying the present value of scheme liabilities	(162)	(359)

Actuarial (loss)	(68)	(234)

	2004	2003
	£m	£m

Movement on pension scheme deficits during the year:

Deficit at 1 January	(1,101)	(842)

Current service cost	(120)	(118)

Contributions	156	115

Past service cost	(24)	(15)

Gain on settlements	4	13

Other finance income	(43)	(20)

Actuarial (loss)	(68)	(234)

Deficit at 31 December	(1,196)	(1,101)

	2004	2003	2002
	£m	£m	£m

History of experience gains/(losses)

Difference between expected and actual return on scheme assets:

Amount (£m)	104	94	(547)

Percentage (%) of scheme assets	4.2	4.3	29

Experience gains/(losses) on scheme liabilities:

Amount (£m)	(10)	31	(30)

Percentage (%) of the present value of scheme liabilities	0.3	0.9	1.0

Total gain/(loss) recognised:

Gains/(loss) on change of assumptions	(68)	(234)	(9)

Percentage (%) of the present value of scheme liabilities	1.8	7.1	–

If the full provisions of FRS 17 were reflected in the Consolidated Financial Statements, the Group Profit and Loss Account reserve of £1,981m would be reduced by £834m (2003: £787m) to £1,147m (2003: £1,740m). This reduction reflects the FRS 17 position shown above and the reversal of the remaining unamortised asset relating to the surplus in the National and Provincial pension fund at acquisition.

54. Directors’ emoluments and interests

Further details of Directors’ emoluments and interests are included in the Directors’ Report on pages 66 to 73.

     Ex gratia pensions paid to former Directors and the spouses of deceased Directors of Abbey in 2004, which would have been provided for previously, amounted to £54,020 (2003: £74,199).

     Details of loans, quasi loans and credit transactions entered into or agreed by the Company or its subsidiaries with persons who are or were Directors and connected persons and officers of the Company during the year were as follows:

Aggregate
amount
	Number of	outstanding
	persons	£000

Directors

Loans	1	240

Quasi loans	–	–

Credit transactions	–	–

Officers (1)

Loans	–	–

Quasi loans	–	–

Credit transactions	–	–

(1)	Officers are defined as the Company Secretary and those non-Board members who, during the year, were head of a division.

No Director had a material interest in any contract of significance, other than a service contract, with the Company or any of its subsidiaries at any time during the year. The Directors did not have any interests in shares or debentures of subsidiaries. Further disclosures relating to these transactions, as required under FRS 8, Related party disclosures, are given in note 56.

55. Share-based payments

Abbey granted share options to executive officers and employees principally under the Executive Share Option scheme, Sharesave scheme and the Employee Share Option scheme.

     Options granted under the Executive Share Option scheme are generally exercisable between the third and tenth anniversaries of the grant date, provided that certain performance criteria are met.

     Under the Sharesave scheme, eligible employees could elect to exercise their options either three, five or seven years after the grant date. See note 42 to the Consolidated Financial Statements for a description of the options granted under this scheme.

     The number of options authorised to be granted was limited to 10% of the total number of shares issued since conversion.

     The total compensation expense for equity-settled share based transactions recognised in the Profit and Loss Account was £12m (2003: £8m, 2002: £7m).

     The fair value of each option for 2004, 2003 and 2002 has been estimated as at the grant date using the Black-Scholes option pricing model using the following assumptions:

122	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

	2004	2003	2002

Risk free interest rate	3.7% – 7.3%	3.7% – 7.3%	4.2% – 7.9%

Dividend growth, based solely upon average growth since 1989	14%	14%	14%

Volatility of underlying shares based upon historical volatility over five years	22.7% – 42.3%	22.7% – 42.3%	22.7% – 40.0%

Expected lives of options granted under:

Employee Sharesave scheme	3, 5 and 7 years *	3, 5 and 7 years *	3, 5 and 7 years *

Executive Share Option scheme	6 years	6 years	6 years

Employee Share Option scheme	5 years	5 years	5 years

*	For three, five and seven year schemes respectively.

The following table summarises the movement in the number of share options between those outstanding at the beginning and end of the year, together with the changes in weighted average exercise price over the same period. All of the shares options prior to 12 November 2004 relate to shares in Abbey National plc. After 12 November 2004 all share options relate to shares in Banco Santander Central Hispano, S.A. On 12 November 2004 all holders of options in ordinary shares of Abbey National plc were given the option to exercise their options, to cancel their shares in return for a cash payment or to transfer their options to options in shares of Banco Santander Central Hispano, S.A.

	Executive Share		Employee Sharesave		Employee Share
	Option scheme		scheme		Option scheme
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	granted	£	granted	£	granted	£

2004

Options outstanding at the beginning of the year	15,180,932	6.27	28,328,589	3.61	8,909,143	11.07

Options granted before 12 November	2,039,702	4.61	3,877,757	3.98	–	–

Options exercised before 12 November	(4,360,768)	3.93	(1,727,980)	3.51	(4,050)	5.91

Options forfeited before 12 November	(12,501,022)	6.88	(13,094,132)	3.79	(1,666,493)	10.28

Options expired before 12 November	–	–	(12,734)	7.65	–	–

Options outstanding at the 12 November	358,844	4.16	17,371,500	3.56	7,238,600	11.25

Options granted after 12 November	–	–	–	–	–	–

Options exercised after 12 November	–	–	(39,778)	3.41	(6,300)	5.91

Options forfeited after 12 November	–	–	(80,926)	4.23	(150)	5.91

Options expired after 12 November	–	–	–	–	(7,175,600)	11.30

Options outstanding at the year end	358,844	4.16	17,250,796	3.56	56,550	5.91

Options exercisable at the end of the year	11,327	5.65	–	–	56,550	5.91

The weighted-average grant-date fair value of options granted during the year		0.96		0.99		–

2003

Options outstanding at the beginning of the year	8,005,206	9.15	18,173,482	6.32	10,507,253	11.08

Options granted during the year	8,576,826	3.80	27,113,143	3.20	–	–

Options exercised during the year	(114,990)	3.98	(246,456)	4.06	(450)	5.91

Options forfeited during the year	(522,772)	8.84	(6,574,266)	5.10	(1,597,660)	11.16

Options expired during the year	(763,338)	7.13	(10,137,314)	6.39	–	–

Options outstanding at the end of the year	15,180,932	6.27	28,328,589	3.61	8,909,143	11.07

Options exercisable at the end of the year	2,859,158	8.39	–	–	2,965,128	10.59

The weighted-average grant-date fair value of options granted during the year		0.52		0.38		–

2002

Options outstanding at the beginning of the year	5,366,178	8.85	18,919,108	6.02	11,335,103	11.04

Options granted during the year	3,822,618	9.37	4,800,602	7.95	–	–

Options exercised during the year	(454,919)	6.43	(2,502,602)	5.76	(113,100)	5.91

Options forfeited during the year	(622,983)	9.53	(2,142,906)	7.34	(396,500)	11.25

Options expired during the year	(105,688)	11.91	(900,720)	7.81	(318,250)	11.25

Options outstanding at the end of the year	8,005,206	9.15	18,173,482	6.32	10,507,253	11.08

Options exercisable at the end of the year	2,098,028	9.52	39,182	4.82	561,128	5.91

The weighted-average grant-date fair value of options granted during the year		0.99		2.37		–

Abbey Annual Report and Accounts 2004	123

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

The following table summarises information about the options outstanding at 31 December 2004.

Executive Share Option	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at	contractual	exercise	at	exercise
Range of exercise prices	31/12/2004	life (Years)	prices (£)	31/12/2004	prices (£)

Between £3 and £4	182,474	8.25	3.73	–	–

Between £4 and £5	165,043	9.25	4.54	–	–

Between £5 and £6	11,327	0.24	5.65	11,327	5.65

	358,844			11,327

Employee Sharesave Scheme	Options outstanding			Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at	contractual	exercise	at	exercise
Range of exercise prices	31/12/2004	life (Years)	prices (£)	31/12/2004	prices (£)

Between £3 and £4	14,834,587	3.21	3.25	–	–

Between £4 and £5	696,043	2.66	4.23	–	–

Between £5 and £6	1,285,612	0.83	5.13	–	–

Between £7 and £8	205,479	2.93	7.76	–	–

Between £8 and £9	93,519	0.75	8.53	–	–

Between £9 and £10	135,556	1.61	9.28	–	–

	17,250,796			–

Under the Employee Sharesave scheme, the weighted-average exercise prices of options are less than the market prices of the shares on the relevant grant dates.

Employee Share Option Scheme	Options outstanding			Options exercisable
Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at	contractual	exercise	at	exercise
Range of exercise prices	31/12/2004	life (Years)	prices (£)	31/12/2004	prices (£)

Between £5 and £6	56,550	1.66	5.91	56,550	5.91

124	Abbey Annual Report and Accounts 2004

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

56. Related party disclosures

a) Transactions with directors, executive officers and their close family members

Directors, executive officers and members of their close families have undertaken the following transactions with Abbey in the course of normal banking and life assurance business.

			Amounts in
			respect of
			directors,
			executive
			officers (1) and
	Number		their close
	of directors		family
	and executive		members
	officers	(1)	2004
	2004		£000

Secured loans, unsecured loans and overdrafts

Net movements in the year	–		226

Balances outstanding as at 31 December	1		240

Deposit, bank and instant access accounts and investments

Net movements in the year	(1)		915

Balances outstanding as at 31 December	8		2,080

Life assurance policies

Net movements in the year	1		(57)

Total sum insured/value of investment	3		50

			Amounts in
			respect of
			directors,
			executive
			officers (1) and
	Number		their close
	of directors		family
	and executive		members
	officers	(1)	2003
	2003		£000

Secured loans, unsecured loans and overdrafts

Net movements in the year	1		(375)

Balances outstanding as at 31 December	1		14

Deposit, bank and instant access accounts and investments

Net movements in the year	9		(3,310)

Balances outstanding as at 31 December	9		1,165

Life assurance policies

Net movements in the year	1		7

Total sum insured/value of investment	2		107

(1)	Executive officers are defined as the Company Secretary and those non-Board members who during the year were head of a Division.

Directors have also undertaken sharedealing transactions through an execution only stockbroker subsidiary company of an aggregate net value of £2,280,413. The transactions were on normal business terms and standard commission rates were payable.

     Secured and unsecured loans are made to Directors, executive officers and their close family members on the same terms and conditions as applicable to other employees within Abbey.

     Amounts deposited by Directors, executive officers and their close family members earn interest at the same rates as those offered to the market or on the same terms and conditions applicable to other employees within Abbey. Such loans did not involve more than the normal risk of collectibility or present other infavourable features.

     Life assurance policies and investments are entered into by Directors, Executive Officers and their close family members on normal market terms and conditions, or on the same terms and conditions as applicable to other employees within Abbey. Abbey entered into these loan agreements in the ordinary course of business, with terms prevailing for comparable transactions with others and these did not involve more than the normal risk of collectibility or present other unfavourable features.

b) Transactions with associated undertakings

Abbey National plc holds a 50% share in PSA Finance plc (PSA), a subsidiary of Peugeot SA. PSA is a finance organisation providing financial services to the Peugeot-Citroën car dealership network. The income receivable from Abbey’s interest in PSA amounted to £6m (2003: £12m) in the year.

     Abbey has a 25% interest in EDS Credit Services Ltd, a subsidiary of Electronic Data Systems Ltd. Electronic Data Systems Ltd is a professional services firm specialising in information technology. The income receivable from Abbey’s interest in EDS Credit Services Ltd amounted to £nil (2003: £nil) in the period.

     Balances outstanding between Abbey and associated companies at 31 December 2004 are detailed in note 32. Further details of Abbey’s interests in associated undertakings are shown in note 23.

c) Transactions with Long-term assurance funds

The long-term assurance funds are related parties for the purposes of this disclosure because the assets and liabilities of the long-term assurance funds are included in the Balance Sheet.

     At 31 December 2004, Abbey entities owed £666m (2003: £858m) to, and were owed £1,354m (2003: £411m) by, the long-term assurance funds. Of these respective amounts £662m (2003: £852m) relates to amounts deposited by the long-term assurance funds with non-life assurance entities, and £1,327m (2003: £376m) relates to amounts owed by the long-term assurance funds to non-life assurance entities. The remaining amounts represent balances between the long-term assurance funds and the shareholders’ funds of the life assurance businesses. In addition, the long-term assurance funds have lent £1,930m (2003: £1,647m) of investment assets to a subsidiary of Abbey National Treasury Services under stock lending agreements at 31 December 2004.

     Included in Fees and commissions receivable in the year is an amount of £17m (2003: £27m) receivable from the long-term assurance fund of Abbey National Life plc in respect of life assurance products sold through the retail branch network, and an amount of £nil payable (2003: £272m receivable) to the long-term assurance funds of Abbey National Life and Scottish Mutual Assurance in respect of option premiums paid from/to Abbey Financial Markets.

     During the year Abbey National Financial Investment Services plc incurred costs amounting to £213m (2003: £223m) on behalf of the long-term assurance funds. All such costs were recharged to the long-term assurance funds and included within the charge to income from long-term assurance business. Included within fees and commissions receivable are management fees received by Abbey National Financial Investment Services totalling £200m (2003: £200m) from the long-term assurance funds.

     Details of transfers of funds between shareholders’ funds and long-term assurance funds are provided in note 21. Included within assets of long-term assurance funds and liabilities of long-term assurance funds are amounts owing between the long-term assurance funds of £6m (2003: £15m).

     The value of the funds’ holdings in internally managed unit trusts amounted to £4,438m (2003: £4,604m) at 31 December 2004. The unit trusts are managed by Abbey National Unit Trust Management Ltd, Scottish Mutual Investment Fund Managers Ltd, Scottish Mutual Investment Managers Ltd and Abbey National Asset Managers Ltd.

d) Subsidiary undertakings

In accordance with Financial Reporting Standard 8 “Related Party Disclosures” (“FRS 8”), transactions or balances between group entities that have been eliminated on consolidation are not reported.

Abbey Annual Report and Accounts 2004	125

Audited Financial Statements

Financial Statements

Notes to the Financial Statements continued

e) Parent undertaking and controlling party

Since 12 November 2004 the company’s immediate and ultimate parent, and controlling party is Banco Santander Central Hispano, S.A. The smallest and largest group into which the Group’s results are included is the group accounts of Banco Santander Central Hispano, S.A. copies of which may be obtained from Grupo Santander, Shareholder Department, Grupo Santander, Santander House, 100 Ludgate Hill, London EC4M 7NJ.

57. Profit/(Loss) on sale or termination of a business

As a consequence of the acquisition of Abbey by Banco Santander Central Hispano, S.A. in November 2004, certain decisions were made to reorganise certain areas of the business. As a result, a loss of £31m has been recognised during the year in relation to the exit of particular parts of the business. A loss of £33m was recognised in 2003 as a result of Abbey’s reorganisation announced in February 2003. The total charge comprises £11m (2003: £16m) of employee redundancy costs and £20m (2003: £17m) of other costs.

	2004	2003
	£m	£m

Opening balance	33	–

Transfer to profit and loss	31	33

Utilised	(15)	–

Closing balance	49	33

126	Abbey Annual Report and Accounts 2004

Shareholder Information

Contact Information

Addresses and phone numbers

Abbey National plc registered and principal office

Abbey National House,
2 Triton Square,
Regent’s Place
London
NW1 3AN
Registered Number 2294747
Registered in England and Wales

Grupo Santander
Shareholder Department

Grupo Santander
Santander House
100, Ludgate Hill
London
EC4M 7NJ

Phone numbers:

Shareholder Services
0870 532 9430

Memorandum and Articles of Association

Copies of Abbey’s Memorandum and Articles of Association can be obtained from Abbey’s registered office.

Web site

The Annual Report and Accounts is available on the Internet at www.abbey.com.

Abbey Annual Report and Accounts 2004	127